UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Bradesco

REPORT ON ECONOMIC AND FINANCIAL ANALYSIS

3RD QUARTER 2015

Table of Contents

Table of Contents

1 - Press Release	3
Highlights	4
Main Information	6
Ratings	8
Book Net Income vs. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Capital Ratios - Basel III	23
Economic Scenario	24
Main Economic Indicators	25
Guidance	26
Book Income vs. Managerial Income vs. Adjusted Income Statement	27
2 - Economic and Financial Analysis	31
Statement of Financial Position	32
Adjusted Income Statement	33
Interest and Non-Interest Earning Portions	33
– Interest Earning Portion	34
• Interest Earning Portion of Credit Intermediation	36
• Interest Earning Portion of Securities/Other	55
• Interest Earning Portion of Insurance	55
– Non-Interest Earning Portion	56
Insurance, Pension Plans and Capitalization Bonds	57
– Bradesco Vida e Previdência	64
– Bradesco Saúde and Mediservice	66
– Bradesco Capitalização	67
– Bradesco Auto/RE and Atlântica Companhia de Seguros	69
Fee and Commission Income	71
Personnel and Administrative Expenses	77
– Operating Coverage Ratio	80
Tax Expenses	80
Equity in the Earnings (Losses) of Affiliates	80
Operating Income	81
Non-Operating Income	81
3 - Return to Shareholders	83
Corporate Governance	84
Investor Relations – IR	84
Sustainability	85
Bradesco Shares	85
Market Value	88
Main Indicators	89
Dividends/Interest on Shareholders’ Equity – JCP	90
Weight on Main Stock Indexes	90
4 - Additional Information	91
Market Share of Products and Services	92
Reserve Requirements	93
Investments in Infrastructure, Information Technology and Telecommunications	94
Risk Management	95
Capital Management	95
Basel Ratio	96
5 - Independent Auditors’ Report	97
Limited assurance report from independent auditors about supplementary accounting information included within the Economic and Financial Analysis Report	98
6 - Individual and Consolidated Financial Statements, Independent Auditors' Report on the Financial Statements and Fiscal Council's Report	101

Bradesco    1

Forward-Looking Statements

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on management’s current expectations, estimates and projections concerning future events and financial trends that may affect our business. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “goal”, “estimate”, “forecast”, “predict”, “project”, “guidelines”, “should” and other similar expressions are used to indicate predicting statements. However, forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that may be beyond our control. In addition, some forward-looking statements are based on assumptions which, depending on future events, may prove not to be accurate. Therefore, actual results may differ significantly from the plans, goals, expectations, projections and intentions expressed or implied in such statements.

The factors that may impact the actual results include, among others, changes in regional, national and international trade and economic policies; inflation; an increased number of defaults by borrowers in loan operations, with a consequent increase in the allowance for losses from loan operations; loss of ability to receive deposits; loss of customers or revenues; our ability to sustain and improve performance; changes in interest rates which may, among other things, adversely affect our margins; competition in the banking industry, financial services, credit card services, insurance, asset management and other related industries; government regulation and fiscal affairs; disputes or adverse legal proceedings or regulations; and credit and other risks involved in lending and investment activities.

As a result, one should not rely excessively on these forward-looking statements. The statements are valid only for the date on which they were drafted. Except as required by applicable law, we do not assume any obligation to update these statements as a result of new information, future developments or any other matters which may arise.

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

  2   Economic and Financial Analysis Report – September 2015

       Press Release

Highlights

The main figures obtained by Bradesco in the first nine months of 2015 are presented below:

1.       Adjusted Net Income(1) for the first nine months of 2015 stood at R$13.311 billion (an 18.6% increase compared to the R$11.227 billion recorded in the same period of 2014), corresponding to earnings per share of R$3.47, in the last 12 months, and Return on Average Adjusted Equity(2) of 21.2%.

2.    As for the source, the Adjusted Net Income is composed of R$9.428 billion from financial activities, representing 70.8% of the total, and of R$3.883 billion from insurance, pension plans and capitalization bonds operations, which together account for 29.2%.

3.     In September 2015, Bradesco’s market value stood at R$113.288 billion(3).

4.     Total Assets, in September 2015, stood at R$1.051 trillion, an increase of 6.4% over the September 2014 balance. The return on Average Total Assets was 1.7%, an increase of 0.1 p.p. over September 2014 (1.6%).

5.      In September 2015, the Expanded Loan Portfolio(4) reached R$474.488 billion, up 6.8% over September 2014. Operations with individuals totaled R$145.234 billion (an increase of 5.2% over September 2014), while corporate segment operations totaled R$329.253 billion (up 7.5% over September 2014).

6.       Assets under Management stood at R$1.453 trillion, a 4.9% increase over September 2014.

7.       Shareholders’ Equity totaled R$86.233 billion in September 2015, 8.8% higher than in September 2014. Basel III Ratio, calculated based on the Prudential Consolidated stood at 14.5% in September 2015, 11.4% of which was classified as Common Equity / Tier I.

8.       A total of R$4.358 billion was paid to shareholders as Interest on Shareholders’ Equity and Dividends for the first nine months of 2015, of which R$1.707 billion were paid in monthly and interim installments and R$2.651 billion were provisioned.

9.     The Interest Earning Portion of the Net Interest Income stood at R$40.397 billion, an increase of 16.0% compared to the first nine months of 2014.

10.  The Delinquency Ratio over 90 days stood at 3.8% in September 2015 (3.6% in September 2014).

11. The Operating Efficiency Ratio (ER)(5) in September 2015 was 37.9% (39.9% in September 2014), while in the “risk-adjusted” concept, it stood at 46.6% (48.7% in September 2014).

12.  Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$45.482 billion in the period of nine months of 2015, up 18.6% when compared to the same period in 2014. Technical Reserves stood at R$168.629 billion, an increase of 15.5% compared to the balance in September 2014.

13. Investments in infrastructure, information technology and telecommunications amounted to R$4.044 billion in the period of nine months of 2015, up 16.5% over the same period in the previous year.

14.  Taxes and contributions paid or recorded in provision, including social security, totaled R$19.225 billion, of which R$8.690 billion were related to taxes withheld and collected from third parties, and R$10.535 billion were calculated based on activities developed by Organização Bradesco, equivalent to 79.1% of the Adjusted Net Income(1).

15.  Bradesco has an extensive Customer Service Network in Brazil, with 4,593 Branches and 3,496 Service Points (PAs). Customers of Bradesco can also count on 845 ATMs, 48,175 Bradesco Expresso service points, 31,495 Bradesco ATMs, and 18,618 Banco24Horas Network ATMs.

16. Payroll, plus charges and benefits, totaled R$9.237 billion. Social benefits provided to all 93,696 employees of Organização Bradesco and their dependents amounted to R$2.304 billion, while investments in education, training and development programs totaled R$100.913 million.

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) Excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

  4  Economic and Financial Analysis Report – September 2015

Press Release

Highlights

17.   In August 2015, Bradesco informed the market that it had signed a Purchase Contract of Shares with HSBC Latin America Holdings Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. ("HSBC"), for the value of US$5.2 billion. The price will be adjusted by the equity variation of HSBC as per December, 2014 and will be paid on the date of completion of the operation, which is subject to the approval of the competent regulatory authorities and in compliance with the legal formalities. With the acquisition, Bradesco will assume all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients.

18.   In September 2015, Bradesco was selected for the 10th consecutive year, to integrate the Dow Jones Sustainability Index (DJSI), in the portfolios “Dow Jones Sustainability World Index" and "Dow Jones Sustainability Emerging Markets".

19.  Major Awards and Acknowledgments in the period:

•   Bradesco was considered the most valuable Bank brand in Latin America and obtained 4th place in the general ranking amongst all sectors with a value of US$5.2 billion (BrandAnalytics / Millward Brown);

•   It was a highlight in the 2015 edition of the "Anuário Valor 1000" (Yearbook) integrating the ranking of the largest banks and occupying the 1st place among insurers, with Bradesco Seguros, Bradesco Vida e Previdência and Bradesco Saúde (Valor Econômico newspaper); and

•   For the 16th time, it was part of the list of “135 Melhores Empresas para Trabalhar no Brasil” ("135 Best Companies to Work For in Brazil"), (Época magazine, assessed as Great Place to Work).

Organização Bradesco is fully committed to internationally recognized sustainability and corporate governance initiatives, particularly: Global Compact, PRI (Principles for Responsible Investment), and Equator Principles. We set our guidelines and strategies with a view to incorporating the best sustainability practices into our businesses, considering the context and the potential of each region, thus contributing to the generation of value in the Organization. The driving force behind our engagement is inclusion via education, democratization and presence, innovation, sustainability and continuity of our businesses. Our management process adopts economic and socio-environmental indexes developed in Brazil and abroad, such as the Dow Jones Sustainability Index (DJSI), the Corporate Sustainability Index (ISE, of BM&FBovespa), and the Carbon Efficient Index (ICO2, also of BM&FBovespa), as well as the guidelines and indexes of the Global Reporting Initiative (GRI) and the CDP.

With a broad social and educational program in place for 58 years, Fundação Bradesco operates 40 schools across Brazil. In 2015, an estimated R$537.311 million budget will benefit approximately 101,609 students enrolled in its schools at the following levels: basic education (from kindergarten to high school and higher secondary technical-professional education), youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income. In addition to being guaranteed free quality education, the approximately 44 thousand students enrolled in the Basic Education system also receive uniforms, school supplies, meals, and medical and dental assistance. With regard to the distance learning system (EaD), it is estimated that 380 thousand students will benefit from it, through its e-learning portal Escola Virtual (Virtual School). These students will conclude, at least, one of the various courses offered in its schedule, and another 17 thousand students will benefit from projects and initiatives carried out in partnership with Centers for Digital Inclusion (CDIs), the Educa+Ação Program, and from Technology courses (Educar e Aprender - Educating and Learning).

Bradesco    5

       Press Release

Main Information

	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	Variation %
									3Q15 x 2Q15	3Q15 x 3Q14
Income Statement for the Period - R$ million
Book Net Income	4,120	4,473	4,244	3,993	3,875	3,778	3,443	3,079	(7.9)	6.3
Adjusted Net Income	4,533	4,504	4,274	4,132	3,950	3,804	3,473	3,199	0.6	14.8
Total Net Interest Income	13,735	13,541	13,599	12,986	12,281	12,066	10,962	11,264	1.4	11.8
Gross Credit Intermediation Margin	10,806	10,427	10,242	10,061	9,798	9,460	9,048	9,175	3.6	10.3
Net Credit Intermediation Margin	6,954	6,877	6,662	6,754	6,450	6,319	6,187	6,214	1.1	7.8
Provision for Loan Losses (ALL) Expenses	(3,852)	(3,550)	(3,580)	(3,307)	(3,348)	(3,141)	(2,861)	(2,961)	8.5	15.1
Fee and Commission Income	6,380	6,118	5,744	5,839	5,639	5,328	5,283	5,227	4.3	13.1
Administrative and Personnel Expenses	(7,997)	(7,544)	(7,084)	(7,835)	(7,192)	(7,023)	(6,765)	(7,313)	6.0	11.2
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	15,125	16,723	13,634	17,806	12,904	13,992	11,450	14,492	(9.6)	17.2
Statement of Financial Position - R$ million
Total Assets	1,050,983	1,029,762	1,034,815	1,032,040	987,364	931,132	922,229	908,139	2.1	6.4
Securities	364,472	356,115	344,430	346,358	343,445	333,200	321,970	313,327	2.3	6.1
Loan Operations (1)	474,488	463,406	463,305	455,127	444,195	435,231	432,297	427,273	2.4	6.8
- Individuals	145,234	143,461	142,051	141,432	138,028	135,068	132,652	130,750	1.2	5.2
- Corporate	329,253	319,945	321,254	313,695	306,167	300,163	299,645	296,523	2.9	7.5
Allowance for Loan Losses (ALL) (2)	(28,670)	(23,801)	(23,618)	(23,146)	(22,623)	(21,791)	(21,407)	(21,687)	20.5	26.7
Total Deposits	203,637	195,926	211,702	211,612	211,882	213,270	218,709	218,063	3.9	(3.9)
Technical Reserves	168,629	164,566	157,295	153,267	145,969	142,731	137,751	136,229	2.5	15.5
Shareholders' Equity	86,233	86,972	83,937	81,508	79,242	76,800	73,326	70,940	(0.8)	8.8
Assets under Management	1,452,528	1,443,989	1,431,090	1,426,099	1,385,135	1,304,690	1,277,670	1,260,056	0.6	4.9
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	3.47	3.35	3.21	3.05	2.87	2.69	2.53	2.42	3.6	20.9
Book Value per Common and Preferred Share - R$ (4)	17.14	17.28	16.67	16.19	15.74	15.25	14.56	14.09	(0.8)	8.9
Annualized Return on Average Equity (5) (6)	21.2	21.9	22.3	20.1	20.4	20.7	20.5	18.0	(0.7) p.p.	0.8 p.p.
Annualized Return on Common Equity to 11% - BIS III (3)	26.9	26.3	25.3	24.2	22.8	21.4	20.1	-	0.6 p.p.	4.1 p.p.
Annualized Return on Average Assets (6)	1.7	1.7	1.7	1.6	1.6	1.6	1.5	1.4	-	0.1 p.p.
Average Rates - 12 months = (Adjusted Net Interest Income / Total Average Assets - Repos - Permanent Assets)	7.6	7.6	7.5	7.3	7.1	7.0	6.9	7.0	-	0.5 p.p.
Fixed Asset Ratio (12)	38.6	39.6	47.9	47.2	46.8	46.7	47.1	45.4	(1.0) p.p.	(8.2) p.p.
Combined Ratio - Insurance (7)	86.9	86.5	86.8	85.9	86.5	86.3	86.4	86.1	0.4 p.p.	0.4 p.p.
Efficiency Ratio (ER) (3)	37.9	37.9	38.3	39.2	39.9	40.9	41.9	42.1	-	(2.0) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	79.1	78.7	77.4	76.7	75.9	74.1	73.6	71.8	0.4 p.p.	3.2 p.p.
Market Capitalization - R$ million (8)	113,288	142,098	150,532	145,536	146,504	134,861	135,938	128,085	(20.3)	(22.7)
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	7.8	6.7	6.7	6.7	6.7	6.6	6.5	6.7	1.1 p.p.	1.1 p.p.
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.7	4.6	4.5	4.3	4.4	4.4	4.2	4.2	0.1 p.p	0.3 p.p.
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.8	3.7	3.6	3.5	3.6	3.5	3.4	3.5	0.1 p.p.	0.2 p.p.
Coverage Ratio (> 90 days (10)) (2)	205.7	180.4	187.0	189.0	187.2	186.9	193.8	192.3	25.3 p.p.	18.5 p.p.
Coverage Ratio (> 60 days (10)) (2)	168.4	146.5	149.8	156.6	154.2	149.9	153.7	158.9	21.9 p.p.	14.2 p.p.
Operating Limits %
Basel Ratio - Total (11) (12)	14.5	16.0	15.2	16.5	16.3	15.8	15.7	16.6	(1.5) p.p.	(1.8) p.p.
Capital Nível I	11.4	12.8	12.1	12.9	12.6	12.1	11.9	12.3	(1.4) p.p.	(1.2) p.p.
- Common Equity	11.4	12.8	12.1	12.9	12.6	12.1	11.9	12.3	(1.4) p.p.	(1.2) p.p.
Capital Nível II	3.0	3.2	3.1	3.6	3.7	3.7	3.8	4.3	(0.2) p.p.	(0.7) p.p.

  6  Economic and Financial Analysis Report – September 2015

Press Release

Main Information

	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Variation %
									Sept15 x Jun15	Sept15 x Sept14
Structural Information - Units
Service Points (13)	71,738	74,270	74,917	75,176	74,028	73,208	73,320	72,736	(3.4)	(3.1)
- Branches	4,593	4,628	4,661	4,659	4,659	4,680	4,678	4,674	(0.8)	(1.4)
- PAs (14)	3,496	3,463	3,502	3,486	3,497	3,497	3,484	3,586	1.0	-
- PAEs (14)	845	980	1,135	1,145	1,159	1,175	1,186	1,180	(13.8)	(27.1)
- External Terminals in Bradesco ATMs (15) (16)	874	1,112	1,243	1,344	1,398	1,684	2,701	3,003	(21.4)	(37.5)
- Assisted Banco24Horas Network Points (15)	11,917	12,127	12,268	12,450	12,213	12,023	11,873	11,583	(1.7)	(2.4)
- Bradesco Expresso (Correspondent Banks)	48,175	50,042	50,043	50,006	49,020	48,186	47,430	46,851	(3.7)	(1.7)
- Bradesco Promotora de Vendas	1,824	1,904	2,051	2,073	2,068	1,949	1,955	1,846	(4.2)	(11.8)
- Branches / Subsidiaries Abroad	14	14	14	13	14	14	13	13	-	-
ATMs	50,113	49,410	48,941	48,682	48,053	47,612	48,295	48,203	1.4	4.3
- Bradesco Network	31,495	31,132	31,091	31,089	31,107	31,509	32,909	33,464	1.2	1.2
- Banco24Horas Network	18,618	18,278	17,850	17,593	16,946	16,103	15,386	14,739	1.9	9.9
Employees (17)	93,696	93,902	94,976	95,520	98,849	99,027	99,545	100,489	(0.2)	(5.2)
Outsourced Employees and Interns	13,333	13,111	12,977	12,916	12,896	12,790	12,671	12,614	1.7	3.4
Customers - in millions
Active Account Holders (18) (19)	26.4	26.5	26.6	26.5	26.6	26.5	26.6	26.4	(0.4)	(0.8)
Savings Accounts (20)	57.0	57.6	58.1	59.1	52.9	51.8	49.0	50.9	(1.0)	7.8
Insurance Group	48.2	47.8	47.8	46.9	46.3	45.5	45.3	45.7	0.8	4.1
- Policyholders	42.5	42.0	42.0	41.1	40.5	39.6	39.4	39.8	1.2	4.9
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	-	-
- Capitalization Bond Customers	3.3	3.4	3.4	3.4	3.4	3.5	3.5	3.5	(2.9)	(2.9)
Bradesco Financiamentos (18)	2.8	2.9	3.0	3.1	3.1	3.2	3.2	3.3	(3.4)	(9.7)

(1)   Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL. In the third quarter of 2015, includes an ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million; This way, the balance of the ALL - Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015;

(3)   In the last 12 months;

(4)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(5)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(6)   Year-to-Date Adjusted Net Income;

(7)   Excludes additional reserves;

(8)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(9)   As defined by the Brazilian Central Bank (Bacen);

(10) Overdue loans;

(11) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in CMN Resolutions No. 4,192/13 and 4,193/13 (Basel III);

(12) As of March 2015, the ratio calculated based on the Prudential Consolidated is included, as set forth in CMN Resolution No. 4,192/13. It is important to note that the Prudential Consolidated is calculated in accordance with the regulatory guidelines set forth in CMN Resolution No. 4,280/13;

(13) The decrease as of March 2015 is related to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”; and (iii) the reduction of Bradesco Expresso correspondents;

(14) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(15) Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;

(16) This decrease is related to the sharing of external network ATMs by the Banco24Horas Network ATMs;

(17) The decrease in the fourth quarter of  2014 includes, primarily, the transfer of 2,431 employees from Scopus Tecnologia to IBM Brasil;

(18) Number of individual customers (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF));

(19) Refers to first and second checking account holders; and

(20) Number of accounts.

Bradesco    7

       Press Release

Ratings

Main Ratings

Fitch Ratings(1)
International Scale						Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency		Domestic
bbb	3	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
		BBB	F2	BBB	F2	AAA(bra)	F1+(bra)

Moody´s Investors Service (1)
International Scale						Domestic Scale
Domestic Currency Deposit				Foreign Currency Deposit		Domestic Currency
Long Term		Short Term		Long Term	Short Term	Long Term	Short Term
Baa3		P-3		Baa3	P-3	Aaa.br	BR-1

Standard & Poor's (1)						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	AA+	brAAA	brA-1
BB+	B	BB+	B	brAA+	brA-1

(1)     Due to the lowering of the sovereign rating, the rating agencies Standard & Poor's and Moody's Investors Service and Fitch Ratings have lowered the ratings of Bradesco and of other Brazilian financial institutions.

Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Profit in the periods below are presented in the following comparative chart:

	R$ million
	9M15	9M14	3Q15	2Q15
Book Net Income	12,837	11,096	4,120	4,473

Non-recurring events (net of tax effects)	474	131	413	31
- Tax liability	(2,341)	-	(2,341)	-
- ALL Surplus/Deficit Rating	2,222	-	2,222	-
- Contingent assets	530	(227)	469	31
- Other (1)	63	359	63	-

Adjusted Net Income	13,311	11,227	4,533	4,504

ROAE % (2)	20.4	20.2	20.0	22.6

ROAE (ADJUSTED) % (2)	21.2	20.4	22.1	22.7

(1)   In 9M15 and 3Q15, it basically refers to the constitution of other operational provisions; and, in 9M14, it refers to the impairment of Securities and Bonds – Shares, classified as Available for Sale, originating from the recognition of permanent loss in shares of Banco Espírito Santo S.A. (BES); and

(2)   Annualized.

  8  Economic and Financial Analysis Report – September 2015

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding and comparison of Bradesco results, we use in the comments of chapters 1 and 2 of this report the Adjusted Income Statement, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release.

								R$ million
	Adjusted Income Statement
	9M15	9M14	Variation		3Q15	2Q15	Variation
			9M15 x 9M14				3Q15 x 2Q15
			Amount	%			Amount	%
Net Interest Income	40,875	35,309	5,566	15.8	13,735	13,541	194	1.4
- Interest Earning Portion	40,397	34,811	5,586	16.0	13,709	13,415	294	2.2
- Non-Interest Earning Portion	478	498	(20)	(4.0)	26	126	(100)	-
ALL	(10,982)	(9,350)	(1,632)	17.5	(3,852)	(3,550)	(302)	8.5
Gross Income from Financial Intermediation	29,893	25,959	3,934	15.2	9,883	9,991	(108)	(1.1)
Income from Insurance Premiums, Pension Plans and Capitalization bonds, minus Variation of Technical Reserves, Retained Claims and others (1)	3,933	3,684	249	6.8	1,411	1,311	100	7.6
Fee and Commission Income	18,242	16,250	1,992	12.3	6,380	6,118	262	4.3
Personnel Expenses	(10,860)	(10,291)	(569)	5.5	(3,797)	(3,618)	(179)	4.9
Other Administrative Expenses	(11,765)	(10,689)	(1,076)	10.1	(4,200)	(3,926)	(274)	7.0
Tax Expenses	(3,990)	(3,416)	(574)	16.8	(1,330)	(1,351)	21	(1.6)
Companies	51	130	(79)	(60.8)	38	33	5	15.2
Other Operating Income/ (Expenses)	(5,122)	(4,035)	(1,087)	26.9	(1,604)	(1,606)	2	(0.1)
Operating Result	20,382	17,592	2,790	15.9	6,781	6,952	(171)	(2.5)
Non-Operating Result	(215)	(115)	(100)	87.0	(92)	(55)	(37)	67.3
Income Tax / Social Contribution	(6,750)	(6,161)	(589)	9.6	(2,124)	(2,351)	227	(9.7)
Non-controlling Interest	(106)	(89)	(17)	19.1	(32)	(42)	10	(23.8)
Adjusted Net Income	13,311	11,227	2,084	18.6	4,533	4,504	29	0.6

(1)   In “Others”, it includes: Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Bradesco    9

       Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Profit and Profitability

The return on the Average Adjusted Shareholder’s Equity (ROAE) stood at 21.2% in September 2015. Such performance stems from the growth of adjusted net income, which increased by 0.6% quarter-over-quarter and 18.6% comparing the nine months of 2015 with the same period in the previous year. The main events that affected adjusted net income are detailed below.

Adjusted net income reached R$4,533 million in the third quarter of 2015, up R$29 million or 0.6% compared to the previous quarter, mainly due to (i) the largest revenues for services provided; (ii) the increment of the “interest” earning portion; (iii) the highest operating result of Insurance, Pension Plans and Capitalization Bonds, net of technical reserves, retained claims and others; (iv) lower expenses with income tax and social contribution, which reflects, in part, the increased use of the tax benefit on the constitution of interest on own capital; and impacted, partly, by higher: (v) cost of the provision for doubtful accounts; and (vi) administrative and staff expenditure.

In the comparison between the nine months of 2015 and the same period in the previous year, the adjusted net profit increased R$2,084 million or 18.6%, which reflects the highest revenues due to: (i) the interest earning portion, partially due to the effect the margin of intermediation and of the assets and liabilities management (ALM); and (ii) the services provided; being partially offset by: (iii) higher allowance for loan losses expenses; (iv) increased operating expenses, net; (v) higher tax expenses; and (vi) higher personnel and administrative expenses, whose variation was below the index of inflation (IPCA) in the period.

Shareholders’ Equity totaled R$86,233 million in September 2015, up 8.8% over September 2014. Basel III Ratio, calculated based on the Prudential Consolidated, stood at 14.5%, 11.4% of which was classified as Common Equity / Tier I.

Total Assets registered R$1.051 trillion in September 2015, a 6.4% increase over September 2014, driven by the increased turnover. Return on Average Assets (ROAA) reached 1.7%.

  10  Economic and Financial Analysis Report – September 2015

Press Release

Summarized Analysis of Adjusted Income

Operating Efficiency Ratio (ER)

The 12-month accumulated ER(1) remained at 37.9%, stable in comparison to the previous quarter, and presented improvement of 2.0 p.p. in comparison to the same period of the previous year, proportionate, largely to: (i) by the increase in earning portion and revenues from fee and commission; and (ii) the strict control of our operating expenses, arising from the actions of our Efficiency Committee and of investments in Information Technology. The ER in the “risk-adjusted” concept, reflecting the impact of the risk associated with loan operations(2), reached 46.6%.

In the ER – quarterly, the indicator was partially impacted by: (i) higher administrative expenses, primarily due to the increase of (a) expenses with advertising and (b) outsourced services; (ii) by the increase in staff expenditure, in virtue of the collective convention of 2015; and partially offset by: (iii) the increase of the Fee and Commission Income and the interest earning portion.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses) / (Earning Portion + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). If we considered the ratio between (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to income generation + Insurance Sales Expenses); and (ii) net income generation of related taxes (not considering Insurance Claims and Sales Expenses), our ER accumulated in the last 12 months in the third quarter of 2015 would be 42.2%; and

(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

Bradesco    11

       Press Release

Summarized Analysis of Adjusted Income

Earning Portion

13.5%
12.7%
12.0%
11.6%
11.1%
10.7%
10.1%
9.2%
8.1%
8.9%
9.7%
10.3%
10.8%
11.2%
11.8%
12.4%
6.9%
6.8%
6.9%
7.0%
7.1%
7.3%
7.4%
7.5%
R$ million
11,264
354
10,910
10,962
90
10,872
12,066
289
11,777
12,281
119
12,162
12,986
300
12,686
13,599
326
13,273
13,541
126
13,415
13,735
26
13,709
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q
Non-Interest Earning Portion
Interest Earning Portion
BM&F Fixed Rate (12 months)
Average Selic Rate (12 months)
Average NIM for the last 12 months = (Interest Earning Portion /Average Assets - Repos - Permanent Assets)

In the quarterly comparison, the R$194 million, or 1.4%, increase was, mainly, due to: (i) by the higher result obtained with the "interest" earning portion, to the value of R$294 million, with emphasis on "Credit Intermediation"; and offset: (ii) by the lower result obtained with the non-interest earning portion, in the amount of R$100 million.

In the comparison between the nine months of 2015 and the same period in the previous year, earning portion has increased by R$5,566 million, or 15.8%, primarily due to a higher interest earning portion income, in the amount of R$5,586 million, particularly in “Credit Intermediation” and “Securities/Other”.

  12  Economic and Financial Analysis Report – September 2015

Press Release

Summarized Analysis of Adjusted Income

Interest Earning Portion – Average Rates in the last 12 months

						R$ million
	9M15			9M14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	31,475	364,533	11.5%	28,305	338,308	11.2%
Insurance	4,034	161,849	3.3%	3,050	140,896	2.9%
Securities/Other	4,888	396,002	1.6%	3,456	336,617	1.3%

Interest Earning Portion	40,397	-	7.5%	34,811	-	7.0%

	3Q15			2Q15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	10,806	369,422	11.5%	10,427	363,554	11.5%
Insurance	1,349	167,661	3.3%	1,265	161,967	3.2%
Securities/Other	1,554	419,074	1.6%	1,723	397,635	1.7%

Interest Earning Portion	13,709	-	7.5%	13,415	-	7.4%

The interest earning portion rate in the last 12 months stood at 7.5% in the third quarter of 2015, up 0.1 p.p. over the previous quarter, primarily due to the interest earning portion income of “Insurance”. In the annual comparative, the growth of 0.5 p.p. was the reflection of increased profits obtained in the interest earning portions of “Insurance”, “Credit Intermediation” and “TVM/Other”.

Bradesco    13

       Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In September 2015, the expanded loan portfolio of Bradesco totaled R$474.5 billion, registering in the quarter an increase of 2.4%. In the quarter, (i) the Large Companies accounts showed a growth of 4.5% and (ii) Individual accounts of 1.2%.

In the last 12 months, the portfolio increased by 6.8% primarily represented by: (i) 12.8% in Corporations; and (ii) 5.2% in Individuals.

For Individuals, the products that have the strongest growth in the last 12 months were: (i) real estate financing; and (ii) payroll-deductible loan. While for the Corporate segment, the highlights were: (i) operations abroad; and (ii) export financing, influenced, mainly due to the exchange rate variation in the period.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in mortgage-backed receivables, and farm loans.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL)(1)

In the third quarter of 2015, allowance for loan losses totaled R$3,852 million, registering an increase of 8.5% over the previous quarter due to: (i) the delinquency rate in the period, mainly resulting from the deceleration of economic activity; and (ii) by the effect of the dollar variation on the ALL expenditure, originating from operations abroad. It is important to note that loan operations, as defined by Bacen, increased 3.1% in the quarter.

In the comparison between the nine months of 2015 and the same period of the previous year, these expenses presented a variation of 17.5%, impacted, mainly by: (i) the effect of the alignment of the allowance level of certain operations with corporate clients; (ii) the higher delinquency rate in the period; (iii) the increase in credit operations - Bacen concept, which presented an evolution of 9.0% in the last 12 months; and (iv) by the effect of the dollar variation on the ALL expenditure, originating from operations abroad.

The worsening of delinquency rates was mitigated by the reinforcement of the loan assignment and monitoring policy and processes, quality of guarantees, as well as the improvement of the credit recovery processes.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL. In the third quarter of 2015, includes an ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million. This way, the balance of the ALL - Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015.

For more information, see Chapter 2 of this Report.

  14  Economic and Financial Analysis Report – September 2015

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio(1)

The total delinquency ratio, which refers to operations that are over 90 days past due, had a slight increase mainly due to the downturn in the economy, which impacted the growth of the loan portfolio, highlighting the retraction of the portfolio of the SMEs segment.

In the quarter, short-term delinquency, including operations past due between 15 and 90 days, had a slight decrease, influenced mainly by Legal Entities.

Bradesco    15

       Press Release

Summarized Analysis of Adjusted Income

Coverage Ratios

The following graph presents the performance of the Allowance for Loan Losses (ALL) coverage ratios, with regard to loans past due for more than 60 and 90 days. In September 2015, these ratios stood at comfortable levels, reaching 168.4% and 205.7%, respectively.

The increase of the coverage ratios in the quarter is associated with: (i) the strengthening of the general provision for clients of specific industries; and (ii) the increment of the surplus provision, as a prudential measure, due to the deceleration of the economic activity.

Bradesco monitors the loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses (ALL) required by Bacen, Bradesco has excess of R$6.4 billion, result of an increase of 60.1% of this amount in the third quarter of 2015, to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL. In September 2015, it includes the ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million. This way, the balance of the ALL - Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015.

  16  Economic and Financial Analysis Report – September 2015

Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net Profit for the third quarter of 2015 totaled R$1.317 billion (R$1.284 billion in the second quarter of 2015), in line with the result presented in the previous quarter and an annualized return on Adjusted Shareholder’s Equity of 26.8%.

Accumulated by September 2015, the Net Profit totaled R$3.883 billion, which exceeds by 22.5% the Net Profit in the same period of the previous year (R$3.170 billion), presenting a return on the Adjusted Shareholder’s Equity of 24.7%.

		R$ million (unless otherwise stated)
	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	Variation %
									3Q15 x 2Q15	3Q15 x 3Q14
Net Income	1,317	1,284	1,283	1,236	1,058	1,072	1,040	1,001	2.6	24.5
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	15,125	16,723	13,634	17,806	12,904	13,992	11,450	14,492	(9.6)	17.2
Technical Reserves	168,629	164,566	157,295	153,267	145,969	142,731	137,751	136,229	2.5	15.5
Financial Assets	182,391	179,129	170,395	166,022	158,207	154,261	147,725	146,064	1.8	15.3
Claims Ratio (%)	73.1	71.4	71.7	70.9	72.7	70.2	70.1	71.1	1.7 p.p.	0.4 p.p.
Combined Ratio (%)	86.9	86.5	86.8	85.9	86.5	86.3	86.4	86.1	0.4 p.p.	0.4 p.p.
Policyholders / Participants and Customers (in thousands)	48,185	47,758	47,789	46,956	46,303	45,468	45,260	45,675	0.9	4.1
Employees (unit)	7,052	7,074	7,082	7,113	7,135	7,152	7,265	7,383	(0.3)	(1.2)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (1)	24.7	24.8	23.5	24.4	23.3	23.5	23.4	24.2	(0.1) p.p.	1.4 p.p.

(1)   The third quarter of 2015 includes the latest data released by SUSEP (August 2015).

Note: For comparability between the indexes in the periods demonstrated above, we disregarded extraordinary effects from the calculation.

Bradesco    17

       Press Release

Summarized Analysis of Adjusted Income

In the comparative study between the third quarter of 2015 and the same period of the previous year, there was an increase of 17.2% in premiums issued, pension contribution and capitalization revenue. In relation to the second quarter of 2015, it showed a reduction of 9.6%, as a result of the growth of 45.3% in the previous quarter, of the "Life and Pension" products.

In the accrued, the production registered an increase of 18.6% over the same period in the previous year, influenced by “Life and Pension Plans” and “Health Bonds” products, which increased 26.0% and 20.7%, respectively.

The net profit of the third quarter of 2015 was 24.5% higher than the results presented in the same period last year, basically due to: (i) the growth of 17.2% in the turnover; (ii) the improvement in the financial and equity results; (iii) the improvement in the index of administrative efficiency, compensated, partly; (iv) by the increase of 0.4 p.p. in the claims ratio index.

The net profit accrued as of September 2015 was 22.5% higher compared to the same period in the previous year, due to: (i) an increase in revenue; (ii) the improvement of the financial and equity results; (iii) the improvement of the administrative efficiency index; and compensated , partly: (iv) by the increase of 1.0 p.p. in the claims ratio index.

The net profit of the third quarter of 2015 was 2.6% higher than the results calculated in the previous quarter, basically, due to: (i) an increase in operating income and equity results; compensated, partly: (ii) by reducing the turnover; and (iii) by the increase of 1.7 p.p. in the claims ratio index.

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No. 321/15, corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital and the risk capital. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain a capital compatible with the risks for their activities and operations, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in August 2015 was R$7.872 billion.

  18  Economic and Financial Analysis Report – September 2015

Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the first nine months of 2015 fee and commission income totaled R$18,242 million, presenting an increase of R$1,992 million, or 12.3%, compared to the same period in the previous year, primarily due to: (i) an increase in the volume of operations, due to continuous investments in technology and service channels; and (ii) the progress in the customer segmentation process, allowing for a more adequate offer of products and services. It must be noted that the incomes that have most contributed to this result derived from: (i) the good performance of the cards activity, as a result of (a) an increased revenue; (b) an increase of the base of cards; and (c) the higher volume of transactions performed; (ii) an increase in the incomes of checking accounts, due to an improvement in the customer segmentation process; (iii) the largest revenue with credit operations, resulting from the increase in the volume of operations of sureties and guarantees in the period; and evolution of revenue with: (iv) fund management; and (v) consortium management; being compensated in part: (vi) by the smaller gains in the capital markets (underwriting / financial advisory services).

In the quarter-over-quarter comparison, an increase of R$262 million, or 4.3%, was provided, mainly due to the increase of offering of products and services. The revenues that most contributed to this result were those arising from: (i) checking account; (ii) card income; (iii) fund management; and (iv) loan operations.

Bradesco    19

       Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the comparison between the nine months of 2015 and the same period in the previous year, the increase of R$569 million, or 5.5%, was primarily due to the variation in the “structural” portion, related to higher expenses with payroll, social charges and benefits, affected by increased wage levels, in accordance with 2014 and 2015 collective agreements.

In the third quarter of 2015, the increase of R$179 million, or 4.9%, over the previous quarter, is a result of variations in the following expenses:

  “structural” – an increase of R$223 million, mainly due to the increase of wage levels and restatement of labor obligations, according to the collective convention; and
  “non-structural” – a decrease of R$44 million, primarily due to lower expenses with provision for labor claims.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with termination of employment contracts.

  20  Economic and Financial Analysis Report – September 2015

Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the comparison between the nine months of 2015 and the same period in the previous year, the 10.1%, or R$1,076 million, increase was primarily due to an increase of expenses originated: (i) by the growth in turnover and services in the period; (ii) by contractual adjustments; (iii) by the dollar performance over the past 12 months since it reached 62.1% of recovery against the Brazilian real; and mitigated: (iv) by the optimization of the customer service center.

In the third quarter of 2015, the increase of 7.0%, or R$274 million, in the administrative expenses over the previous quarter, was mainly due to higher expenses with: (i) advertising and marketing; (ii) outsourced services; (iii) data processing; (iv) depreciation and amortization; and (v) financial system services.

(1)   The decrease as of March 2015 is related to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”; and (iii) the decrease of Bradesco Expresso correspondents.

Other Operating Income and Expenses

In the first nine months of 2015, other operating expenses, net, totaled R$5,122 million, a R$1,087 million increase over the same period in the previous year, primarily due to: (i) the constitution of tax provisions, in the first semester of 2015, relating to the levy of pension plan contributions and IRPJ/CSLL on credit losses, in the amount of R$570 million; (ii) higher expenses related to: (a) the constitution of civil provisions; and (b) various losses; (iii) the impact of the creation of a services joint venture (Cateno) in Cielo; and (iv) the amortization of goodwill.

In the third quarter of 2015, other net operating expenses totaled R$1,604 million, remaining stable over the previous quarter.

Bradesco    21

       Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

The expenditure with income tax and social contribution, in the quarterly comparison showed a reduction of 9.7%, or R$227 million, reflecting, in part: (i) the reduction of the taxable result; (ii) by non-use, in the second quarter of 2015, of the full tax benefit, due to the constitution of interim dividends, which resulted in an increased use of the tax benefit on the constitution of interest on own capital in the third quarter of 2015; and (iii) of the quarterly increase of the TJLP, from 6.0% to 6.5%. In the annual comparative, the increase of 9.6%, or R$589 million, is related: (i) to the greater taxable result in the period, compensated, in part by the: (ii) increased use of the tax benefit on the constitution of interest on own capital in the nine months of 2015, in comparison to the same period of the previous year.

Unrealized Gains

Unrealized gains totaled R$10,118 million at the end of the third quarter of 2015, a R$13,255 million decrease over the end of the previous quarter. Such variation is mainly due to the devaluation of: (i) the fixed income securities; and (ii) investments, impacted mainly by the actions of Cielo, which devalued 16.3%.

  22  Economic and Financial Analysis Report – September 2015

Press Release

Capital Ratios - Basel III

Basel Ratio

In September 2015, the Capital of the Prudential Consolidated stood at R$93,090 million, against risk-weighted assets totaling R$643,924 million. The total Basel Ratio of the Prudential Consolidated presented a decrease of 1.5 p.p, from 16.0% in June 2015 to 14.5% in September 2015, and the Principal Capital from 12.8% in June 2015 to 11.4% in September 2015, basically due to: (i) an increase of 6.0% in assets weighted by risk, impacted mainly by the assets of credit risk and market; and (ii) the increase of prudential adjustments, which increased from R$9,469 million in June 2015, to R$12,656 million in September 2015, impacted by the growth of the tax credits arising from temporary differences of tax losses and negative basis of social contribution.

Full Impact – Basel III

We included a Basel III simulation, considering the opening of some of the main future adjustments, which include: (i) the application of 100% of the deductions provided in the implementation schedule; (ii) the allocation of resources, obtained via payment of dividends, of our Insurance Group; and (iii) the realization of tax credits arising from tax losses up to December 2018, and (iv) the impact of the acquisition of HSBC, for a rate of 9.1% of Common Equity, which, added to funding obtained via subordinated debt, may amount to an approximate Tier I Basel Ratio of 10.6%, in the end of 2018.

Buffer Capital/Return on the Common Equity at 11%

Bradesco has improved its measurement methodology, and has structured processes for buffer capital, so that it can maintain enough capital available to cope with the risks incurred.

The Governance structure responsible for the evaluations and approvals of capital decided to maintain a minimum buffer capital of approximately 27%, considering the minimum regulatory capital of 11%.

Considering the minimum required Common Equity of 11% according to the full interpretation of Basel III rules, profitability would be 26.9% in the period of 12 months ended in September 2015.

Bradesco    23

       Press Release

Economic Scenario

The risks present in the international scenario have intensified once again in the third quarter of this year, in particular in relation to the emerging economies (especially China). As a result, the currencies of these countries have suffered significant depreciation against the dollar in the period. After some accommodation of Chinese economic growth in the second quarter, the economy of the country has weakened once again.

In addition to this, the falling stock exchange and the change of the exchange rate regime, announced by the government of the country, have increased the uncertainties in relation to way economic policy is being conducted. With this, there is an increase in the risks of deceleration of China having an impact on the economic activity in other emerging market countries.

At the same time, the North American economy showed some signs of accommodation, in particular, in the creation of new jobs. This deceleration of the labor market, in turn, may postpone the initial monetary standardization by the Federal Reserve (Fed), which allowed some relief from the volatility in international markets in September. Finally, once the impasse of the Greek crisis was resolved, the growth of the GDP in the Euro area stabilized at a level close to 1.5% per annum.

There have been advances in relevant ongoing adjustments of the domestic economy, especially in relation to the external accounts and to combating inflation. However, in the third quarter, the domestic economy continued on the downward trajectory displayed in the first half of the year. Even if the intensity of the retraction has decreased in the last three months, the behavior of economic activity has had an unfavorable impact on the collection of the public sector, and thus on the fiscal results.

However, the actions to guarantee the tax sustainability in the medium term and the progress in the agenda of reforms are more important. Efforts in this direction represent a requirement for the maintenance of economic predictability and to raise the confidence level of families and business people, in order to resume the trend of an actual income and productive investments increase.

The weakening of domestic economic activity highlights the relevance of structural initiatives aimed at promoting future growth. The constant search for excellence in education is Brazil’s front line in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. It is always important to remember that, in the long term, the main source of economic growth is productivity, which becomes an even more relevant topic within a global context characterized by high levels of efficiency.

Investments tend to play an increasingly relevant role in the breakdown of growth over the next few years, which should be favored by the increased share of the capital market in the funding of these projects. At the same time, despite the shift in consumer market expansion levels in some segments, the potential of domestic demand for goods and services has yet to be depleted, and there is still much room for growth.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. Credit volume is growing at sustainable and risk-compatible rates, whereas delinquency rates are stabilized at historically controlled levels, in spite of a cyclic elevation due to the retraction of the activity and of the reduction of the employment level this year. The scenario is still very promising for Brazilian banking and insurance sectors in the medium and long term.

  24  Economic and Financial Analysis Report – September 2015

Press Release

Main Economic Indicators

Main Indicators (%)	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	9M15	9M14

Interbank Deposit Certificate (CDI)	3.43	3.03	2.81	2.76	2.72	2.51	2.40	2.31	9.56	7.83
Ibovespa	(15.11)	3.77	2.29	(7.59)	1.78	5.46	(2.12)	(1.59)	(9.89)	5.06
USD – Commercial Rate	28.05	(3.29)	20.77	8.37	11.28	(2.67)	(3.40)	5.05	49.57	4.63
General Price Index - Market (IGP-M)	1.93	2.27	2.02	1.89	(0.68)	(0.10)	2.55	1.75	6.34	1.75
Institute of Geography and Statistics (IBGE)	1.39	2.26	3.83	1.72	0.83	1.54	2.18	2.04	7.64	4.61
Federal Government Long-Term Interest Rate (TJLP)	1.59	1.48	1.36	1.24	1.24	1.24	1.24	1.24	4.49	3.75
Reference Interest Rate (TR)	0.61	0.40	0.23	0.26	0.25	0.15	0.19	0.16	1.25	0.60
Savings Account (Old Rule) (1)	2.13	1.92	1.75	1.77	1.76	1.66	1.70	1.67	5.90	5.21
Savings Account (New Rule) (1)	2.13	1.92	1.75	1.77	1.76	1.66	1.70	1.67	5.90	5.20
Business Days (number)	65	61	61	65	66	61	61	64	187	188
Indicators (Closing Rate)	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Sept15	Sept14
USD – Commercial Selling Rate - (R$)	3.9729	3.1026	3.2080	2.6562	2.4510	2.2025	2.2630	2.3426	3.9729	2.4510
Euro - (R$)	4.4349	3.4603	3.4457	3.2270	3.0954	3.0150	3.1175	3.2265	4.4349	3.0954
Country Risk (points)	442	304	322	259	239	208	228	224	442	239
Basic Selic Rate Copom (% p.a.)	14.25	13.75	12.75	11.75	11.00	11.00	10.75	10.00	14.25	11.00
BM&F Fixed Rate (% p.a.)	15.56	14.27	13.52	12.96	11.77	10.91	11.38	10.57	15.56	11.77

(1)  Regarding the new savings account yield rule, it was defined that: (i) existing deposits up to May 3, 2012 will continue to yield at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., a yield of TR + 6.17% p.a. interest will be maintained; and (b) if the Selic rate is equal or lower than 8.5% p.a. the yield will be 70% of the Selic  rate + TR.

Projections up to 2017

%	2015	2016	2017
USD - Commercial Rate (year-end) - R$	3.70	3.80	3.90
Extended Consumer Price Index (IPCA)	9.60	5.90	5.00
General Price Index - Market (IGP-M)	9.44	5.50	5.00
Selic (year-end)	14.25	13.00	12.00
Gross Domestic Product (GDP)	(3.00)	(1.50)	1.50

Bradesco    25

       Press Release

Guidance

Bradesco's Perspective for 2015

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

Loan Portfolio (1)	5 to 9%
Individuals	8 to 12%
Companies	4 to 8%
NII - Interest Earning Portion	10 to 14%
Fee and Commission Income	8 to 12%
Operating Expenses (2)	5 to 7%
Insurance Premiums	12 to 15%

(1)   Expanded Loan Portfolio; and

(2)   Administrative and Personnel Expenses.

  26  Economic and Financial Analysis Report – September 2015

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Third Quarter of 2015

					R$ million
	3Q15
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	5,510	8,225	13,735	-	13,735
ALL	(7,944)	388	(7,556)	3,704	(3,852)
Gross Income from Financial Intermediation	(2,434)	8,613	6,179	3,704	9,883
Income from Insurance, Pension Plans and Capitalization Bonds	1,411	-	1,411	-	1,411
Fee and Commission Income	6,362	18	6,380	-	6,380
Personnel Expenses	(4,064)	-	(4,064)	267	(3,797)
Other Administrative Expenses	(4,242)	42	(4,200)	-	(4,200)
Tax Expenses	(941)	(389)	(1,330)	-	(1,330)
Companies	38	-	38	-	38
Other Operating Income/Expenses	(2,950)	648	(2,302)	699	(1,604)
Operating Result	(6,820)	8,932	2,111	4,670	6,781
Non-Operating Result	(131)	38	(92)	-	(92)
Income Tax / Social Contribution and Non-controlling Interest	11,071	(8,970)	2,101	(4,257)	(2,156)
Net Income	4,120	-	4,120	413	4,533

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Profit, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$9,216 million.

Bradesco    27

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Second Quarter of 2015

					R$ million
	2Q15
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	16,074	(2,533)	13,541	-	13,541
ALL	(4,126)	576	(3,550)	-	(3,550)
Gross Income from Financial Intermediation	11,948	(1,957)	9,991	-	9,991
Income from Insurance, Pension Plans and Capitalization Bonds	1,311	-	1,311	-	1,311
Fee and Commission Income	6,107	11	6,118	-	6,118
Personnel Expenses	(3,618)	-	(3,618)	-	(3,618)
Other Administrative Expenses	(3,967)	42	(3,926)	-	(3,926)
Tax Expenses	(1,521)	170	(1,351)	-	(1,351)
Companies	33	-	33	-	33
Other Operating Income/Expenses	(2,369)	712	(1,657)	51	(1,606)
Operating Result	7,922	(1,022)	6,901	51	6,952
Non-Operating Result	(90)	35	(55)	-	(55)
Income Tax / Social Contribution and Non-controlling Interest	(3,359)	987	(2,373)	(20)	(2,393)
Net Income	4,473	-	4,473	31	4,504

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Profit, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$1,169 million.

  28  Economic and Financial Analysis Report – September 2015

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Nine months of 2015

					R$ million
	9M15
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	30,865	10,010	40,875	-	40,875
ALL	(15,923)	1,237	(14,686)	3,704	(10,982)
Gross Income from Financial Intermediation	14,942	11,247	26,189	3,704	29,893
Income from Insurance, Pension Plans and Capitalization Bonds	3,933	-	3,933	-	3,933
Fee and Commission Income	18,170	72	18,242	-	18,242
Personnel Expenses	(11,127)	-	(11,127)	267	(10,860)
Other Administrative Expenses	(11,890)	126	(11,765)	-	(11,765)
Tax Expenses	(3,479)	(511)	(3,990)	-	(3,990)
Companies	51	-	51	-	51
Other Operating Income/Expenses	(8,053)	2,131	(5,922)	800	(5,122)
Operating Result	2,545	13,065	15,611	4,771	20,382
Non-Operating Result	(256)	40	(215)	-	(215)
Income Tax / Social Contribution and Non-controlling Interest	10,548	(13,105)	(2,559)	(4,297)	(6,856)
Net Income	12,837	-	12,837	474	13,311

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$13,445 million.

Bradesco    29

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Nine months of 2014

					R$ million
	9M14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	36,933	(2,222)	34,711	598	35,309
ALL	(10,671)	1,321	(9,350)	-	(9,350)
Gross Income from Financial Intermediation	26,262	(901)	25,361	598	25,959
Income from Insurance, Pension Plans and Capitalization Bonds	3,685	-	3,684	-	3,684
Fee and Commission Income	16,003	247	16,250	-	16,250
Personnel Expenses	(10,779)	-	(10,779)	488	(10,291)
Other Administrative Expenses	(10,786)	96	(10,689)	-	(10,689)
Tax Expenses	(3,220)	(210)	(3,429)	13	(3,416)
Companies	130	-	130	-	130
Other Operating Income/Expenses	(4,896)	1,720	(3,175)	(860)	(4,035)
Operating Result	16,399	952	17,353	239	17,592
Non-Operating Result	(338)	224	(115)	-	(115)
Income Tax / Social Contribution and Non-controlling Interest	(4,965)	(1,176)	(6,142)	(108)	(6,250)
Net Income	11,096	-	11,096	131	11,227

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$1,352 million.

  30  Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position

								R$ million
	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13
Assets
Current and Long-Term Assets	1,031,888	1,010,599	1,015,434	1,016,970	972,315	915,986	906,760	892,495
Cash and Cash Equivalents	12,917	11,677	13,683	14,646	11,316	11,535	12,110	12,196
Interbank Investments	153,370	176,268	195,746	202,412	181,335	137,654	127,014	135,456
Securities and Derivative Financial Instruments	364,472	356,115	344,430	346,358	343,445	333,200	321,970	313,327
Interbank and Interdepartmental Accounts	54,179	50,800	48,464	52,004	48,540	56,115	61,740	56,995
Loan and Leasing Operations	336,628	326,204	324,479	318,233	309,264	302,276	301,914	296,629
Allowance for Loan Losses (ALL) (1)	(27,952)	(23,290)	(23,011)	(22,724)	(22,255)	(21,458)	(21,051)	(21,349)
Other Receivables and Assets	138,274	112,825	111,643	106,041	100,670	96,664	103,063	99,241
Permanent Assets	19,095	19,163	19,381	15,070	15,049	15,146	15,469	15,644
Investments	1,710	1,669	1,636	1,712	1,931	1,887	1,871	1,830
Premises and Leased Assets	5,000	4,940	4,952	4,887	4,591	4,579	4,597	4,668
Intangible Assets	12,385	12,554	12,793	8,471	8,527	8,680	9,001	9,146
Total	1,050,983	1,029,762	1,034,815	1,032,040	987,364	931,132	922,229	908,139
*
Liabilities
Current and Long-Term Liabilities	962,811	940,910	949,066	949,846	907,366	853,622	847,794	835,917
Deposits	203,637	195,926	211,702	211,612	211,882	213,270	218,709	218,063
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	257,847	293,730	303,740	320,194	297,814	255,611	250,716	256,279
Funds from Issuance of Securities	110,987	95,387	88,247	84,825	75,283	69,877	64,511	57,654
Interbank and Interdepartmental Accounts	5,463	4,578	4,247	5,958	4,540	5,673	5,343	6,864
Borrowing and Onlending	69,654	61,369	62,370	58,998	56,561	54,142	56,724	56,095
Derivative Financial Instruments	14,860	4,832	5,711	3,282	5,076	4,727	3,894	1,808
Reserves for Insurance, Pension Plans and Capitalization Bonds	168,629	164,566	157,295	153,267	145,969	142,732	137,751	136,229
Other Reserve Requirements	131,734	120,522	115,754	111,710	110,241	107,590	110,146	102,925
Deferred Income	459	399	312	293	266	224	560	677
Non-controlling Interest in Subsidiaries	1,480	1,481	1,500	393	490	486	549	605
Shareholders' Equity	86,233	86,972	83,937	81,508	79,242	76,800	73,326	70,940
Total	1,050,983	1,029,762	1,034,815	1,032,040	987,364	931,132	922,229	908,139

(1) Includes the Allowance for Guarantees Provided, in September 2015, Allowance for Loan Losses (ALL) totaled R$28,670 million, which takes into account an ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million. Thus, the balance of the ALL – Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015.

32 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13
Net Interest Income	13,735	13,541	13,599	12,986	12,281	12,066	10,962	11,264
- Interest Earning Portion	13,709	13,415	13,273	12,686	12,162	11,777	10,872	10,910
- Non-Interest Earning Portion	26	126	326	300	119	289	90	354
ALL	(3,852)	(3,550)	(3,580)	(3,307)	(3,348)	(3,141)	(2,861)	(2,961)
Gross Income from Financial Intermediation	9,883	9,991	10,019	9,679	8,933	8,925	8,101	8,303
Income from Insurance Premiums, Pension Plans and Capitalization bonds, minus Variation of Technical Reserves, Retained Claims and others (1)	1,411	1,311	1,211	1,363	1,170	1,270	1,244	1,188
Fee and Commission Income	6,380	6,118	5,744	5,839	5,639	5,328	5,283	5,227
Personnel Expenses	(3,797)	(3,618)	(3,445)	(3,676)	(3,564)	(3,448)	(3,279)	(3,465)
Other Administrative Expenses	(4,200)	(3,926)	(3,639)	(4,159)	(3,628)	(3,575)	(3,486)	(3,848)
Tax Expenses	(1,330)	(1,351)	(1,309)	(1,211)	(1,182)	(1,120)	(1,114)	(1,254)
Equity in the Earnings (Losses) of Unconsolidated Companies	38	33	(20)	57	43	35	52	26
Other Operating Income/ (Expenses)	(1,604)	(1,606)	(1,912)	(1,360)	(1,311)	(1,333)	(1,391)	(1,232)
Operating Result	6,781	6,952	6,649	6,532	6,100	6,082	5,410	4,945
Non-Operating Result	(92)	(55)	(68)	(68)	(45)	(34)	(36)	(31)
Income Tax and Social Contribution	(2,124)	(2,351)	(2,275)	(2,308)	(2,075)	(2,215)	(1,871)	(1,696)
Non-controlling Interest	(32)	(42)	(32)	(24)	(30)	(29)	(30)	(19)
Adjusted Net Income	4,533	4,504	4,274	4,132	3,950	3,804	3,473	3,199

(1) In “Others”, it includes: Capitalization Bond Draws and Redemption; and Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Interest and Non-Interest Earning Portions

Earning Portion Breakdown

Bradesco 33

Economic and Financial Analysis

Interest and Non-Interest Earning Portions

Average Earning Portion Rate

	R$ million
	Net Interest Income
	9M15	9M14	3Q15	2Q15	Variation
					12 months	Quarter
Interest - due to volume					391	99
Interest - due to spread					5,195	195
- NII - Interest Earning Portion	40,397	34,811	13,709	13,415	5,586	294
- NII - Non-Interest Earning Portion	478	498	26	126	(20)	(100)
Net Interest Income	40,875	35,309	13,735	13,541	5,566	194
Average NIM (1)	7.6%	7.1%	7.6%	7.6%

 (1) Average Rate in 12 months = (Earning Portion / Total Average Assets – Repos – Permanent Assets)

In the comparison between the third quarter of 2015 over the previous quarter, the R$194 million increase was due to: (i) the higher interest earning portion, totaling R$294 million, due to the increase of: (a) average spread, in the amount of R$195 million; and (b) the average volume of business in the amount of R$99 million; and offset by: (ii) the non-interest earning portion reduction  in the amount of R$100 million.

In the comparison between the nine months of 2015, the earning portion reached R$40,875 million, increasing R$5,566 million compared with the same period of the previous year, reflecting: (i) a R$5,586 million growth in the result of interest earning operations, particularly “Credit Intermediation" portions and “Securities/Other”; and offset by: (ii) the lower non-interest earning portion results, totaling R$20 million.

Interest Earning Portion

Interest Earning Portion – Breakdown

	R$ million
	Interest Earning Portion Breakdown
	9M15	9M14	3Q15	2Q15	Variation
					12 months	Quarter
Credit Intermediation	31,475	28,305	10,806	10,427	3,170	379
Insurance	4,034	3,050	1,349	1,265	984	84
Securities/Other	4,888	3,456	1,554	1,723	1,432	(169)
Interest Earning Portion	40,397	34,811	13,709	13,415	5,586	294

The interest earning portion stood at R$13,709 million in the third quarter of 2015, against R$13,415 million recorded in the second quarter of 2015, accounting for an increase of R$294 million. The business line that most contributed to this result was “Credit Intermediation”.

In the comparison between the nine months of 2015 over the same period in the previous year, the interest earning portion recorded a R$5,586 million growth in the interest earning portion, particularly the lines of “Credit Intermediation” and “Securities/Other”.

34 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Interest Earning Portion

Interest Earning Portion – Rates

The interest earning portion rate in the last 12 months stood at 7.5% in the third quarter of 2015, an increase of 0.1 p.p. over the previous quarter, primarily due to the income from the interest earning portion from "Insurance". In the annual comparative, the growth of 0.5 p.p. was the reflection of increased profits obtained in the interest earning portions of “Insurance”, “Credit Intermediation” and “TVM/Other”.

Interest Earning Portion – Average Rates (12 months)

						R$ million
	9M15				9M14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	31,475	364,533	11.5%	28,305	338,308	11.2%
Insurance	4,034	161,849	3.3%	3,050	140,896	2.9%
Securities/Other	4,888	396,002	1.6%	3,456	336,617	1.3%
*
Interest Earning Portion	40,397	-	7.5%	34,811	-	7.0%
*
	3Q15			2Q15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	10,806	369,422	11.5%	10,427	363,554	11.5%
Insurance	1,349	167,661	3.3%	1,265	161,967	3.2%
Securities/Other	1,554	419,074	1.6%	1,723	397,635	1.7%
*
Interest Earning Portion	13,709	-	7.5%	13,415	-	7.4%

Bradesco 35

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Earning Portion of Credit Intermediation – Breakdown

	R$ million
	Net Interest Income - Credit Intermediation
	9M15	9M14	3Q15	2Q15	Variation
					12 months	Quarter
Interest - due to volume					252	57
Interest - due to spread					2,918	322
Interest Earning Portion	31,475	28,305	10,806	10,427	3,170	379
Income	53,604	43,271	21,044	15,829	10,333	5,215
Expenses	(22,129)	(14,966)	(10,238)	(5,402)	(7,163)	(4,836)

In the third quarter of 2015, interest earning portion of “Credit Intermediation” reached R$10,806 million, up 3.6% or R$379 million when compared to the second quarter of 2015. The variation is the result of: (i) a R$322 million increase in the average spread due to an improved management in investment resources and funding operations; and (ii) a R$57 million growth in the average business volume.

In comparison between the nine months of 2015 and the same period in the previous year, there was an increase of 11.2% or R$3,170 million. The variation is the result of: (i) an increase in the average spread, amounting to R$2,918 million, due to an improved management in investment resources and funding operations; and (ii) a R$252 million increase in the volume of operations.

36 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Net Earning Portion of Credit Intermediation

The graph above presents a summary of Credit Intermediation activity. The Gross Margin line refers to interest income from loans, deducted from the customer acquisition costs.

The curve relating to the ALL shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) Expenses, plus discounts granted in transactions net of loan recoveries, arising from the sale of foreclosed assets, among others.

In the third quarter of 2015, the curve related to the net margin, which presents the result of the net revenue from credit interest of ALL, had a growth of 1.1% in the quarterly comparison, primarily due to: (i) the increase in the average spread; partially offset by: (ii) the higher delinquency rate in the period, mainly due to downturn in the economic activities; and (iii) due to the dollar exchange rate variation on ALL expenses, originating from operations abroad.

In the comparison between the nine months of 2015 over the same period of the previous year, the net margin recorded a 8.1% growth due to an increase of: (i) the average spread; (ii) the average volume of business; was offset: (iii) by the effect of aligning the level of provision of certain transactions with corporate customers; (iv) the higher delinquency rate in the period; and (v) due to the dollar exchange rate variation on ALL expenses, originating from operations abroad.

Bradesco 37

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Expanded Loan Portfolio(1)

In September 2015, the expanded loan portfolio of Bradesco stood at R$474.5 billion, registering in the quarter an increase of 2.4%. In the quarter, (i) Corporate segment showed a growth of 4.5% and (ii) the Individual of 1.2%.

In the last 12 months, the portfolio presented an increase of 6.8% primarily represented by: (i) 12.8% in the Corporate segment; and (ii) 5.2% in Individuals.

For Individuals, the products that presented the strongest growth in the last 12 months were: (i) real estate financing; and (ii) payroll-deductible loan.  In the Corporate segment, the highlights were: (i) operations abroad; and (ii) export financing, influenced, mainly, by the exchange rate variation in the period.

(1) In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation (receivables-backed investment funds, mortgage-backed receivables, and farm loans).

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of expanded loan portfolio products for the Individual segment is presented below:

Individuals	R$ million			Variation %
	Sept15	Jun15	Sept14	Quarter	12M
Payroll-deductible Loan	33,905	32,783	29,225	3.4	16.0
Credit Card	25,969	25,411	24,273	2.2	7.0
CDC / Vehicle Leasing	22,483	23,166	25,043	(2.9)	(10.2)
Real Estate Financing	21,181	19,668	16,730	7.7	26.6
Personal Loans	15,662	15,752	16,753	(0.6)	(6.5)
Rural Loans	8,717	9,662	9,876	(9.8)	(11.7)
BNDES/Finame Onlending	7,098	7,170	7,224	(1.0)	(1.7)
Overdraft Facilities	4,369	4,268	3,956	2.4	10.5
Sureties and Guarantees	715	623	381	14.8	87.7
Other	5,134	4,959	4,568	3.5	12.4
Total	145,234	143,461	138,028	1.2	5.2

Individual segment operations grew by 1.2% in the quarter and 5.2% over the last 12 months. The lines highlighted both in the quarter and in the last 12 months were: (i) real estate financing; and (ii) payroll-deductible loan.

38 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

A breakdown of expanded loan portfolio products for the Corporate segment is presented below:

Corporate	R$ million			Variation %
	Sept15	Jun15	Sept14	Quarter	12M
Operations Abroad	51,441	41,090	33,474	25.2	53.7
Working Capital	42,096	42,324	42,802	(0.5)	(1.6)
BNDES/Finame Onlending	30,279	32,091	33,872	(5.6)	(10.6)
Real Estate Financing	25,951	25,568	22,527	1.5	15.2
Export Financing	23,061	21,340	15,469	8.1	49.1
Overdraft Account	10,317	11,108	10,704	(7.1)	(3.6)
Credit Card	10,406	11,065	12,468	(6.0)	(16.5)
CDC / Leasing	10,391	11,050	12,686	(6.0)	(18.1)
Rural Loans	5,588	6,059	7,048	(7.8)	(20.7)
Sureties and Guarantees	71,904	71,334	69,899	0.8	2.9
Operations bearing Credit Risk - Commercial Portfolio (1)	33,111	33,418	34,553	(0.9)	(4.2)
Other	14,708	13,497	10,665	9.0	37.9
Total	329,253	319,945	306,167	2.9	7.5

(1) Includes debenture and promissory note operations.

Corporate segment operations increased by 2.9% in the quarter and 7.5% in the last 12 months. Both in the quarter and in the last 12 months, the lines that showed significant growth were: (i) operations abroad; and (ii) export financing, influenced, mainly, by the exchange variation rate in the period.

Expanded Loan Portfolio – Consumer Financing(1)

The graph below shows the types of credit related to Consumer Financing of the Individual segment, which stood at R$98.0 billion in September 2015, an increase of 0.9% over the quarter and 2.9% over the last 12 months.

The lines highlighted in September 2015 are: (i) personal loans, including payroll-deductible loans, totaling
R$49.6 billion; and (ii) credit card, totaling R$26.0 billion. Together, these operations totaled R$75.5 billion, accounting for 77.1% of the Consumer Financing balance.

(1) Includes vehicle CDC/Leasing, personal loans, revolving credit card and cash, and installment purchases at merchants operations.

Bradesco 39

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Sept15	Jun15	Sept14	Quarter	12M
CDC Portfolio	29,443	30,556	33,117	(3.6)	(11.1)
Individuals	22,260	22,906	24,674	(2.8)	(9.8)
Corporate	7,183	7,650	8,443	(6.1)	(14.9)
Leasing Portfolio	1,175	1,334	1,842	(11.9)	(36.2)
Individuals	223	260	368	(14.2)	(39.4)
Corporate	952	1,074	1,474	(11.4)	(35.4)
Finame Portfolio	10,831	12,101	11,173	(10.5)	(3.1)
Individuals	397	476	659	(16.6)	(39.8)
Corporate	10,434	11,625	10,514	(10.2)	(0.8)
Total	41,449	43,991	46,132	(5.8)	(10.2)
Individuals	22,880	23,642	25,701	(3.2)	(11.0)
Corporate	18,569	20,349	20,431	(8.7)	(9.1)

Vehicle financing operations (individual and corporate) totaled R$41.4 billion in September 2015, presenting a decrease both in the quarter-over-quarter and year-over-year comparison. Of the total vehicle portfolio, 71.0% corresponds to CDC, 26.1% to “Finame”, and 2.9% to Leasing. Individuals represented, in September 2015, 55.2% of the portfolio, while the Corporate segment accounted for the remaining 44.8%.

The variations presented in the portfolio are the reflection of a more reduced financing market and of Bradesco’s search for lower risk and more profitable operations, due to the demand for higher value of entry for these financing operations.

Expanded Loan Portfolio Concentration – By Sector

The "Industry" was the economic activity sector that increased its participation even more in the expanded loan portfolio, mainly, due to, exchange variation rate in the period.

Activity Sector						R$ million
	Sept15%		Jun15%		Sept14%
Public Sector	13,644	2.9	12,339	2.7	7,797	1.8
Private Sector	460,844	97.1	451,067	97.3	436,398	98.2
0
Corporate	315,610	66.5	307,606	66.3	298,370	67.2
Industry	101,068	21.3	94,305	20.4	89,607	20.2
Commerce	54,746	11.5	55,662	12.0	55,223	12.4
Financial Intermediaries	7,099	1.5	5,798	1.3	9,017	2.0
Services	148,970	31.4	148,098	32.0	140,763	31.7
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,727	0.8	3,743	0.8	3,760	0.8
Individuals	145,234	30.6	143,461	31.0	138,028	31.0
Total	474,488	100.0	463,406	100.0	444,195	100.0

40 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Changes to the Expanded Loan Portfolio

New borrowers in the expanded loan portfolio were responsible for the R$23.2 billion growth in the loan portfolio over the last 12 months, and accounted for 4.9% of the portfolio in September 2015.

Bradesco 41

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that the vast majority of new borrowers and customers that remained in the loan portfolio since September 2014 received ratings between AA and C, demonstrating the adequacy and consistency of the loan policy and processes (assignment and monitoring), as well as the quality of guarantees.

Changes in Expanded Loan Portfolio by Rating from September 2014 through September 2015
Rating	Total Credit on September 2015		New customers between October 2014 and September 2015		Remaining Customers from September 2014
	R$ million	%	R$ million	%	R$ million	%
AA - C	439,450	92.6	22,105	95.2	417,345	92.5
D	10,915	2.3	266	1.2	10,649	2.4
E - H	24,123	5.1	840	3.6	23,283	5.1
Total	474,488	100.0	23,211	100.0	451,277	100.0

Expanded Loan Portfolio – By Customer Profile

The chart below presents the evolution in the expanded loan portfolio by customer profile:

Customer Profile	R$ million			Variation %
	Sept15	Jun15	Sept14	Quarter	12M
Corporations	217,524	208,173	192,810	4.5	12.8
SMEs	111,729	111,772	113,357	-	(1.4)
Individuals	145,234	143,461	138,028	1.2	5.2
Total Loan Operations	474,488	463,406	444,195	2.4	6.8

Expanded Loan Portfolio – By Customer Profile and Rating (%)

Although a slight decrease was registered in comparison to the previous years, the range represented by credits classified between AA and C remained in very comfortable levels.

Customer Profile	By Rating
		Sept15			Jun15			Sept14
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	96.3	2.0	1.7	97.9	0.6	1.5	98.2	0.5	1.3
SMEs	88.2	3.5	8.3	89.0	3.5	7.5	90.3	2.7	7.0
Individuals	90.4	1.9	7.7	90.7	1.9	7.4	91.2	1.5	7.3
Total	92.6	2.3	5.1	93.6	1.7	4.7	94.0	1.4	4.6

42 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Expanded Loan Portfolio – By Business Segment

Regarding the growth of the expanded loan portfolio by "Business Segment", we highlight the growth of the Corporate and Prime segments, in the quarter and in the last 12 months.

Business Segments	R$ million						Variation %
	Sept15%		Jun15%		Sept14%		Quarter	12M
Retail	130,415	27.5	129,191	27.9	124,715	28.1	0.9	4.6
Corporate	218,654	46.1	209,317	45.2	194,102	43.7	4.5	12.6
Middle Market	48,991	10.3	48,772	10.5	48,603	10.9	0.4	0.8
Prime	23,080	4.9	22,473	4.8	21,176	4.8	2.7	9.0
Other / Non-account Holders (1)	53,348	11.2	53,654	11.6	55,599	12.5	(0.6)	(4.0)
Total	474,488	100.0	463,406	100.0	444,195	100.0	2.4	6.8

(1) Mostly, non-account holders using vehicle financing, credit cards and payroll-deductible loans.

Expanded Loan Portfolio – By Currency

The balance of foreign currency-indexed and/or denominated loan and on-lending operations (excluding ACCs – Advances on Foreign Exchange Contracts) totaled US$14.8 billion in September 2015 (US$15.2 billion in June 2015 and US$15.8 billion in September 2014), a decrease of 2.6% as compared to the previous quarter and a reduction of 6.3% over the last 12 months, in U.S. Dollars. In Brazilian reais, such operations totaled R$58.9 billion in September 2015 (R$47.0 billion in June 2015 and R$38.8 billion in September 2014), an increase of 25.3% in the quarter and 51.8% over the last 12 months.

In September 2015, total loan operations in reais reached R$415.5 billion (R$416.4 billion in June 2015 and R$405.4 billion in September 2014), a decrease of 0.2% in the quarter-over-quarter comparison and an increase of 2.5% in the last 12 months.

Bradesco 43

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Expanded Loan Portfolio – By Debtor

The range of the hundred main debtors was slightly more concentrated in the quarter and in the last 12 months. Most of the clients held ratings of AA and A, presenting excellent quality of credit.

Loan Portfolio(1) – By Type

All operations bearing credit risk reached R$510.0 billion, an increase of 3.9% in the quarter and 8.5% in the last 12 months, mainly, due to exchange variation rate in the period.

	R$ million			Variation %
	Sept15	Jun15	Sept14	Quarter	12M
Loans and Discounted Securities	181,369	172,004	159,876	5.4	13.4
Financing	130,405	127,662	120,926	2.1	7.8
Rural and Agribusiness Financing	21,496	22,879	23,854	(6.0)	(9.9)
Leasing Operations	3,357	3,660	4,608	(8.3)	(27.1)
Advances on Exchange Contracts	8,273	7,835	5,814	5.6	42.3
Other Loans	21,154	20,985	20,826	0.8	1.6
Subtotal Loan Operations (2)	366,055	355,024	335,904	3.1	9.0
Sureties and Guarantees Granted (Memorandum Accounts)	72,620	71,958	70,280	0.9	3.3
Operations bearing Credit Risk - Commercial Portfolio (3)	33,111	33,418	34,553	(0.9)	(4.2)
Letters of Credit (Memorandum Accounts)	416	347	507	20.0	(17.9)
Advances from Credit Card Receivables	945	1,283	1,457	(26.3)	(35.1)
Co-obligation in Loan Assignment CRI (Memorandum Accounts)	1,238	1,274	1,383	(2.8)	(10.5)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	102	103	112	(0.9)	(8.9)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	474,488	463,406	444,195	2.4	6.8
Other Operations Bearing Credit Risk (4)	35,478	27,500	25,639	29.0	38.4
Total Operations bearing Credit Risk	509,966	490,906	469,834	3.9	8.5

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Includes debenture and promissory note operations; and

(4) Includes CDI operations, rural DI, international treasury, swap, non-deliverable forward transaction and investments in FIDC, Certificate of Agribusiness Credit Rights (CDCA) and Certificates of Real Estate Receivables (CRI).

44 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio(1) – By Flow of Maturities(2)

The loan portfolio by flow of maturities of operations has, as one of its features, a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans operations. It must be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk, but they also provide favorable conditions to gain customer loyalty.

(1) As defined by Bacen; and

(2) Only performing loans.

Bradesco 45

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Loan Portfolio(1) – Delinquency

The delinquency ratio, comprising the balance of operations in delays for more than 90 days, showed a slight increase, mainly due to the process of deceleration in economic activity, with an impact on the growth rate of the credit portfolio. The reduction of the delinquency ratio in the segment of Large Companies is noteworthy.

In the quarter, short-term delinquency, including operations past due between 15 and 90 days, decreased slightly, primarily influenced by the Corporate segment.

(1) As defined by Bacen.

46 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses(1)

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

Allowance for Loan Losses totaled R$28.7 billion in September 2015, representing 7.8% of the total loan portfolio, comprising: (i) generic provision (customer and/or operation rating); (ii) specific provision
(non-performing loans); and (iii) excess provision (internal criteria, including provision for guarantees provided).

The increase of the Coverage Ratios in the quarter is associated to: (i) the strengthening of the general provision for clients of specific industries; and (ii) the increment of the surplus provision, as a prudential measure, due to the deceleration of the economic activity.

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL. In September 2015, includes the ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million. Thus, the balance of the ALL – Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015.

Bradesco 47

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Allowance for Loan Losses (ALL) vs. Delinquency vs. Loss(1)

The assertiveness of the provisioning criteria adopted must be mentioned, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent
12-month period. When analyzed in terms of net loss of recovery, for an existing provision of 6.7% of the portfolio(1) in September 2014, the net loss in the subsequent 12 months was 3.0%, that is, the existing provision exceeded over 127% the loss occurred in the subsequent 12 months.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL. In September 2015, includes the ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million. Thus, the balance of the ALL – Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015.

48 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Provision for Allowance for Loan Losses (1)

Allowance for loan losses ratios have presented very comfortable levels in relation to loans over 60 and 90 days past due, and reached a 168.4% and a 205.7% coverage, respectively.

The Non-Performing Loans ratio (operations over 60 days past due) presented a slight increase in the quarter-over-quarter comparison and year-over-year comparison, mainly due to the downturn in economic activity and its impact.

(1) As defined by Bacen;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL. In September 2015, includes the ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million; Thus, the balance of the ALL – Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015; and

(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on accrual accounting.

Bradesco 49

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Loan Portfolio – Portfolio Indicators

With a view to facilitate the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

		R$ million (except %)
	Sept15	Jun15	Sept14
Total Loan Operations (1)	366,055	355,024	335,904
- Individuals	143,941	142,232	136,946
- Corporate	222,114	212,792	198,958
Total Provision (2)	28,670	23,801	22,623
- Specific	13,619	12,699	11,590
- Generic	8,641	7,098	7,025
- Excess (2)	6,409	4,004	4,008
Specific Provision / Total Provision (2) (%)	47.5	53.4	51.2
Total Provision (2) / Loan Operations (%)	7.8	6.7	6.7
AA - C Rated Loan Operations / Loan Operations (%)	90.9	91.9	92.3
D Rated Operations under Risk Management / Loan Operations (%)	2.7	2.0	1.7
E - H Rated Loan Operations / Loan Operations (%)	6.4	6.1	6.0
D Rated Loan Operations	9,881	7,167	5,734
Provision for D-rated Operations	2,383	2,017	1,591
D Rated Provision / Loan Operations (%)	24.1	28.1	27.8
D - H Rated Non-Performing Loans	19,944	18,773	16,601
Total Provision (2) / D-to-H-rated Non-performing Loans (%)	143.8	126.8	136.3
E - H Rated Loan Operations	23,424	21,497	20,267
Provision for E-to-H-rated Loan Operations	20,478	18,181	17,044
E - H Rated Provision / Loan Operations (%)	87.4	84.6	84.1
E - H Rated Non-Performing Loans	16,303	15,185	13,960
Total Provision (2) / E-to-H-rated Non-performing Loans (%)	175.9	156.7	162.1
Non-performing Loans (3)	17,025	16,246	14,669
Non-performing Loans (3) / Loan Operations (%)	4.7	4.6	4.4
Coverage Ratio - Total Provision (2) / Non Performing Loans (3) (%)	168.4	146.5	154.2
Loan Operations Overdue for over 90 days	13,935	13,195	12,082
Loan Operations Overdue for over 90 days / Loan Operations (%)	3.8	3.7	3.6
Coverage Ratio - Total Provision (2) / Operations Overdue for over 90 days (%)	205.7	180.4	187.2

(1) As defined by Bacen;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL. In September 2015, includes the ALL Surplus/Deficit Rating, considered as an extraordinary event, totaling R$3,704 million; Thus, the balance of the ALL – Surplus provision went from R$4,004 million in June 2015 to R$6,409 million in September 2015; and

(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on accrual accounting.

50 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Loans vs. Funding

To analyze Loan Operations in relation to Funding, the following should be deducted from total customer funding: (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds held at customer service network, as well as add (iii) funds from domestic and foreign lines of credit that finance the demand for loans.

Bradesco presents low dependency on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers. This is a result of: (i) the outstanding location of its Service Points; (ii) the broad diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for loaning funds through its own funding.

Funding vs. Investments	R$ million			Variation %
	Sept15	Jun15	Sept14	Quarter	12M
Demand Deposits + Sundry Floating	27,948	29,550	37,227	(5.4)	(24.9)
Savings Deposits	89,616	91,008	87,293	(1.5)	2.7
Time Deposits + Debentures (1)	154,481	144,463	157,576	6.9	(2.0)
Funds from Financial Bills (2)	101,303	87,288	66,754	16.1	51.8
Customer Funds	373,348	352,309	348,850	6.0	7.0
(-) Reserve Requirements	(52,269)	(48,913)	(46,713)	6.9	11.9
(-) Available Funds	(7,544)	(7,961)	(7,596)	(5.2)	(0.7)
Customer Funds Net of Reserve Requirements	313,535	295,435	294,541	6.1	6.4
Onlending	41,685	40,905	41,489	1.9	0.5
Securities Abroad	9,684	8,099	8,529	19.6	13.5
Borrowing	27,969	20,465	15,072	36.7	85.6
Other (Subordinated Debt + Other Borrowers - Cards)	55,895	54,200	52,515	3.1	6.4
Total Funding (A)	448,768	419,104	412,146	7.1	8.9
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	401,868	391,448	373,915	2.7	7.5
B/A (%)	89.5	93.4	90.7	(3.9) p.p.	(1.2) p.p.

(1)  Debentures mainly used to back repos; and

(2) Includes: Collateral Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate.

Bradesco 51

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Main Funding Sources

The following table presents the changes in these sources:

	R$ million			Variation %
	Sept15	Jun15	Sept14	Quarter	12M
Demand Deposits	24,267	26,125	33,300	(7.1)	(27.1)
Savings Deposits	89,616	91,008	87,293	(1.5)	2.7
Time Deposits	88,737	78,062	90,615	13.7	(2.1)
Debentures (1)	65,744	66,401	66,961	(1.0)	(1.8)
Borrowing and Onlending	69,654	61,369	56,561	13.5	23.1
Funds from Issuance of Securities (2)	110,987	95,387	75,283	16.4	47.4
Subordinated Debts	38,535	37,426	36,464	3.0	5.7
Total	487,540	455,778	446,477	7.0	9.2

(1) Considering mostly debentures used to back repos; and

(2) Includes: Financial Bills, in September 2015, totaling R$74,628 million (June 2015 – R$60,608 million and September 2014 – R$49,671 million).

Demand deposits

The reductions of R$1,858 million, or 7.1%, in the third quarter of 2015 as compared to the previous quarter, and of R$9,033 million, or 27.1%, as compared to the same period of the previous year, were mostly due to new business opportunities offered to customers, because of interest rate fluctuations in that period.

Savings Deposits

Savings deposits totaled R$89,616 million in the end of the third quarter of 2015, showing a reduction of 1.5% as compared to the end of the previous quarter.

In the comparison between September 2015 over the same period of the previous year, the increase of R$2,323 million, or 2.7%, substantially originated by: (i) the increase in deposits by customers; and (ii) the yield of savings deposits reserve.

Bradesco is always increasing its savings accounts base, posting a net growth of 4.1 million new savings accounts over the last 12 months.

52 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Time Deposits

At the end of September 2015, the balance of time deposits totaled R$88,737 million, registering increase in the quarter-over-quarter comparison, of 13.7%, or R$10,675 million and decrease in the year-over-year comparison, 2.1%, or R$1,878 million.

This performance was primarily due to the oscillations of the interest rates occurring in the period and to the new investment alternatives available to customers.

Debentures

On September 30, 2015, Bradesco’s debentures balance totaled R$65,744 million, registering decreases both in the quarter-over-quarter comparison, of 1.0% or R$657 million, and year-over-year comparison, of 1.8% or R$1,217 million.

Borrowing and On-lending

In September 2015, balance of on-lending achieved R$69,654 million, an increase of R$8,285 million, or 13.5%, as compared to the previous quarter, mainly due to: (i) the increase of R$10,047 million in borrowings and on-lending denominated and/or indexed in foreign currency, mainly due to positive exchange rate of 28.1% in the period; and partially offset by: (ii) the reduction of R$1,762 million or 4.5%, in the volume of funding raised by borrowings and on-lending in the country, mainly through operations of Finame.

In the comparison between September 2015 over the same period of the previous year, the balance of borrowings and on-lending recorded an increase of R$13,093 million, or 23.1%, primarily due to: (i) the increase of R$16,878 million in borrowings and on-lending denominated and/or indexed in foreign currency, whose balance changed from R$15,289 million in September 2014 to R$32,167 million in September 2015, primarily due to the positive exchange rate variation of 62.1% in the period; offset by: (ii) the reduction of R$3,785 million, or 9.2%, in the volume of resources captured by borrowings and on-lending in the country, mainly in the form of Finame and BNDES operations.

Bradesco 53

Economic and Financial Analysis

Interest Earning Portion of Credit Intermediation

Funds from Issuance of Securities

Funds from Issuance of Securities totaled R$110,987 million, an increase of R$15,600 million, or 16.4%, over the previous quarter, primarily due to: (i) the increase in the Financial Bills operations, totaling R$14,020 million; (ii) the increase in operations abroad, totaling R$1,585 million; (iii) the increase in Real Estate Loan Letters operations, totaling R$1,565 million; partially offset by: (iv) the reduction in Letters of Credit for Agribusiness operations, totaling R$1,514 million.

In the comparison between September 2015 over the same period of the previous year, the increase of R$35,704 million, or 47.4%, was essentially due to: (i) the increased inventory of Financial Bills, from R$49,671 million in September 2014 to R$74,628 million in September 2015, primarily due to the new issuances in the period; (ii) the higher volume of Mortgage Bonds, in the amount of R$7,341 million; and (iii) the higher volume of Letters of Credit for Agribusiness operations, totaling R$2,462 million; and (iv) the increase of R$1,155 million in the volume of transactions in securities issued abroad.

Subordinated Debt

Subordinated Debt totaled R$38,535 million in September 2015 (R$13,743 million abroad and R$24,792 million in Brazil), presenting an increase both in the quarter-over-quarter comparison, of 3.0% or R$1,109 million, and in the year-over-year, of 5.7% or R$2,071 million, mainly due to exchange variation rate, and partially offset by maturity of debts incurred in the previous periods.

54 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Interest Earning Portion of Securities/Other

Earning Portion of Securities/Other – Breakdown

	R$ million
	Securities/Other Margin - Interest Earning Operations
	9M15	9M14	3Q15	2Q15	Variation
					12 months	Quarter
Interest - due to volume					82	27
Interest - due to spread					1,350	(196)
Interest Earning Portion	4,888	3,456	1,554	1,723	1,432	(169)
Income	47,638	29,342	19,386	11,047	18,296	8,339
Expenses	(42,750)	(25,886)	(17,832)	(9,324)	(16,864)	(8,508)

In the comparison between the third quarter of 2015 over the previous quarter, there was a decrease of R$169 million in the interest earning portion of “Securities/Other”, which includes the assets and liabilities management (ALM). The change observed was primarily due to: (i) a decrease of the average spread in the amount of R$196 million; and partially offset by: (ii) the increase in the volume of operations, in the amount of R$27 million.

In the comparison between the nine months of 2015 over the same period of the previous year, the interest earning portion of “Securities/Other”, which includes the assets and liabilities management (ALM), recorded an increase of R$1,432 million. This result was due to: (i) an increase of R$1,350 million in the average spread; and (ii) an increase in the volume of operations, resulting in R$82 million.

Interest Earning Portion of Insurance

Earning Portion of Insurance – Breakdown

	R$ million
	Insurance Margin - Interest Earning Operations
	9M15	9M14	3Q15	2Q15	Variation
					12 months	Quarter
Interest - due to volume					58	15
Interest - due to spread					926	69
Interest Earning Portion	4,034	3,050	1,349	1,265	984	84
Income	15,395	10,535	4,820	5,420	4,860	(600)
Expenses	(11,361)	(7,485)	(3,471)	(4,155)	(3,876)	684

Comparing the third quarter of 2015 with the previous quarter, the interest earning portion of insurance operations recorded a R$84 million increase, or 6.6%, which was due to: (i) an R$69 million increase in the average spread; and (ii) an increase in the volume of operations, totaling R$15 million.

In the comparison between the nine months of 2015 and the same period of the previous year, the earning portion presented an increase of 32.3%, or R$984 million, due to: (i) the growth of the average spread, in the amount of R$926 million; reflecting, primarily, IPCA and IGP-M performance in the quarter; and (ii) a greater volume of operations, in the amount of R$58 million.

Bradesco 55

Economic and Financial Analysis

Non-Interest Earning Portion

Non-Interest Earning Portion – Breakdown

	R$ million
	NII - Non-Interest Earning Portion
	9M15	9M14	3Q15	2Q15	Variation
					12 months	Quarter
Non-Interest Earning Portion	478	498	26	126	(20)	(100)

Non-interest earning portion stood at R$26 million in the third quarter of 2015, compared to R$126 million in the previous quarter, showing a R$100 million reduction, due to minor gains with arbitration of markets. In the comparison between the nine months of 2015 and the same period in the previous year, there was a decrease of R$20 million in the non-interest earning portion.

56 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is the analysis of the Statement of Financial Position and Income Statement of Grupo Bradesco Seguros:

Consolidated Statement of Financial Position

	R$ million
	Sept15	Jun15	Sept14
Assets
Current and Long-Term Assets	195,183	191,343	169,512
Securities	182,391	179,129	158,207
Insurance Premiums Receivable	3,389	3,308	3,118
Other Loans	9,403	8,906	8,187
Permanent Assets	5,155	5,000	4,589
Total	200,338	196,343	174,101
Liabilities
Current and Long-Term Liabilities	177,735	173,544	153,993
Tax, Civil and Labor Contingencies	2,890	2,804	2,438
Payables on Insurance, Pension Plan and Capitalization Bond Operations	589	545	475
Other Reserve Requirements	5,627	5,629	5,111
Insurance Technical Reserves	13,323	13,261	12,609
Life and Pension Plan Technical Reserves	148,321	144,337	126,858
Capitalization Bond Technical Reserves	6,985	6,968	6,502
Non-controlling Interest	623	612	601
Shareholder's Equity (1)	21,980	22,187	19,507
Total	200,338	196,343	174,101

(1) Considering the shareholders’ equity of Bradesco Seguros S.A, which controls the operating companies (insurance, pension plans and capitalization bonds), it would amount to R$12,296 million in September 2015.

Consolidated Income Statement

				R$ million
	9M15	9M14	3Q15	2Q15
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	45,482	38,346	15,125	16,723
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	25,783	22,449	8,910	8,452
Financial Result from the Operation	3,978	3,127	1,287	1,310
Sundry Operating Income	779	707	358	263
Retained Claims	(15,645)	(13,053)	(5,446)	(5,121)
Capitalization Bond Draws and Redemptions	(3,752)	(3,555)	(1,336)	(1,198)
Selling Expenses	(2,485)	(2,152)	(844)	(824)
General and Administrative Expenses	(1,873)	(1,706)	(672)	(648)
Tax Expenses	(577)	(463)	(159)	(245)
Other Operating Income/Expenses	(458)	(591)	(132)	(155)
Operating Result	5,749	4,763	1,965	1,834
Equity Result	505	500	196	175
Non-Operating Result	8	(25)	11	(3)
Income before Taxes and Profit Sharing	6,262	5,238	2,172	2,006
Income Tax and Contributions	(2,209)	(1,907)	(805)	(664)
Profit Sharing	(69)	(65)	(22)	(21)
Non-controlling Interest	(102)	(96)	(29)	(37)
Net Income	3,883	3,170	1,317	1,284

Note: For comparison purposes, the non-recurring events’ effects are not considered.

Bradesco 57

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

							R$ million
	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13
Life and Pension Plans	738	785	762	693	588	698	639	582
Health	139	116	182	201	168	184	192	175
Capitalization Bonds	122	145	152	120	74	119	110	101
Basic Lines and Other	318	238	187	222	228	71	99	143
Total	1,317	1,284	1,283	1,236	1,058	1,072	1,040	1,001

Performance Ratios

	%
	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13
Claims Ratio (1)	73.1	71.4	71.7	70.9	72.7	70.2	70.1	71.1
Expense Ratio (2)	10.4	10.7	10.4	10.6	10.5	11.2	10.4	10.9
Administrative Expenses Ratio (3)	4.3	4.0	4.1	4.0	4.6	4.0	4.7	4.3
Combined Ratio (4) (5)	86.9	86.5	86.8	85.9	86.5	86.3	86.4	86.1

(1) Retained Claims/Earned Premiums;

(2) Sales Expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Sales Expenses + Other Operating Income and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Written Premiums; and

(5) Excludes additional reserves.

Note: For comparison purposes, the non-recurring events’ effects are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In the third quarter of 2015, the billing, in comparison to the previous quarter, presented a reduction of 9.6%, influenced by the product "Life and Pension", due to an exceptional growth of 45.3% in the previous quarter.

In the accrued until September 2015, the production registered a growth of 18.6% compared to the same period in the previous year, influenced the "Life and Pension" and "Health" products, which presented growths of 26.0% and 20.7%, respectively.

58 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

Life/AP/VGBL/PGBL/Basic Lines

R$ million
8,505
4,994
7,301
5,645
10,644
6,318
9,183
7,112
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

Health

R$ million
3,458
3,748
3,794
4,137
4,377
4,486
4,681
4,932
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

Capitalization Bonds

R$ million
1,296
1,205
1,290
1,416
1,432
1,338
1,323
1,477
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

Auto/Basic Lines

R$ million
1,108
1,399
1,551
1,655
1,319
1,401
1,466
1,548
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

DPVAT

R$ million
125
104
56
51
34
91
70
56
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

Bradesco 59

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Retained Claims by Insurance Line

Total
71.1
70.1
70.2
72.7
70.9
71.7
71.4
73.1
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

Life/AP
37.3
29.9
31.5
36.6
35.0
35.3
34.4
35.8
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

Health
85.9
82.2
82.0
84.0
84.6
84.7
86.2
86.9
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

Auto/RCF
71.2
68.5
73.5
72.4
68.6
68.4
67.4
65.4
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

Basic Lines
27.3
30.8
32.7
34.8
42.8
40.9
29.2
33.1
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

DPVAT
85.2
88.1
87.5
87.4
85.7
88.1
87.6
82.8
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

60 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Insurance Expense Ratio by Segment

Total
10.9
10.4
11.2
10.5
10.6
10.4
10.7
10.4
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

Life/AP
21.2
21.8
20.7
18.5
18.7
18.6
17.0
18.7
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

Health
5.6
4.7
5.0
5.1
5.4
5.6
5.6
5.5
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

Auto/RCF
16.5
18.0
19.0
17.5
16.5
15.8
16.6
16.1
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

Basic Lines
29.1
28.9
29.4
31.0
29.4
31.4
33.1
32.8
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

Bradesco 61

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses / Billing

The improvement in the administrative efficiency ratio between the third quarter of 2015 and the same period of previous year is a result of: (i) the benefits generated with cost-cutting measures; and (ii) an increase of 17.2% in billing for the period. There has been a decrease of 0.3 p.p. in the efficiency ratio in the third quarter of 2015 as compared to the previous quarter, primarily due to the reduction of 9.6% in billing.

62 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Technical Reserves

Bradesco 63

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13
Net Income	738	785	762	693	588	698	639	582
Premium and Contribution Income (1)	7,112	9,183	6,318	10,644	5,645	7,301	4,994	8,505
- Income from Pension Plans and VGBL	5,739	7,921	5,081	9,371	4,383	6,117	3,898	7,317
- Income from Life/Personal Accidents Insurance Premiums	1,373	1,262	1,237	1,273	1,262	1,184	1,096	1,188
Technical Reserves	148,321	144,337	137,322	133,857	126,858	124,192	119,942	119,228
Investment Portfolio	155,526	152,035	144,426	140,704	132,535	129,193	126,001	124,655
Claims Ratio	35.8	34.4	35.3	35.0	36.6	31.5	29.9	37.3
Expense Ratio	18.7	17.0	18.6	18.7	18.5	20.7	21.8	21.2
Combined Ratio	61.5	59.7	61.1	61.8	63.4	57.8	58.6	67.3
Participants / Policyholders (in thousands)	30,349	29,660	29,306	28,207	27,625	27,789	27,451	28,256
Premium and Contribution Income Market Share (%) (2)	26.9	27.2	23.9	28.4	25.4	26.6	26.1	30.2
Life/AP Market Share - Insurance Premiums (%) (2)	17.5	17.2	17.7	17.3	17.7	17.2	17.6	17.0

(1) Life/VGBL/PGBL/Traditional; and

(2) The third quarter of 2015 includes the latest data released by SUSEP (August/15).

Note:  For comparison purposes, the non-recurring events’ effects are not considered.

Because of its solid structure, innovative product policy and the trust it has earned in the market, Bradesco Vida e Previdência accounted for 26.9% of the pension plan and VGBL income. (Source: SUSEP - August/2015).

Net income for the third quarter of 2015 was 6.0% below the result presented in the previous quarter, influenced by the following factors: (i) a growth of 1.4 p.p. in the claims ratio index; (ii) an increase of 1.7 p.p. in the commercialization index; and (iii) a reduction in the financial results.

Net income accrued until September 2015 was up 18.7% over the same period in the previous year, influenced by the following factors: (i) an increase of 26.0% in billing; (ii) a decrease of 2.2 p.p. in the expense ratio; (iii) an improved financial income; partially offset by: (iv) an increase of 2.3 p.p. in the claims ratio; and (v) a decrease in the equity result.

64 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Bradesco Vida e Previdência

In September 2015, technical reserves for Bradesco Vida e Previdência stood at R$148.3 billion, made up of R$141.0 billion from "Pension Plans and VGBL" and R$7.3 billion from "Life, Personal Accidents and Other Lines", resulting an increase of 16.9% over September 2014.

The Pension Plan and VGBL Investment Portfolio accounted for 29.8% of market funds in August 2015 (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In September 2015, the number of Bradesco Vida e Previdência customers was 2.4 million pension plan and VGBL participants, and was up 27.9 million life and personal accident policyholders.	This growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

Bradesco 65

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise stated)
	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13
Net Income	139	116	182	201	168	184	192	175
Net Written Premiums	4,621	4,376	4,186	4,078	3,851	3,509	3,372	3,274
Technical Reserves	6,806	6,785	6,665	6,453	6,226	6,149	5,794	5,726
Claims Ratio	89.9	89.7	88.5	87.7	87.6	86.1	86.9	88.5
Expense Ratio	5.3	5.4	5.3	5.1	4.8	4.6	4.1	5.4
Combined Ratio	102.3	102.9	101.5	99.5	98.1	97.7	96.9	99.5
Policyholders (in thousands)	4,461	4,472	4,478	4,525	4,475	4,360	4,273	4,173
Written Premiums Market Share (%) (1)	49.1	48.6	48.0	46.1	45.8	45.2	45.4	46.0

(1) The third quarter of 2015 includes the latest data released by ANS (August/15).

Note: For comparison purposes, the non-recurring events’ effects are not considered.

Net income for the third quarter of 2015 increased 19.8% over the previous quarter, mainly due to: (i) an increase of 5.6% in billing; (ii) a decrease in operating expenses; and (iii) the improvement in the administrative efficiency ratio.

Net income accrued until September 2015 was down 19.7% over the same period of the previous year, mainly due to: (i) the increase in the combined index, which was impacted, in part by: (a) an increase of 2.5 p.p. in the claims ratio; and (b) an increase in the operating expenses related to the constitution of civil contingencies offset by: (ii) an increase of 22.8% in billing; and (iii) an improvement in the financial results.

In September 2015, Bradesco Saúde and Mediservice maintained a strong market position in the corporate segment (source: ANS).

Approximately 123 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of billing, 51 are Bradesco Saúde and Mediservice customers (source: Exame magazine – "Melhores e Maiores" ranking, July 2015).

66 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Bradesco Saúde and Mediservice

Number of Bradesco Saúde and Mediservice Policyholders

These two companies have a combined total of approximately 4.5 million customers. The large share of corporate insurance in this portfolio (96.1% in September 2015) is proof of its high level of specialization and customization in the provision of group plans.

Bradesco Capitalização

	R$ million (unless otherwise stated)
	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13
Net Income	122	145	152	120	74	119	110	101
Capitalization Bond Income	1,477	1,323	1,338	1,432	1,416	1,290	1,205	1,296
Technical Reserves	6,985	6,968	6,921	6,708	6,502	6,267	6,081	5,900
Customers (in thousands)	3,287	3,349	3,393	3,433	3,436	3,456	3,485	3,475
Premium Income Market Share (%) (1)	26.5	25.6	27.7	24.4	24.3	23.6	24.3	22.1

 (1) The third quarter of 2015 includes the latest data released by SUSEP (August/15).

Net income for the third quarter of 2015 recorded a reduction of 15.9% over the previous quarter, primarily due to: (i) a decrease in financial income; partially offset by: (ii) an increase of 11.6% in billing.

Net income accrued until September 2015 recorded an increase of 38.3% over the same period in the previous year, primarily due to: (i) an increase of 5.8% in billing; and (ii) the improved financial income.

Bradesco 67

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended August 2015 in first place among the capitalization bond private companies, due to its policy of transparency and by adjusting its products based on potential consumer demand consistent with the market changes.

Concerned with providing products that better fit the most varied profiles and budgets of its customers, Bradesco Capitalização has a product portfolio ranging by payment method (lump or monthly), contribution term, periodicity and value of premiums that meet the requirements and expectations of the customers.

Combining a pioneering spirit with a business-minded strategic view, Bradesco Capitalização has launched products onto the market concerned with socio-environmental causes, in which part of the revenue goes to projects with this purpose. In addition to offering customers the possibility of creating a financial reserve, Capitalization Bonds with the socio-environmental profile seek to raise customer’s awareness about the importance of this subject and allow them to participate in a noble cause that benefits society.

Bradesco Capitalização currently has partnerships with the following institutions: (i) SOS Mata Atlântica Foundation (which contributes to the preservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Amazonas Sustentável Foundation (which contributes to the sustainable development, environmental preservation and improvement of life quality in communities that benefit from preservation centers in the state of Amazonas); (iii) the Brazilian Cancer Control Institute (which contributes to the prevention, early diagnosis and treatment of breast cancer in Brazil); and (iv) Tamar Project (created to preserve sea turtles).

The portfolio is composed of 21.9 million active bonds. Of this total, 36.2% are represented by “Traditional Bonds”, sold at the Branch Network and at Bradesco Dia&Noite service channels. The other 63.8% of the portfolio is represented by “Incentive” bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE. Given that the purpose of this type of capitalization bond is to add value to the product of a partner company or even to encourage timely payment by its customers. The bonds have reduced maturity and grace terms and lower sale price.

68 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Bradesco Auto/RE and Atlântica Companhia de Seguros

	R$ million (unless otherwise stated)
	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13
Net Income	87	73	42	60	37	38	86	71
Net Written Premiums	1,548	1,466	1,401	1,319	1,655	1,551	1,399	1,108
Technical Reserves	5,995	5,970	5,910	5,823	5,952	5,689	5,314	4,998
Claims Ratio	56.3	57.3	61.2	62.1	62.8	62.5	58.0	59.1
Expense Ratio	20.8	20.9	19.7	19.5	21.0	21.8	20.9	19.6
Combined Ratio	102.6	103.7	107.3	106.4	105.4	107.6	103.6	104.5
Policyholders (in thousands)	3,762	3,971	4,285	4,480	4,536	3,690	3,882	3,613
Premium Income Market Share (%) (1)	9.9	10.0	9.9	10.1	10.6	10.6	10.3	8.8

(1) The third quarter of 2015 includes the latest data released by SUSEP (August/15).

Note: (i) we are considering Atlântica Companhia de Seguros as of the first quarter of 2014; and (ii) in August 2015, we transferred the investment in the IRB – Brasil Resseguro S.A. to Bradesco Seguros.

Net profit in the third quarter of 2015 presented a growth of 19.2% as compared to the previous quarter, primarily due to: (i) the growth of 5.6% in billing; (ii) the decline of 1.0 p.p. in the claims ratio index; (iii) the administrative efficiency ratio maintenance; and (iv) the improvement in the financial results; partially offset by: (v) a decrease in the equity results.

Net profit accrued until September 2015 presented a 25.5% increase over the results calculated in the same period of the previous year, primarily due to: (i) the decrease of 2.9 p.p. in the claims ratio index of 0.7 p.p. in the commercialization ratio; (ii) the improvement in the financial results; partially offset by: (iii) the decrease in the equity results; and (iv) the increase in operating and administrative expenses.

In the Property Insurance field, we maintained the focus on large brokers and clients of the "Corporate" and "Companies" segments, which has provided renewals of the main accounts, either in leadership or through participation in co-insurance. In the "Aeronautical" and "Maritime Cases" insurance, the interchange with the "Corporate" and "Companies" segments has been heavily used, leveraging the increment of market in the sale of new aircraft, as well as in the "Maritime" segment.

The division of "Transport" continues being the priority focus, with fundamental investments to leverage new business.

Despite the strong competition in the field of "Auto/RCF", the insurance company has maintained its fleet of around 1.5 million items, guaranteed by the maintenance of competitiveness. Such a fact originated, mainly, from more refined and segmented pricing. Another important aspect refers to the improvement of current products and the creation of products intended for specific audiences. Among these, we can highlight the launch of the product "Bradesco Seguro Primeira Proteção Veicular" (First Car Protection), exclusively for account holders of Bradesco, which assists with Assistência Dia e Noite services (Day and Night assistance services), new and used vehicles with up to 15 years of use.

Aiming to provide a consistently better service, Bradesco Auto/RE currently maintains 31 Bradesco Auto Centers (BAC), which offer policyholders access to a varied range of services  in a single place. Some of the services offered include: auto claims services, rental car reservations, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and Vehicular Environmental Review.

Bradesco 69

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs.

It must be pointed out that the company continues with a strong strategy for the “home insurance” segment, totaling more than 1.3 million insured homes. Recently, the "Seguro Residencial Mensal" (Monthly Home Insurance) was launched, a residential product with monthly billing by direct debit in the current account.

70 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income						R$ million
	9M15	9M14	3Q15	2Q15	Variation
					12 months	Quarter
Card Income	7,029	5,924	2,448	2,373	1,105	75
Checking Account	3,570	2,941	1,294	1,204	629	90
Loan Operations	2,072	1,887	739	698	185	41
Fund Management	1,954	1,792	692	637	162	55
Collection	1,174	1,168	397	391	6	6
Consortium Management	765	640	267	255	125	12
Custody and Brokerage Services	413	384	149	135	29	14
Underwriting / Financial Advisory Services	404	516	105	149	(112)	(44)
Payments	286	286	90	95	-	(5)
Other	574	712	199	181	(138)	18
Total	18,242	16,250	6,380	6,118	1,992	262
Business Days	187	188	65	61	(1)	4

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

Bradesco 71

Economic and Financial Analysis

Fee and Commission Income

Card Income

Income from card fees totaled R$2,448 million in the third quarter of 2015, an increase of R$75 million, or 3.2% over the previous quarter, basically due to: (i) the increase in the volume of transactions carried out in the period; and (ii) the increase in billing.

In the comparison between the nine months of 2015 over the same period of previous year, the 18.7% growth, or R$1,105 million, is primarily due to: (i) the increase in transactions effected and (ii) billing in the period; and (iii) the increase of the base of cards.

72 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Fee and Commission Income

Checking Account

The revenues of current accounts presented increments both in the quarterly comparative, of 7.5% or R$90 million, accrued in the last nine months of 21.4% or R$629 million, due primarily: (i) to the increase in the volume of business; and (ii) by the expansion of the portfolio of services rendered, with the adhesion of clients for the new segments “Classic” and “Exclusive”.

Loan Operations

In the third quarter of 2015, revenues from loan operations totaled R$739 million, which represent a R$41 million or 5.9% increase over the previous quarter, due to the increased volume of operations contracted by Individuals and Corporate segment in the quarter.

In the comparison between the nine months of 2015 and the same period of previous year, the R$185 million or 9.8% increase was substantially due to a higher income from collaterals, which increased 22.2%, deriving mostly from a 3.3% growth in the volume of “Sureties and Guarantees” operations.

Bradesco 73

Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the third quarter of 2015, fund management income totaled R$692 million, presenting an increase of R$55 million or 8.6% compared to the previous quarter, mainly due to a 0.8% growth in volume of funds and portfolios raised and managed.

In the comparison between the nine months of 2015 over the same period of previous year, the increase of R$162 million or 9.0%, was basically due to the increase in the volume of funds raised and managed, which grew 6.5% in the period.

Investments in fixed income funds led the segment, with growth of 6.4% in the period.

Shareholders' Equity	R$ million			Variation %
	Sept15	Jun15	Sept14	Quarter	12M
Investment Funds	475,203	469,591	449,440	1.2	5.7
Managed Portfolios	37,129	38,898	31,164	(4.5)	19.1
Third-Party Fund Quotas	6,306	6,239	6,337	1.1	(0.5)
Total	518,638	514,728	486,941	0.8	6.5
x	x	x	x	x	x
Distribution	R$ million			Variation %
	Sept15	Jun15	Sept14	Quarter	12M
Investment Funds – Fixed Income	448,229	443,788	421,227	1.0	6.4
Investment Funds – Equities	26,974	25,803	28,213	4.5	(4.4)
Investment Funds – Third-Party Funds	4,453	4,342	4,419	2.6	0.8
Total - Investment Funds	479,656	473,933	453,859	1.2	5.7
x
Managed Portfolios - Fixed Income	30,876	30,421	22,606	1.5	36.6
Managed Portfolios – Equities	6,253	8,477	8,558	(26.2)	(26.9)
Managed Portfolios - Third-Party Funds	1,853	1,897	1,918	(2.3)	(3.4)
Total - Managed Funds	38,982	40,795	33,082	(4.4)	17.8
x
Total Fixed Income	479,105	474,209	443,833	1.0	7.9
Total Equities	33,227	34,280	36,771	(3.1)	(9.6)
Total Third-Party Funds	6,306	6,239	6,337	1.1	(0.5)
Overall Total	518,638	514,728	486,941	0.8	6.5

74 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collection)

In the third quarter of 2015, billing and collection income remained stable compared to the previous quarter.

In the comparison between the nine months of 2015 over the same period of previous year, the increase of 0.4%, or R$6 million, was due to the greater volume of processed documents, up from 1,632 million in the nine months of 2014 to 1,654 million in the nine months of 2015, resulting an increase of 22 million of processed documents for the period.

Consortium Management

In the third quarter of 2015, income from consortium management increased by R$12 million or 4.7% compared to the previous quarter, because of the sales made in that period. In September 2015, Bradesco had 1,153 thousand active quotas (1,127 thousand active quotas in June 2015), ensuring a leading position in all the segments in which it operates (real estate, auto and trucks/machinery and equipment).

In the comparison between the nine months of 2015 over the same period of previous year, the 19.5% or R$125 million increase in income from consortium management was mainly driven by: (i) a higher volume of received bids; (ii) the increase in the average ticket; and (iii) the increase in sales of new quotas, ranging from 1,020 thousand active quotas in September 2014, to 1,153 thousand active quotas in September 2015, an increase of 133 thousand net quotas.

Bradesco 75

Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the third quarter of 2015, total earnings from custody and brokerage services presented an increase of R$14 million or 10.4% compared to the previous quarter. Such a trend basically resulted, from the largest volumes traded on BM&FBovespa and of the higher number of working days in the quarter.

In the comparison between the nine months of 2015 over the same period of previous year, the increase of R$29 million or 7.6%, in income from custody and brokerage services, reflected the increase in the average volume of assets under custody in the period.

Underwriting / Financial Advisory Services

The reduction of R$44 million, or 29.5% in the quarter-over-quarter comparison refers, mainly, to lower activity of the capital market in the third quarter of 2015.

In the comparison between the nine months of 2015 over the same period of the previous year, the reduction of R$112 million or 21.7% refers, essentially, to the higher volume of business done in 2014, highlighting the Structured Operations and Project Finance.

It is important to note that variations recorded in this income derive from the volatile performance of the capital market.

76 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel and Administrative Expenses								R$ million
	9M15		3Q15	2Q15	Variation
		9M14			12 months		Quarter
					Amount	%	Amount	%
Personnel Expenses
Structural	8,826	8,254	3,118	2,895	571	6.9	223	7.7
Payroll/Social Charges	6,527	6,126	2,313	2,151	401	6.5	162	7.5
Benefits	2,299	2,128	805	744	171	8.0	61	8.2
Non-Structural	2,034	2,037	679	723	(3)	(0.1)	(44)	(6.1)
Management and Employee Profit Sharing	1,188	1,150	401	390	38	3.3	11	2.8
Provision for Labor Claims	518	580	167	212	(62)	(10.7)	(45)	(21.2)
Training	101	94	42	36	7	7.4	6	16.7
Termination Costs	227	213	69	85	14	6.6	(16)	(18.8)
Total	10,860	10,291	3,797	3,618	569	5.5	179	4.9

Administrative Expenses
Outsourced Services	2,982	2,833	1,064	1,014	149	5.3	50	4.9
Depreciation and Amortization	1,562	1,404	538	518	158	11.3	20	3.9
Communication	1,237	1,136	425	421	101	8.9	4	1.0
Data Processing	1,135	972	405	367	163	16.8	38	10.4
Asset Maintenance	759	500	256	263	259	51.8	(7)	(2.7)
Rental	692	656	233	229	36	5.5	4	1.7
Advertising and Marketing	658	533	318	207	125	23.5	111	53.6
Financial System Services	607	580	214	195	27	4.7	19	9.7
Transportation	471	595	159	155	(124)	(20.8)	4	2.6
Security and Surveillance	453	417	154	150	36	8.6	4	2.7
Materials	250	253	86	86	(3)	(1.2)	-	-
Water, Electricity and Gas	249	173	84	87	76	43.9	(3)	(3.4)
Trips	124	102	52	43	22	21.6	9	20.9
Other	586	535	212	191	51	9.5	21	11.0
Total	11,765	10,689	4,200	3,926	1,076	10.1	274	7.0

Total Personnel and Administrative Expenses	22,625	20,980	7,997	7,544	1,645	7.8	453	6.0

Employees	93,696	98,849	93,696	93,902	(5,153)	(5.2)	(206)	(0.2)
Service Points (1)	71,738	74,028	71,738	74,270	(2,290)	(3.1)	(2,532)	(3.4)

(1) The reduction, as of March 2015, refers to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”; and (iii) to the decrease of the Bradesco Expresso correspondents.

In the third quarter of 2015, total Personnel and Administrative Expenses amounted to R$7,997 million, with growth of 6.0% or R$453 million, in comparison with the previous quarter. In the comparison with the nine months of 2015 and the same period of the previous year, total Personnel and Administrative Expenses presented a growth of 7.8% or R$1,645 million.

Personnel Expenses

In the third quarter of 2015, personnel expenses totaled R$3,797 million, with variation of 4.9% or R$179 million compared to the previous quarter.

The R$223 million increase in structural expenses was largely due to an increase  in wage levels and restatement of the labor obligations, according to the collective agreement, whose impact was worth R$181 million, of which R$64 million is related to the increase of the recurrent monthly payroll, from September 2015.

The R$44 million decrease in non-structural expenses is, primarily, due to lower expenses with provision for labor claims, amounting to R$45 million.

Bradesco 77

Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel Expenses

In the comparison between the nine months of 2015 over the same period of previous year, the increase of R$569 million, or 5.5%, was mainly due to the structural portion due to the increase in expenses with payroll, social charges and benefits, impacted by higher salaries, in accordance with the 2014 and 2015 collective agreements.

Personnel Expenses per Employee - R$ thousand

34.5
32.9
34.8
36.1
38.5
36.3
38.5
40.5
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

Evolution of Expenses with the Provision for Labor Claims - R$ million

222
182
220
177
213
139
212
167
4Q13
1Q14
2Q
3Q
4Q
1Q15
2Q
3Q

Total Assets per Employee - R$ thousand

9,037
9,264
9,403
9,989
10,804
10,896
10,966
11,217
Dec13
Mar14
Jun
Sept
Dec
Mar15
Jun
Sept

Checking Account Customers per Employee (unit)

263
267
268
269
277
280
283
281
Dec13
Mar14
Jun
Sept
Dec
Mar15
Jun
Sept

78 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Personnel and Administrative Expenses

Administrative Expenses

In the third quarter of 2015, the operating expenses totaled R$4,200 million, presenting an increase of R$274 million, or 7.0%, compared to the previous quarter, mainly due to higher expenses with: (i) advertising and publicity, to the sum of R$111 million; (ii) outsourced services, totaling R$50 million; (iii) data processing, to the sum of R$38 million; and (iv) depreciation and amortization, to the sum of R$20 million; and (v) financial system services, to the sum of R$19 million.

In the comparison between the nine months of 2015 and the same period of previous year, the increase of 10.1% or R$1,076 million, was due mainly to the increasing expenses with: (i) growth in business and services volumes in the period; (ii) contractual adjustments; (iii) behavior of the dollar in the last 12 months, which reached 62.1% of recovery against the Brazilian real; and mitigated: (iv) by the optimization of the service points.

Bradesco 79

Economic and Financial Analysis

Operating Coverage Ratio (1)

In the quarter, the coverage ratio over the last 12 months maintained its improvement with a 0.4 p.p. growth, mainly due to an increase in fee and commission income, combined with ongoing cost control efforts, including (a) the initiatives of our Efficiency Committee and (b) measures applied to increase the offer of products and services to the entire client base.

Tax Expenses

The decrease of R$21 million or 1.6%, in the third quarter of 2015 compared to the previous quarter, was largely due to lower taxable income in the period.

In the comparison between the nine months of 2015 over the same period of previous year, such expenses increased R$574 million, or 16.8%, due to the increase in expenses with Cofins/ISS/PIS, derived from the increase in taxable income.

Equity in the earnings (losses) of affiliates

Equity in the earnings (losses) of affiliates presented, in the third quarter of 2015, an increase of R$5 million or 15.2% compared to the previous quarter, and a reduction of R$79 million or 60.8% in the comparison between the nine months of 2015 and the same period of the previous year, basically due to the equity in the earnings (losses) obtained with the affiliated "IRB – Brasil Resseguros".

80 Economic and Financial Analysis Report – September 2015

Economic and Financial Analysis

Operating Income

Operating income totaled R$6,781 million in the third quarter of 2015, a R$171 million or 2.5% decrease from the previous quarter. This performance was, substantially, driven: (i) by the increase in personnel and administrative expenses, to the sum of R$453 million; (ii) higher allowance for loan losses expenses, in the amount of R$302 million; partially offset by: (iii) the increase in fee and commission income, in the amount of R$262 million; (iv) for the highest result with the financial margin, to the sum of R$194 million; and (v) a higher operating result from Insurance, Pension Plans and Capitalization Bonds, net of variation of technical reserves, retained claims and others, amounting to R$100 million.

In the comparison between the nine months of 2015 over the same period of previous year, the increase of R$2,790 million or 15.9%, was mainly driven by: (i) the R$5,566 million increase net interest income results; (ii) the increase in fees and commission income, totaling R$1,992 million; offset by: (iii) the increase in personnel and administrative expenses, in the amount of R$1,645 million; (iv) higher expenses with allowance for loan losses, in the amount of R$1,632 million; (v) an increase in other operating expenses, net, totaling R$1,087 million; and (vi) higher tax expenses, totaling R$574 million.

Non-Operating Income

In the third quarter of 2015, non-operating income posted a loss of R$92 million, an increase of R$37 million as compared to the previous quarter, and an increase of R$100 million in the comparison between the period of nine months of 2015 and the same period of 2014, essentially, due to greater non-operating expenses (such as losses on sale of foreclosed assets/other) in the period.

Bradesco 81

Economic and Financial Analysis

(This page has been left blank intentionally)

82 Economic and Financial Analysis Report – September 2015

            Return to Shareholders

Corporate Governance

Bradesco’s Management is made up of the Board of Directors and the Statutory Board of Executive Officers. The Board of Directors is composed of ten members who are eligible for re-election. There are nine external members, including the Chairman (Mr. Lázaro de Mello Brandão), and one internal member (the Chief Executive Officer, Mr. Luiz Carlos Trabuco Cappi). The Board members, who elect the members of the Board of Executive Officers, are themselves elected at the Annual Shareholders’ Meeting.

To advise in its activities, six (6) Committees report to Bradesco’s Board of Directors, two (2) of which are Statutory Committees (Audit and Compensation) and four (4) of which are Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation and Sustainability). Several Executive Committees report to the Board of Executive Officers.

Bradesco guarantees to its shareholders, as a mandatory minimum dividend, 30% of adjusted net income, as well as 100% tag-along rights for common shares and 80% for preferred shares. Moreover, preferred shares are entitled to dividends 10% greater than those paid to common shares.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa, as well as to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (ABRASCA), in 2011. On the basis of the main codes published on the subject, in December 2014, Austin Rating retained its AA+ Corporate Governance Rating (very good level of adaptation to the best practices of corporate governance) attributed to Bradesco.

All matters proposed for the General Meetings held on March 10, 2015 were approved.

Further information is available on the Bradesco’s Investor Relations website (www.bradescori.com.br – Corporate Governance Section).

Investor Relations area – IR

The commitment to transparency, the democratization of information, punctuality and search for better practices are essential factors and are constantly reinforced by Bradesco’s Investor Relations area.

In the third semester of 2015, there were over 30 events promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting over 300 investors.

The schedule of events in Brazil also promoted 2 Apimec Meetings in the cities of Belo Horizonte and Porto Alegre, comprising an audience of more than 200 participants.

During the period, there was also a teleconference on the acquisition of HSBC which was attended by over 600 national and foreign participants.

In the accrued nine months of 2015, there were 335 events promoted that assisted 4,234 investors.

The Investor Relations area also provides services frequently to its target audience of interest by phone, e-mail and in their headquarters.

  84  Economic and Financial Analysis Report – September 2015

Return to Shareholders

Sustainability

Corporate Sustainability

In the continuous endeavor to enhance organizational structures, Bradesco created its Corporate Sustainability area integrated with the strategic planning structure of the Organization, reinforcing the transversal treatment of the issue in our business.

Dow Jones Sustainability World Index (DSJI)

Bradesco was selected to compose the portfolios DJSI World and DJSI Emerging Markets of the index of sustainability of the New York Stock Exchange (Dow Jones Sustainability Index – DJSI), whose new portfolios are composed of 317 and 92 companies, respectively.

The participation of Bradesco in the index for the tenth consecutive year reaffirms its commitment to the principles that govern corporate sustainability, like ethical and transparent conduct in all activities, the effectiveness of the risk management process and the adoption of action that considers the impact of the activities of the Organization and contributes towards the development of the business and of society.

Bradesco Shares

Number of Shares – Common and Preferred Shares

	In thousands
	Sept15	Jun15	Sept14
Common Shares	2,520,695	2,520,695	2,100,738
Preferred Shares	2,509,297	2,511,189	2,094,652
Subtotal – Outstanding Shares	5,029,992	5,031,884	4,195,391
Treasury Shares	18,737	16,845	11,883
Total	5,048,729	5,048,729	4,207,274

In September 2015, Bradesco’s Capital Stock stood at R$43.1 billion, composed of 5,048,729 thousand shares, made up of 2,524,365 thousand common shares and 2,524,364 thousand preferred shares, as book entries and without par value. Cidade de Deus Cia. Comercial de Participações is Bradesco’s largest shareholder, which directly holds 48.7% of voting capital and 24.4% of total capital.

The referred company has as its shareholders, in the last level of control, direct/indirectly, the Aguiar Family with 21.64%, Fundação Bradesco with 66.61% and BBD Participações with 11.74%. Only members of the Board of Directors and Statutory Board can hold shares in BBD, as well as qualified staff of Bradesco, of Bradespar or of our subsidiaries, and non-profit organizations or national companies controlled by them, which have as administrators, exclusively, employees and/or administrators of Organização Bradesco.

Bradesco    85

            Return to Shareholders

Bradesco Shares

Number of Shareholders – Domiciled in Brazil and Abroad

	Sept15%		Ownership of Capital (%)	Sept14%		Ownership of Capital (%)
Individuals	328,240	89.9	21.5	320,511	89.6	21.8
Companies	35,892	9.8	45.3	35,915	10.1	45.4
Subtotal Domiciled in Brazil	364,132	99.7	66.7	356,426	99.7	67.2
Domiciled Abroad	1,190	0.3	33.3	1,189	0.3	32.8
Total	365,322	100.0	100.0	357,615	100.0	100.0

In September 2015 Bradesco had 365,322 shareholders, 364,132 residing in Brazil (99.7% of the total number of shareholders holders of 66.7% total shares) and 1,190 shareholders residing abroad (0.3% of the total number of shareholders holders of 33.3% total shares).

Average Daily Trading Volume of Shares

Bradesco shares are traded on BM&FBovespa (São Paulo) and its ADRs on the New York Stock Exchange (NYSE).

In first nine months of 2015, the average daily trading volume of our shares reached R$618 million. This amount was 9.4% higher than the average daily trading volume in the same period in the previous year, mainly due to the trading of Bradesco ADRs on the NYSE.

  86  Economic and Financial Analysis Report – September 2015

Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares – BBDC4

The graph shows the change in Bradesco’s preferred shares, taking into account the reinvestment of dividends (it includes Interest on the Stockholders’ Equity), compared to the Ibovespa. If, by late December 2005, R$100 were invested, Bradesco’s shares would be worth approximately R$208 at the end of September 2015, which is a higher appreciation compared to that which was presented by Ibovespa within the same period.

Share and ADR Performance (1)

	In R$ (unless otherwise stated)
	3Q15	2Q15	Variation %	9M15	9M14	Variation %
Adjusted Net Income per Share	0.90	0.90	-	2.65	2.23	18.8
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.23	0.25	(8.0)	0.73	0.63	15.9
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.26	0.28	(7.1)	0.80	0.69	15.9

	In R$ (unless otherwise stated)
	Sept15	Jun15	Variation %	Sept15	Sept14	Variation %
Book Value per Common and Preferred Share	17.14	17.28	(0.8)	17.14	18.89	(9.3)
Last Trading Day Price – Common Shares	23.62	27.98	(15.6)	23.62	35.00	(32.5)
Last Trading Day Price – Preferred Shares	21.42	28.50	(24.8)	21.42	34.84	(38.5)
Last Trading Day Price – ADR ON (US$)	6.18	8.40	(26.4)	6.18	14.32	(56.8)
Last Trading Day Price – ADR PN (US$)	5.36	9.16	(41.5)	5.36	14.25	(62.4)
Market Capitalization (R$ million) (2)	113,288	142,098	(20.3)	113,288	146,504	(22.7)

(1) Adjusted for corporate events in the periods; and

(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Bradesco    87

Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4). In October 2015, we analyzed five reports prepared by these analysts. Their recommendations and a general consensus on the target price for September 2016 can be found below:

Recommendations %		Target Price in R$ for Sept16
Buy	20.0	Average	30.0
Keep	40.0	Standard Deviation	5.3
Sell	40.0	Higher	38.5
Under Analysis	-	Lower	26.0

For more information on target price and the recommendation of each market analyst that monitors the performance of Bradesco shares, go to our Shareholder Relationship website at: www.bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Value

In September 2015, Bradesco’s market value, considering the closing prices of Common and Preferred shares, was R$113.3 billion, a decrease of 22.7% compared to September 2014, following the decreasing trend of the Ibovespa index.

88 Economic and Financial Analysis Report – September 2015

            Return to Shareholders

Main Indicators

Price/Earnings Ratio(1): indicates a possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price/Book Ratio: indicates the multiple by which Bradesco’s market capitalization exceeds its book value.

Dividend Yield(1) (2): the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

Bradesco    89

Return to Shareholders

Dividends/Interest on Shareholders’ Equity – JCP

In the first nine months of 2015, R$4,358 million was assigned to shareholders as interest on shareholders’ equity (JCP) and dividends, and the total JCP and dividends assigned to shareholders accounted for 35.4% of the net profit for the fiscal year and, considering the income tax deduction and JCP assignments, it was equivalent to 31.5% of the net profit.

Weight on Main Stock Indexes

Bradesco shares are listed in Brazil’s main stock indexes, including IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, respectively, selected from among the most traded shares on BM&FBovespa), IBrA (Broad Brazil Index), IFNC (Financial Index, composed of banks, insurance companies and financial institutions), ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index composed of shares of companies listed in the IBrX-50 index and that accepted taking part in this initiative by adopting transparent greenhouse gas emission practices) and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed).

Abroad, Bradesco shares are listed on the Dow Jones Sustainability World Index of the NYSE, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

Sept15	In % (1)
Ibovespa	8.6
IBrX-50	8.9
IBrX-100	7.7
IBrA	7.6
IFNC	19.7
ISE	5.2
IGCX	5.7
IGCT	9.5
ITAG	10.3
ICO2	12.5
MLCX	8.4
(1) Represents the Bradesco shares’ weight on Brazil’s main stock indexes.

90 Economic and Financial Analysis Report – September 2015

Additional InformationAdditional Information

Market Share of Products and Services

Market shares held by Bradesco in the Banking and Insurance industries and in the Customer Service Network are presented below.

Sept15	Jun15	Sept14	Jun14
Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	10.4	13.8	14.9
Savings Deposits	N/A	13.9	13.5	13.4
Time Deposits	N/A	9.0	10.0	10.2
Loan Operations	9.9 (1)	10.1	10.4	10.6
Loan Operations - Private Institutions	22.3 (1)	22.4	22.3	22.4
Loan Operations - Vehicles Individuals (CDC + Leasing)	13.3 (1)	13.2	13.3	13.2
Payroll-Deductible Loans	12.5 (1)	12.3	11.9	12.1
Number of Branches	20.3	20.3	20.6	20.6
Banks – Source : Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	27.2	27.2	26.3	26.1
Banks – Source : Anbima
Managed Investment Funds and Portfolios	18.5	18.7	19.0	18.5
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	24.7 (3)	24.8	23.3	23.5
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.2 (3)	24.4	22.7	23.0
Life Insurance and Personal Accident Premiums	17.5 (3)	17.2	17.7	17.2
Auto/Basic Lines Insurance Premiums	9.9 (3)	10.0	10.6	10.6
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	12.3 (3)	12.5	13.0	13.6
Health Insurance Premiums	49.1 (3)	48.6	45.8	46.7
Income from Pension Plan Contributions (excluding VGBL)	30.6 (3)	30.5	31.5	32.2
Capitalization Bond Income	26.5 (3)	25.6	24.3	23.6
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	26.7 (3)	26.9	27.4	27.9
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	26.6	27.0	24.4	25.7
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	26.7	26.6	24.1	24.8
Pension Plan Investment Portfolios (including VGBL)	29.8	30.0	30.5	31.3
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	18.5 (2)	18.6	19.4	19.9
Consortia – Source: Bacen
Real Estate	28.4 (3)	28.0	27.1	27.6
Auto	28.0 (3)	27.8	27.1	28.8
Trucks, Tractors and Agricultural Implements	16.6 (3)	16.7	17.9	18.2
International Area – Source: Bacen
Export Market	15.9	15.8	18.1	18.4
Import Market	12.4	12.2	13.6	14.3

(1)   SFN data is preliminary;

(2)   Reference Date: Jul/15;

(3)   Reference Date: Aug/15; and

N/A – Not available.

92  Economic and Financial Analysis Report – September 2015

Additional Information

Additional Information

Market Share of Products and Services

Branch Network

Region	Sept15		Market Share	Sept14		Market Share
	Bradesco	Market		Bradesco	Market
North	276	1,142	24.2%	276	1,112	24.8%
Northeast	846	3,580	23.6%	843	3,606	23.4%
Midwest	343	1,805	19.0%	344	1,804	19.1%
Southeast	2,367	11,815	20.0%	2,423	11,843	20.5%
South	761	4,285	17.8%	773	4,304	18.0%
Total	4,593	22,627	20.3%	4,659	22,669	20.6%

Reserve Requirements

%	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13
Demand Deposits
Rate (1)	45	45	45	45	45	45	44	44
Reserve Requirements (3)	34	34	34	34	34	34	34	34
Reserve Requirements (Microfinance)	2	2	2	2	2	2	2	2
Free	19	19	19	19	19	19	20	20
Savings Deposits
Rate (4)	24.5	24.5	20	20	20	20	20	20
Additional (2)	5.5	5.5	10	10	10	10	10	10
Reserve Requirements	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (2) (5)	25	20	20	20	20	20	20	20
Additional (2)	11	11	11	11	11	11	11	11
Free	64	69	69	69	69	69	69	69

(1) Collected in cash and not remunerated;

(2) Collected in cash with the Special Clearance and Custody System (Selic) rate;

(3) At Bradesco, reserve requirements are applied to Rural Loans; and

(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until 05/03/2012, and TR + 70% of the Selic rate for deposits made as of 05/04/2012, when the Selic rate is equal to or lower than 8.5% p.a.; and

(5) Amendment of the rate from the calculation period of August 31 to September 4, 2015, according to Circular No. 3,756/15 of the Central Bank.

Bradesco    93

Additional Information

Investments in Infrastructure, Information Technology and Telecommunications

The constant change in the market and increasing competition requires a more dynamic IT, to monitor the evolution of the business of Bradesco. In this sense, Bradesco counts on a continuous improvement process that provides, among other results, an increase in the speed and quality of deliveries, highlighting the following:

•        The new application Bradesco Net Empresa for cell phone, which allows banking transactions to be made, without time restrictions. On the Internet site, the content destined to Legal Entity clients was reformulated, providing improved access for user interaction;

•          In July 2015, Bradesco launched the “Receba Fácil", a pioneer product on the market, which enables product distributors to receive payment at sight, on the act of delivery of goods, by means of an online transfer, using the SMS texting service;

•          In the month of August 2015, Carteira Digital Bradesco Seguros (the Digital Portfolio of Bradesco Seguros) was launched. The application for iOS and Android smartphones offers virtual cards of the following segments of operation: home, auto, capitalization, health and pension, offering the insured, practical, simple and fast access to its products and benefits, without the need to use the physical card;

•         Another launch was the Carteira Digital Stelo, for clients of the Bradesco credit cards. With the solution, on choosing Stelo as the form of payment, there is no need to enter the data from the card to make purchases in e-commerce;

•         The network of capture of transactions of Amex and Elo credit cards, which occurred only under Cielo, was enlarged, and began to be authorized by other credit card companies, providing greater acceptance of these brands on the market;

•        To facilitate the day-to-day of our customers, withdrawals and balance checks can be made in the Banco24Horas machines, using only biometrics, already available in the entire ATM network;

•        Bradesco inaugurated the Espaço Bradesco Next Móvel, an evolution of the concept with the objective of marking presence in different locations. The new model was developed based on the suggestions and experiences of more than 300 thousand people who used the facility, launched in 2012 at Shopping JK Iguatemi, in São Paulo. Bradesco Next Móvel is an open and inviting site, which allows people to have a differentiated experience in contact with the digital solutions of the Bank; and

•         Bradesco has closed, in the 3rd quarter of 2015, the first stage of the program of open innovation in partnership with startups, the inovaBRA, focused on creating new business models, products and services. As fruits of this edition, we highlight the platform "quero quitar" (I want to settle), with which it is possible to pay debts online, and the learning solution b.quest, an application that leverages the self-development of employees, in a ludic and interactive form, by means of questions and answers about Bradesco and general themes, using the concepts of gamefication and social learning.

As a prerequisite for its continuous expansion, Bradesco has invested R$4,044 million in Infrastructure, Information Technology and Telecommunications in the first nine months of 2015. The total amount invested over recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below.

	R$ million
	9M15	2014	2013	2012	2011
Infrastructure	759	1,049	501	718	1,087
Information Technology and Telecommunications	3,285	3,949	4,341	3,690	3,241
Total	4,044	4,998	4,842	4,408	4,328

94  Economic and Financial Analysis Report – September 2015

Additional Information

Risk Management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of Bradesco’s business. The dynamism of the market forces Bradesco to engage in the continuous improvement of this activity in pursuit of better practices, which has allowed Bradesco to use its internal market risk models, which were already in force, to calculate regulatory capital, since January 2013.

Bradesco controls corporative risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies,models, and measurement and control tools. It also provides training to employees from every level of the organization, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Bradesco’s complex financial products and activity profile.

Detailed information on the risk management process, Capital, as well as the Bradesco’s risk exposure, can be found in the Risk Management Report, available on the Investor Relations website: www.bradescori.com.br.

Capital Management

The Capital Management structure aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives defined by Bradesco, through adequate capital sufficiency planning. This structure is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

In addition to the Committee structure, Bradesco has a department responsible for the capital management centralization, the Capital Management and Internal Capital Adequacy Assessment Process (ICAAP), subordinate to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and Bradesco’s supporting areas.

The capital plan is devised on an annual basis and approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years. The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by Bradesco. Such projections are constantly monitored and controlled by the capital management team.

With the implementation of the capital management structure, an internal process has been established to assess capital adequacy (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress scenarios, in a prospective outlook to identify capital and contingency actions to be taken in the respective scenarios. Capital adequacy and sufficiency information represent essential tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the 2014 Annual Report, on the Investor Relations website: www.bradescori.com.br.

Bradesco    95

Additional Information

Basel Ratio

The implementation of the new capital structure in Brazil began in October 2013. Through the CMN Resolution No. 4,192/13, Bacen provided a new methodology to assess Capital, replacing CMN Resolution No. 3,444/07. Since then, the Capital started being calculated based on CMN Resolution No. 4,192/13, which established that the elaboration must be made based on the "Prudential Consolidated", as of January 2015.

In September 2015, the Capital of the Prudential Consolidated reached the amount of R$93,090 million, compared to assets weighted by the risk of R$643,924 million. The total Basel ratio, in the Prudential Consolidated, presented a decrease of 1.5 p.p., from 16.0% in June 2015 to 14.5% in September 2015, and the Principal Capital from 12.8% in June 2015 to 11.4% in September 2015, basically due to: (i) an increase of 6.0% in assets weighted by risk, impacted mainly by the assets of credit risk and market; and (ii) the increase of prudential adjustments, which increased from R$9,469 million in June 2015, to R$12,656 million in September 2015, impacted by the growth of the tax credits arising from temporary differences of tax losses and negative basis of social contribution.

							R$ million
Calculation Basis	Basel III
	Prudential Consolidated (1)			Financial Consolidated
	Sept15	Jun15	Mar15	Dec14	Sept14	Jun14	Mar14
Capital	93,090	97,016	93,608	98,605	95,825	94,090	92,235
Tier I	73,577	77,503	74,095	77,199	74,127	71,892	69,934
Common Equity	73,577	77,503	74,095	77,199	74,127	71,892	69,934
Shareholders' Equity	86,233	86,972	83,937	81,508	79,242	76,800	73,326
Prudential Adjustments provided for in CMN Resolution 4192/13 (2)	(12,656)	(9,469)	(9,842)	(4,309)	(5,115)	(4,908)	(3,392)
Tier II	19,513	19,513	19,513	21,406	21,698	22,198	22,301
Subordinated Debt (3)	19,513	19,513	19,513	21,406	21,698	22,198	22,301
Risk-Weighted Assets (RWA)	643,924	607,226	614,577	597,213	588,752	596,457	585,991
Credit Risk	585,507	552,852	557,018	544,798	534,165	548,600	534,885
Operating Risk	37,107	39,117	39,117	30,980	30,980	29,853	29,853
Market Risk	21,310	15,257	18,442	21,435	23,607	18,004	21,253
Total Ratio	14.5%	16.0%	15.2%	16.5%	16.3%	15.8%	15.7%
Capital Nivel I	11.4%	12.8%	12.1%	12.9%	12.6%	12.1%	11.9%
Common Equity	11.4%	12.8%	12.1%	12.9%	12.6%	12.1%	11.9%
Capital Nivel II	3.0%	3.2%	3.1%	3.6%	3.7%	3.7%	3.8%

(1) Includes data related to the entities listed below, located in Brazil or abroad, on which the institution detains direct or indirect control, according to CMN Resolution No. 4,280/13. They are: (i) financial institutions; (ii) institutions authorized to operate by the Central Bank of Brazil; (iii) administrators of consortia; (iv) payment institutions; (v) firms which carry out acquisition of credit operations, including real estate, or of credit rights, for example, factoring companies, securitization companies of exclusive object; and (vi) other legal entities headquartered in Brazil, which have the exclusive social objective of participation in the entities mentioned in the previous items. In addition to the investment funds, in which the participating entities of the Prudential Consolidated, in any form, substantially assume or retain risks and benefits should be incorporated into the financial statements stated in CMN Resolution No. 4,280/13;

(2) Criteria used, as of October 2013 by CMN Resolution No. 4,192/13 (including subsequent amendment); and

(3) Additionally, it is important to stress that from the total amount of subordinated debt, R$19,513 million will be used to compose the Tier II of the Basel Ratio, calculated as per CMN Resolution No. 4,192/13 (including amendments thereof), effective as of October 2013.

96  Economic and Financial Analysis Report – September 2015

Independent Auditors’ Report

Limited Assurance Report about Supplementary Accounting information included within the Economic and Financial Analysis Report

To

The Directors of

Banco Bradesco S.A.

Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the supplementary accounting information of Banco Bradesco S.A. as at September 30, 2015 and for the three and nine-month periods ended as at September 30, 2015, in the form of a limited assurance conclusion if, based on our engagement performed, nothing has come to our attention that causes us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, in accordance to on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to enable for such information to be free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not became aware of any fact that could lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our understanding of the supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements.

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequentely, we do not express neither an audit opinion nor a reasonable assurance over the supplementary accounting information included within the Economic and Financial Analysis Report.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

  98  Report on Economic and Financial Analysis – September 2015

Independent Auditors’ Report

Limited Assurance Report about Supplementary Accounting information included within the Economic and Financial Analysis Report

Criteria for preparing the supplementary accounting information

The supplementary accounting information disclosed within the Economic and Financial Analysis Report, as at September 30, 2015 and for the three and nine-month periods ended September 30, 2015 has been prepared by the Management of Bradesco, based on the information contained in the September 30, 2015 consolidated financial statements and the criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

Based on the procedures performed we did not become aware of any fact that lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all relevant respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, October 28, 2015

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP028567/O-1 F-SP

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco    99

Independent Auditors’ Report

This page intentionally left blank.

  100  Report on Economic and Financial Analysis – September 2015

6

(1) Complementing the consolidated financial statements, Bradesco is also disclosing in chapter 6 herein, the individual financial statements. The consolidated financial statements complement and do not replace the individual financial statements of the Company and are not intended to give an appropriate image of the financial situation and of the results of the operations comprising the group of companies of Organização Bradesco.

Consolidated Financial Statements and Independent Auditors’ Report

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A related to the period ended September 30, 2015, in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

Despite pressures on the exchange rate, the prospect of inflation control next year has led the Central Bank to interrupt the cycle of higher interest rates. At the same time, the adjustment of the Brazilian economy follows course, with the challenges, still present, to re-balance the public accounts. With this, the Country searches for basis for sustainable forward development, guided by opportunities for investment and resumption of household consumption.

In the Organization, among the developments that marked the quarter, we highlight the dissemination, on August 3, of the signature of the Purchase of Shares Agreement with HSBC Latin America Holdings (UK) Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda., and consequently to assume all the operations of HSBC in Brazil. Subject to the approval of the competent regulatory bodies and the fulfillment of the legal formalities, the operation reaffirms the goals of Bradesco to strengthen its presence and activity in the market, thus increasing gains in efficiency and scale, besides adding value to its shareholders.

Also important, we highlight the following:

•      on August 6, the launch of the Espaço Bradesco Next Móvel at Shopping Iguatemi, in São Paulo. The objective of this new configuration, itinerant in form will mark our presence in different localities, taking to the public the experience of the latest technologies and innovations, as well as expanding the conquest of new business;

•      on August 31, the inauguration of the new premises of Grupo Bradesco Seguros in Alphaville – São Paulo, with a modern and sustainable architectural structure, where it will centralize the operations of all its segments. The integration extends further the synergy between the areas, generating gains in productivity and quality, in addition to improving assistance to the Branches and to the clients;

•      on September 14, once again Bradesco was selected to integrate the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, in the Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets portfolios. The DJSI is composed of actions of a select list of companies with best practices for sustainable development; and

•      since September, Bradesco Clients can withdraw cash and check their balance without the use of the card, in the whole Banco24Horas network, using biometric authentication.

From January 1 to September 30, 2015, Bradesco recorded a Net Profit of R$12.837 billion, 15.7% higher in comparison to the same period last year, equivalent to R$2.55 per share and profitability of 20.4% over the average Shareholders’ Equity(*). The annualized return on Average Total Assets was 1.7%.

R$4.358 billion was destined to the shareholders, in the period, as Interest on Own Capital and Dividends, of which R$1.707 billion was paid in the form of monthly and intermediaries and R$2.651 billion provisioned.

The taxes and contributions, including pensions, paid or provisioned, totaled R$19.225 billion in the first nine months of the year, whereby R$8.690 billion was related to withheld taxes and collected from third parties and R$10.535 billion was calculated based on the activities developed by Organização Bradesco, equivalent to 82.1% of the Net Profit.

At the end of the quarter, the realized Capital Stock was R$43.100 billion. Added to the Equity Reserves of R$43.133 billion, it resulted in a Shareholders’ Equity of R$86.233 billion, with a growth of 8.8% as compared the same period of 2014, corresponding to the equity value of R$17.14 per share.

Calculated on the basis of the listing of its shares, the Market Value of Bradesco reached R$113.288 billion on September 30, 2015, equivalent to 1.3 times the Shareholders’ Equity.

The Shareholders’ Managed Equity represents 8.3% of the Consolidated Assets, which amounted to R$1.051 trillion, with a growth of 6.4% in September 2014. Thus, the index of solvency was 14.5% higher, therefore, at the minimum of 11% established by Resolution No. 4,193/13 of the National Monetary Council, in compliance with the Basel Committee. The immobilization index, at the end of the quarter, regarding the Reference Equity in the Prudential Consolidated was of 38.6%, therefore within the maximum limit of 50%.

104             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Management Report

Bradesco, in compliance with Article 8 of Brazilian Central Bank Circular Letter No. 3,068/01, declares that it has the financial capacity and the intention of holding to maturity those securities classified under
“held-to-maturity securities”.

The total funds obtained and managed by Organização Bradesco, on September 30, 2015, totaled R$1.453 trillion, 4.9% higher than the same period of the previous year, distributed as follows:

R$461.484   billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;

R$518.638   billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 6.5% increase;

R$248.183   billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil, a 18.0% growth.

R$168.629    billion in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds, up by 15.5%; and

R$55.594    billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$13.993 billion.

The consolidated loan operations, in a broader sense, recorded a balance of R$474.488 billion at the end of the period, an increase of 6.8% in comparison to September 2014, including in this sum:

R$8.274       billion in Advances on Exchange Contracts, for a total Export Financing portfolio of US$10.942 billion;

US$3.388     billion operations in Import Finance in Foreign Currencies;

R$3.357       billion in Commercial Lease;

R$21.496     billion in business in the Rural Area;

R$98.019    billion in Consumption Finance, which includes R$16.582 billion of credit receivables from Credit Cards;

R$72.620     billion of Guarantees and Sureties; and

R$30.856     billion related to operations of the transfer of internal and external resources, originating mainly from the BNDES - Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development), exceeding as one of the main distributing agent of loans.

For the activities of Real Estate Credit, in the period from January to September, the Organização Bradesco devoted the sum of R$10.575 billion in resources for the construction and acquisition of 'own house', comprising 41,713 properties.

Bradesco BBI, the Investment Bank of the Organization, advises clients on issuing shares, merger and acquisition operations, structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, real estate funds, FIDCs and bonds, in Brazil and Abroad, besides structured corporate finance operations and the financing of projects under the modality of Project Finance. In the period from January to September 2015, transactions were made to the volume of R$1.430 billion.

On September 30, 2015, reaffirming their prominent position in the areas of Insurance, Capitalization and Open Supplementary Pension Plans, Grupo Bradesco Seguros recorded a Net Profit of R$3.883 billion and a Shareholders’ Equity of R$21.980 billion. The net insurance premiums issued, pension contributions and income from capitalization reached a total of R$45.482 billion, an increase of 18.6% in comparison to the same period last year.

Bradesco Administradora de Consórcios is leader in the segments of real estate, cars and trucks, tractors, machines and equipment. In the period from January to September 2015, it marketed 300,358 new quotas, resulting in more than 1.153 million active quota holders, with accrued revenues of R$48.145 billion.

The Customer Service Network of Organização Bradesco, held at the disposal of customers and users present in all the regions of Brazil and in various cities Abroad, at the end of the period, comprised 71,738 points. Simultaneously, provided 31,495 machines of the Rede de Autoatendimento Bradesco (Bradesco ATMs), of which 31,004 operate also on weekends and bank holidays, besides 18,618 machines of the Banco24Horas network (24-Hour ATMs), available to clients for operations of cash withdrawals, issuing statements, checking balances, requesting loans, payments and transfers between accounts. In the vehicle segment, with the presence of Bradesco Financiamentos, it counted on 10,883 retail points:

Bradesco     105

Consolidated Financial Statements and Independent Auditors’ Report

Management Report

8,089      Branches and PAs (Service Branches) in Brazil (Branches: Bradesco 4,587, Banco Bradesco Cartões 1, Banco Bradesco Financiamentos 2, Banco Bradesco BBI 1, Banco Bradesco BERJ 1, Banco Alvorada 1; and PAs: 3,496);

3            Branches abroad, with one in New York and one in Grand Cayman of Bradesco and one in London of the subsidiary Banco Bradesco Europa;

11          Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC, Bradesco Securities, Inc., and BRAM US LLC in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co. Ltd. in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

1,824      Correspondents of Bradesco Promotora, in the segment of consigned credit;

48,175    Bradesco Expresso service points;

845        PAEs – in-company electronic service branches;

874        External Terminals in the Bradesco Network; and

11,917    ATMs in the Banco24Horas Network, with 450 terminals shared by both networks.

The Organização Bradesco, according to the provision in Instruction No. 381/03, of the Brazilian Securities and Exchange Commission, in the period of January to September 2015, neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors were the previously-agreed procedures for reviews of, substantial, financial, fiscal and actuarial information. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the evaluation of the Audit Committee.

In the context of People Management, the Organization has emphasized that each year the evolution of training programs of UNIBRAD - Bradesco Corporate University oriented to the training and development of staff, aiming at its qualification so it can always offer to the Bradesco Client excellence in customer service. In the period of January to September 2015, 2,179 courses were given, with 597,576 participations. The assistance benefits, aiming at ensuring the well-being, the improvement in the quality of life and safety of employees and their dependents, covered, at the end of the quarter, 203,173 people.

The social action of the Organization is mainly focused on educational and assistance programs developed through Fundação Bradesco, which maintains 40 Schools installed as a priority in regions of accentuated socio-economic deprivation, in all the Brazilian States and in the Federal District. This year, its budget is predicted to be R$537.311 million, whereby R$463.246 million destined to cover Expenses of the Activities and R$74.065 million to the investments in Infrastructure and Educational Technology, that allows it to offer quality education free-of-charge to the: a) 101,609 students enrolled in its schools in the following levels: Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income; b) 380 thousand students who will complete at least one of the distance-learning courses on offer (EaD) through its e-learning portal; and c) 17,346 people who will benefit through partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and Technology courses (Educar e Aprender). Around 44 thousand students of Basic Education, are ensured free-of-charge education, alimony, medical-dental assistance, school materials and uniform.

In the Municipal District of Osasco, SP, Programa Bradesco Esportes e Educação has Qualification and Specialist Centers to teach the modalities of Women's Volleyball and Basketball. The activities are developed in their own Sports Development Center, in the Fundação Bradesco schools, Sports Centers of the City Hall, and private schools and in a leisure club. Currently, two thousand girls are assisted by this program, from the age of eight, reaffirming the social commitment and valuation of talent and plain exercise of citizenship, with intervention in education, sports and health.

106             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Management Report

In the period, we registered important acknowledgments to Bradesco, of which we highlight:

•     Most valuable Bank Brand in Latin America, according to a survey conducted by consultancy BrandAnalytics of Millward Brown for the 2015 edition of the BrandZ Top 50 Most Valuable Brands in Latin America. It also appears in fourth place in the general ranking among all segments with the value of US$5.2 billion;

•       It integrates, for the 16th time in the annual list of the 135 Best Companies to Work For in Brazil, in a research performed by the Época magazine, assessed as a Great Place to Work;

•      Highlight in the 2015 edition of the Anuário Valor 1000 (Yearbook) published by the newspaper Valor Econômico, in which, in addition to integrating the ranking of the largest Banks, it also occupies the first place among the insurers, with Bradesco Seguros, Bradesco Vida e Previdência and Bradesco Saúde;

•      Highlight of the Prêmio Ouvidoria Brasil (Ombudsman Award), the Ombudsman Services of Bradesco and of Grupo Bradesco Seguros, for the fourth consecutive time, were elected among the 10 Best in the Country, in a survey of the Associação Brasileira de Ouvidores – ABO (Brazilian Association of Ombudsmen) and the Associação Brasileira das Relações Empresa-Cliente – Abrarec (Brazilian Association of Company-Client Relations), with the support from the Consumidor Moderno magazine; and

•      Grupo Bradesco Seguros, for the fourth consecutive time, is the leader in the category of Insurance of the Anuário Época Negócios 360º (Yearbook), according to the survey conducted in partnership with Fundação Dom Cabral. Bradesco Saúde and Odontoprev obtained a placement in the upper maximum range in the Performance Index of the Supplementary Health (IDSS), of the Qualification of Operators program 2015 (based in 2014), organized by Agência Nacional de Saúde Suplementa – ANS (National Supplementary Health Agency).

The performance and the results that have been obtained confirmed the commitment of Bradesco of always offering excellent products and services. Convinced that this is the safe path to expand horizons and contribute towards the development of the country, we renewed our thanks to our shareholders and clients, for their support and trust, and to our employees and other collaborators, for their efficient and dedicated work.

Cidade de Deus, October 28, 2015

Board of Directors

and the Board of Executive Officers

(*)  Excluding mark-to-market effect of Available-for-sale Securities recorded under Shareholders’ Equity.

Bradesco     107

Consolidated Financial Statements and Independent Auditors’ Report

Consolidated Statement of Financial Position on September 30 – In thousands of Reais

Assets	2015	2014
Current assets	715,129,381	664,064,302
Cash and due from banks (Note 5)	12,917,355	11,315,727
Interbank investments (Notes 3d and 6)	152,819,692	180,754,970
Securities purchased under agreements to resell	142,667,502	172,478,113
Interbank investments	10,196,460	8,309,559
Allowance for losses	(44,270)	(32,702)
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 31b)	270,428,748	221,372,749
Own portfolio	235,691,498	196,970,917
Subject to unrestricted repurchase agreements	16,033,613	16,697,492
Derivative financial instruments (Notes 3f, 7d II and 31b)	13,666,449	4,112,977
Given in guarantee to the Brazilian Central Bank	22,201	-
Given in guarantee	4,947,695	3,591,363
Subject to unrestricted repurchase agreements	67,292	-
Interbank accounts	53,368,854	47,673,247
Unsettled payments and receipts	1,016,258	897,884
Reserve requirement (Note 8):
- Reserve requirement - Brazilian Central Bank	52,269,125	46,712,816
- SFH	6,345	5,551
Correspondent banks	77,126	56,996
Interdepartmental accounts	161,308	257,849
Internal transfer of funds	161,308	257,849
Loans (Notes 3g, 9 and 31b)	146,060,913	134,076,293
Loans:
- Public sector	3,735,413	79,078
- Private sector	160,760,769	148,282,452
Loans transferred under an assignment with recourse	134,279	-
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(18,569,548)	(14,285,237)
Leasing (Notes 2, 3g, 9 and 31b)	1,608,446	2,159,103
Leasing receivables:
- Private sector	3,187,840	4,278,182
Unearned income from leasing	(1,451,628)	(1,955,260)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(127,766)	(163,819)
Other receivables	74,425,731	63,248,433
Receivables on sureties and guarantees honored (Note 9a-3)	67,337	36,057
Foreign exchange portfolio (Note 10a)	22,365,210	11,564,574
Receivables	913,473	677,736
Securities trading	2,057,440	1,113,535
Specific receivables	6,615	3,650
Insurance and reinsurance receivables and reinsurance assets – technical provisions	4,556,118	4,259,330
Sundry (Note 10b)	45,477,445	46,445,835
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(1,017,907)	(852,284)
Other assets (Note 11)	3,338,334	3,205,931
Other assets	2,015,489	1,737,929
Provision for losses	(775,939)	(653,322)
Prepaid expenses (Notes 3i and 11b)	2,098,784	2,121,324

108             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Consolidated Statement of Financial Position on September 30 – In thousands of Reais

Assets	2015	2014
Long-term receivables	316,758,698	308,249,694
Interbank investments (Notes 3d and 6)	550,387	579,795
Interbank investments	550,387	579,795
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 31b)	94,042,693	122,072,195
Own portfolio	52,178,310	71,012,203
Subject to unrestricted repurchase agreements	38,987,556	47,439,782
Derivative financial instruments (Notes 3f, 7d II and 31b)	274,024	1,337,436
Given in guarantee to the Brazilian Central Bank	-	20,104
Privatization rights	53,370	59,893
Given in guarantee	1,958,094	1,879,163
Subject to unrestricted repurchase agreements	591,339	323,614
Interbank accounts	648,582	608,461
Reserve requirement (Note 8):
- SFH	648,582	608,461
Loans (Notes 3g, 9 and 31b)	160,525,035	149,451,323
Loans:
- Public sector	460,277	2,141,863
- Private sector	160,946,891	149,840,848
Loans transferred under an assignment with recourse	7,232,732	4,311,728
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(8,114,865)	(6,843,116)
Leasing (Notes 2, 3g, 9 and 31b)	1,540,343	2,188,198
Leasing receivables:
- Private sector	3,260,630	4,631,331
Unearned income from leasing	(1,639,375)	(2,345,931)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(80,912)	(97,202)
Other receivables	58,086,865	31,657,475
Receivables	9,334	7,588
Securities trading	1,515,641	411,429
Sundry (Note 10b)	56,603,188	31,251,837
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(41,298)	(13,379)
Other assets (Note 11)	1,364,793	1,692,247
Prepaid expenses (Notes 3i and 11b)	1,364,793	1,692,247
Permanent assets	19,094,997	15,050,416
Investments (Notes 3j, 12 and 31b)	1,709,962	1,931,275
Equity in the earnings (losses) of unconsolidated companies - In Brazil	1,545,773	1,514,850
Other investments	414,853	690,153
Allowance for losses	(250,664)	(273,728)
Premises and equipment (Notes 3k and 13)	5,000,202	4,591,285
Premises	1,527,252	1,472,902
Other premises and equipment	10,709,107	10,338,796
Accumulated depreciation	(7,236,157)	(7,220,413)
Intangible assets (Notes 3l and 14)	12,384,833	8,527,856
Intangible Assets	22,440,184	16,203,331
Accumulated amortization	(10,055,351)	(7,675,475)
Total	1,050,983,076	987,364,412

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     109

Consolidated Financial Statements and Independent Auditors’ Report

Consolidated Statement of Financial Position on September 30 – In thousands of Reais

Liabilities	2015	2014
Current liabilities	716,001,866	699,866,046
Deposits (Notes 3n and 15a)	161,968,610	164,460,431
Demand deposits	24,266,863	33,299,639
Savings deposits	89,616,088	87,293,425
Interbank deposits	773,894	505,401
Time deposits (Notes 15a and 31b)	47,311,765	43,361,966
Securities sold under agreements to repurchase (Notes 3n and 15b)	240,250,868	274,929,619
Own portfolio	103,121,594	106,890,629
Third-party portfolio	136,509,554	167,151,431
Unrestricted portfolio	619,720	887,559
Funds from issuance of securities (Notes 15c and 31b)	48,422,257	42,244,712
Mortgage and real estate notes, letters of credit and others	43,525,848	38,891,494
Securities issued overseas	4,629,524	3,177,342
Structured Operations Certificates	266,885	175,876
Interbank accounts	1,239,217	1,159,475
Correspondent banks	1,239,217	1,159,475
Interdepartmental accounts	4,224,130	3,381,363
Third-party funds in transit	4,224,130	3,381,363
Borrowing (Notes 16a and 31b)	22,518,914	13,148,052
Borrowing in Brazil - other institutions	9,537	6,485
Borrowing overseas	22,509,377	13,141,567
On-lending in Brazil - official institutions (Notes 16b and 31b)	12,477,184	12,707,996
National treasury	145,419	128,451
BNDES	4,006,337	3,870,102
FINAME	8,312,249	8,694,333
Other institutions	13,179	15,110
On-lending overseas (Notes 16b and 31b)	2,230,687	237,093
On-lending overseas	2,230,687	237,093
Derivative financial instruments (Notes 3f, 7d II and 31b)	14,673,901	4,155,241
Derivative financial instruments	14,673,901	4,155,241
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	143,542,084	122,133,351
Other liabilities	64,454,014	61,308,713
Payment of taxes and other contributions	3,680,587	3,926,928
Foreign exchange portfolio (Note 10a)	12,302,094	5,611,062
Social and statutory	2,888,807	2,437,492
Tax and social security (Note 19a)	4,663,835	5,477,382
Securities trading	3,288,821	2,306,418
Financial and development funds	1,422	2,554
Subordinated debts (Notes 18 and 31b)	125,183	4,442,691
Sundry (Note 19b)	37,503,265	37,104,186
Long-term liabilities	246,809,001	207,500,878
Deposits (Notes 3n and 15a)	41,667,986	47,420,936
Interbank deposits	243,078	168,184
Time deposits (Notes 15a and 31b)	41,424,908	47,252,752
Securities sold under agreements to repurchase (Notes 3n and 15b)	17,596,029	22,884,544
Own portfolio	17,007,453	22,884,544
Unrestricted portfolio	588,576	-

110             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Consolidated Statement of Financial Position on September 30 – In thousands of Reais

Liabilities	2015	2014
Funds from issuance of securities (Notes 15c and 31b)	62,564,033	33,038,146
Mortgage and real estate notes, letters of credit and others	57,282,031	27,610,499
Securities issued overseas	5,054,604	5,351,820
Structured Operations Certificates	227,398	75,827
Borrowing (Notes 16a and 31b)	5,449,767	1,924,310
Borrowing in Brazil - other institutions	8,638	13,524
Borrowing overseas	5,441,129	1,910,786
On-lending in Brazil - official institutions (Notes 16b and 31b)	24,990,953	28,543,706
BNDES	6,793,167	8,257,790
FINAME	18,197,786	20,274,673
Other institutions	-	11,243
On-lending overseas (Notes 16b and 31b)	1,986,100	-
On-lending overseas	1,986,100	-
Derivative financial instruments (Notes 3f, 7d II and 31b)	186,447	921,044
Derivative financial instruments	186,447	921,044
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	25,087,221	23,835,692
Other liabilities	67,280,465	48,932,500
Tax and social security (Note 19a)	11,672,150	9,871,099
Subordinated debts (Notes 18 and 31b)	38,409,889	32,021,706
Sundry (Note 19b)	17,198,426	7,039,695
Deferred income	459,168	265,732
Deferred income	459,168	265,732
Non-controlling interests in subsidiaries (Note 21)	1,480,302	489,640
Shareholders' equity (Note 22)	86,232,739	79,242,116
Capital:
- Domiciled in Brazil	42,559,621	37,622,388
- Domiciled overseas	540,379	477,612
Capital reserves	11,441	11,441
Profit reserves	47,664,681	41,487,446
Asset valuation adjustments	(4,122,342)	(58,756)
Treasury shares (Notes 22c and 31b)	(421,041)	(298,015)
Attributable to equity holders of the Parent Company	87,713,041	79,731,756
Total	1,050,983,076	987,364,412

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     111

Consolidated Financial Statements and Independent Auditors’ Report

Consolidated Statement of Accumulated Income on September 30 – In thousands of Reais

	2015	2014
Revenue from financial intermediation	103,061,884	81,853,795
Loans (Note 9j)	49,679,571	43,075,742
Leasing (Note 9j)	399,397	500,999
Operations with securities (Note 7h)	33,542,908	23,858,659
Financial income from insurance, pension plans and capitalization bonds (Note 7h)	14,861,043	10,271,026
Derivative financial instruments (Note 7h)	(3,671,413)	180,193
Foreign exchange operations (Note 10a)	5,281,554	629,937
Reserve requirement (Note 8b)	3,254,552	3,315,759
Sale or transfer of financial assets	(285,728)	21,480

Financial intermediation expenses	88,120,155	55,591,602
Retail and professional market funding (Note 15d)	45,310,825	34,762,555
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 15d)	10,975,830	7,510,153
Borrowing and on-lending (Note 16c)	15,910,200	2,648,036
Allowance for loan losses (Notes 3g, 9g and 9h)	15,923,300	10,670,858

Gross income from financial intermediation	14,941,729	26,262,193

Other operating income (expenses)	(12,396,264)	(9,863,644)
Fee and commission income (Note 23)	18,169,938	16,002,747
- Other fee and commission income	14,007,386	12,405,714
Income from banking fees	4,162,552	3,597,033
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 20c)	45,242,802	38,065,015
- Net premiums written	45,481,750	38,345,993
- Reinsurance premiums paid	(238,948)	(280,978)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(19,028,561)	(15,470,548)
Retained claims (Note 3o)	(16,049,709)	(13,200,633)
Capitalization bond prize draws and redemptions (Note 3o)	(3,751,840)	(3,554,689)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(2,480,748)	(2,153,953)
Payroll and related benefits (Note 24)	(11,127,656)	(10,779,280)
Other administrative expenses (Note 25)	(11,889,688)	(10,786,025)
Tax expenses (Note 26)	(3,478,395)	(3,220,349)
Equity in the earnings (losses) of unconsolidated companies (Note 12b)	49,860	130,479
Other operating income (Note 27)	3,158,073	4,069,363
Other operating expenses (Note 28)	(11,210,340)	(8,965,771)
Operating income	2,545,465	16,398,549
Non-operating income (loss) (Note 29)	(256,275)	(338,112)
Income before income tax and social contribution and non-controlling interests	2,289,190	16,060,437
Income tax and social contribution (Notes 33a and 33b)	10,653,296	(4,875,989)
Non-controlling interests in subsidiaries	(105,510)	(88,912)
Net profit	12,836,976	11,095,536

The accompanying Notes are an integral part of these Consolidated Financial Statements.

112             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Statement of Changes in Shareholders’ Equity – In thousands of Reais

	Events	Paid-up Capital	Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings	Total
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balance on December 31, 2013	38,100,000	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802
	Acquisition of treasury shares	-	-	-	-	-	-	(28,922)	-	(28,922)
	Asset valuation adjustments	-	-	-	-	697,678	298,009	-	-	995,687
	Net profit	-	-	-	-	-	-	-	11,095,536	11,095,536
Allocations:	- Reserves	-	-	554,777	6,780,772	-	-	-	(7,335,549)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	(2,930,987)	(2,930,987)
	- Interim Dividends Paid	-	-	-	-	-	-	-	(829,000)	(829,000)
	Balance on September 30, 2014	38,100,000	11,441	4,993,802	36,493,644	(167,695)	108,939	(298,015)	-	79,242,116

	Balance on December 31, 2014	38,100,000	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250
	Increase of capital stock with reserves	5,000,000	-	-	(5,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	(123,026)	-	(123,026)
	Asset valuation adjustments	-	-	-	-	(1,011,301)	(2,619,730)	-	-	(3,631,031)
	Net profit	-	-	-	-	-	-	-	12,836,976	12,836,976
Allocations:	- Reserves	-	-	641,849	7,836,697	-	-	-	(8,478,546)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	(3,446,430)	(3,446,430)
	- Interim Dividends Paid	-	-	-	-	-	-	-	(912,000)	(912,000)
	Balance on September 30, 2015	43,100,000	11,441	5,835,316	41,829,365	(1,416,778)	(2,705,564)	(421,041)	-	86,232,739

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     113

Consolidated Financial Statements and Independent Auditors’ Report

Consolidated Statement of Added Value Accumulated on September 30 – In thousands of Reais

Description	2015	%	2014	%
1 – Revenue	101,768,680	578.0	86,387,973	281.2
1.1) Financial intermediation	103,061,884	585.4	81,853,795	266.4
1.2) Fees and commissions	18,169,938	103.2	16,002,747	52.1
1.3) Allowance for loan losses	(15,923,300)	(90.5)	(10,670,858)	(34.7)
1.4) Other	(3,539,842)	(20.1)	(797,711)	(2.6)
2 – Financial intermediation expenses	(72,196,855)	(410.1)	(44,920,744)	(146.2)
3 – Inputs acquired from third-parties	(9,570,757)	(54.3)	(8,722,051)	(28.4)
Outsourced services	(2,982,400)	(16.9)	(2,833,158)	(9.2)
Communication	(1,237,234)	(7.0)	(1,136,008)	(3.7)
Data processing	(1,134,674)	(6.4)	(1,002,350)	(3.3)
Asset maintenance	(759,539)	(4.3)	(500,188)	(1.6)
Advertising and marketing	(658,028)	(3.7)	(532,836)	(1.7)
Financial system services	(606,709)	(3.4)	(580,422)	(1.9)
Material, water, electricity and gas	(497,671)	(2.8)	(425,446)	(1.4)
Transport	(471,275)	(2.7)	(595,386)	(1.9)
Security and surveillance	(453,357)	(2.6)	(417,265)	(1.4)
Travel	(123,895)	(0.7)	(101,736)	(0.3)
Other	(645,975)	(3.8)	(597,256)	(2.0)
4 – Gross value added (1-2-3)	20,001,068	113.6	32,745,178	106.6
5 – Depreciation and amortization	(2,446,486)	(13.9)	(2,148,745)	(7.0)
6 – Net value added produced by the entity (4-5)	17,554,582	99.7	30,596,433	99.6
7 – Value added received through transfer	49,860	0.3	130,479	0.4
Equity in the earnings (losses) of unconsolidated companies	49,860	0.3	130,479	0.4
8 – Value added to distribute (6+7)	17,604,442	100.0	30,726,912	100.0
9 – Value added distributed	17,604,442	100.0	30,726,912	100.0
9.1) Personnel	9,723,465	55,1	9,425,562	30.8
Salaries	5,056,950	28.7	4,733,066	15.4
Benefits	2,303,957	13.1	2,140,383	7.0
Government Severance Indemnity Fund for Employees (FGTS)	471,841	2.7	442,808	1.4
Other	1,890,717	10.6	2,109,305	7.0
9.2) Tax, fees and contributions	(5,770,710)	(32.7)	9,450,056	30.7
Federal	(6,339,112)	(36.0)	8,923,893	29.0
State	9,859	0.1	20,956	0.1
Municipal	558,543	3.2	505,207	1.6
9.3) Remuneration for providers of capital	709,201	4.0	666,846	2.1
Rental	691,806	3.9	654,999	2.1
Asset leasing	17,395	0.1	11,847	-
9.4) Value distributed to shareholders	12,942,486	73.6	11,184,448	36.4
Interest on shareholders’ equity/dividends	4,358,430	24.8	3,759,987	12.2
Retained earnings	8,478,546	48.2	7,335,549	23.9
Non-controlling interests in retained earnings	105,510	0.6	88,912	0.3

The accompanying Notes are an integral part of these Consolidated Financial Statements.

114             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Consolidated Cash Flow Statement Accumulated on September 30 – In thousands of Reais

	2015	2014
Cash flow from operating activities:
Net profit before income tax and social contribution	2,289,190	16,060,437
Adjustments to net profit before income tax and social contribution	23,456,091	22,224,987
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(2,965,831)	(135,052)
Allowance for loan losses	15,923,300	10,670,858
Depreciation and amortization	2,446,486	2,148,745
Write-offs through Impairment	-	598,087
Expenses with civil, labor and tax provisions	2,946,614	1,769,075
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	10,975,830	7,510,153
Equity in the (earnings/losses) of unconsolidated companies	(49,860)	(130,479)
(Gain)/loss on sale of investments	1,332	1,862
(Gain)/loss on sale of fixed assets	30,282	(131)
(Gain)/loss on sale of foreclosed assets	202,211	232,355
Exchange rate variation/Other	(6,054,273)	(440,486)
Adjusted net profit before taxes	25,745,281	38,285,424
(Increase)/decrease in interbank investments	1,258,454	18,533,561
(Increase)/decrease in trading securities and derivative financial instruments	(2,879,033)	(18,147,458)
(Increase)/decrease in interbank and interdepartmental accounts	(1,324,621)	(2,535,084)
(Increase)/decrease in loan and leasing	(28,935,310)	(22,344,097)
(Increase)/decrease in insurance and reinsurance receivables and reinsurance assets	(499,099)	(761,128)
(Increase)/decrease in other receivables and other assets	(14,643,550)	1,500,568
(Increase)/decrease in reserve requirement - Brazilian Central Bank	(1,344,219)	8,668,173
Increase/(decrease) in deposits	(7,975,962)	(6,181,678)
Increase/(Decrease) in securities sold under agreements to repurchase	(62,347,198)	41,535,367
Increase/(Decrease) in funds from issuance of securities	26,160,857	17,628,865
Increase/(Decrease) in borrowings and on-lending	10,655,469	466,305
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	4,386,392	2,229,779
Increase/(Decrease) in other liabilities	18,990,232	2,629,151
Increase/(Decrease) in deferred income	166,499	(414,074)
Income tax and social contribution paid	(6,302,617)	(5,537,549)
Net cash provided by/(used in) by operating activities	(38,888,425)	75,556,125
Cash flow from investing activities:
(Increase)/Decrease in held-to-maturity securities	(1,371,440)	(1,630,103)
Sale of/maturity of and interests on available-for-sale securities	41,093,357	38,822,184
Proceeds from sale of foreclosed assets	513,835	459,392
Sale of investments	20,997	3,860
Sale of premises and equipment	475,302	453,716
Purchases of available-for-sale securities	(45,651,704)	(44,403,235)
Foreclosed assets received	(1,150,399)	(1,044,540)
Investment acquisitions	(33,316)	(7,073)
Purchase of premises and equipment	(1,210,592)	(945,789)
Intangible asset acquisitions	(5,549,410)	(703,712)
Dividends and interest on shareholders’ equity received	303,672	162,751
Net cash provided by/(used in) investing activities	(12,559,698)	(8,832,549)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	2,713,405	579,394
Dividends and interest on shareholders’ equity paid	(4,602,146)	(3,672,986)
Non-controlling interest	982,280	(204,707)
Acquisition of own shares	(123,026)	(28,922)
Net cash provided by/(used in) financing activities	(1,029,487)	(3,327,221)
Net increase/(decrease) in cash and cash equivalents	(52,477,610)	63,396,355
Cash and cash equivalents - at the beginning of the period	204,811,698	117,824,922
Effect of Changes in Exchange Rates in Cash and Cash equivalents	2,965,831	135,052
Cash and cash equivalents - at the end of the period	155,299,919	181,356,329
Net increase/(decrease) in cash and cash equivalents	(52,477,610)	63,396,355

The accompanying Notes are an integral part of these Consolidated Financial Statements. Notes to Bradesco’s Consolidated Financial Statements are as follows:

Bradesco     115

Consolidated Financial Statements and Independent Auditors’ Report

Index of Notes to the Consolidated Financial Statements

116             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that through its commercial, foreign exchange, consumer financing and housing loan portfolios carries out all the types of banking activities that it is authorized to do so. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Organização Bradesco, working together in an integrated fashion in the market.

2)      PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches, subsidiaries and jointly controlled entities, in Brazil and overseas, including SPEs (Special Purpose Entities). They were prepared using accounting practices in compliance with Laws No.  4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the leasing companies included in the consolidated financial statements were prepared using the finance lease method, under which the book value of leased fixed assets less the residual value paid in advance.

In the preparation of these consolidated financial statements, which were drawn up in accordance with the specific procedures laid down by Article 3 of CMN Resolution No. 2,723/00, in effect until March 26, 2015, and other provisions of the Accounting Plan of Financial Institutions – (“Cosif”), having as objective to demonstrate the adequate financial situation and the results of operations of the group of companies of the Organização Bradesco, as well as maintain consistency with the information already disclosed in previous periods. Additionally, intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net profit and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. For jointly controlled investments with other shareholders, assets, liabilities and income and loss were proportionally consolidated in the consolidated financial statements according to the interest held in the shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/associate companies or jointly controlled entities is presented in the investments and intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and, also, from investments, is presented in the income statement accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations in order to offset these results with the hedges of these investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on October 28, 2015.

Bradesco     117

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies included in the consolidation:

	On September 30
	Activity	Equity interest
		2015	2014
Financial Sector – Brazil
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment bank	99.80%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco CBSS S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Cielo S.A. (2) (3)	Services	30.06%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (2)	Services	50.01%	50.01%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (4)	Banking	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector
Bradesco Argentina de Seguros S.A.	Insurance	99.92%	99.92%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Odontoprev S.A.	Dental care	50.01%	50.01%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
Scopus Tecnologia Ltda. (5)	Information technology	-	100.00%
União Participações Ltda.	Holding	100.00%	100.00%

(1)  Increase in equity interest through share acquisition in December 2014;

(2)  Company proportionally consolidated, pursuant to CVM Rule No. 247/96;

(3)  Increase in equity interest through share acquisition in February and March 2015;

(4)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas; and

(5)  Company divested in December 2014.

118             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

3)     SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

The result is calculated according to the regime of competence, which establishes that the revenues and expenses should be included in the calculation of the results for the periods in which they occur, always simultaneously when they are correlated, regardless of being a receipt or payment.

Fixed rate contracts are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recorded upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the issue, and recognized on a straight-line basis over the policies’ effective period through the upfront recognition and subsequent reversal though the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recorded in the income statement at the beginning of the risk exposure, based on estimated figures.

Recognition of health insurance premiums commences with the effectiveness of the corresponding insurance policy, and is recognized in proportion to the portion of the term elapsed.

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recorded based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recorded based on the premium and claims information provided which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

Acquisition costs, relative to the insurance commission, are deferred and recognized in profit or loss in proportion to the amount of premium recognized.

Contributions and agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

Bradesco     119

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

The revenue of the capitalization plans are recognized in the accounts in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is restated monetarily by the Reference Rate (TR) + 0.5% interest per month. Technical provisions are recorded when the respective revenues are recognized.

The revenues with prescribed capitalization plans are recognized after the period of prescription, according to the Brazilian legislation, that is up to 20 years for securities and draws not redeemed until November 2003 and of five years after this date. The expenses for placement of capitalization bonds, classified as “Acquisition Costs”, are recognized in the income statement as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to fair value with movements recognized in the Income Statement for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to fair value with movements recognized in shareholders’ equity, net of tax, which will be transferred to the Income Statement only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recorded at cost, plus income earned recognized in the Income Statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7 (a to c).

f)    Derivative financial instruments (assets and liabilities)

Derivate instruments are classified based on the objective for which  the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recorded in profit-and-loss and shareholders’ equity accounts.

120             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recorded in the Income Statement; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recorded, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Income Statement.

A breakdown of amounts included as derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 7 (d to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Bradesco     121

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, equated and of the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15, returning to the rate of 15% as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

By virtue of the amendment of the rate, the Organização Bradesco constituted, in September 2015, a supplement to the tax credit of social contribution, considering the annual expectations of achievement and their respective rates in force in each period, according to the technical study conducted.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Changes in the criteria to recognize revenue, costs and expenses included in the net profit for the period, enacted by Law No. 11,638/07 and subsequent amendments were made fiscally by the new regime of the taxation in force instituted by Law No. 12,973/14.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecorded deferred tax assets, are presented in Note 33.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recorded in the Income Statement according to the terms and the amount of expected benefits and directly written-off in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid by the origination of credit operations to the banking correspondents related to credit operations originated during 2015, Bradesco opted to recognize 2/3 of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14.

Prepaid expenses are shown in detail in Note 11b.

j)    Investments

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

122             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries and jointly controlled entities are consolidated – the composition of the main companies can be found in Note 2. The composition of unconsolidated companies, as well as other investments, can be found in Note 12.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; furniture and utensils and machinery and equipment – 10% per annum; transport systems – 20% per annum; and data-processing systems – 20% to 50% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and the fixed asset ratios, are presented in Note 13.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Goodwill and other intangible assets and the movement in these balances by class, are presented in Note 14.

m) Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Note 7c(10).

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recorded in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 15.

Bradesco     123

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

o)   Technical provisions relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage:

-       The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, but including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs, except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

-      The unearned premium or contribution reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

-      The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

-      The mathematical reserve for unvested benefits (PMBaC) relates to the individual health care plan portfolio and covers the risk related to the cover for the holder’s dependents for five years following the death of the holder. It is calculated using a 5.2% annual discount rate, the time holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover, excluding payment of premiums;

-       For the health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remission of installments in cash, regarding the coverage of health assistance and by the premiums through payment of insured persons participating in the Bradesco Saúde insurance - "GBS Plan", taking as a basis the present value of estimated future expenditure with the costs of health care of dependents of holders already deceased, as provided for in the ANS Normative Resolution No. 75/04, and considering a discount rate of 5.2% per annum;

-       For the health insurance, the reserve for claims incurred but not reported (IBNR) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months to establish a future projection per period of occurrence;

-        For non-life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 14 half-year periods to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

-       For other life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 16 half-year periods to determine a future projection per occurrence period;

-        The reserve for unsettled claims (PSL) considers all claim notifications received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims in litigation;

-       For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, net of the expected payments to be received;

124             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

-       The reserve for related expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-       For damage insurance, the reserve for related expenses (PDR) is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

-       The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-       The reserve for technical surplus (PET) corresponds to the difference between the expected and the observed amounts for events in the period for personal insurance that have a technical surplus participation clause;

-      The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT), which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

-       Other reserves are recorded for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 5.2%.

•       Pension plans and life insurance with survival coverage:

-       The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net premiums, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-      The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-       The mathematical reserve for unvested benefits (PMBaC) related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIE);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT), which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

Bradesco     125

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

-        The reserve for related expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds the minimum returns due to policyholders of pension plans that have a profit share clause;

-        The reserve for incurred and not reported (IBNR) events is constituted for claims incurred but not reported and is based on run-off triangles, which consider the loss development of claims in the previous 96 months to set forth a future projection by occurrence period; and

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The provision is updated for inflation and includes all claims in litigation.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recorded for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

-        The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

-        Reserve for ‘draws to be held’ (PSR) is recorded to cover premiums for future prize draws, and the balance represents the present value of the draws that have already been funded but have not yet been held. The calculation methodology consists of the accumulation of the prize draw percentage applicable to each payment, as established in the plan, less the amounts related to prize draws that have already occurred. The percentages of payments designated for the prize draws is defined in advance in the actuarial technical note, and is not modified during the term of the bond;

-        Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        Reserve for administrative expense (PDA) is recorded to cover the cost of maintaining the single payment (PU) capitalization bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 20.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and confirmation of the capacity of the counterparty to pay or the ability of Bradesco to realize the asset via compensation against another liability upon which the gain is considered practically certain. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

126             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable, it requires a probable outflow of funds to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 17.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction. They are presented in Notes 15c and 18.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 34.

Bradesco     127

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

4)     STATEMENT OF FINANCIAL POSITION AND ADJUSTED INCOME STATEMENT BY OPERATING SEGMENT

a)      Statement of financial position

	On September 30 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	771,790,079	162,932,847	195,507,455	4,457	2,319,510	(100,666,269)	1,031,888,079
Funds available	22,765,256	4,818,079	192,865	1,716	117,013	(14,977,574)	12,917,355
Interbank investments	148,667,278	4,702,801	-	-	-	-	153,370,079
Securities and derivative financial instruments	164,902,797	18,766,567	182,194,398	1,984	795,124	(2,189,429)	364,471,441
Interbank and interdepartmental accounts	54,178,744	-	-	-	-	-	54,178,744
Loan and leasing	259,309,968	130,768,383	-	-	-	(80,343,614)	309,734,737
Other receivables and assets	121,966,036	3,877,017	13,120,192	757	1,407,373	(3,155,652)	137,215,723
Permanent assets	94,421,024	54,418	4,382,026	16	1,193,753	(80,956,240)	19,094,997
Investments	81,054,571	-	1,376,876	-	234,755	(80,956,240)	1,709,962
Premises and equipment	3,575,883	23,629	1,371,410	16	29,264	-	5,000,202
Intangible assets	9,790,570	30,789	1,633,740	-	929,734	-	12,384,833
Total in 2015	866,211,103	162,987,265	199,889,481	4,473	3,513,263	(181,622,509)	1,050,983,076
Total in 2014	820,189,355	101,399,377	173,653,363	2,768	2,858,742	(110,739,193)	987,364,412

Liabilities
Current and long-term liabilities	775,032,721	109,456,460	177,760,732	2,307	1,224,916	(100,666,269)	962,810,867
Deposits	165,323,348	53,308,567	-	-	-	(14,995,319)	203,636,596
Securities sold under agreements to repurchase	251,987,208	6,576,644	-	-	-	(716,955)	257,846,897
Funds from issuance of securities	103,487,732	9,684,128	-	-	-	(2,185,570)	110,986,290
Interbank and interdepartmental accounts	5,463,347	-	-	-	-	-	5,463,347
Borrowing and on-lending	126,055,439	23,941,780	-	-	-	(80,343,614)	69,653,605
Derivative financial instruments	13,585,567	1,274,781	-	-	-	-	14,860,348
Technical provisions from insurance, pension plans and capitalization bonds	-	-	168,628,025	1,280	-	-	168,629,305
Other liabilities:
- Subordinated debts	24,791,512	13,743,560	-	-	-	-	38,535,072
- Other	84,338,568	927,000	9,132,707	1,027	1,224,916	(2,424,811)	93,199,407
Deferred income	437,022	-	22,146	-	-	-	459,168
Non-controlling interests in subsidiaries	4,508,621	53,530,805	22,106,603	2,166	2,288,347	(80,956,240)	1,480,302
Shareholders’ equity	86,232,739	-	-	-	-	-	86,232,739
Total in 2015	866,211,103	162,987,265	199,889,481	4,473	3,513,263	(181,622,509)	1,050,983,076
Total in 2014	820,189,355	101,399,377	173,653,363	2,768	2,858,742	(110,739,193)	987,364,412

128             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

b)      Income statement

	September 30 YTD - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Overseas	Brazil	Overseas
Revenue from financial intermediation	86,815,530	2,195,300	14,865,904	-	140,531	(955,381)	103,061,884
Financial intermediation expenses	75,707,205	2,392,501	10,975,830	-	-	(955,381)	88,120,155
Gross income from financial intermediation	11,108,325	(197,201)	3,890,074	-	140,531	-	14,941,729
Other operating income/expenses	(14,319,455)	(270,983)	2,171,901	(593)	15,662	7,204	(12,396,264)
Operating income	(3,211,130)	(468,184)	6,061,975	(593)	156,193	7,204	2,545,465
Non-operating income	(276,475)	11,762	12,953	-	2,689	(7,204)	(256,275)
Income before taxes and non-controlling interest	(3,487,605)	(456,422)	6,074,928	(593)	158,882	-	2,289,190
Income tax and social contribution	12,831,320	(24,070)	(2,113,646)	(20)	(40,288)	-	10,653,296
Non-controlling interests in subsidiaries	(27,792)	-	(77,718)	-	-	-	(105,510)
Net profit in 2015	9,315,923	(480,492)	3,883,564	(613)	118,594	-	12,836,976
Net profit in 2014	8,255,204	(461,113)	3,170,364	(32)	131,113	-	11,095,536

(1)  The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)  The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)  Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5)     CASH AND CASH EQUIVALENTS

	On September 30 - R$ thousand
	2015	2014
Cash and due from banks in domestic currency	7,543,514	7,596,289
Cash and due from banks in foreign currency	5,373,693	3,719,338
Investments in gold	148	100
Total cash and due from banks	12,917,355	11,315,727
Interbank investments (1)	142,382,564	170,040,602
Total cash and cash equivalents	155,299,919	181,356,329

(1)  Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Bradesco     129

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

6)     INTERBANK INVESTMENTS

a)    Breakdown and maturity

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Securities purchased under agreements to resell:
Own portfolio position	3,359,839	-	-	-	3,359,839	2,122,343
● Financial treasury bills	-	-	-	-	-	110,640
● National treasury notes	1,615,531	-	-	-	1,615,531	329,766
● National treasury bills	1,475,766	-	-	-	1,475,766	1,668,244
● Bank deposit certificate	232,045	-	-	-	232,045	-
● Debentures	13,227	-	-	-	13,227	-
● Other	23,270	-	-	-	23,270	13,693
Funded position	137,758,180	1,021,344	-	-	138,779,524	169,786,280
● Financial treasury bills	12,896,004	-	-	-	12,896,004	18,073,749
● National treasury notes	110,483,949	1,021,344	-	-	111,505,293	77,727,720
● National treasury bills	14,378,227	-	-	-	14,378,227	73,984,811
Short position	-	528,139	-	-	528,139	569,490
● National treasury bills	-	528,139	-	-	528,139	569,490
Subtotal	141,118,019	1,549,483	-	-	142,667,502	172,478,113
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	4,057,767	4,823,030	1,315,663	550,387	10,746,847	8,889,354
● Provision for losses	(13,367)	(5,266)	(25,637)	-	(44,270)	(32,702)
Subtotal	4,044,400	4,817,764	1,290,026	550,387	10,702,577	8,856,652
Total in 2015	145,162,419	6,367,247	1,290,026	550,387	153,370,079
%	94.6	4.2	0.8	0.4	100.0
Total in 2014	172,351,614	5,869,689	2,533,667	579,795		181,334,765
%	95.1	3.2	1.4	0.3		100.0

b)   Income from interbank investments

Classified in the income statement as income from operations with securities.

	September 30 YTD - R$ thousand
	2015	2014
Income from investments in purchase and sale commitments:
• Own portfolio position	249,402	215,698
• Funded position	15,606,259	9,680,172
• Short position	329,904	316,113
Subtotal	16,185,565	10,211,983
Income from interest-earning deposits in other banks	347,611	470,298
Total (Note 7h)	16,533,176	10,682,281

130             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

7)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)    Summary of the consolidated classification of securities by operating segment and issuer

	On September 30 - R$ thousand
	Financial	Insurance/ Capitalization bonds	Pension plans	Other Activities	2015	%	2014	%
Trading securities	43,969,283	7,639,396	96,222,802	464,337	148,295,818	47.0	96,966,012	39.0
- Government securities	12,386,367	4,682,798	2,688,706	325,440	20,083,311	6.4	23,191,266	9.3
- Corporate securities	17,642,443	2,956,598	126,249	138,897	20,864,187	6.6	20,607,349	8.3
- Derivative financial instruments (1) (8)	13,940,473	-	-	-	13,940,473	4.4	5,450,413	2.2
- PGBL/VGBL restricted bonds	-	-	93,407,847	-	93,407,847	29.6	47,716,984	19.2
Available-for-sale securities (4)	106,184,145	12,108,670	9,646,559	35,962	127,975,336	40.6	126,923,055	51.1
- Government securities	59,969,735	11,018,439	8,378,915	1,408	79,368,497	25.2	72,181,631	29.1
- Corporate securities	46,214,410	1,090,231	1,267,644	34,554	48,606,839	15.4	54,741,424	22.0
Held-to-maturity securities (4)	12,559,574	4,511,050	21,847,231	-	38,917,855	12.4	24,463,579	9.9
- Government securities	40,389	4,511,050	21,847,231	-	26,398,670	8.4	24,463,579	9.9
- Corporate securities	12,519,185	-	-	-	12,519,185	4.0	-	-
Subtotal	162,713,002	24,259,116	127,716,592	500,299	315,189,009	100.0	248,352,646	100.0
Purchase and sale commitments (2)	18,957,934	2,498,279	27,714,850	111,369	49,282,432		95,092,298
Grand total	181,670,936	26,757,395	155,431,442	611,668	364,471,441		343,444,944

- Government securities	72,396,491	20,212,287	32,914,852	326,848	125,850,478	40.0	119,836,476	48.3
- Corporate securities	90,316,511	4,046,829	1,393,893	173,451	95,930,684	30.4	80,799,186	32.5
- PGBL/VGBL restricted bonds	-	-	93,407,847	-	93,407,847	29.6	47,716,984	19.2
Subtotal	162,713,002	24,259,116	127,716,592	500,299	315,189,009	100.0	248,352,646	100.0
Purchase and sale commitments (2)	18,957,934	2,498,279	27,714,850	111,369	49,282,432		95,092,298
Grand total	181,670,936	26,757,395	155,431,442	611,668	364,471,441		343,444,944

Bradesco     131

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

b)      Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	On September 30 - R$ thousand
	2015							2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
- Financial	22,023,365	3,408,833	1,675,612	16,861,473	43,969,283	53,222,973	(9,253,690)	45,016,907	950,636
National treasury bills	1,511,255	12,756	116,723	160,038	1,800,772	1,808,896	(8,124)	3,963,362	(12,749)
Financial treasury bills	10,484	312,597	220,580	5,568,910	6,112,571	6,112,668	(97)	5,439,141	(280)
Bank deposit certificates	963	542,423	22,709	10,414	576,509	576,509	-	595,363	-
Derivative financial instruments (1) (8)	12,049,332	1,205,248	411,869	274,024	13,940,473	22,738,918	(8,798,445)	5,450,413	957,240
Debentures (9)	45,188	14,430	52,829	3,096,141	3,208,588	3,291,226	(82,638)	5,744,418	(65,117)
Promissory notes	238,563	-	-	-	238,563	238,546	17	77,063	(388)
National treasury notes	5,635	-	103,652	2,822,715	2,932,002	3,250,701	(318,699)	12,640,335	149,810
Other	8,161,945	1,321,379	747,250	4,929,231	15,159,805	15,205,509	(45,704)	11,106,812	(77,880)
- Insurance companies and capitalization bonds	1,855,618	157,816	191,811	5,434,151	7,639,396	7,640,078	(682)	3,506,996	2,646
Financial treasury bills	-	-	14,326	4,668,472	4,682,798	4,682,798	-	597,371	-
Bank deposit certificates	12,578	-	-	19,414	31,992	31,992	-	105,234	-
Debentures	-	-	231	120,782	121,013	121,013	-	127,953	-
Other	1,843,040	157,816	177,254	625,483	2,803,593	2,804,275	(682)	2,676,438	2,646
- Pension plans	1,952,504	4,134,670	5,759,339	84,376,289	96,222,802	96,224,257	(1,455)	47,855,780	-
PGBL/VGBL restricted bonds	1,904,395	4,134,670	5,432,823	81,935,959	93,407,847	93,407,847	-	47,716,984	-
Other	48,109	-	326,516	2,440,330	2,814,955	2,816,410	(1,455)	138,796	-
- Other activities	205,573	24,844	18,261	215,659	464,337	464,337	-	586,329	-
Financial treasury bills	505	12,461	8,704	185,921	207,591	207,591	-	404,836	-
Bank deposit certificates	22	16	-	-	38	38	-	4,816	-
National treasury bills	-	95	-	520	615	615	-	19,768	-
Debentures	-	52	513	13,951	14,516	14,516	-	34,231	-
Other	205,046	12,220	9,044	15,267	241,577	241,577	-	122,678	-
Subtotal	26,037,060	7,726,163	7,645,023	106,887,572	148,295,818	157,551,645	(9,255,827)	96,966,012	953,282

132             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Securities (3)	On September 30 - R$ thousand
	2015							2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
Purchase and sale commitments (2)	49,196,449	3,574	56	-	49,200,079	49,200,079	-	94,735,470	-
Financial/other	19,065,673	3,574	56	-	19,069,303	19,069,303	-	31,039,381	-
Insurance companies and capitalization bonds	2,419,379	-	-	-	2,419,379	2,419,379	-	9,095,456	-
Pension plans
- PGBL/VGBL	26,754,018	-	-	-	26,754,018	26,754,018	-	52,809,358	-
- Funds	957,379	-	-	-	957,379	957,379	-	1,791,275	-
Grand total	75,233,509	7,729,737	7,645,079	106,887,572	197,495,897	206,751,724	(9,255,827)	191,701,482	953,282
Derivative financial instruments (liabilities) (8)	(13,578,110)	(805,730)	(290,061)	(186,447)	(14,860,348)	(10,758,534)	(4,101,814)	(5,076,285)	(334,651)

Bradesco     133

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3) (10)	On September 30 - R$ thousand
	2015							2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
- Financial (4)	3,187,759	21,570,220	5,765,619	75,660,547	106,184,145	111,313,668	(5,129,523)	108,828,441	(650,460)
National treasury bills	-	18,317,827	2,088,164	3,666,793	24,072,784	24,459,116	(386,332)	19,430,940	(736,014)
Brazilian foreign debt notes	-	-	-	4,945	4,945	4,725	220	231,677	(6,837)
Foreign corporate securities	222,788	111,179	84,013	11,709,595	12,127,575	15,412,016	(3,284,441)	9,213,518	(196,045)
National treasury notes	-	-	1,486,827	30,623,479	32,110,306	33,802,902	(1,692,596)	37,125,703	424,193
Financial treasury bills	-	-	-	580,926	580,926	579,975	951	388,995	(161)
Bank deposit certificates	72,441	-	2,277	15,396	90,114	90,114	-	100,815	-
Debentures (9)	-	1,159,877	1,801,517	26,138,057	29,099,451	28,646,046	453,405	28,017,308	(102,928)
Shares	1,766,595	-	-	-	1,766,595	1,795,975	(29,380)	1,874,354	84,888
Other	1,125,935	1,981,337	302,821	2,921,356	6,331,449	6,522,799	(191,350)	12,445,131	(117,556)
- Insurance companies and capitalization bonds (4)	1,048,095	856,291	3,348,798	6,855,486	12,108,670	13,348,710	(1,240,040)	8,479,469	(557,819)
National treasury notes	-	-	1,250,461	5,944,647	7,195,108	8,387,179	(1,192,071)	6,921,402	(538,404)
Shares	1,037,614	-	-	-	1,037,614	1,023,889	13,725	1,480,628	(34,460)
Other	10,481	856,291	2,098,337	910,839	3,875,948	3,937,642	(61,694)	77,439	15,045
- Pension plans (4)	1,173,846	-	-	8,472,713	9,646,559	10,277,093	(630,534)	9,513,377	566,145
Shares	1,164,243	-	-	-	1,164,243	1,387,397	(223,154)	1,395,690	(71,956)
National treasury notes	-	-	-	8,038,801	8,038,801	8,424,377	(385,576)	7,941,176	624,967
Debentures	-	-	-	93,798	93,798	90,321	3,477	109,907	12,929
Other	9,603	-	-	340,114	349,717	374,998	(25,281)	66,604	205
- Other activities	34,554	-	-	1,408	35,962	30,452	5,510	101,768	4,569
Bank deposit certificates	27,276	-	-	-	27,276	27,276	-	26,154	-
Other	7,278	-	-	1,408	8,686	3,176	5,510	75,614	4,569
Subtotal	5,444,254	22,426,511	9,114,417	90,990,154	127,975,336	134,969,923	(6,994,587)	126,923,055	(637,565)
Purchase and sale commitments (2)	2,689	-	-	-	2,689	2,689	-	114,347	-
Insurance companies and capitalization bonds	664	-	-	-	664	664	-	63,537	-
Pension plans	2,025	-	-	-	2,025	2,025	-	50,810	-
Subtotal	5,446,943	22,426,511	9,114,417	90,990,154	127,978,025	134,972,612	(6,994,587)	127,037,402	(637,565)
Hedge - cash flow (Note 7f)	-	-	-	-	-	-	223,211	-	173,026
Securities reclassified to “Held-to-maturity securities” (4)	-	-	-	-	-	-	(95,917)	-	371,398
Grand total	5,446,943	22,426,511	9,114,417	90,990,154	127,978,025	134,972,612	(6,867,293)	127,037,402	(93,141)

134             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (3)	On September 30 - R$ thousand
	2015					2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (5) (6)	Original amortized cost (5) (6)
Financial	-	-	2,026	12,557,548	12,559,574	34,775
Brazilian foreign debt notes	-	-	-	40,389	40,389	34,775
Certificates of real estate receivables (4)	-	-	2,026	12,517,159	12,519,185	-
Insurance companies and capitalization bonds	-	-	-	4,511,050	4,511,050	4,111,813
National treasury notes	-	-	-	4,511,050	4,511,050	4,111,813
Pension plans	-	-	-	21,847,231	21,847,231	20,316,991
National treasury notes	-	-	-	21,847,231	21,847,231	20,316,991
Subtotal	-	-	2,026	38,915,829	38,917,855	24,463,579
Purchase and sale commitments (2)	79,664	-	-	-	79,664	242,481
Insurance companies and capitalization bonds	78,236	-	-	-	78,236	143,302
Pension plans	1,428	-	-	-	1,428	99,179
Grand total	79,664	-	2,026	38,915,829	38,997,519	24,706,060

Bradesco     135

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

c)      Breakdown of the portfolios by financial statement classification

Securities	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2015 (3) (5) (6) (7)	Total in 2014 (3) (5) (6) (7)
Own portfolio	67,066,819	17,612,607	12,572,328	190,618,054	287,869,808	267,983,120
Fixed income securities	63,045,484	17,612,607	12,572,328	190,618,054	283,848,473	262,849,603
● Financial treasury bills	10,988	325,058	241,239	11,159,371	11,736,656	4,514,710
● National treasury notes	122,859	-	1,250,549	40,344,399	41,717,807	39,542,997
● Brazilian foreign debt securities	21,208	-	-	1,073,948	1,095,156	341,057
● Bank deposit certificates	113,280	542,438	24,986	45,224	725,928	832,382
● National treasury bills	-	7,848,577	2,445,175	1,224,114	11,517,866	10,588,879
● Foreign corporate securities	119,366	824,487	122,385	5,713,326	6,779,564	4,314,878
● Debentures (9)	53,030	1,174,358	1,855,090	29,499,727	32,582,205	34,086,719
● Purchase and sale commitments (2)	49,278,802	3,574	56	-	49,282,432	95,092,298
● PGBL/VGBL restricted bonds	1,904,395	4,134,670	5,432,823	81,935,959	93,407,847	47,716,984
● Other	11,421,556	2,759,445	1,200,025	19,621,986	35,003,012	25,818,699
Equity securities	4,021,335	-	-	-	4,021,335	5,133,517
● Shares of listed companies (technical provision)	1,232,265	-	-	-	1,232,265	1,697,068
● Shares of listed companies (other)	2,789,070	-	-	-	2,789,070	3,436,449

Restricted securities	1,643,965	11,338,393	3,710,033	45,310,138	62,002,529	69,687,797
Repurchase agreements	1,637,201	8,967,691	3,451,012	40,965,265	55,021,169	64,137,274
● National treasury bills	1,511,255	8,967,691	1,858,824	3,116,566	15,454,336	10,942,240
● Financial treasury bills	-	-	1,798	354,765	356,563	424,924
● National treasury notes	-	-	1,590,390	31,109,867	32,700,257	47,580,857
● Foreign corporate securities	125,946	-	-	6,384,067	6,510,013	5,176,722
● Debentures (9)	-	-	-	-	-	12,531
Brazilian Central Bank	-	22,201	-	-	22,201	20,104
● National treasury bills	-	22,201	-	-	22,201	20,104
Privatization rights	-	-	-	53,370	53,370	59,893
Guarantees provided	6,764	2,348,501	259,021	4,291,503	6,905,789	5,470,526
● National treasury bills	-	2,348,501	258,448	37,059	2,644,008	1,550,733
● Financial treasury bills	-	-	573	1,920,777	1,921,350	1,963,242
● National treasury notes	-	-	-	2,333,667	2,333,667	1,947,912
● Other	6,764	-	-	-	6,764	8,639

136             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Securities	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2015 (3) (5) (6) (7)	Total in 2014 (3) (5) (6) (7)
Derivative financial instruments (1) (8)	12,049,332	1,205,248	411,869	274,024	13,940,473	5,450,413
Securities subject to unrestricted repurchase agreements	-	-	67,292	591,339	658,631	323,614
● National treasury bills	-	-	67,292	591,339	658,631	323,614
Grand total	80,760,116	30,156,248	16,761,522	236,793,555	364,471,441	343,444,944
%	22.2	8.3	4.6	64.9	100.0	100.0

(1)    Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)    These refer to investment fund and managed portfolio resources invested  in  purchase contracts with a commitment to re-sell with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)    The investment fund quotas are presented based on the instruments comprising their portfolios and maintaining the classification used in the fund;

(4)    In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates.  The mark-to-market of securities, which were transferred from the category "Securities Available for Sale" to the category of "Securities Held to Maturity", in June 2015 and in December 2013, was maintained in the shareholders’ equity and will be recognized in the results for the remaining term of these securities, according to Bacen Circular No. 3,068/01;

(5)    The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(6)    This column reflects book value after mark-to-market accounting in accordance with item (7), except for securities classified as securities held to maturity, which fair value is less than the original amortized cost by R$1,567,810 thousand (higher than amortized cost value to the amount of R$2,336,828 thousand in 2014);

(7)    The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(8)    Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II);

(9)    In March 2015, there was a  modification in the calculation method of the market capitalization of debentures, using  market parameters (Brazilian Association of Entities of the Financial and Capital Markets – Anbima); and

(10)  In the accrued of September 30, 2015, there were no losses through impairment, related to the heading 'Variable Income Securities", classified in the category "Securities Available for Sale", and accrued of September 30, 2014, there were losses through impairment, to the sum of R$598,087 thousand, related to the heading 'Variable Income Securities", for bonds classified in the category "Securities Available for Sale", regarding the shares of Banco Espírito Santo (BES), due to the corporate restructuring in August 2014.

Bradesco     137

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

d)      Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

138             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in balance sheet and off-balance-sheet accounts

	On September 30 - R$ thousand
	2015		2014
	Grand total amount	Net amount	Grand total amount	Net amount
Futures contracts
Purchase commitments:	105,246,225	-	86,475,277	-
- Interbank market	70,789,253	45,529,820	56,943,311	-
- Foreign currency (1)	34,398,324	-	26,942,049	4,879,976
- Other	58,648	-	2,589,917	2,256,841
Sale commitments:	63,550,169	-	124,711,299	-
- Interbank market (2)	25,259,433	-	102,316,150	45,372,839
- Foreign currency (3)	38,219,803	3,821,479	22,062,073	-
- Other	70,933	12,285	333,076	-

Option contracts
Purchase commitments:	40,677,446	-	27,495,157	-
- Interbank market	37,798,273	18,982,884	23,256,803	-
- Foreign currency	2,855,199	-	3,369,626	-
- Other	23,974	-	868,728	320,415
Sale commitments:	25,201,279	-	29,830,352	-
- Interbank market	18,815,389	-	24,979,780	1,722,977
- Foreign currency	6,358,298	3,503,099	4,302,259	932,633
- Other	27,592	3,618	548,313	-

Forward contracts
Purchase commitments:	16,470,820	-	29,239,084	-
- Foreign currency	16,376,012	-	29,078,269	15,931,379
- Other	94,808	-	160,815	-
Sale commitments:	21,447,072	-	13,588,199	-
- Foreign currency	21,327,612	4,951,600	13,146,890	-
- Other	119,460	24,652	441,309	280,494

Swap contracts
Assets (long position):	129,240,140	-	54,846,993	-
- Interbank market	17,925,738	7,772,442	11,153,625	-
- Fixed rate	47,961,474	19,388,732	6,025,915	2,657,903
- Foreign currency	57,165,229	-	29,929,330	1,084,533
- IGPM	1,560,040	-	1,608,077	-
- Other	4,627,659	-	6,130,046	-
Liabilities (short position):	128,666,983	-	54,017,994	-
- Interbank market	10,153,296	-	13,085,130	1,931,505
- Fixed rate	28,572,742	-	3,368,012	-
- Foreign currency (3)	82,383,039	25,217,810	28,844,797	-
- IGPM	1,953,841	393,801	2,237,113	629,036
- Other	5,604,065	976,406	6,482,942	352,896

Derivatives include operations maturing in D+1.

(1)  Includes, on September 30, 2015, the hedging of the firm commitment concerning the purchase and sale of shares agreement, to the sum of R$19,716,414 thousand (Note 34d);

(2)  Includes cash flow hedges to protect CDI-related funding, totaling R$21,569,750 thousand (R$20,827,421 thousand in 2014) (Note 7f); and

(3)  Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$55,520,146 thousand (R$34,319,069 thousand in 2014).

Bradesco     139

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

II)     Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On September 30 - R$ thousand
	2015			2014
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivables – swaps (1)	19,491,943	(8,802,359)	10,689,584	3,391,772	952,130	4,343,902
Receivable forward purchases	2,731,765	-	2,731,765	732,260	-	732,260
Receivable forward sales	244,164	-	244,164	102,096	-	102,096
Premiums on exercisable options	271,046	3,914	274,960	267,045	5,110	272,155
Total assets (A)	22,738,918	(8,798,445)	13,940,473	4,493,173	957,240	5,450,413
Adjustment payables - swaps	(6,023,530)	(4,092,896)	(10,116,426)	(3,157,482)	(357,421)	(3,514,903)
Payable forward purchases	(661,179)	-	(661,179)	(120,007)	-	(120,007)
Payable forward sales/other	(3,920,510)	-	(3,920,510)	(1,272,770)	-	(1,272,770)
Premiums on written options	(153,315)	(8,918)	(162,233)	(191,375)	22,770	(168,605)
Total liabilities (B)	(10,758,534)	(4,101,814)	(14,860,348)	(4,741,634)	(334,651)	(5,076,285)

Net Effect (A-B)	11,980,384	(12,900,259)	(919,875)	(248,461)	622,589	374,128

(1)  Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)    Futures, options, forward and swap contracts – (Notional)

	On September 30 - R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2015	2014
Futures contracts (1) (2)	53,258,458	67,651,307	24,459,785	23,426,844	168,796,394	211,186,576
Option contracts	56,226,517	467,883	5,587,325	3,597,000	65,878,725	57,325,509
Forward contracts	26,771,082	6,306,454	3,296,385	1,543,971	37,917,892	42,827,283
Swap contracts (1)	9,489,534	12,724,922	10,295,990	86,040,110	118,550,556	50,503,091
Total in 2015	145,745,591	87,150,566	43,639,485	114,607,925	391,143,567
Total in 2014	126,324,199	114,673,269	50,071,761	70,773,230		361,842,459

(1)  Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities; and

(2)  Includes, on September 30, 2015, contract related to the hedge of the firm commitment, concerning the purchase and sale of shares agreement (Note 34d).

140             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On September 30 - R$ thousand
	2015	2014
Government securities
National treasury notes	2,758,830	2,155,504
Financial treasury bills	535	5,281
Total	2,759,365	2,160,785

V)  Revenues and expenses, net

	September 30 YTD - R$ thousand
	2015	2014
Swap contracts (1)	(331,561)	(217,744)
Forward contracts	(948,155)	(850,970)
Option contracts	274,839	93,215
Futures contracts (1) (2)	(7,465,601)	826,895
Foreign exchange variation of assets and liabilities overseas	4,799,065	328,797
Total (Note 7h)	(3,671,413)	180,193

(1)  Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments; and

(2)  Includes, on September 30, 2015, the results and respective adjustment to the market value of the hedge of the firm commitment, concerning the purchase and sale of shares agreement, which was offset, completely, by the adjustment of the market value of the hedge object (Nota 34d).

VI) Total value of derivative financial instruments, by trading location and counterparties

	On September 30 - R$ thousand
	2015	2014
CETIP (over-the-counter)	146,496,039	48,003,382
BM&FBOVESPA (stock exchange)	197,046,283	253,739,816
Overseas (over-the-counter) (1)	19,891,409	47,494,671
Overseas (stock exchange) (1)	27,709,836	12,604,590
Total	391,143,567	361,842,459

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)      Credit Default Swaps (CDS)

On September 30, 2015, Bradesco had credit default swaps (CDS) with the following characteristics: (i) the amount of risk transferred under credit swaps whose underlying assets are “Brazilian government securities” is negative R$(1,366,629) thousand; and (ii) the risk received in credit swaps whose underlying assets are “derivative with companies” is R$139,052 thousand, amounting to a total net credit risk value of negative R$(1,227,577) thousand, with an effect on the calculation of required shareholders’ equity of negative R$(59,869) thousand. The contracts related to credit derivatives transactions described above are due in 2019. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled negative R$(116) thousand. There were no credit events, as defined in the agreements, during the period.

f)       Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds, which have a floating interest rate - the Interbank Deposit Rate (DI Cetip), thus converting them to fixed cash flows.

Bradesco has traded DI Future contracts on BM&FBOVESPA since 2009, using them as cash flow hedges totaling R$21,569,750 thousand (2014 - R$20,827,421 thousand), having as object of hedge captures linked to DI, totaling R$21,960,291 thousand (2014 - R$20,852,335 thousand). The adjustment to market value of these operations recorded in the net worth is R$223,211 thousand (2014 - R$173,026 thousand), net of tax effects is R$133,927 thousand (2014 - R$103,816 thousand) and the non-effective market value recorded in the results is of R$2 thousand.

Bradesco     141

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

g)      Hedge against market risk

Bradesco constituted a hedge against market risk, using futures contracts, which generated R$2,103,707 thousand, for protection against the effects of the exchange rate variation of the firm commitment concerning the purchase and sale of shares agreement (Note 34d), which produced an adjustment to the market value of (R$2,115,130 thousand). The effect of these operations recorded a revenue of (R$11,423 thousand).

The efectiveness of the hedge portfolio was assessed in accordance with Bacen Cicular Letter No. 3,082/02.

h)      Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	September 30 YTD - R$ thousand
	2015	2014
Fixed income securities	16,787,568	13,749,572
Interbank investments (Note 6b)	16,533,176	10,682,281
Equity securities (1)	222,164	(573,194)
Subtotal	33,542,908	23,858,659
Income from insurance, pension plans and capitalization bonds	14,861,043	10,271,026
Income from derivative financial instruments (Note 7d V)	(3,671,413)	180,193
Total	44,732,538	34,309,878

(1)  In the accrued of September 30, 2014, it includes the losses through impairment regarding the shares of Banco Espírito Santo (BES), due to the corporate restructuring in August 2014, to the sum of R$598,087 thousand.

8)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)       Reserve requirement

	On September 30 - R$ thousand
	Remuneration	2015	2014
Reserve requirement – demand deposits	not remunerated	3,529,230	6,174,583
Reserve requirement – savings deposits	savings index	20,399,169	17,359,784
Reserve requirement – time deposits	Selic rate	14,132,652	6,101,466
Additional reserve requirement – savings deposits		4,924,995	8,679,892
Additional reserve requirement – time deposits		9,283,079	8,397,091
Reserve requirement – SFH	TR + interest rate	654,927	614,012
Total		52,924,052	47,326,828

b)       Revenue from reserve requirement

	September 30 YTD - R$ thousand
	2015	2014
Reserve requirement – Bacen	3,240,983	3,290,894
Reserve requirement – SFH	13,569	24,865
Total	3,254,552	3,315,759

142             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

9)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On September 30 - R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2015 (A)	% (5)	Total in 2014 (A)	% (5)
Discounted trade receivables and loans (1)	24,829,972	14,073,390	11,165,491	18,449,784	23,639,690	69,406,258	161,564,585	39.0	143,285,890	37.0
Financing	4,043,042	3,272,495	5,037,943	11,649,790	17,810,670	82,976,650	124,790,590	30.1	116,015,463	30.0
Agricultural and agribusiness loans	2,544,436	923,677	852,662	1,799,498	5,767,952	9,124,055	21,012,280	5.1	23,501,894	6.1
Subtotal	31,417,450	18,269,562	17,056,096	31,899,072	47,218,312	161,506,963	307,367,455	74.2	282,803,247	73.1
Leasing	171,933	148,354	160,597	408,276	670,268	1,525,906	3,085,334	0.7	4,266,642	1.1
Advances on foreign exchange contracts (2)	1,415,054	1,138,293	886,569	1,855,770	2,929,054	5,439	8,230,179	2.0	5,797,896	1.5
Subtotal	33,004,437	19,556,209	18,103,262	34,163,118	50,817,634	163,038,308	318,682,968	76.9	292,867,785	75.7
Other receivables (3)	8,073,586	3,953,413	1,769,281	3,304,706	2,940,868	900,799	20,942,653	5.0	20,692,633	5.3
Total loans	41,078,023	23,509,622	19,872,543	37,467,824	53,758,502	163,939,107	339,625,621	81.9	313,560,418	81.0
Sureties and guarantees (4)	5,156,855	620,449	835,971	5,398,675	10,915,223	49,692,504	72,619,677	17.5	70,280,083	18.1
Loan assignment - real estate receivables certificate	50,296	50,296	50,293	144,745	216,018	726,269	1,237,917	0.3	1,383,140	0.4
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	102,034	102,034	-	111,708	-
Loans available for import (4)	80,784	46,306	48,082	132,605	32,236	5,777	345,790	0.1	455,778	0.1
Confirmed exports loans (4)	20,637	20,210	50	5,416	2,476	21,701	70,490	-	51,209	-
Acquisition of credit card receivables	251,898	112,341	80,024	208,220	235,771	57,007	945,261	0.2	1,457,278	0.4
Grand total in 2015	46,638,493	24,359,224	20,886,963	43,357,485	65,160,226	214,544,399	414,946,790	100.0
Grand total in 2014	36,347,712	26,547,601	18,987,300	39,015,078	57,674,343	208,727,580			387,299,614	100.0

Bradesco     143

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2015 (B)	% (5)	Total in 2014 (B)	% (5)
Discounted trade receivables and loans (1)	1,588,175	1,498,945	1,051,206	2,375,651	3,342,187	9,856,164	87.1	8,143,865	87.6
Financing	244,432	189,089	126,835	192,113	187,459	939,928	8.3	797,007	8.6
Agricultural and agribusiness loans	20,535	30,053	97,627	37,409	31,059	216,683	1.9	132,477	1.4
Subtotal	1,853,142	1,718,087	1,275,668	2,605,173	3,560,705	11,012,775	97.3	9,073,349	97.6
Leasing	13,730	11,961	7,474	15,418	12,154	60,737	0.5	78,576	0.8
Advances on foreign exchange contracts (2)	6,825	5,681	19,621	8,097	2,802	43,026	0.4	15,658	0.2
Subtotal	1,873,697	1,735,729	1,302,763	2,628,688	3,575,661	11,116,538	98.2	9,167,583	98.6
Other receivables (3)	1,171	35,981	8,010	66,405	90,226	201,793	1.8	126,453	1.4
Grand total in 2015	1,874,868	1,771,710	1,310,773	2,695,093	3,665,887	11,318,331	100.0
Grand total in 2014	1,506,859	1,289,280	1,081,735	2,349,224	3,066,938			9,294,036	100.0

	On September 30 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2015 (C)	% (5)	Total in 2014 (C)	% (5)
Discounted trade receivables and loans (1)	836,903	651,596	575,462	1,342,301	2,246,526	4,295,403	9,948,191	65.8	8,446,011	64.7
Financing	218,326	197,996	200,158	547,305	888,446	2,622,376	4,674,607	30.9	4,113,556	31.5
Agricultural and agribusiness loans	2,176	1,637	1,917	6,449	39,996	215,158	267,333	1.8	219,806	1.7
Subtotal	1,057,405	851,229	777,537	1,896,055	3,174,968	7,132,937	14,890,131	98.5	12,779,373	97.9
Leasing	12,734	11,879	11,713	31,117	48,604	95,349	211,396	1.4	263,104	2.0
Subtotal	1,070,139	863,108	789,250	1,927,172	3,223,572	7,228,286	15,101,527	99.9	13,042,477	99.9
Other receivables (3)	440	427	378	1,035	1,638	5,563	9,481	0.1	6,872	0.1
Grand total in 2015	1,070,579	863,535	789,628	1,928,207	3,225,210	7,233,849	15,111,008	100.0
Grand total in 2014	848,961	767,497	687,051	1,698,146	2,626,841	6,420,853			13,049,349	100.0

144             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	Grand total
	Total in 2015 (A+B+C)	% (5)	Total in 2014 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	181,368,940	41.0	159,875,766	39.1
Financing	130,405,125	29.5	120,926,026	29.5
Agricultural and agribusiness loans	21,496,296	4.9	23,854,177	5.8
Subtotal	333,270,361	75.4	304,655,969	74.4
Leasing	3,357,467	0.8	4,608,322	1.1
Advances on foreign exchange contracts (2) (Note 10a)	8,273,205	1.9	5,813,554	1.4
Subtotal	344,901,033	78.1	315,077,845	76.9
Other receivables (3)	21,153,927	4.8	20,825,958	5.1
Total loans	366,054,960	82.9	335,903,803	82.0
Sureties and guarantees (4)	72,619,677	16.5	70,280,083	17.2
Loan assignment - real estate receivables certificate	1,237,917	0.3	1,383,140	0.3
Co-obligation from assignment of rural loan (4)	102,034	-	111,708	-
Loans available for import (4)	345,790	0.1	455,778	0.1
Confirmed exports loans (4)	70,490	-	51,209	-
Acquisition of credit card receivables	945,261	0.2	1,457,278	0.4
Grand total in 2015	441,376,129	100.0
Grand total in 2014			409,642,999	100.0

(1)  Including credit card loans and advances on credit card receivables of R$16,807,631 thousand (R$17,788,217 thousand in 2014);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$18,422,283 thousand (R$17,495,420 thousand in 2014);

(4)  Recorded in off-balance sheet accounts; and

(5)  Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

Bradesco     145

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On September 30 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2015	% (1)	Total in 2014	% (1)
Discounted trade receivables and loans	36,379,173	81,334,939	10,823,165	25,470,686	8,097,437	2,917,799	2,645,819	1,684,711	12,015,211	181,368,940	49.5	159,875,766	47.7
Financing	38,578,072	39,885,858	39,684,894	8,402,456	994,278	495,240	412,272	270,193	1,681,862	130,405,125	35.6	120,926,026	36.0
Agricultural and agribusiness loans	2,706,081	2,846,247	8,828,903	6,243,245	507,755	193,667	46,264	25,634	98,500	21,496,296	5.9	23,854,177	7.1
Subtotal	77,663,326	124,067,044	59,336,962	40,116,387	9,599,470	3,606,706	3,104,355	1,980,538	13,795,573	333,270,361	91.0	304,655,969	90.8
Leasing	87,653	499,470	2,451,821	50,493	51,362	25,834	39,100	17,109	134,625	3,357,467	0.9	4,608,322	1.4
Advances on foreign exchange contracts (2)	3,643,990	2,790,574	896,468	799,175	76,489	30,870	3,524	4,555	27,560	8,273,205	2.3	5,813,554	1.6
Subtotal	81,394,969	127,357,088	62,685,251	40,966,055	9,727,321	3,663,410	3,146,979	2,002,202	13,957,758	344,901,033	94.2	315,077,845	93.8
Other receivables	1,324,431	14,964,599	1,405,556	2,652,106	153,630	54,188	37,759	57,569	504,089	21,153,927	5.8	20,825,958	6.2
Grand total in 2015	82,719,400	142,321,687	64,090,807	43,618,161	9,880,951	3,717,598	3,184,738	2,059,771	14,461,847	366,054,960	100.0
%	22.6	38.9	17.5	11.9	2.7	1.0	0.9	0.6	3.9	100.0
Grand total in 2014	61,921,549	141,002,907	64,908,844	42,069,704	5,733,675	4,421,263	2,314,151	1,968,350	11,563,360			335,903,803	100.0
%	18.5	42.0	19.3	12.5	1.7	1.3	0.7	0.6	3.4			100.0

(1)  Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 10a.

146             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

c)     Maturity ranges and levels of risk

	On September 30 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2015	% (1)	Total in 2014	% (1)
Installments not yet due	-	-	1,810,282	2,972,351	2,473,750	1,337,607	1,172,422	851,695	4,492,901	15,111,008	100.0	13,049,349	100.0
1 to 30	-	-	199,497	249,971	140,300	77,940	62,508	50,719	289,644	1,070,579	7.1	848,961	6.5
31 to 60	-	-	156,009	207,908	110,211	67,311	53,336	44,273	224,487	863,535	5.7	767,497	5.9
61 to 90	-	-	125,139	174,353	108,120	64,961	53,947	44,268	218,840	789,628	5.2	687,051	5.3
91 to 180	-	-	250,508	386,775	296,081	168,646	137,828	114,894	573,475	1,928,207	12.8	1,698,146	13.0
181 to 360	-	-	340,766	591,194	532,540	261,827	227,226	179,471	1,092,186	3,225,210	21.3	2,626,841	20.1
More than 360	-	-	738,363	1,362,150	1,286,498	696,922	637,577	418,070	2,094,269	7,233,849	47.9	6,420,853	49.2
Past-due installments (2)	-	-	497,689	1,204,870	1,166,927	1,015,258	941,452	790,832	5,701,303	11,318,331	100.0	9,294,036	100.0
1 to 14	-	-	12,479	103,035	73,857	33,441	81,892	25,462	265,602	595,768	5.3	501,074	5.4
15 to 30	-	-	472,389	307,275	219,153	59,652	37,116	31,642	151,873	1,279,100	11.3	1,005,785	10.8
31 to 60	-	-	12,821	771,990	267,563	275,024	81,416	55,817	307,079	1,771,710	15.7	1,289,280	13.9
61 to 90	-	-	-	16,202	583,115	172,301	134,938	66,217	338,000	1,310,773	11.6	1,081,735	11.6
91 to 180	-	-	-	6,368	23,239	466,851	587,561	593,036	1,018,038	2,695,093	23.8	2,349,224	25.3
181 to 360	-	-	-	-	-	7,989	18,529	18,658	3,524,686	3,569,862	31.5	2,977,519	32.0
More than 360	-	-	-	-	-	-	-	-	96,025	96,025	0.8	89,419	1.0
Subtotal	-	-	2,307,971	4,177,221	3,640,677	2,352,865	2,113,874	1,642,527	10,194,204	26,429,339		22,343,385
Specific provision	-	-	23,080	125,317	364,068	705,860	1,056,937	1,149,768	10,194,204	13,619,234		11,589,687

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Bradesco     147

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2015	% (1)	Total in 2014	% (1)
Installments not yet due	82,719,400	142,321,687	61,782,836	39,440,940	6,240,274	1,364,733	1,070,864	417,244	4,267,643	339,625,621	100.0	313,560,418	100.0
1 to 30	6,393,991	19,304,768	3,886,043	6,994,328	2,479,944	233,140	86,505	75,254	1,624,050	41,078,023	12.1	32,860,051	10.5
31 to 60	4,129,558	11,862,848	2,617,903	4,232,239	223,047	73,411	47,682	32,601	290,333	23,509,622	6.9	25,064,623	8.0
61 to 90	5,737,426	8,251,168	2,210,528	3,082,588	226,609	87,548	40,285	29,489	206,902	19,872,543	5.9	17,671,577	5.6
91 to 180	9,557,749	16,881,504	4,687,700	4,847,005	548,029	221,115	152,104	53,635	518,983	37,467,824	11.0	34,867,741	11.1
181 to 360	14,413,110	23,022,439	7,842,783	7,209,616	516,338	158,771	115,755	62,900	416,790	53,758,502	15.8	49,396,955	15.8
More than 360	42,487,566	62,998,960	40,537,879	13,075,164	2,246,307	590,748	628,533	163,365	1,210,585	163,939,107	48.3	153,699,471	49.0
Generic provision	-	711,666	617,828	1,183,228	624,027	409,420	535,432	292,071	4,267,643	8,641,315		7,024,534
Grand total in 2015 (2)	82,719,400	142,321,687	64,090,807	43,618,161	9,880,951	3,717,598	3,184,738	2,059,771	14,461,847	366,054,960
Existing provision	-	813,650	747,032	4,020,158	2,570,852	1,837,861	2,175,373	2,043,060	14,461,847	28,669,833
Minimum required provision	-	711,666	640,908	1,308,545	988,095	1,115,280	1,592,369	1,441,839	14,461,847	22,260,549
Excess provision (3)	-	101,984	106,124	2,711,613	1,582,757	722,581	583,004	601,221	-	6,409,284
Grand total in 2014 (2)	61,921,549	141,002,907	64,908,844	42,069,704	5,733,675	4,421,263	2,314,151	1,968,350	11,563,360			335,903,803
Existing provision	-	784,664	739,733	2,392,543	1,605,168	1,989,578	1,603,445	1,944,041	11,563,360			22,622,532
Minimum required provision	-	705,014	649,089	1,262,090	573,368	1,326,379	1,157,075	1,377,846	11,563,360			18,614,221
Excess provision (3)	-	79,650	90,644	1,130,453	1,031,800	663,199	446,370	566,195	-			4,008,311

(1)  Percentage of maturities by type of installment;

(2)  The grand total includes performing loans of R$339,625,621 thousand (R$313,560,418 thousand in 2014) and non-performing loans of R$26,429,339 thousand (R$22,343,385 thousand in 2014);and

(3)  On September 30, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for  the excess provision, and totals R$717,537 thousand (R$367,495 thousand in 2014)  (Note 19b).

148             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

d)    Concentration of loans

	On September 30 - R$ thousand
	2015	% (1)	2014	% (1)
Largest borrower	11,551,104	3.2	6,507,899	1.9
10 largest borrowers	35,369,908	9.7	23,079,668	6.9
20 largest borrowers	50,125,946	13.7	33,329,222	9.9
50 largest borrowers	70,853,917	19.4	47,074,862	14.0
100 largest borrowers	86,827,784	23.7	59,473,648	17.7

(1)  Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	On September 30 - R$ thousand
	2015	%	2014	%
Public sector	11,562,701	3.2	6,532,669	1.9
Federal government	11,551,104	3.2	6,507,899	1.9
Petrochemical	11,551,104	3.2	6,507,899	1.9
State government	11,597	-	24,770	-
Production and distribution of electricity	11,597	-	24,770	-
Private sector	354,492,259	96.8	329,371,134	98.1
Manufacturing	67,020,616	18.3	55,198,366	16.4
Food products and beverages	13,878,951	3.8	13,454,972	4.0
Steel, metallurgy and mechanics	11,691,839	3.2	9,923,948	3.0
Light and heavy vehicles	8,204,156	2.2	4,805,455	1.4
Chemical	6,078,793	1.7	4,167,542	1.2
Pulp and paper	4,685,762	1.3	3,927,123	1.2
Textiles and apparel	3,248,457	0.9	3,196,658	1.0
Rubber and plastic articles	2,967,307	0.8	2,632,399	0.8
Furniture and wood products	2,169,055	0.6	2,164,086	0.6
Non-metallic materials	2,104,358	0.6	2,062,333	0.6
Automotive parts and accessories	2,281,971	0.6	2,024,612	0.6
Oil refining and production of alcohol	1,757,355	0.5	1,880,897	0.6
Electric and electronic products	1,455,677	0.4	1,170,395	0.3
Extraction of metallic and non-metallic ores	2,021,517	0.5	1,192,009	0.3
Leather articles	851,704	0.2	745,669	0.2
Publishing, printing and reproduction	571,106	0.2	558,084	0.2
Other industries	3,052,608	0.8	1,292,184	0.4
Commerce	41,160,294	11.3	41,924,436	12.5
Merchandise in specialty stores	7,813,865	2.1	8,164,431	2.4
Food products, beverages and tobacco	4,945,327	1.4	5,258,839	1.6
Non-specialized retailer	5,618,809	1.5	4,868,638	1.4
Waste and scrap	3,550,689	1.0	3,589,833	1.1
Automobile	2,940,713	0.8	3,570,877	1.1
Clothing and footwear	3,394,404	0.9	2,897,603	0.9
Motor vehicle repairs, parts and accessories	2,897,411	0.8	3,108,441	0.9
Agricultural products	2,243,929	0.6	2,228,705	0.6
Grooming and household articles	2,022,979	0.6	2,182,439	0.6
Fuel	1,848,132	0.5	1,932,338	0.6

Bradesco     149

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	2015	%	2014	%
Trading intermediary	943,431	0.3	861,314	0.3
Wholesale of goods in general	1,089,089	0.3	1,247,184	0.4
Other commerce	1,851,516	0.5	2,013,794	0.6
Financial intermediaries	3,761,470	1.0	4,068,361	1.2
Services	95,159,800	26.0	87,748,836	26.2
Civil construction	23,575,002	6.4	23,785,230	7.1
Transportation and storage	16,751,125	4.6	17,706,831	5.3
Real estate activities, rentals and corporate services	12,358,296	3.4	12,293,481	3.7
Holding companies, legal, accounting and business advisory services	7,370,057	2.0	5,987,641	1.8
Clubs, leisure, cultural and sport activities	5,563,380	1.5	4,449,487	1.3
Production and distribution of electric power, gas and water	4,926,302	1.4	3,901,047	1.2
Social services, education, health, defense and social security	3,067,661	0.8	2,756,121	0.8
Hotels and catering	2,873,700	0.8	2,832,888	0.8
Telecommunications	437,728	0.1	747,989	0.2
Other services	18,236,549	5.0	13,288,121	4.0
Agriculture, cattle raising, fishing, forestry and timber industry	3,449,365	0.9	3,485,486	1.0
Individuals	143,940,714	39.3	136,945,649	40.8
Total	366,054,960	100.0	335,903,803	100.0

150             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

f)   Breakdown of loans and allowance for loan losses

Level of risk	On September 30 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2015 YTD (2)	% 2014 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	82,719,400	82,719,400	22.6	22.6	18.5
A	-	-	-	142,321,687	142,321,687	38.9	61.5	60.5
B	497,689	1,810,282	2,307,971	61,782,836	64,090,807	17.5	79.0	79.8
C	1,204,870	2,972,351	4,177,221	39,440,940	43,618,161	11.9	90.9	92.3
Subtotal	1,702,559	4,782,633	6,485,192	326,264,863	332,750,055	90.9
D	1,166,927	2,473,750	3,640,677	6,240,274	9,880,951	2.7	93.6	94.0
E	1,015,258	1,337,607	2,352,865	1,364,733	3,717,598	1.0	94.6	95.3
F	941,452	1,172,422	2,113,874	1,070,864	3,184,738	0.9	95.5	96.0
G	790,832	851,695	1,642,527	417,244	2,059,771	0.6	96.1	96.6
H	5,701,303	4,492,901	10,194,204	4,267,643	14,461,847	3.9	100.0	100.0
Subtotal	9,615,772	10,328,375	19,944,147	13,360,758	33,304,905	9.1
Grand total in 2015	11,318,331	15,111,008	26,429,339	339,625,621	366,054,960	100.0
%	3.1	4.1	7.2	92.8	100.0
Grand total in 2014	9,294,036	13,049,349	22,343,385	313,560,418	335,903,803
%	2.8	3.9	6.7	93.3	100.0

(1)  Percentage of level of risk in relation to the total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

Bradesco     151

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Level of risk	On September 30 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	% 2015 YTD (1)	% 2014 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	711,666	711,666	101,984	813,650	0.6	0.6
B	1.0	4,977	18,103	23,080	617,828	640,908	106,124	747,032	1.2	1.1
C	3.0	36,146	89,171	125,317	1,183,228	1,308,545	2,711,613	4,020,158	9.2	5.7
Subtotal		41,123	107,274	148,397	2,512,722	2,661,119	2,919,721	5,580,840	1.7	1.3
D	10.0	116,693	247,375	364,068	624,027	988,095	1,582,757	2,570,852	26.0	28.0
E	30.0	304,578	401,282	705,860	409,420	1,115,280	722,581	1,837,861	49.4	45.0
F	50.0	470,726	586,211	1,056,937	535,432	1,592,369	583,004	2,175,373	68.3	69.3
G	70.0	553,582	596,186	1,149,768	292,071	1,441,839	601,221	2,043,060	99.2	98.8
H	100.0	5,701,303	4,492,901	10,194,204	4,267,643	14,461,847	-	14,461,847	100.0	100.0
Subtotal		7,146,882	6,323,955	13,470,837	6,128,593	19,599,430	3,489,563	23,088,993	69.3	71.9
Grand total in 2015		7,188,005	6,431,229	13,619,234	8,641,315	22,260,549	6,409,284	28,669,833	7.8
%		25.1	22.4	47.5	30.1	77.6	22.4	100.0
Grand total in 2014		6,053,961	5,535,726	11,589,687	7,024,534	18,614,221	4,008,311	22,622,532		6.7
%		26.8	24.5	51.3	31.0	82.3	17.7	100.0

(1)  Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)  On September 30, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$717,537 thousand (R$367,495 thousand in 2014) (Note 19b).

152             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

g)    Changes in allowance for loan losses

	September 30 YTD - R$ thousand
	2015	2014
Opening balance	23,145,828	21,687,029
- Specific provision (1)	12,003,974	10,851,170
- Generic provision (2)	7,135,012	6,800,157
- Excess provision (3) (4)	4,006,842	4,035,702
Additions (Note 9h-1)	16,219,242	10,700,728
Net write-offs	(10,695,237)	(9,765,225)
Closing balance	28,669,833	22,622,532
- Specific provision (1)	13,619,234	11,589,687
- Generic provision (2)	8,641,315	7,024,534
- Excess provision (3) (4)	6,409,284	4,008,311

(1)  For contracts with installments past due for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk in Note 9f; and

(4)  On September 30, 2015, it includes the provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$717,537 thousand (R$367,495 thousand in 2014) (Note 19b).

h)      Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	September 30 YTD - R$ thousand
	2015	2014
Amount recorded (1)	16,219,242	10,700,728
Amount recovered (2)	(3,012,176)	(2,881,616)
Allowance for Loan Losses expense net of amounts recovered	13,207,066	7,819,112

(1)  In the accrued of September 30, 2015 includes amount recorded of the provision of guarantees offered, comprising sureties, guarantees, letters of credit and standby letter of credit, which are presented in the “excess” provision, totaling R$295,942 thousand (R$29,870 thousand in 2014); and

(2)  Classified in income from loans (Note 9j).

i)       Changes in the renegotiated portfolio

	September 30 YTD - R$ thousand
	2015	2014
Opening balance	10,777,178	10,191,901
Amount renegotiated	9,743,654	7,758,143
Amount received	(5,305,476)	(4,426,546)
Write-offs	(3,122,866)	(2,983,821)
Closing balance	12,092,490	10,539,677
Allowance for loan losses	7,760,894	6,696,368
Percentage on renegotiated portfolio	64.2%	63.5%

Bradesco     153

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

j)      Income from loans and leasing

	September 30 YTD - R$ thousand
	2015	2014
Discounted trade receivables and loans	34,033,506	29,516,731
Financing	11,510,346	9,844,223
Agricultural and agribusiness loans	1,123,543	833,172
Subtotal	46,667,395	40,194,126
Recovery of credits charged-off as losses	3,012,176	2,881,616
Subtotal	49,679,571	43,075,742
Leasing, net of expenses	399,397	500,999
Total	50,078,968	43,576,741

10)    OTHER RECEIVABLES

a)      Foreign exchange portfolio

Balances

	On September 30 - R$ thousand
	2015	2014
Assets – other receivables
Exchange purchases pending settlement	16,404,870	8,810,585
Exchange sale receivables	6,566,414	3,058,962
(-) Advances in domestic currency received	(710,767)	(367,038)
Income receivable on advances granted	104,693	62,065
Total	22,365,210	11,564,574
Liabilities – other liabilities
Exchange sales pending settlement	6,524,192	3,063,448
Exchange purchase payables	14,044,835	8,357,656
(-) Advances on foreign exchange contracts	(8,273,205)	(5,813,554)
Other	6,272	3,512
Total	12,302,094	5,611,062
Net foreign exchange portfolio	10,063,116	5,953,512
Off-balance-sheet accounts:
- Loans available for import	345,790	455,778
- Confirmed exports loans	70,490	51,209

154             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	September 30 YTD - R$ thousand
	2015	2014
Foreign exchange income	5,281,554	629,937
Adjustments:
- Income on foreign currency financing (1)	343,994	101,351
- Income on export financing (1)	1,355,936	748,909
- Income on foreign investments (2)	60,409	15,418
- Expenses of liabilities with foreign bankers (3) (Note 16c)	(2,479,581)	(487,794)
- Funding expenses (4)	(788,449)	(476,339)
- Other	(2,928,324)	105,604
Total adjustments	(4,436,015)	7,149
Adjusted foreign exchange income	845,539	637,086

(1)  Recognized in “Income from loans”;

(2)  Recognized in “Income from security transactions”;

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”; and

(4)  Refers to funding expenses of investments in foreign exchange.

b)   Sundry

	On September 30 - R$ thousand
	2015	2014
Deferred tax assets (Note 33c)	52,370,049	31,318,166
Credit card operations	19,367,544	18,952,698
Debtors for escrow deposits	12,385,905	11,083,884
Prepaid taxes	6,498,612	5,550,096
Other debtors	6,372,209	5,286,592
Trade and credit receivables (1)	3,687,564	4,232,970
Payments to be reimbursed	668,761	683,835
Receivables from sale of assets	103,496	78,754
Other	626,493	510,677
Total	102,080,633	77,697,672

(1)  Primarily includes receivables from the acquisition of loans without substantial transfer of risks and benefits.

Bradesco     155

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

11)    OTHER ASSETS

a)     Foreclosed assets/other

	On September 30 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2015	2014
Real estate	1,068,181	(160,335)	907,846	682,366
Vehicles and similar	575,181	(318,082)	257,099	313,087
Goods subject to special conditions	268,165	(268,165)	-	-
Inventories/warehouse	62,441	-	62,441	79,767
Machinery and equipment	15,714	(9,499)	6,215	6,795
Other	25,807	(19,858)	5,949	2,592
Total in 2015	2,015,489	(775,939)	1,239,550
Total in 2014	1,737,929	(653,322)		1,084,607

b)    Prepaid expenses

	On September 30 - R$ thousand
	2015	2014
Deferred insurance acquisition costs (1)	2,024,165	1,897,239
Commission on the placement of loans and financing (2)	881,241	1,499,814
Advertising and marketing expenses (3)	63,815	43,756
Other (4)	494,356	372,762
Total	3,463,577	3,813,571

(1)  Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2)  Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  Mainly related to card issue costs.

12)    INVESTMENTS

a)      Composition of investments in the consolidated financial statements

Affiliates	On September 30 - R$ thousand
	2015	2014
- IRB-Brasil Resseguros S.A.	610,920	579,916
- Integritas Participações S.A.	497,339	498,137
- Haitong Banco de Investimento do Brasil S.A. (1)	131,797	136,831
- Other	305,717	299,966
Total investment in affiliates – in Brazil	1,545,773	1,514,850
- Tax incentives	234,717	239,418
- Other investments	180,136	450,735
Provision for:
- Tax incentives	(207,733)	(211,930)
- Other investments	(42,931)	(61,798)
Grand total investments	1,709,962	1,931,275

  (1)  New denomination of BES Investimento do Brasil S.A.

156             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

b)   The income/expense from the equity method accounting of investments was recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies”, and correspond in the period ended September 30, 2015 to R$49,860 thousand (R$130,479 thousand in 2014).

Companies	On September 30 - R$ thousand
	Capital Stock	Shareholders’ equity adjusted	Number of shares/ quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
			Common	Preferred			2015	2014
IRB-Brasil Resseguros S.A. (2)	1,453,080	2,978,645	63,727	-	20.51%	258,883	53,097	108,974
Haitong Banco de Investimento do Brasil S.A. (3)	420,000	658,985	12,734	12,734	20.00%	(30,730)	(6,146)	8,053
Integritas Participações S.A. (2)	545,638	757,990	22,581	-	25.17%	18,983	4,778	4,479
Other (2)							(1,869)	8,973
Equity in the earnings (losses) of unconsolidated companies							49,860	130,479

(1)  The adjustment considers income calculated periodically by the companies and includes equity variations recorded by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;

(2)  Based on financial information from the previous month; and

(3)  New denomination of BES Investimento do Brasil S.A.

13)    PREMISES AND EQUIPMENT

	On September 30 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2015	2014
Property and equipment:
- Buildings	4%	1,079,234	(506,975)	572,259	562,717
- Land	-	448,018	-	448,018	406,110
Facilities, furniture and equipment in use	10%	4,782,611	(2,614,605)	2,168,006	2,019,285
Security and communication systems	10%	684,308	(192,600)	491,708	258,136
Data processing systems	20 to 50%	5,149,155	(3,873,335)	1,275,820	1,296,644
Transportation systems	20%	93,033	(48,642)	44,391	48,393
Total in 2015		12,236,359	(7,236,157)	5,000,202
Total in 2014		11,811,698	(7,220,413)		4,591,285

The Organização Bradesco’s premises and equipment have an unrecorded surplus of R$5,168,084 thousand (R$5,297,410 thousand in 2014). This is due to an increase in their market price, based on valuations by independent experts in 2015, 2014 and 2013.

The fixed assets to net worth ratio is 38.6% when considering only the companies and payment institutions within the economic group (the “Prudential Consolidation”), where the maximum limit of 50.0%.

Bradesco     157

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

14)    INTANGIBLE ASSETS

a)   Goodwill

The goodwill recorded from investment acquisitions totaled R$3,243,078 thousand, net of accumulated amortization, as applicable, of which: (i) R$409,973 thousand recorded in ‘Permanent Assets – Investments’ represents the acquisition of shares of  affiliates (Integritas/Fleury shares), which will be amortized as realized; and (ii) R$2,833,105 thousand represented by the acquisition of shares of subsidiaries/shared control, represented by the future profitability/client portfolio, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recorded in the Fixed Assets – Intangible Assets.

In the period ended September 30, 2015, goodwill was amortized totaling R$172,399 thousand (R$126,577 thousand in 2014) (Note 28).

b)   Intangible assets

Acquired intangible assets consist of:

	On September 30 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2015	2014
Acquisition of financial services rights	Contract (4)	4,439,845	(2,867,060)	1,572,785	2,088,851
Software (2)	20% to 50%	9,908,436	(5,618,042)	4,290,394	4,127,653
Future profitability/customer portfolio (3)	Up to 20%	3,864,077	(1,030,972)	2,833,105	1,808,277
Other (5)	Contract	4,227,826	(539,277)	3,688,549	503,075
Total in 2015		22,440,184	(10,055,351)	12,384,833
Total in 2014		16,203,331	(7,675,475)		8,527,856

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard - R$731,344 thousand, Odontoprev - R$180,246 thousand, Bradescard Mexico - R$19,867 thousand, Europ Assistance Serviços de Assistência Personalizados - R$10,565 thousand and Cielo/Investees - R$1,560,434 thousand and Banco Bradesco BBI S.A. - R$149,426 thousand;

(4)  Based on the pay-back of each agreement; and

(5)  It primarily includes (a) the sponsorship program for the 2016 Olympic Games and (b) the operational agreement between Cielo, which is our jointly-controlled subsidiary, and Banco do Brasil, signed in the first quarter of 2015, in order to create an association, to manage the transactions arising from credit card operations, which will be amortized within up to 30 years.

158             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

c)   Changes in intangible assets by type

	September 30 YTD - R$ thousand
	Acquisition of financial services rights	Software	Future profitability/ customer portfolio/ market value	Others	2015	2014
Initial balance	2,025,940	4,082,155	1,938,141	424,758	8,470,994	9,145,939
Additions (reductions) (1) (2)	211,202	1,037,613	1,067,363	3,470,701	5,786,879	917,216
Amortization for the period	(664,357)	(829,374)	(172,399)	(206,910)	(1,873,040)	(1,535,299)
Closing balance	1,572,785	4,290,394	2,833,105	3,688,549	12,384,833	8,527,856

(1)  Under the heading “Future profitability/client portfolio/market value” includes the intangible asset generated by the acquisition of shares of Cielo; and

(2)  Under the heading “Others” includes the operational agreement between Cielo, our jointly-controlled subsidiary and Banco do Brasil, signed in the first quarter of 2015, which created an association, to manage the transactions originating from credit and debit card operations, which will be amortized within up to 30 years.

15)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
● Demand deposits (1)	24,266,863	-	-	-	24,266,863	33,299,639
● Savings deposits (1)	89,616,088	-	-	-	89,616,088	87,293,425
● Interbank deposits	562,251	160,511	51,132	243,078	1,016,972	673,585
● Time deposits (2)	18,785,770	17,395,474	11,130,521	41,424,908	88,736,673	90,614,718
Grand total in 2015	133,230,972	17,555,985	11,181,653	41,667,986	203,636,596
%	65.4	8.6	5.5	20.5	100.0
Grand total in 2014	136,516,526	20,343,730	7,600,175	47,420,936		211,881,367
%	64.4	9.6	3.6	22.4		100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the actual maturities of investments.

Bradesco     159

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

b)   Securities sold under agreements to repurchase

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Own portfolio	54,423,551	37,799,771	10,898,272	17,007,453	120,129,047	129,775,173
● Government securities	47,574,759	204,638	27,447	2,038	47,808,882	58,051,338
● Debentures of own issuance	1,442,108	37,595,133	10,870,825	15,835,455	65,743,521	66,960,759
● Foreign	5,406,684	-	-	1,169,960	6,576,644	4,763,076
Third-party portfolio (1)	136,509,554	-	-	-	136,509,554	167,151,431
Unrestricted portfolio (1)	-	619,720	-	588,576	1,208,296	887,559
Grand total in 2015 (2)	190,933,105	38,419,491	10,898,272	17,596,029	257,846,897
%	74.1	14.9	4.2	6.8	100.0
Grand total in 2014 (2)	230,958,336	32,064,122	11,907,161	22,884,544		297,814,163
%	77.5	10.8	4.0	7.7		100.0

(1)  Represented by government securities; and

(2)  Includes R$49,282,432 thousand (R$95,092,298 thousand in 2014) of investment funds in purchase and sale commitments with Bradesco, whose quota holders are subsidiaries included in the consolidated financial statements (Notes 7a, b and c).

160             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

c)   Funds from issuance of securities

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Securities – Brazil:
- Mortgage bonds	44,054	9,277	-	-	53,331	505,994
- Letters of credit for real estate	234,412	3,196,518	9,659,031	5,898,448	18,988,409	11,647,542
- Letters of credit for agribusiness	1,171,047	2,121,176	1,838,871	2,007,999	7,139,093	4,676,898
- Financial bills	804,064	13,879,077	10,568,321	49,375,584	74,627,046	49,671,559
Subtotal	2,253,577	19,206,048	22,066,223	57,282,031	100,807,879	66,501,993
Securities – Overseas:
- MTN Program Issues (1)	290,093	1,440,759	1,705,421	3,427,684	6,863,957	6,063,411
- Securitization of future flow of money orders received from overseas	6,757	593,247	593,247	1,641,937	2,835,188	2,479,639
- Issuance costs	-	-	-	(15,017)	(15,017)	(13,888)
Subtotal	296,850	2,034,006	2,298,668	5,054,604	9,684,128	8,529,162
Structured operations certificates	16,787	119,851	130,247	227,398	494,283	251,703
Grand total in 2015	2,567,214	21,359,905	24,495,138	62,564,033	110,986,290
%	2.3	19.2	22.1	56.4	100.0
Grand total in 2014	1,394,831	16,349,007	24,500,874	33,038,146		75,282,858
%	1.9	21.7	32.5	43.9		100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

Bradesco     161

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

d)   Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	September 30 YTD - R$ thousand
	2015	2014
Savings deposits	4,786,609	3,987,318
Time deposits	7,081,929	7,228,784
Securities sold under agreements to repurchase	23,666,630	18,062,525
Funds from issuance of securities	9,408,190	5,140,275
Other funding expenses	367,467	343,653
Subtotal	45,310,825	34,762,555
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	10,975,830	7,510,153
Total	56,286,655	42,272,708

16)    BORROWING AND ON-LENDING

a)  Borrowing

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
In Brazil – Other Institutions	9,537	-	-	8,638	18,175	20,009
Overseas	3,212,829	11,237,970	8,058,578	5,441,129	27,950,506	15,052,353
Grand total in 2015	3,222,366	11,237,970	8,058,578	5,449,767	27,968,681
%	11.5	40.2	28.8	19.5	100.0
Grand total in 2014	2,098,768	6,940,385	4,108,899	1,924,310		15,072,362
%	13.9	46.0	27.3	12.8		100.0

b)  On-lending

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
In Brazil	1,152,179	5,675,686	5,649,319	24,990,953	37,468,137	41,251,702
- National Treasury	-	-	145,419	-	145,419	128,451
- BNDES	323,881	2,209,608	1,472,848	6,793,167	10,799,504	12,127,892
- FINAME	826,008	3,461,271	4,024,970	18,197,786	26,510,035	28,969,006
- Other institutions	2,290	4,807	6,082	-	13,179	26,353
Overseas	30,481	2,199,006	1,200	1,986,100	4,216,787	237,093
Grand total in 2015	1,182,660	7,874,692	5,650,519	26,977,053	41,684,924
%	2.8	18.9	13.6	64.7	100.0
Grand total in 2014	1,179,150	5,189,937	6,576,002	28,543,706		41,488,795
%	2.8	12.5	15.9	68.8		100.0

162             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

c)     Borrowing and on-lending expenses

	September 30 YTD - R$ thousand
	2015	2014
Borrowing:
- In Brazil	324	5,291
- Overseas	189,423	97,828
Subtotal borrowing	189,747	103,119
On-lending in Brazil:
- National Treasury	3,739	2,327
- BNDES	553,942	522,814
- FINAME	683,995	521,128
- Other institutions	1,121	1,552
On-lending overseas:
- Payables to foreign bankers (Note 10a)	2,479,581	487,794
- Other expenses with foreign on-lending	25,620,345	2,353,955
- Exchange variation from assets and liabilities overseas	(13,622,270)	(1,344,653)
Subtotal on-lending	15,720,453	2,544,917
Total	15,910,200	2,648,036

17)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

Organização Bradesco is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and not judged, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Bradesco     163

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on Organização Bradesco’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations – provision for tax risks

The Organização Bradesco is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-          PIS and COFINS – R$2,065,189 thousand (R$1,649,507 thousand in 2014): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-          INSS Autonomous Brokers – R$1,723,904 thousand (R$1,471,067 thousand in 2014): discussing the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99;

-          IRPJ/CSLL on losses of credits – R$2,156,067 thousand (R$1,881,757 thousand in 2014): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

164             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

-          PIS – EC 17/97 - R$231,455 thousand (R$318,357 thousand in 2014): for the period from July 1997 to February 1998, request to calculate and pay PIS contributions as established by LC 07/70 (PIS Repique) and not as established by EC 17/97 (PIS on Gross Operating Income);

-          PIS – R$322,505 thousand (R$317,246 thousand in 2014): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation (set out in Article 44 of Law No. 4,506/64), which excludes interest income; and

-          Pension Contributions – R$1,059,482 thousand (R$471,512 thousand in 2014): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the audit as compensatory sums subject to the incidence of such financial contributions and isolated fine for not withholding tax of the IRRF on the related financial contributions.

            IV -   Provisions by nature

	On September 30 - R$ thousand
	2015	2014
Labor claims	3,017,284	2,859,976
Civil claims	4,138,658	3,999,740
Subtotal (1)	7,155,942	6,859,716
Provision for tax risks (2)	8,572,896	7,371,100
Total	15,728,838	14,230,816

(1)   Note 19b; and

(2)   Classified under “Other liabilities - tax and social security” (Note 19a).

              V -   Changes in provisions

	R$ thousand
	2015
	Labor (1)	Civil	Tax (2) (3)
Balance on December 31, 2014	2,737,447	3,941,689	7,571,986
Adjustment for inflation	271,018	284,485	538,516
Provisions, net of reversals and write-offs	710,111	670,154	472,330
Payments	(701,292)	(757,670)	(9,936)
Balance on September 30, 2015	3,017,284	4,138,658	8,572,896

(1)   Includes, the constitution of labor provisions, concerning the improvement of the calculation methodology, totaling R$267,253 thousand;

(2)   Includes constitution of tax provision: (i) related to the incidence of pension contributions on financial contributions in private pension plans, in the amount of R$523,290 thousand; and (ii) IRPJ/CSLL on losses of credits, totaling R$47,545 thousand; and

(3)   Mainly include legal liabilities.

c)   Contingent liabilities classified as possible losses

The Organização Bradesco maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,871,554 thousand (R$1,794,587 thousand in 2014) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$4,814,380 thousand (R$3,831,988 thousand in 2014); c) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$1,175,066 thousand (R$550,255 thousand in 2014); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, and differences in depreciation and operating expenses and income, amounting to R$888,714 thousand (R$473,869 thousand in 2014); and e) IRPJ and CSLL deficiency note, amounting to R$411,392 thousand relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

Bradesco     165

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

18)    SUBORDINATED DEBT

	On September 30 - R$ thousand
	Original term in years	Amount of the operation	2015	2014
In Brazil:
Subordinated CDB:
2014 (1)	6	-	-	1,844,433
2015 (2)	6	7,554	15,637	2,581,348
2016	6	500	1,079	919
2019	10	20,000	46,711	39,526
Financial bills:
2016	6	102,018	186,654	160,837
2017	6	8,630,999	10,169,563	9,662,731
2018	6	8,262,799	9,399,725	8,999,864
2019	6	21,858	28,810	25,446
2017	7	40,100	80,905	69,987
2018	7	141,050	243,310	209,223
2019	7	3,172,835	3,450,943	3,364,164
2020	7	1,700	2,263	1,980
2018	8	50,000	92,175	79,417
2019	8	12,735	21,430	18,715
2020	8	28,556	41,943	36,614
2021	8	1,236	1,649	1,447
2021	9	7,000	9,846	8,633
2021	10	19,200	31,414	27,098
2022	10	54,143	78,230	68,373
2023	10	688,064	887,542	788,248
CDB pegged to loans:
2015 to 2016	from 1 to 2	1,188	1,683	3,489
Subtotal in Brazil			24,791,512	27,992,492
Overseas:
2019	10	1,333,575	2,980,233	1,838,939
2021	11	2,766,650	6,415,287	3,961,673
2022	11	1,886,720	4,377,669	2,702,858
Issuance costs on funding			(29,629)	(31,565)
Subtotal overseas			13,743,560	8,471,905
Grand total			38,535,072	36,464,397

(1)  Subordinated debt transactions that matured in November 2014; and

(2)  Subordinated debt transactions that matured in February, March, April, May, June, July, August and September 2015.

166             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

19)    OTHER LIABILITIES

a)   Tax and social security

	On September 30 - R$ thousand
	2015	2014
Provision for tax risk (Note 17b IV)	8,572,896	7,371,100
Provision for deferred income tax (Note 33f)	3,219,576	3,240,207
Taxes and contributions on profit payable	3,524,695	3,706,387
Taxes and contributions payable	1,018,818	1,030,787
Total	16,335,985	15,348,481

b)   Sundry

	On September 30 - R$ thousand
	2015	2014
Credit card operations	17,360,407	16,050,168
Sundry creditors	12,305,109	7,515,246
Loan assignment obligations	7,366,427	4,320,900
Civil and labor provisions (Note 17b IV)	7,155,942	6,859,716
Provision for payments	6,836,852	6,123,946
Liabilities for acquisition of assets and rights	738,416	971,602
Other (1)	2,938,538	2,302,303
Total	54,701,691	44,143,881

(1)  Includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is registered in this account but also presented within the excess provision, totaling R$717,537 thousand (R$367,495 thousand in 2014) (Note 9g).

Bradesco     167

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

20)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical provisions by account

	On September 30 - R$ thousand
	Insurance (1)		Life and pension plans (2) (3)		Capitalization bonds		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Current and long-term liabilities
Mathematical reserve for unvested benefits	836,013	788,329	134,382,188	113,064,451	-	-	135,218,201	113,852,780
Mathematical reserve for vested benefits	178,891	171,336	7,441,009	6,804,196	-	-	7,619,900	6,975,532
Mathematical reserve for capitalization bonds	-	-	-	-	6,162,057	5,747,032	6,162,057	5,747,032
Reserve for claims incurred but not reported (IBNR)	2,477,908	1,534,700	882,214	1,131,405	-	-	3,360,122	2,666,105
Unearned premium reserve	4,247,886	4,134,330	320,632	292,181	-	-	4,568,518	4,426,511
Complementary reserve for coverage	-	-	1,679,647	1,366,643	-	-	1,679,647	1,366,643
Reserve for unsettled claims	4,216,704	4,081,312	1,330,113	1,018,470	-	-	5,546,817	5,099,782
Reserve for financial surplus	-	-	484,958	414,861	-	-	484,958	414,861
Reserve for draws and redemptions	-	-	-	-	728,934	660,552	728,934	660,552
Other reserves	1,365,979	1,898,713	1,800,684	2,766,160	93,488	94,372	3,260,151	4,759,245
Total reserves	13,323,381	12,608,720	148,321,445	126,858,367	6,984,479	6,501,956	168,629,305	145,969,043

168             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

b)   Guarantees for technical provisions

	On September 30 - R$ thousand
	Insurance		Life and pension plans		Capitalization bonds		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Total technical provisions	13,323,381	12,608,720	148,321,445	126,858,367	6,984,479	6,501,956	168,629,305	145,969,043
(-) Deferred acquisition costs that reduce unearned premium reserve (PPNG)	(289,889)	(263,639)	-	-	-	-	(289,889)	(263,639)
(-) Portion corresponding to contracted reinsurance	(919,559)	(908,629)	(13,631)	(14,532)	-	-	(933,190)	(923,161)
(-) Deposits retained at IRB and court deposits	(2,318)	(2,318)	-	-	-	-	(2,318)	(2,318)
(-) Receivables	(969,829)	(1,011,577)	-	-	-	-	(969,829)	(1,011,577)
(-) Unearned premium reserve – Health Insurance (4)	(1,070,172)	(905,676)	-	-	-	-	(1,070,172)	(905,676)
(-) Reserves from DPVAT agreements	(323,650)	(255,477)	-	-	-	-	(323,650)	(255,477)
To be insured	9,747,964	9,261,404	148,307,814	126,843,835	6,984,479	6,501,956	165,040,257	142,607,195

Investment fund quotas (VGBL and PGBL)	-	-	120,161,866	100,526,341	-	-	120,161,866	100,526,341
Investment fund quotas (excluding VGBL and PGBL)	5,605,602	6,121,178	17,875,350	16,084,846	1,297,337	4,144,227	24,778,289	26,350,251
Government securities	5,250,702	4,117,080	12,078,997	10,024,497	6,033,636	2,004,487	23,363,335	16,146,064
Private securities	104,079	105,872	171,937	174,185	41,339	41,885	317,355	321,942
Shares	1,846	4,487	1,164,243	1,364,333	66,177	328,248	1,232,266	1,697,068
Total technical provision guarantees	10,962,229	10,348,617	151,452,393	128,174,202	7,438,489	6,518,847	169,853,111	145,041,666

(1)  “Other reserves” - Insurance primarily refers to technical provisions of the “personal health” portfolio;

(2)  Includes personal insurance and pension plans;

(3)  “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”. In 2014, in compliance with SUSEP Circular Letter No. 462/13, the “Other Technical provisions (OPT)” balance was reversed; and

(4)  Deduction set forth in Article 4 of ANS Normative Resolution No. 314/12.

Bradesco     169

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

c)   Insurance, pension plan contribution and capitalization bond retained premiums

	September 30 YTD - R$ thousand
	2015	2014
Written premiums	22,837,234	20,315,448
Pension plan contributions (including VGBL)	18,740,297	14,398,334
Capitalization bond income	4,138,193	3,910,479
Granted coinsurance premiums	(67,086)	(111,558)
Refunded premiums	(166,888)	(166,710)
Net written premiums	45,481,750	38,345,993
Reinsurance premiums	(238,948)	(280,978)
Insurance, pension plan and capitalization bond retained premiums	45,242,802	38,065,015

21)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On September 30 - R$ thousand
	2015	2014
Cateno Gestão de Contas de Pagamento S.A. (1)	1,092,704	-
Banco Bradesco BBI S.A.	13,983	104,134
Other (2)	373,614	385,506
Total	1,480,301	489,640

(1)  A company originated from the operational agreement between Cielo, which is our jointly-controlled subsidiary and Banco do Brasil, which created an association  to manage the transactions arising from credit card operations; and

(2)  Mainly related to the non-controlling interest in our subsidiary Odontoprev.

22)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On September 30
	2015	2014
Common shares	2,524,364,555	2,103,637,129
Preferred shares	2,524,364,292	2,103,636,910
Subtotal	5,048,728,847	4,207,274,039
Treasury (common shares)	(3,669,932)	(2,898,610)
Treasury (preferred shares)	(15,066,762)	(8,984,870)
Total outstanding shares	5,029,992,153	4,195,390,559

In the Extraordinary General Meeting of March 10, 2015, a deliberation was taken to increase the Capital Stock by R$5,000,000 thousand, increasing it from R$38,100,000 thousand to R$43,100,000 thousand. This was effected through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, with a stock-split of 20% in shares, by issuing 841,454,808 new nominative-book entry shares, with no nominal value, of which 420,727,426 were common shares and 420,727,382 were preferred shares. These were attributed free-of-charge to the shareholders registered on March 26, 2015 as bonus, in the ratio of two (2) new shares for every ten (10) shares of the same type that they own.

170             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

b)    Interest on shareholders’ equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on December 22, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2014, for the amount of R$2,600,300 thousand, at R$0.590325800 (net of 15% withholding income tax - R$0.501776930) per common share and R$0.649358380 (net of 15% withholding income tax - R$0.551954623) per preferred share, which was paid on March 6, 2015.

The Board of Directors’ Meeting held on February 9, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the period of 2014, totaling R$630,572 thousand, at R$0.143153921 per common share and R$0.157469313 per preferred share, which was paid on March 6, 2015.

The Board of Directors’ Meeting held on June 22, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the first semester of 2015, totaling R$912,000 thousand, at R$0.172629101 per common share and R$0.189892011 per preferred share, which was paid on July 17, 2015.

Interest on shareholders’ equity and dividends for the period of nine months ended September 30, 2015, is calculated as follows:

	R$ thousand	% (1)
Net profit for the period	12,836,976
(-) Legal reserve	(641,849)
Adjusted calculation basis	12,195,127
Monthly and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	3,446,430
Withholding income tax on interest on shareholders’ equity	(516,965)
Interim Dividends Paid (2)	912,000
Interest on own capital (net)/dividends accumulated in September 2015	3,841,465	31.50
Interest on own capital (net)/dividends accumulated in September 2014	3,320,339	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments; and

(2)  Paid on July 17, 2015.

Bradesco     171

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Interest on shareholders’ equity and dividends were paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.169362	0.186298	746,042	111,906	634,136
Supplementary interest paid on own capital	0.496031	0.545634	2,184,945	327,742	1,857,203
Interim Dividends Paid	0.188201	0.207022	829,000	-	829,000
Total accrued on September 30, 2014	0.853594	0.938954	3,759,987	439,648	3,320,339

Monthly interest on shareholders’ equity paid	0.159960	0.175956	795,487	119,323	676,164
Supplementary interest on shareholders’ equity provisioned (1)	0.501749	0.551924	2,650,943	397,642	2,253,301
Interim Dividends Paid (2)	0.172629	0.189892	912,000	-	912,000
Total accrued on September 30, 2015	0.834338	0.917772	4,358,430	516,965	3,841,465

(1)  It considers the bonus of 20% of shares occurring in March 2015; and

(2)  Paid on July 17, 2015.

c)     Treasury shares

A total of 3,669,932 common shares and 15,066,762 preferred shares had been acquired with the effect of the 20% share split, totaling R$421,041 thousand until September 30, 2015, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.46012 and R$27.14350, and per preferred share is R$25.23185, R$27.29029 and R$33.12855, respectively. The fair value was R$23.62 per common share and R$21.42 per preferred share on September 30, 2015.

23)    FEE AND COMMISSION INCOME

	September 30 YTD - R$ thousand
	2015	2014
Credit card income	7,037,343	5,672,986
Checking account	3,570,227	2,940,903
Loans	2,071,576	1,887,076
Asset management	1,954,181	1,792,474
Collections	1,174,160	1,167,651
Consortium management	765,363	640,399
Custody and brokerage services	413,091	383,879
Underwriting / Financial Advisory Services	404,032	515,542
Payments	286,110	285,637
Other	493,855	716,200
Total	18,169,938	16,002,747

172             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

24)    PAYROLL AND RELATED BENEFITS

	September 30 YTD - R$ thousand
	2015	2014
Salaries	5,056,950	4,733,066
Benefits	2,303,957	2,140,383
Social security charges	1,876,032	1,796,526
Employee profit sharing	1,004,880	947,231
Provision for labor claims (1)	784,924	1,068,314
Training	100,913	93,760
Total	11,127,656	10,779,280

(1)  Includes constitution of labor provisions concerning the improvement of the calculation methodology  to the sum of R$267,253 thousand (R$488,300 thousand in 2014).

25)    OTHER ADMINISTRATIVE EXPENSES

	September 30 YTD - R$ thousand
	2015	2014
Outsourced services	2,982,400	2,833,158
Depreciation and amortization	1,609,730	1,397,128
Communication	1,237,234	1,136,008
Data processing	1,134,674	1,002,350
Asset maintenance	759,539	500,188
Rental	691,806	654,999
Advertising and marketing	658,028	532,836
Financial system services	606,709	580,422
Transport	471,275	595,386
Security and surveillance	453,357	417,265
Supplies	249,176	252,942
Water, electricity and gas	248,495	172,504
Travel	123,895	101,736
Other	663,370	609,103
Total	11,889,688	10,786,025

26)    TAX EXPENSES

	September 30 YTD - R$ thousand
	2015	2014
Contribution for Social Security Financing (COFINS)	2,322,713	2,148,454
Social Integration Program (PIS) contribution	395,547	390,484
Tax on Services (ISSQN)	463,542	424,354
Municipal Real Estate Tax (IPTU) expenses	62,307	52,598
Other	234,286	204,459
Total	3,478,395	3,220,349

Bradesco     173

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

27)    OTHER OPERATING INCOME

	September 30 YTD - R$ thousand
	2015	2014
Other interest income	1,821,243	1,390,411
Reversal of other operating provisions (1)	457,902	1,811,635
Revenues from recovery of charges and expenses	157,105	98,715
Gains on sale of goods	1,614	8,412
Other	720,209	760,190
Total	3,158,073	4,069,363

(1)  Includes, in the accrued of September 30, 2014, the reversal of the tax provision related to the Cofins process, whose subject matter had its closure favorable to the Organization, to the sum of R$1,378,103 thousand.

28)    OTHER OPERATING EXPENSES

	September 30 YTD - R$ thousand
	2015	2014
Other finance costs	4,410,809	3,519,837
Sundry losses	1,333,266	1,282,881
Commissions on loans and financing	1,038,076	984,182
Discount granted	1,029,523	984,367
Intangible assets amortization	664,357	625,040
Goodwill amortization (Note 14a)	172,399	126,577
Other (1)	2,561,910	1,442,887
Total	11,210,340	8,965,771

(1)  In the accrued of September 30, 2015, it basically includes: (i) provision for the tax contingency, to the sum of R$570,835 thousand (Note 17b (v)); (ii) constitution of provision for guarantees provided, encompassing guarantees, sureties, letters of credit and standby letter of credit, which was highlighted from the provision surplus, to the sum of R$295,942 thousand (R$29,870 thousand in 2014) (Note 9h); and (iii) constitution of a provision for contingent liabilities, originating in the obligation by assignment of credits, to the sum of R$558,010 thousand and, in the accrued of September 30, 2014, the constitution of tax provisions, related to the PIS process – EC 17/97, to the sum of R$212,888 thousand.

29)    NON-OPERATING INCOME (LOSS)

	September 30 YTD - R$ thousand
	2015	2014
Gain/loss on sale and write-off of assets and investments	(233,825)	(234,086)
Recording/reversal of non-operating provisions	(98,368)	(152,600)
Other	75,918	48,574
Total	(256,275)	(338,112)

174             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

30)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)    Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On September 30 - R$ thousand
	2015	2014	2015	2014
	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(845,209)	(696,563)	-	-
Cidade de Deus Companhia Comercial de Participações	(622,495)	(513,017)	-	-
Fundação Bradesco	(222,714)	(183,546)	-	-
Demand deposits/Savings accounts:	(16,260)	(19,035)	(538)	(620)
BBD Participações S.A.	(4)	(2)	-	-
Nova Cidade de Deus Participações S.A.	(6)	(9)	-	-
Cidade de Deus Companhia Comercial de Participações	(12)	(11)	-	-
Key Management Personnel	(16,238)	(19,013)	(538)	(620)
Time deposits:	(171,239)	(119,773)	(6,341)	(6,511)
Cidade de Deus Companhia Comercial de Participações	(113,218)	(50,824)	(67)	(52)
Key Management Personnel	(58,021)	(68,949)	(6,274)	(6,459)
Securities sold under agreements to repurchase:	(881,127)	(451,122)	(54,279)	(49,591)
Cidade de Deus Companhia Comercial de Participações	(778,435)	(282,611)	(42,150)	(27,124)
BBD Participações S.A.	(59,478)	(54,125)	(9,122)	(12,486)
Key Management Personnel	(43,214)	(114,386)	(3,007)	(9,981)
Funds from issuance of securities:	(600,110)	(631,864)	(54,667)	(43,286)
Key Management Personnel	(600,110)	(631,864)	(54,667)	(43,286)
Rental of branches:	-	-	(1,620)	(1,114)
Fundação Bradesco	-	-	(1,620)	(1,114)

b)    Compensation for Key Management Personnel

Each year, the Annual Shareholders’ Meeting approves:

•    The annual grand total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•     The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organização Bradesco.

For 2015, the maximum amount of R$349,900 thousand was set for Management compensation and R$353,000 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Bradesco     175

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Short-term Management benefits

	September 30 YTD - R$ thousand
	2015	2014
Salaries	234,079	244,436
INSS contributions	52,475	54,800
Total	286,554	299,236

Post-employment benefits

	September 30 YTD - R$ thousand
	2015	2014
Defined contribution supplementary pension plans	238,097	240,685
Total	238,097	240,685

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On September 30
	2015	2014
● Common shares	0.72%	0.72%
● Preferred shares	1.08%	1.04%
● Total shares (1)	0.90%	0.88%

(1)  On September 30, 2015, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.10% of common shares, 1.12% of preferred shares and 2.11% of all shares.

176             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

31)    FINANCIAL INSTRUMENTS

Below is the statement of financial position by currency

	On September 30 - R$ thousand
	2015			2014
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,031,888,079	929,301,220	102,586,859	62,861,510
Funds available	12,917,355	7,543,662	5,373,693	3,719,338
Interbank investments	153,370,079	148,422,384	4,947,695	376,055
Securities and derivative financial instruments	364,471,441	344,555,380	19,916,061	14,755,092
Interbank and interdepartmental accounts	54,178,744	54,178,744	-	-
Loan and leasing	309,734,737	257,937,620	51,797,117	34,229,293
Other receivables and assets	137,215,723	116,663,430	20,552,293	9,781,732
Permanent assets	19,094,997	18,942,334	152,663	40,241
Investments	1,709,962	1,709,358	604	2,774
Premises and equipment and leased assets	5,000,202	4,972,061	28,141	13,820
Intangible assets	12,384,833	12,260,915	123,918	23,647
Total	1,050,983,076	948,243,554	102,739,522	62,901,751

Liabilities
Current and long-term liabilities	962,810,867	849,248,500	113,562,367	74,538,988
Deposits	203,636,596	165,167,393	38,469,203	28,313,491
Securities sold under agreements to repurchase	257,846,897	251,270,253	6,576,644	4,763,076
Funds from issuance of securities	110,986,290	101,301,611	9,684,679	8,529,162
Interbank and interdepartmental accounts	5,463,347	2,266,681	3,196,666	2,216,677
Borrowing and on-lending	69,653,605	36,953,419	32,700,186	15,590,658
Derivative financial instruments	14,860,348	13,426,911	1,433,437	3,223,980
Technical provision for insurance, pension plans and capitalization bonds	168,629,305	168,628,025	1,280	798
Other liabilities:
- Subordinated debts	38,535,072	24,791,512	13,743,560	8,471,905
- Other	93,199,407	85,442,695	7,756,712	3,429,241
Deferred income	459,168	459,168	-	-
Non-controlling interests in subsidiaries	1,480,302	1,480,302	-	-
Shareholders’ equity	86,232,739	86,232,739	-	-
Total	1,050,983,076	937,420,709	113,562,367	74,538,988

Net position of assets and liabilities			(10,822,845)	(11,637,237)
Net position of derivatives (2)			(19,735,802)	(14,907,527)
Other net off-balance-sheet accounts (3)			52,196	(1,019,834)
Net exchange position (liability)			(30,506,451)	(27,564,598)

(1)  Amounts originally recorded and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in off-balance-sheet accounts.

Bradesco     177

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

VaR Internal Model – Trading Portfolio

Below is the 1-day VaR:

Risk factors	On September 30 - R$ thousand
	2015	2014
Fixed rates	72,173	28,488
IGPM/IPCA	679	25,317
Exchange coupon	1,243	4,897
Foreign currency	1,243	1,866
Equities	-	8
Sovereign/Eurobonds and Treasuries	6,724	3,341
Other	73	1,504
Correlation/diversification effect	(10,003)	(12,345)
VaR (Value at Risk)	72,132	53,076

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also have an offsetting impact on the linked technical provisions.

178             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading and Banking Portfolios

		On September 30 - R$ thousand
		Trading and Banking portfolios (1)
		2015			2014
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(4,754)	(1,720,443)	(3,367,196)	(6,383)	(1,843,646)	(3,560,810)
Price indexes	Exposure subject to variations in price index coupon rates	(6,556)	(1,235,844)	(2,344,941)	(10,742)	(1,488,367)	(2,778,693)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(483)	(60,003)	(111,376)	(508)	(51,455)	(96,819)
Foreign currency	Exposure subject to exchange rate variations	(5,037)	(127,652)	(258,482)	(2,551)	(37,923)	(70,130)
Equities	Exposure subject to variation in stock prices	(11,332)	(283,312)	(566,625)	(16,414)	(410,359)	(820,718)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,449)	(56,127)	(110,669)	(535)	(28,158)	(54,696)
Other	Exposure not classified in other definitions	(213)	(5,323)	(10,647)	(1,286)	(32,162)	(64,324)
Total excluding correlation of risk factors		(29,824)	(3,488,704)	(6,769,936)	(38,419)	(3,892,070)	(7,446,190)
Total including correlation of risk factors		(16,201)	(2,944,144)	(5,693,479)	(28,873)	(3,549,489)	(6,795,077)

(1)  Amounts net of tax.

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. However, the market is highly dynamic which results in continuous changes in these positions. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions to mitigate related risks according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in a certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

Bradesco     179

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		On September 30 - R$ thousand
		Trading portfolio (1)
		2015			2014
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(888)	(337,501)	(653,560)	(951)	(283,265)	(549,986)
Price indexes	Exposure subject to variations in price index coupon rates	(10)	(1,714)	(3,143)	(976)	(126,606)	(246,050)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(20)	(2,065)	(4,070)	(495)	(51,874)	(97,405)
Foreign currency	Exposure subject to exchange rate variations	(384)	(8,598)	(14,560)	(995)	(25,172)	(50,386)
Equities	Exposure subject to variation in stock prices	-	-	-	(2)	(49)	(97)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(256)	(5,972)	(11,913)	(368)	(25,898)	(49,878)
Other	Exposure not classified in other definitions	-	(1)	(1)	(1,052)	(26,293)	(52,586)
Total excluding correlation of risk factors		(1,558)	(355,851)	(687,247)	(4,839)	(539,157)	(1,046,388)
Total including correlation of risk factors		(1,285)	(344,449)	(665,324)	(2,030)	(397,300)	(769,569)

(1)  Amounts net of tax.

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:   Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.03 a scenario of R$4.07 was used, while for a 1-year fixed interest rate of 15.79%, a 15.80% scenario was applied;

Scenario 2:   25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.03 a scenario of R$5.04 was used, while for a 1-year fixed interest rate of 15.79%, a 19.7% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3:    50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$4.03 a scenario of R$6.05 was used, while for a 1-year fixed interest rate of 15.79%, a 23.7% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

180             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	582,006,010	97,791,223	59,586,661	292,504,185	-	1,031,888,079
Funds available	12,917,355	-	-	-	-	12,917,355
Interbank investments (2)	146,183,762	5,345,904	1,290,026	550,387	-	153,370,079
Securities and derivative financial instruments (1) (2)	279,448,094	12,486,874	2,748,293	69,788,180	-	364,471,441
Interbank and interdepartmental accounts	53,530,162	-	-	648,582	-	54,178,744
Loan and leasing	32,827,058	67,023,116	47,819,185	162,065,378	-	309,734,737
Other receivables and assets	57,099,579	12,935,329	7,729,157	59,451,658	-	137,215,723
Permanent assets	369,202	1,521,349	1,740,092	12,239,305	3,225,049	19,094,997
Investments	-	-	-	-	1,709,962	1,709,962
Premises and equipment	122,329	312,760	375,311	3,741,784	448,018	5,000,202
Intangible assets	246,873	1,208,589	1,364,781	8,497,521	1,067,069	12,384,833
Total in 2015	582,375,212	99,312,572	61,326,753	304,743,490	3,225,049	1,050,983,076
Total in 2014	577,071,401	90,256,649	57,006,604	260,284,360	2,745,398	987,364,412

Liabilities
Current and long-term liabilities	548,297,579	103,361,024	64,343,263	246,809,001	-	962,810,867
Deposits (3)	133,230,972	17,555,985	11,181,653	41,667,986	-	203,636,596
Securities sold under agreements to repurchase (2)	190,933,105	38,419,491	10,898,272	17,596,029	-	257,846,897
Funds from issuance of securities	2,567,214	21,359,905	24,495,138	62,564,033	-	110,986,290
Interbank and interdepartmental accounts	5,463,347	-	-	-	-	5,463,347
Borrowing and on-lending	4,405,026	19,112,662	13,709,097	32,426,820	-	69,653,605
Derivative financial instruments	13,578,110	805,730	290,061	186,447	-	14,860,348
Technical provisions for insurance, pension plans and capitalization bonds (3)	137,513,104	4,387,900	1,641,080	25,087,221	-	168,629,305
Other liabilities:	60,606,701	1,719,351	2,127,962	67,280,465	-	131,734,479
- Subordinated debts	123,231	935	1,017	38,409,889	-	38,535,072
- Other	60,483,470	1,718,416	2,126,945	28,870,576	-	93,199,407
Deferred income	459,168	-	-	-	-	459,168
Non-controlling interests in subsidiaries	-	-	-	-	1,480,302	1,480,302
Shareholders’ equity	-	-	-	-	86,232,739	86,232,739
Total in 2015	548,756,747	103,361,024	64,343,263	246,809,001	87,713,041	1,050,983,076
Total in 2014	549,185,052	90,222,680	60,724,046	207,500,878	79,731,756	987,364,412

Net assets in 2015 YTD	33,618,465	29,570,013	26,553,503	84,487,992	-	-
Net assets in 2014 YTD	27,886,349	27,920,318	24,202,876	76,986,358	-	-

(1)  Investments in investment funds are classified as 1 to 30 days;

(2)  Repurchase agreements are classified according to the maturity of the transactions; and

(3)  Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

Bradesco     181

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio (1)	On September 30 - R$ thousand
	Prudential	Financial
	2015	2014
Tier I capital	73,577,076	74,127,110
Common equity	73,577,076	74,127,110
Shareholders’ equity	86,232,739	79,242,116
Prudential adjustments (2)	(12,655,663)	(5,115,006)
Tier II capital	19,513,015	21,698,075
Subordinated debt	19,513,015	21,698,075
Capital (a)	93,090,091	95,825,185

- Credit risk	585,507,055	534,165,459
- Market risk	21,310,030	23,607,303
- Operational risk	37,106,556	30,979,716
Risk-weighted assets – RWA (b)	643,923,641	588,752,478

Basel ratio (a/b)	14.5%	16.3%
Tier I capital	11.4%	12.6%
- Principal capital	11.4%	12.6%
Tier II capital	3.0%	3.7%

(1)  As per January 2015, the Basel Ratio started to be calculated based on the "Prudential Consolidated", in accordance with CMN Resolution No. 4,192/13; and

(2)  As per January 2015, the factor applied to prudential adjustments went from 20% to 40%, according to the timeline for application of deductions of prudential adjustments, defined in Article11 of CMN Resolution No. 4,192/13.

a)      Capital Management

The primary objective of the Capital Management structure is to provide the necessary conditions for a continuous process of capital assessment, monitoring and control, contributing to the achievement of the Organization’s strategic objectives. It considers the current business environment and a prospective and consistent vision for capital adequacy planning. This structure is composed of the Statutory, Non-Statutory and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

The internal process of assessing capital adequacy is carried out so as to ensure that the Organization has a Reference Equity base composition to support the development of activities and provide sufficient protection against risks, whether in normal or in extreme market conditions, as well as meeting managerial and regulatory requirements in relation to capital management.

182             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

b)      Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On September 30 - R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement		In shareholders’ equity
	2015		2015	2014	2015	2014
Securities and derivative financial instruments (Notes 3e, 3f and 7)	364,471,441	362,903,631	(8,435,103)	2,243,680	(1,567,810)	2,336,821
- Adjustment of available-for-sale securities (Note 7b II)			(6,867,293)	(93,141)	-	-
- Adjustment of held-to-maturity securities (Note 7c item 7)			(1,567,810)	2,336,821	(1,567,810)	2,336,821
Loan and leasing (Notes 2, 3g and 9) (1)	366,054,960	363,715,773	(2,339,187)	(1,351,853)	(2,339,187)	(1,351,853)
Investments (Notes 3j and 12) (2)	1,709,962	21,279,069	19,569,107	18,157,445	19,569,107	18,157,445
Treasury shares (Note 22c)	421,041	409,414	-	-	(11,627)	116,469
Time deposits (Notes 3n and 15a)	88,736,673	88,184,533	552,140	378,430	552,140	378,430
Funds from issuance of securities (Note 15c)	110,986,290	111,086,839	(100,549)	(220,831)	(100,549)	(220,831)
Borrowing and on-lending (Notes 16a and 16b)	69,653,605	69,574,609	78,996	(44,621)	78,996	(44,621)
Subordinated debts (Note 18)	38,535,072	37,742,715	792,357	(164,112)	792,357	(164,112)
Unrealized gains excluding tax			10,117,761	18,998,138	16,973,427	19,207,748

(1)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2)  Primarily includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organização Bradesco for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

Bradesco     183

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

32)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE.

In addition to the aforementioned plan, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), especially to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec), exclusively for former employees of Banco BEC S.A.

Expenses related to contributions made in the period of nine months ended September 30, 2015, totaled R$451,265 thousand (R$463,322 thousand in 2014).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$2,399,159 thousand in the period of nine months ended September 30, 2015 (R$2,234,143 thousand in 2014).

184             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

33)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	September 30 YTD - R$ thousand
	2015	2014
Income before income tax and social contribution	2,289,190	16,060,437
Total burden of income tax and social contribution at the current rates (1)	(915,676)	(6,424,175)
Effect on the tax calculation:
Earnings (losses) of affiliates	19,944	52,192
Net non-deductible expenses of nontaxable income	58,881	(86,987)
Net tax credit of deferred liabilities (2)	2,341,220	-
Interest on shareholders’ equity (paid and payable)	1,378,572	1,078,904
Other amounts (3)	7,770,355	504,077
Income tax and social contribution for the period	10,653,296	(4,875,989)

(1)  Current rates: (i) 25% for income tax; (ii) of 15% for the social contribution to financial and equated companies, and of the insurance industry, and of 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15; and (iii) of 9% for the other companies (Note 3h);

(2)  Constitution of tax credit, net of deferred liabilities, related to the increase in the social contribution tax rate, according to Law No. 13,169/15; and

(3)  Basically, includes, (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the effect of the rise in the rate of the social contribution on profits, in accordance with Law No. 13,169/15; and (iii) the deduction incentives.

b)   Breakdown of income tax and social contribution in the income statement

	September 30 YTD - R$ thousand
	2015	2014
Current taxes:
Income tax and social contribution payable	(7,371,103)	(7,339,033)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	12,738,572	3,089,597
Use of opening balances of:
Social contribution loss	(161,393)	(360,221)
Income tax loss	(76,413)	(631,525)
Constitution in the period on:
Social contribution loss	1,186,788	133,457
Income tax loss	1,862,944	231,736
Activation of the tax credit – Law No. 13,169/15:
Social contribution losses	422,853	-
Temporary differences	2,051,048	-
Total deferred taxes	18,024,399	2,463,044
Income tax and social contribution for the period	10,653,296	(4,875,989)

Bradesco     185

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2014	Amount recorded (1)	Amount realized	Balance on 09.30.2015	Balance on 09.30.2014
Allowance for loan losses	18,052,846	8,029,907	2,972,394	23,110,359	17,906,350
Civil provisions	1,570,222	687,563	508,913	1,748,872	1,592,675
Tax provisions	2,195,186	537,618	62,534	2,670,270	2,090,760
Labor provisions	1,096,117	520,761	334,023	1,282,855	1,146,917
Provision for devaluation of securities and investments	429,566	48,339	31,591	446,314	452,778
Provision for devaluation of foreclosed assets	277,856	169,983	107,561	340,278	259,569
Adjustment to fair value of trading securities	216,956	6,790,442	162,343	6,845,055	4,395
Amortization of goodwill	278,407	13,895	8,340	283,962	286,740
Provision for interest on shareholders’ equity (2)	-	1,192,924	-	1,192,924	780,487
Other	2,529,410	2,091,836	1,105,949	3,515,297	2,546,718
Total deductible taxes on temporary differences	26,646,566	20,083,268	5,293,648	41,436,186	27,067,389
Income tax and social contribution losses in Brazil and overseas	4,532,371	3,472,585	237,806	7,767,150	3,418,729
Subtotal (3)	31,178,937	23,555,853	5,531,454	49,203,336	30,486,118
Adjustment to fair value of available-for-sale securities (3)	1,055,334	2,141,671	144,075	3,052,930	718,265
Social contribution - Provisional Measure No. 2,158-35/01	113,783	-	-	113,783	113,783
Total deferred tax assets (Note 10b)	32,348,054	25,697,524	5,675,529	52,370,049	31,318,166
Deferred tax liabilities (Note 33f)	3,291,978	1,008,882	1,081,284	3,219,576	3,240,207
Deferred tax assets, net of deferred tax liabilities	29,056,076	24,688,642	4,594,245	49,150,473	28,077,959
- Percentage of net deferred tax assets on capital (Note 31)	29.5%			52.8%	29.3%
- Percentage of net deferred tax assets over total assets	2.8%			4.7%	2.8%

(1)  Includes the sum of R$2,473,901 thousand, concerning the increase of the rate of the social contribution on the temporary additions and negative basis provisioned for completion by December 2018, based on technical studies and analyses carried out by the Management, according to Law No. 13,169/15;

(2)  Deferred taxes on interest on shareholders’ equity is recorded up to the authorized tax limit; and

(3)  Deferred tax assets from financial companies and similar companies, and insurance companies were established considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

186             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution – Provisional Measure No. 2,158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure No. 2,158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2015	2,500,099	1,489,519	34,821	23,247	39	4,047,725
2016	4,076,660	2,649,485	435,757	493,417	106,097	7,761,416
2017	4,295,212	2,814,385	513,470	570,808	-	8,193,875
2018	3,296,621	2,038,090	603,034	651,062	-	6,588,807
2019	5,278,157	4,017,367	1,208,280	901,192	-	11,404,996
2020 (nine months)	4,950,145	4,030,446	1,444,107	887,955	7,647	11,320,300
Total	24,396,894	17,039,292	4,239,469	3,527,681	113,783	49,317,119

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$44,808,964 thousand (R$29,306,102 thousand in 2014), of which R$37,758,765 thousand (R$26,039,308 thousand in 2014) relates to temporary differences, R$6,940,662 thousand (R$3,159,509 thousand in 2014) to tax losses and negative basis of social contribution and R$109,537 thousand (R$107,285 thousand in 2014) to deferred social contribution, Provisional Measure No. 2,158-35.

e)   Unrecognized deferred tax assets

On September 30, 2015, deferred tax assets of R$1,927 thousand (R$1,927 thousand in 2014) were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	On September 30 - R$ thousand
	2015	2014
Mark-to-market adjustment to securities and derivative financial instruments	709,589	826,877
Difference in depreciation	638,520	880,682
Judicial deposit and others (1)	1,871,467	1,532,648
Total	3,219,576	3,240,207

(1)  Includes, in 2015, the sum of R$132,681 thousand, related to the increase of the CSLL rate, in accordance with Law No. 13,169/15.

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

34)    OTHER INFORMATION

a)   The Organização Bradesco manages investment funds and portfolios with net assets which, on September 30, 2015, amounted to R$518,637,734 thousand (R$486,941,677 thousand in 2014).

Bradesco     187

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

b)   Consortium funds

	On September 30 - R$ thousand
	2015	2014
Monthly estimate of funds receivable from consortium members	468,896	411,457
Contributions payable by the group	22,646,869	20,067,816
Consortium members - assets to be included	20,288,611	18,007,206
Credits available to consortium members	4,562,324	4,054,089

	In Units
	2015	2014
Number of groups managed	3,570	3,390
Number of active consortium members	1,153,655	1,020,435
Number of assets to be included	538,077	483,962

c)     As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. The accounting standards which have been approved by CMN include the following:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33 – shall take effect as from January 1, 2016).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Bacen Circular Letters No. 3,472/09 and No. 3,516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), in compliance with international standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 31, 2015, Bradesco published its consolidated financial statements for December 31, 2013 and 2014 on its website, in accordance with IFRS standards. The net profit and shareholders’ equity of the financial statements disclosed in IFRS were not substantially different from those presented in the financial statements prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen). As there were no substantial differences between the two sets of financial statements (GAAPs) in the year ended December 31, 2014, Management expects that the net profit and shareholders’ equity for the period of nine months ended September 30, 2015 will also not be materially different in the two GAAPs.

188             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

d)     On August 3, 2015, Bradesco informed the market that it had signed the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. - Banco Múltiplo and HSBC Serviços e Participações Ltda. ("HSBC"), for the value of US$5.2 billion. The price shall be adjusted by the equity variation of HSBC as per 12.31.2014 and will be paid on the date of completion of the operation, which is subject to the approval of the competent regulatory authorities and compliance with the legal formalities. With the acquisition, Bradesco will assume all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients.

e)     There were no subsequent events that need to be adjusted or disclosed for the consolidated financial statements as of September 30, 2015.

Bradesco     189

Consolidated Financial Statements and Independent Auditors’ Report

Report on the Review of Interim Consolidated Financial Information

To the Board of Directors and Management of

Banco Bradesco S.A.

Osasco - SP

Introduction

We have reviewed the consolidated statement of financial position of the Economic-Financial Consolidated (Consolidado Econômico Financeiro - CONEF) of Banco Bradesco S.A. (“Bradesco”), as at September 30, 2015 and the related consolidated statements of income, changes in shareholders' equity and cash flows for nine-month period then ended, as well as the summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of this interim consolidated financial information of the Economic-Financial Consolidated in accordance with Article 3rd of Resolution 2,723, dated May 31, 2000, of the National Monetary Council (Conselho Monetário Nacional – CMN) and supplementary regulations of the Chart of Accounts for Financial Institutions (Plano Contábil de Instituições Financeiras – Cosif) described in the explanatory note 2. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the interim consolidated financial information mentioned above were not prepared, in all material aspects, in accordance with the Article 3rd of the Resolution no 2,723, of the National Monetary Council (Conselho Monetário Nacional - CMN) and supplementary regulations of the Chart of Accounts for Financial Institutions (Plano Contabil de Instituições Financeiras - Cosif), as described in explanatory note 2 to the interim consolidated financial information, based on the evidences obtained.

Emphasis

Basis of preparation of the interim consolidated financial information of the Economic-Financial Consolidated

We draw attention to the explanatory note 2 to the interim consolidated financial information which describes the basis of preparation of the interim consolidated financial information of the Economic-Financial Consolidated. These interim consolidated financial information were prepared in accordance with the Article 3rd of Resolution 2,723, of the CMN. Consequently, the interim consolidated financial information may not be appropriate for other purposes. Our conclusion does not have a qualification related to this matter.

Other matters

We also reviewed the interim statement of value added (DVA) for nine-month period ended as at September 30, 2015, which was prepared under Bradesco’s Management responsibility and is being presented as supplementary information. This statement was subject to the same review procedures described above and based on our review, we are not aware of any facts that would lead us to believe it was not prepared, in all material respects, consistently with the interim consolidated financial information.

190             Economic and Financial Analysis Report – September 2015

Consolidated Financial Statements and Independent Auditors’ Report

Report on the Review of Consolidated Interim Financial Information

Bradesco has prepared a separate set of stand-alone financial statements for general purposes for the three and nine-month periods ended September 30, 2015, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued a unqualified limited review report, on October 28, 2015.

Osasco, October 28, 2015

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco     191

Consolidated Financial Statements and Independent Auditors’ Report

Notes to the Consolidated Financial Statements

(This page was left blank intentionally)

192             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the Individual Financial Statements of Banco Bradesco S.A related to the period ended on September 30, 2015, prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

Despite pressures on the exchange rate, the prospect of inflation control next year has led the Central Bank to interrupt the cycle of higher interest rates. At the same time, the adjustment of the Brazilian economy follows course, with the challenges, still present, to re-balance the public accounts. With this, the Country searches for basis for sustainable forward development, guided by opportunities for investment and recovery of household consumption.

In the Organization, among the developments that marked the quarter, we highlight the dissemination, on August 3, of the signature of the Purchase of Shares Agreement with HSBC Latin America Holdings (UK) Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda., and consequently to assume all the operations of HSBC in Brazil. Subject to the approval of the competent regulatory bodies and the fulfillment of the legal formalities, the operation reaffirms the goals of Bradesco to strengthen its presence and activity in the market, thus increasing gains in efficiency and scale, besides adding value to its shareholders.

Also important, we highlight the following:

•       on August 6, the launch of the Espaço Bradesco Next Móvel at Shopping Iguatemi, in São Paulo. The objective of this new configuration, itinerant in form will mark our presence in different localities, taking to the public the experience of the latest technologies and innovations, as well as expanding the conquest of new business;

•       on September 14, once again Bradesco was selected to integrate the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, in the Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets portfolios. The DJSI is composed of actions of a select list of companies with best practices for sustainable development; and

•       since September, Bradesco Clients can withdraw cash and check their balance without the use of the card, in the whole Banco24Horas network, using biometric authentication.

From January 1 to September 30, 2015, Bradesco recorded a Net Profit of R$12.837 billion, 15.7% higher in comparison to the same period last year, equivalent to R$2.55 per share and profitability of 20.4% over the average Shareholders’ Equity(*). The annualized return on Average Total Assets was 1.7%.

R$4.358 billion was destined to the shareholders, in the period, as Interest on Own Capital and Dividends, of which R$1.707 billion was paid in the form of monthly and intermediaries and R$2.651 billion provisioned.

The taxes and contributions, including pensions, paid or provisioned, totaled R$9.934 billion in the first nine months, whereby R$6.963 billion was related to withheld taxes and collected from third parties and R$2.971 billion calculated based on the activities developed by the Bank equivalent to 23.1% of the Net Profit.

At the end of the quarter, the realized Capital Stock was of R$43.100 billion. Added to the Equity Reserves of R$43.133 billion, it resulted in a Shareholders’ Equity of R$86.233 billion, with a growth of 8.8% as compared to the same period of 2014, corresponding to the equity value of R$17.14 per share.

Calculated on the basis of the listing of its shares, the Market Value of Bradesco reached R$113.288 billion on September 30, 2015, equivalent to 1.3 times the Shareholders’ Equity.

The Shareholders’ Managed Equity represents 8.9% of the Total Assets, which amounted to R$969.653 billion, with a growth of 3.9% in September 2014. Thus, the index of solvency was 14.5% higher, therefore, at the minimum of 11% established by Resolution No. 4,193/13 of the National Monetary Council, in compliance with the Basel Committee. The immobilization index, at the end of the quarter, regarding the Reference Equity in the Prudential Consolidated was of 38.6%, therefore within the maximum limit of 50%.

Bradesco, in compliance with Article 8 of Brazilian Central Bank Circular Letter No. 3,068/01, declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities”.

The total funds obtained and managed by the Bank, on September 30, 2015, totaled R$1.196 trillion, 3.1% higher than same period of the previous year, distributed as follows:

R$589.398   billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;

R$365.516   billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 6.9% increase;

R$186.715   billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil,  Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil, a 21.8% growth; and

Bradesco     193

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

R$53.991     billion in foreign funding, through public and private issues, subordinated debt overseas, securitization of future financial flows and borrowings and on-lendings overseas, equivalent to US$13.590 billion.

The balance of loan operations, at the end of the period, recorded a balance of R$287.607 billion, an increase of 9.1% in comparison to September 2014, including in this sum:

R$8.274       billion in Advances on Exchange Contracts, for a total Export Financing portfolio of US$10.942 billion;

US$3.388     billion operations in Import Finance in Foreign Currencies;

R$21.496     billion in business in the Rural Area;

R$42.361     billion in Consumption Finance, which includes R$2.686 billion of credit receivables from Credit Cards; and

R$30.856     billion related to operations of transfer of internal and external resources, originating mainly from the BNDES - Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development), exceeding as one of the main distributing agent of loans.

For the activities of Real Estate Credit, in the period from January to September, the Organização Bradesco devoted the sum of R$10.575 billion in resources for the construction and acquisition of 'own house', comprising 41,713 properties.

The Customer Service Network of Organização Bradesco, held at the disposal of customers and users present in all the regions of Brazil and in various cities Abroad, at the end of the period, comprised 71,738 points. Simultaneously, provided 31,495 machines of the Rede de Autoatendimento Bradesco  (Bradesco ATMs), of which 31,004 operate also on weekends and bank holidays, besides 18,618 machines of the Banco24Horas network (24-Hour ATMs), available to clients for operations of cash withdrawals, issuing statements, checking balances, requesting loans, payments and transfers between accounts. In the vehicle segment, with the presence of Bradesco Financiamentos, it counted on 10,883 retail points:

8,089          Branches and PAs (Service Branches) in Brazil (Branches: Bradesco 4,587, Banco Bradesco Cartões 1, Banco Bradesco Financiamentos 2, Banco Bradesco BBI 1, Banco Bradesco BERJ 1, Banco Alvorada 1; and PAs: 3,496);

3                 Branches abroad, with one in New York and one in Grand Cayman of Bradesco and one in London of the subsidiary Banco Bradesco Europa;

11               Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC, Bradesco Securities, Inc., and BRAM US LLC in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co. Ltd., in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

1,824          Correspondents of Bradesco Promotora, in the segment of consigned credit;

48,175         Bradesco Expresso service points;

845             PAEs – in-company electronic service branches;

874             External terminals in the Bradesco ATMs; and

11,917        ATMs in the Banco24Horas network, with 450 terminals shared by both networks.

The Organização Bradesco, according to the provision in Instruction No. 381/03, of the Brazilian Securities and Exchange Commission, in the period of January to September 2015, neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors were the previously-agreed procedures for reviews of, substantially, financial, fiscal and actuarial information. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the evaluation of the Audit Committee.

In the context of People Management, the Organization has emphasized that each year the evolution of training programs of UNIBRAD - Bradesco Corporate University oriented to the training and development of staff, aiming at its qualification so it can always offer to the Bradesco Client excellence in customer service. In the period of January to September 2015, 1,720 courses were given, with 534,277 participations. The assistance benefits, aiming at ensuring the well-being, the improvement in the quality of life and safety of employees and their dependents, covered, at the end of the quarter, 166,827 people.

194             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

The social action of the Organization is mainly focused on educational and assistance programs developed through Fundação Bradesco, which maintains 40 own Schools installed as a priority in regions of accentuated socio-economic deprivation, in all the Brazilian States and in the Federal District. This year, its budget is predicted to be R$537.311 million, whereby R$463.246 million destined to cover Expenses of the Activities and R$74.065 million to the investments in Infrastructure and Educational Technology, that allows it to offer quality education free-of-charge to the: a) 101,609 students enrolled in its schools in the following levels: Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income; b) 380 thousand students who will complete at least one of the distance-learning courses on offer (EaD) through its e-learning portal; and c) 17,346 people who will benefit through partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and Technology courses (Educar e Aprender). Around 44 thousand students of Basic Education, are ensured free-of-charge education, alimony, medical-dental assistance, school materials and uniform.

In the Municipal District of Osasco, SP, Programa Bradesco Esportes e Educação has Qualification and Specialist Centers to teach the modalities of Women's Volleyball and Basketball. The activities are developed in their own Sports Development Center, in the Fundação Bradesco schools, Sports Centers of the City Hall, and private schools and in a leisure club. Currently, two thousand girls are assisted by this program, from the age of eight, reaffirming the social commitment and valuation of talent and plain exercise of citizenship, with intervention in education, sports and health.

In the period, we registered important acknowledgments to Bradesco, of which we highlight:

•      Most valuable Bank Brand in Latin America, according to a survey conducted by consultancy BrandAnalytics of Millward Brown for the 2015 edition of the BrandZ Top 50 Most Valuable Brands in Latin America. It also appears in fourth place in the general ranking among all segments with the value of US$5.2 billion;

•       It integrates, for the 16th time in the annual list of the 135 Best Companies to Work For in Brazil, in a research performed by the Época magazine, assessed as a Great Place to Work;

•      Highlight in the 2015 edition of the Anuário Valor 1000 (Yearbook) published by the newspaper Valor Econômico, integrating the ranking of the largest Banks; and

•      Highlight of the Prêmio Ouvidoria Brasil (Ombudsman Award), the Ombudsman Services of Bradesco, for the fourth consecutive time, were elected among the 10 Best in the Country, in a survey of the Associação Brasileira de Ouvidores – ABO (Brazilian Association of Ombudsmen) and the Associação Brasileira das Relações Empresa-Cliente – Abrarec (Brazilian Association of Company-Client Relations), with the support from the Consumidor Moderno magazine.

The performance and the results that have been obtained confirmed the commitment of Bradesco of always offering excellent products and services. Convinced that this is the safe path to expand horizons and contribute towards the development of the country, we renewed our thanks to our shareholders and clients, for their support and trust, and to our employees and other collaborators, for their efficient and dedicated work.

Cidade de Deus, October 28, 2015

Board of Directors

and the Board of Executive Officers

(*)    Excluding mark-to-market effect of Available-for-sale Securities recorded under Shareholders’ Equity.

Bradesco     195

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Individual Financial Position on September 30 – In thousands of Reais

Assets	2015	2014
Current liabilities	507,048,487	562,228,134
Cash and due from banks (Note 4)	12,413,758	10,837,771
Interbank investments (Notes 3d and 5)	221,339,333	244,229,966
Securities purchased under agreements to resell	163,069,065	193,664,637
Interest-earning deposits in other banks	58,314,538	50,598,031
Provision for losses	(44,270)	(32,702)
Securities and derivative financial instruments (Notes 3e, 3f, 6 and 28b)	59,571,351	113,298,942
Own portfolio	18,433,324	12,255,917
Subject to unrestricted repurchase agreements	23,103,908	94,179,624
Derivative financial instruments (Notes 3f, 6d II and 28b)	13,473,420	4,021,228
Given in guarantee to the Brazilian Central Bank	22,201	-
Given in guarantee	4,471,206	2,842,173
Subject to unrestricted repurchase agreements	67,292	-
Interbank accounts	52,129,113	46,810,268
Unsettled payments and receipts	1,086,496	998,461
Reserve requirement (Note 7):
- Reserve requirement - Brazilian Central Bank	51,030,568	45,799,941
- SFH	6,345	5,551
Correspondent banks	5,704	6,315
Interdepartmental accounts	161,110	257,535
Internal transfer of funds	161,110	257,535
Loans (Notes 3g, 8 and 28b)	114,449,361	108,944,643
Loans:
- Public sector	3,657,829	79,078
- Private sector	125,378,032	119,633,615
Loans transferred under an assignment with recourse	134,279	-
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(14,720,779)	(10,768,050)
Leasing (Notes 3g, 8 and 28b)	(608)	(1,832)
Leasing receivables:
- Private sector	1,001	3,783
Unearned income from leasing	(1,001)	(3,286)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(608)	(2,329)
Other receivables	45,662,443	36,865,460
Receivables on sureties and guarantees honored (Note 8a-3)	67,337	36,057
Foreign exchange portfolio (Note 9a)	22,365,210	11,564,574
Receivables	4,155,497	3,872,002
Securities trading	764,489	460,827
Sundry (Note 9b)	18,720,585	21,210,875
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(410,675)	(278,875)
Other assets (Note 10)	1,322,626	985,381
Other assets	1,456,432	1,005,455
Provision for losses	(472,818)	(285,720)
Prepaid expenses (Notes 3i and 10b)	339,012	265,646
Long-term receivables	341,555,943	245,614,873
Interbank investments (Notes 3d and 5)	24,357,051	22,078,387
Interest-earning deposits in other banks	24,357,051	22,078,387
Securities and derivative financial instruments (Notes 3e, 3f, 6 and 28b)	139,340,381	80,629,572
Own portfolio	24,343,198	20,560,509
Subject to unrestricted repurchase agreements	112,578,963	56,610,393
Derivative financial instruments (Notes 3f, 6d II and 28b)	228,188	1,331,163
Given in guarantee to the Brazilian Central Bank	-	20,104

196             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Individual Financial Position on September 30 – In thousands of Reais

Assets	2015	2014
Privatization rights	6,104	6,542
Given in guarantee	1,521,054	1,713,726
Subject to unrestricted repurchase agreements	662,874	387,135
Interbank accounts	648,582	608,461
Reserve requirement (Note 7):
- SFH	648,582	608,461
Loans (Notes 3g, 8 and 28b)	137,573,702	126,336,694
Loans:
- Public sector	460,277	2,141,863
- Private sector	137,469,774	126,252,590
Loans transferred under an assignment with recourse	7,232,732	4,311,728
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(7,589,081)	(6,369,487)
Leasing (Notes 3g, 8 and 28b)	(117)	(1,049)
Leasing receivables:
- Private sector	477	1,760
Unearned income from leasing	(393)	(1,760)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(201)	(1,049)
Other receivables	39,510,293	15,863,170
Receivables	251,977	-
Securities trading	1,515,641	411,429
Sundry (Note 9b)	37,782,621	15,463,987
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(39,946)	(12,246)
Other assets (Note 10)	126,051	99,638
Prepaid expenses (Notes 3i and 10b)	126,051	99,638
Permanent assets	121,048,084	125,258,645
Investments (Notes 3j, 11 and 28b)	114,345,680	117,668,449
Earnings (losses) of affiliates:
- In Brazil	111,741,571	116,112,175
- Overseas	2,595,844	1,551,760
Other investments	51,614	47,863
Provision for losses	(43,349)	(43,349)
Premises and equipment (Notes 3k and 12)	2,579,749	2,569,798
Premises	17,415	43,108
Other premises and equipment	6,696,077	6,436,507
Accumulated depreciation	(4,133,743)	(3,909,817)
Leased Fixed Assets	78,260	202,411
Leased Assets	147,500	372,484
Accumulated depreciation	(69,240)	(170,073)
Intangible assets (Notes 3l and 13)	4,044,395	4,817,987
Intangible Assets	9,432,738	8,633,893
Accumulated amortization	(5,388,343)	(3,815,906)
Total	969,652,514	933,101,652

The accompanying Notes are an integral part of these Individual Financial Statements.

Bradesco     197

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Individual Financial Position on September 30 – In thousands of Reais

Liabilities	2015	2014
Current liabilities	662,653,440	620,084,656
Deposits (Notes 3n and 14a)	251,770,221	200,901,251
Demand deposits	23,202,317	33,549,139
Savings deposits	89,616,088	87,293,425
Interbank deposits	90,347,469	36,901,370
Time deposits (Notes 14a and 28b)	48,604,347	43,157,317
Securities sold under agreements to repurchase (Notes 3n and 14b)	274,425,695	311,214,596
Own portfolio	113,954,185	120,257,317
Third-party portfolio	159,780,255	190,006,199
Unrestricted portfolio	691,255	951,080
Funds from issuance of securities (Notes 14c and 28b)	48,422,257	42,244,712
Mortgage and real estate notes, letters of credit and others	43,525,848	38,891,494
Securities issued overseas	4,629,524	3,177,342
Structured operations certificates	266,885	175,876
Interbank accounts	1,300,859	1,244,970
Unsettled payments and receipts	70,390	100,505
Correspondent banks	1,230,469	1,144,465
Interdepartmental accounts	4,221,028	3,378,113
Third-party funds in transit	4,221,028	3,378,113
Borrowing (Notes 15a and 28b)	21,073,742	11,884,325
Borrowing overseas	21,073,742	11,884,325
On-lending in Brazil - official institutions (Notes 15b and 28b)	12,430,634	12,634,500
National treasury	145,419	128,451
BNDES	4,006,337	3,870,102
FINAME	8,266,978	8,622,098
Other institutions	11,900	13,849
On-lending overseas (Notes 15b and 28b)	2,231,320	251,048
On-lending overseas	2,231,320	251,048
Derivative financial instruments (Notes 3f, 6d II and 28b)	14,728,285	4,160,792
Derivative financial instruments	14,728,285	4,160,792
Other liabilities	32,049,399	32,170,349
Payment of taxes and other contributions	3,557,325	3,809,613
Foreign exchange portfolio (Note 9a)	12,302,087	5,611,062
Social and statutory	2,832,331	2,350,644
Tax and social security (Note 18a)	432,380	392,781
Securities trading	906,236	1,107,813
Financial and development funds	163	1,315
Subordinated debts (Notes 17 and 28b)	154,813	4,474,256
Sundry (Note 18b)	11,864,064	14,422,865
Long-term liabilities	220,700,746	233,752,195
Deposits (Notes 3n and 14a)	42,307,500	92,527,064
Interbank deposits	1,048,427	45,310,622
Time deposits (Notes 14a and 28b)	41,259,073	47,216,442
Securities sold under agreements to repurchase (Notes 3n and 14b)	20,894,768	28,843,544
Own portfolio	20,306,192	28,843,544
Unrestricted portfolio	588,576	-
Funds from issuance of securities (Notes 14c and 28b)	69,966,688	41,053,025
Mortgage and real estate notes, letters of credit and others	64,669,669	35,611,490
Securities issued overseas	5,069,621	5,365,708
Structured operations certificates	227,398	75,827
Borrowing (Notes 15a and 28b)	5,205,847	1,886,784

198             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Individual Financial Position on September 30 – In thousands of Reais

Liabilities	2015	2014
Borrowing overseas	5,205,847	1,886,784
On-lending in Brazil - official institutions (Notes 15b and 28b)	24,943,616	28,451,386
BNDES	6,793,167	8,257,790
FINAME	18,150,449	20,182,353
Other institutions	-	11,243
On-lending overseas (Notes 15b and 28b)	2,007,756	-
On-lending overseas	2,007,756	-
Derivative financial instruments (Notes 3f, 6d II and 28b)	140,925	940,761
Derivative financial instruments	140,925	940,761
Other liabilities	55,233,646	40,049,631
Tax and social security (Note 18a)	4,042,421	3,145,069
Subordinated debts (Notes 17 and 28b)	38,409,889	32,021,706
Sundry (Note 18b)	12,781,336	4,882,856
Deferred income	65,589	22,685
Deferred income	65,589	22,685
Shareholders' equity (Note 19)	86,232,739	79,242,116
Capital:
- Domiciled in Brazil	42,559,621	37,622,388
- Domiciled overseas	540,379	477,612
Capital reserves	11,441	11,441
Profit reserves	47,664,681	41,487,446
Asset valuation adjustments - Available-for-sale Securities	(4,122,342)	(58,756)
Treasury shares (Notes 19c and 28b)	(421,041)	(298,015)
Total	969,652,514	933,101,652

The accompanying Notes are an integral part of these Individual Financial Statements.

Bradesco     199

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Individual Statement of Accumulated Income on September 30 – In thousands of Reais

	2015	2014
Financial Intermediation Income	81,451,723	69,023,602
Loans (Note 8j)	38,748,482	32,399,952
Leasing (Note 8j)	83,306	634,902
Operations with securities (Note 6h)	43,206,596	32,325,767
Derivative financial instruments (Note 6d-v)	(8,747,402)	(251,972)
Foreign exchange operations (Note 9a)	5,277,388	628,968
Reserve requirement (Note 7b)	3,179,640	3,274,321
Sale or transfer of financial assets	(296,287)	11,664

Financial Intermediation Expenses	99,589,059	59,212,621
Retail and professional market funding (Note 14d)	57,192,816	46,472,047
Borrowing and on-lending (Note 15c)	29,516,708	3,980,776
Leasing (Note 8j)	79,408	629,223
Allowance for loan losses (Notes 3g, 8g and 8h)	12,800,127	8,130,575

Gross Income From Financial Intermediation	(18,137,336)	9,810,981

Other Operating Income/Expenses	15,173,317	(166,164)
Fee and commission income (Note 20)	8,943,408	7,854,171
Other fee and commission income	5,314,971	4,813,110
Income from banking fees	3,628,437	3,041,061
Payroll and related benefits (Note 21)	(8,826,949)	(8,526,631)
Other administrative expenses (Note 22)	(9,330,942)	(8,621,304)
Tax expenses (Note 23)	(1,423,597)	(1,537,208)
Equity in the earnings (losses) of affiliates and subsidiary (Note 11a)	28,899,014	12,688,379
Other operating income (Note 24)	952,190	771,178
Other operating expenses (Note 25)	(4,039,807)	(2,794,749)
Operating Income	(2,964,019)	9,644,817
Non-Operating Income (LOSS) (Note 26)	(283,316)	(170,799)
Income Before Taxes and Non-Controlling Interest	(3,247,335)	9,474,018
Income Tax and Social Contribution (Notes 30a and 30b)	16,084,311	1,621,518
Net Profit	12,836,976	11,095,536
Interest on shareholders’ equity and dividends (Note 19b)	4,358,430	3,759,987
Number of outstanding shares (Note 19a)	5,029,992,153	4,195,390,559
Earnings per share R$	2.55	2.64

The accompanying Notes are an integral part of these Individual Financial Statements.

200             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Statement of Changes in Shareholders’ Equity – In thousands of Reais

	Events	Paid- up Capital	Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings (accumulated losses)	Total Share premium
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balance on December 31, 2013	38,100,000	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802
	Acquisition of treasury shares	-	-	-	-	-	-	(28,922)	-	(28,922)
	Asset valuation adjustments	-	-	-	-	697,678	298,009	-	-	995,687
	Net profit	-	-	-	-	-	-	-	11,095,536	11,095,536
Allocations:	- Reserves	-	-	554,777	6,780,772	-	-	-	(7,335,549)	-
	- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	-	(2,930,987)	(2,930,987)
	- Interim Dividends Paid	-	-	-	-	-	-	-	(829,000)	(829,000)
	Balance on September 30, 2014	38,100,000	11,441	4,993,802	36,493,644	(167,695)	108,939	(298,015)	-	79,242,116

	Balance on December 31, 2014	38,100,000	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250
	Increase of capital stock with reserves	5,000,000	-	-	(5,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	(123,026)	-	(123,026)
	Asset valuation adjustments	-	-	-	-	(1,011,301)	(2,619,730)	-	-	(3,631,031)
	Net profit	-	-	-	-	-	-	-	12,836,976	12,836,976
Allocations:	- Reserves	-	-	641,849	7,836,697	-	-	-	(8,478,546)	-
	- Interest on Shareholders’ Equity Paid and/or Provisioned	-	-	-	-	-	-	-	(3,446,430)	(3,446,430)
	- Interim Dividends Paid	-	-	-	-	-	-	-	(912,000)	(912,000)
	Balance on September 30, 2015	43,100,000	11,441	5,835,316	41,829,365	(1,416,778)	(2,705,564)	(421,041)	-	86,232,739

The accompanying Notes are an integral part of these Individual Financial Statements.

Bradesco     201

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Statement of Added Value Accumulated on September 30 – In thousands of Reais

Description	2015	%	2014	%
1 - Revenue	74,270,451	882.8	66,599,297	320.0
1.1) Financial intermediation	81,451,723	968.2	69,023,602	331.6
1.2) Services	8,943,408	106.3	7,854,171	37.7
1.3) Allowance for loan losses	(12,800,127)	(152.2)	(8,130,575)	(39.1)
1.4) Other	(3,324,553)	(39.5)	(2,147,901)	(10.2)
2 - Financial intermediation expenses	(86,788,932)	(1,031.7)	(51,082,046)	(245.4)
3 – Inputs acquired from third-parties	(5,571,299)	(66.1)	(5,252,022)	(25.3)
Outsourced services	(1,416,552)	(16.8)	(1,314,132)	(6.3)
Communication	(694,012)	(8.2)	(668,056)	(3.2)
Asset maintenance	(664,893)	(7.9)	(655,943)	(3.2)
Data processing	(628,970)	(7.5)	(599,827)	(2.9)
Financial system services	(466,686)	(5.5)	(449,812)	(2.2)
Security and surveillance	(447,838)	(5.3)	(412,760)	(2.0)
Advertising and marketing	(417,780)	(5.0)	(320,829)	(1.5)
Transport	(411,983)	(4.9)	(506,555)	(2.4)
Material, water, electricity and gas	(382,676)	(4.5)	(319,109)	(1.5)
Other	(39,909)	(0.5)	(4,999)	(0.1)
4 – Gross value added (1-2-3)	(18,089,780)	(215.0)	10,265,229	49.3
5 – Depreciation and amortization	(2,396,648)	(28.5)	(2,136,983)	(10.3)
6 – Net value added produced by the entity (4-5)	(20,486,428)	(243.5)	8,128,246	39.0
7 – Value added received through transfer	28,899,014	343.5	12,688,379	61.0
Equity in the earnings (losses) of affiliates	28,899,014	343.5	12,688,379	61.0
8 - Value added to distribute (6+7)	8,412,586	100.0	20,816,625	100.0
9 – Value added distributed	8,412,586	100.0	20,816,625	100.0
9.1) Personnel	7,656,532	91.1	7,420,869	35.7
Salaries	3,962,952	47.1	3,677,603	17.7
Benefits	1,835,029	21.8	1,678,609	8.1
Government Severance Indemnity Fund for Employees (FGTS)	388,013	4.6	358,601	1.7
Other	1,470,538	17.6	1,706,056	8.2
9.2) Tax, fees and contributions	(13,490,297)	(160.4)	1,021,452	4.9
Federal	(13,856,708)	(164.7)	702,708	3.4
State	3,114	-	1,716	-
Municipal	363,297	4.3	317,028	1.5
9.3) Remuneration for providers of capital	1,409,375	16.7	1,278,768	6.1
Rental	968,124	11.5	899,474	4.3
Asset leasing	441,251	5.2	379,294	1.8
9.4) Value distributed to shareholders	12,836,976	152.6	11,095,536	53.3
Interest on shareholders’ equity/dividends	4,358,430	51.8	3,759,987	18.1
Retained earnings	8,478,546	100.8	7,335,549	35.2

The accompanying Notes are an integral part of these Individual Financial Statements.

202             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Cash Flow Statement Accumulated on September 30 – In thousands of Reais

	2015	2014
Cash flow from operating activities:
Net Income before income tax and social contribution	(3,247,335)	9,474,018
Adjustments to net income before income tax and social contribution	(4,819,474)	1,179,996
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(3,070,855)	(218,122)
Allowance for loan losses	12,800,127	8,130,575
Depreciation and amortization	2,396,648	2,136,983
Expenses with civil, labor and tax provisions	1,825,175	1,948,930
Equity in the earnings (losses) of affiliates and subsidiary	(28,899,014)	(12,688,379)
(Gain)/loss on sale of fixed assets	20,907	12,774
(Gain)/loss on sale of foreclosed assets	122,629	80,790
Exchange rate variation/Other	9,984,909	1,776,445
Adjusted Net Income before income tax and social contribution	(8,066,809)	10,654,014
(Increase)/decrease in interbank investments	(3,501,385)	14,754,070
(Increase)/decrease in trading securities and derivative financial instruments	17,467,832	4,189,559
(Increase)/decrease in interbank and interdepartmental accounts	(1,242,216)	(2,589,831)
(Increase)/Decrease in loan and leasing	(21,768,811)	(19,324,695)
(Increase)/decrease in other receivables and other assets	(16,620,860)	(2,670,756)
(Increase)/decrease in reserve requirement - Brazilian Central Bank	(921,216)	9,160,046
Increase/(decrease) in deposits	(11,779,504)	(36,352,357)
Increase/(Decrease) in securities sold under agreements to repurchase	(68,083,342)	51,206,953
Increase/(Decrease) in funds from issuance of securities	26,740,354	19,629,295
Increase/(Decrease) in borrowings and on-lending	10,094,198	460,281
Increase/(decrease) in deferred income	38,554	1,938
Increase/(Decrease) in other liabilities	31,123,602	6,208,175
Income tax and social contribution paid	(136,669)	(670,724)
Net cash provided by/used in operating activities	(46,656,272)	54,655,968
Cash flow from investing activities:
(Increase)/Decrease in held-to-maturity securities	110,445	(9,141)
Sale of available-for-sale securities	18,381,461	22,378,396
Proceeds from sale of foreclosed assets	228,624	130,846
Sale of investments	42,342	-
Disposal of premises and equipment and leased assets	250,618	711,553
Purchases of available-for-sale securities	(22,751,480)	(24,416,999)
Foreclosed assets received	(828,561)	(529,333)
Investment acquisitions	(629)	-
Acquisition of premises and equipment and leased assets	(1,150,158)	(564,951)
Intangible asset acquisitions	(818,948)	(475,930)
Dividends and interest on shareholders’ equity received	2,182,709	14,762,785
Net cash provided by/used in investing activities	(4,353,577)	11,987,226
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	2,720,347	577,248
Dividends and interest on shareholders’ equity paid	(4,602,146)	(3,672,985)
Acquisition of own shares	(123,026)	(28,922)
Net cash provided by/used in financing activities	(2,004,825)	(3,124,659)
Net increase in cash and cash equivalents	(53,014,674)	63,518,535
Cash and cash equivalents - at the beginning of the period	204,722,408	117,145,206
Effect of Changes in Exchange Rates in Cash and Cash equivalents	3,070,855	218,122
Cash and cash equivalents - at the end of the period	154,778,589	180,881,863
Net increase in cash and cash equivalents	(53,014,674)	63,518,535

The accompanying Notes are an integral part of these Individual Financial Statements.

Bradesco     203

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Index of Notes to the Individual Financial Statements

Explanatory Notes to Bradesco’s Individual Financial Statements are as follows:

204             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

1)     OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that through its commercial, foreign exchange, consumer financing and housing loan portfolios carries out all the types of banking activities that it is authorized to do so.

2)     PRESENTATION OF INDIVIDUAL FINANCIAL STATEMENTS

Bradesco’s individual financial statements were prepared using accounting practices in compliance with Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen) and Brazilian Securities and Exchange Commission (CVM), where applicable.

Bradesco’s individual financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s individual financial statements were approved by the Board of Directors on October 28, 2015.

3)     SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Individual financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil.

b)   Income and expense recognition

The result is calculated according to the regime of competence, which establishes that the revenues and expenses should be included in the calculation of the results for the periods in which they occur, always simultaneously when they are correlated, regardless of being a receipt or payment.

Fixed rate contracts are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the end of the reporting period.

c)   Cash and cash equivalents

     Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

     Cash and cash equivalents detailed balances are presented in Note 4.

Bradesco     205

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

d)   Interbank investments

     Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

     The breakdown, terms and proceeds relating to interbank investments are presented in Note 5.

e)   Securities – Classification

•   Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to fair value with movements recognized in the Income Statement for the period;

•   Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to fair value with movements recognized in shareholders’ equity, net of tax, which will be transferred to the Income Statement only when effectively realized; and

•   Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recorded at cost, plus income earned recognized in the Income Statement for the period.

     Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the individual statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

     Classification, breakdown and segmentation of securities are presented in Note 6 (a to c).

f)    Derivative financial instruments (assets and liabilities)

     Derivate instruments are classified in accordance with the aims of Management for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

     Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recorded in profit-and-loss and shareholders’ equity accounts.

     Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•    Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recorded in the Income Statement; and

•    Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recorded, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Income Statement.

     A breakdown of amounts included as derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 6 (d to g).

206             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

     Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)     For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

     Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

     H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

     Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

     The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

     Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 8.

Bradesco     207

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

Leasing operations

The portfolio of leasing operations consists of contracts firmed with the support of Decree No. 140/84, of the Ministry of Finance, which contains clauses of: (a) non-cancellation; (b) purchase option; and c) post-fixed or fixed restatement and are accounted for in accordance with the standards established by Bacen, as follows:

I-      Leasing receivables

     Reflect the balance of installments receivable, restated according to the indexes and criteria established by contractual agreement.

II-    Unearned revenues from leases and Guaranteed Residual Value (GRV)

     Recorded at the contractual amount, conversely to adjusted accounts of unearned Revenues from leasing and residual Value to balance, both submitted through negotiated conditions. The GRV received in advance is recorded in Other Liabilities – Creditors by Anticipation of the Residual Value until the date of contractual termination. The adjustment at present value of the lease payments and the GRV receivable from the financial leasing operations is recognized as excessive/insufficient depreciation on leased assets, in order to reconcile the accounting practices. In operations in arrears equal to or greater than 60 days, the appropriation to the result occurs upon receipt of contractual installments, in accordance with CMN Resolution No. 2,682/99.

III-  Fixed assets for leasing operations

     It is recorded at acquisition cost, minus the accrued depreciations. The depreciation is calculated using the linear method, with the benefit of a 30% reduction in the normal life cycle of the asset, provisioned in the current legislation. The main annual rates of depreciation used, as base for this reduction, are the following: vehicles and related, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV-  Losses on leases

     The losses recorded in the sale of leased assets are deferred and amortized over the remaining normal life cycle of assets, and are shown along with the Leased Fixed Assets (Note 8k).

V-    Excessive (insufficient) depreciation

     The accounting records of leasing operations are maintained as legal requirements, specific for this type of operation. The procedures adopted and summarized in items "II" to "IV" above differ from the accounting practices provisioned in the Brazilian corporate law, especially concerning the regime of competence in the record of revenue and expenses related to lease contracts. As a result, in accordance with Bacen Circular No. 1,429/89, the present value of outstanding leasing installments was calculated, using the internal rate of return of each contract, recording a leasing revenue or expenditure, conversely to the entries of excessive or insufficient depreciation, respectively, recorded in Permanent Assets, with the objective of adapting the leasing operations to the regime of competence (Note 8k).

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

208             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. The social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15, returning to the rate of 15% as from January 2019.

By virtue of the amendment of the rate, the Organização Bradesco constituted, in September 2015, a supplement to the tax credit of social contribution, considering the annual expectations of achievement and their respective rates in force in each period, according to the technical study conducted.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Changes in the criteria to recognize revenue, costs and expenses included in the net profit for the period, enacted by Law No. 11,638/07 and subsequent amendments were made fiscally by the new regime of the taxation in force instituted by Law No. 12,973/14.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecorded deferred tax assets, are presented in Note 30.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recorded in the Income Statement according to the terms and the amount of expected benefits and directly written-off in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid by the origination of credit operations to the banking correspondents related to credit operations originated during 2015, Bradesco opted to recognize 2/3 of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14.

Prepaid expenses are shown in detail in Note 10b.

j)    Investments

Investments in affiliates, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

The composition of affiliates, as well as other investments, can be found in Note 11.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate - 4% per annum; furniture and utensils and machinery and equipment - 10% per annum; transport systems - 20% per annum; and data-processing systems - 20% to 50% per annum, and adjusted for impairment, when applicable.

Bradesco     209

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

The breakdown of asset costs and their corresponding depreciation are presented in Note 12.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Goodwill and other intangible assets and the movement in these balances by class, are presented in Note 13.

m) Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, a possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recorded in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 14.

o)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by
CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

•        Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and confirmation of the capacity of the counterparty to pay or the ability of Bradesco to realize the asset via compensation against another liability upon which the gain is considered practically certain. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•        Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable, it requires a probable outflow of funds to settle the obligation and when the amount can be reliably measured;

210             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

•        Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses that should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•        Legal Obligations – provision for tax risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 16.

p)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

q)   Subsequent events

These refer to events occurring between the reporting date and the date the individual financial statements are authorized to be issued.

They comprise the following:

•        Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•        Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 31.

4)     CASH AND CASH EQUIVALENTS

	On September 30 – R$ thousand
	2015	2014
Cash and due from banks in domestic currency	7,239,630	7,221,106
Cash and due from banks in foreign currency	5,174,072	3,616,627
Investments in gold	56	38
Total cash and due from banks	12,413,758	10,837,771
Interbank investments (1)	142,364,831	170,044,092
Total cash and cash equivalents	154,778,589	180,881,863

(1)  Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Bradesco     211

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

5)     INTERBANK INVESTMENTS

a)   Breakdown and maturity

	September 30 – R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Securities purchased under agreements to resell:
Own portfolio position	490,700	-	-	-	490,700	454,099
• Financial treasury bills	-	-	-	-	-	110,640
• National treasury notes	467,430	-	-	-	467,430	329,766
• Other	23,270	-	-	-	23,270	13,693
Funded position	144,500,342	12,181,481	5,368,403	-	162,050,226	192,641,048
• Financial treasury bills	12,896,004	-	-	-	12,896,004	18,073,749
• National treasury notes	111,632,049	1,021,344	-	-	112,653,393	77,727,720
• National treasury bills	15,853,993	-	-	-	15,853,993	75,653,055
• Debentures	4,118,296	11,160,137	5,368,403	-	20,646,836	20,820,001
• Other	-	-	-	-	-	366,523
Short position	-	528,139	-	-	528,139	569,490
• National treasury bills	-	528,139	-	-	528,139	569,490
Subtotal	144,991,042	12,709,620	5,368,403	-	163,069,065	193,664,637

Interest-earning deposits in other banks:
• Interest-earning deposits in other banks	6,590,466	39,005,812	12,718,260	24,357,051	82,671,589	72,676,418
• Provision for losses	(13,367)	(5,266)	(25,637)	-	(44,270)	(32,702)
Subtotal	6,577,099	39,000,546	12,692,623	24,357,051	82,627,319	72,643,716
Total 2015	151,568,141	51,710,166	18,061,026	24,357,051	245,696,384
%	61.7	21.0	7.4	9.9	100.0
Total 2014	178,297,169	48,504,941	17,427,856	22,078,387		266,308,353
%	67.0	18.2	6.5	8.3		100.0

b)   Income from interbank investments

Classified in the income statement as income from operations with securities.

	September 30 YTD – R$ thousand
	2015	2014
Income from investments in purchase and sale commitments:
Own portfolio position	21,976	63,025
Funded position	17,836,927	11,316,724
Short position	329,904	316,113
Subtotal	18,188,807	11,695,862
Income from interest-earning deposits in other banks	7,314,481	5,181,750
Total (Note 6h)	25,503,288	16,877,612

212             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

6)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)     Summary of the classification of securities

	On September 30 – R$ thousand
	2015	%	2014	%
Trading securities	107,500,605	54.4	113,504,273	58.7
- Government securities	7,106,518	3.6	17,699,945	9.1
- Private securities	86,692,479	43.9	90,451,937	46.8
- Derivative financial instruments (1) (8)	13,701,608	6.9	5,352,391	2.8
Available-for-sale securities (4) (10)	77,789,743	39.3	79,966,379	41.3
- Government securities	59,327,405	30.0	56,793,554	29.3
- Private securities	18,462,338	9.3	23,172,825	12.0
Held-to-maturity securities (4)	12,559,574	6.3	34,775	-
- Government securities	40,389	-	34,775	-
- Private securities	12,519,185	6.3	-	-
Subtotal	197,849,922	100.0	193,505,427	100.0
Purchase and sale commitments (2)	1,061,810	-	423,087	-
Grand total	198,911,732	100.0	193,928,514	100.0

- Government securities	66,474,312	33.7	74,528,274	38.5
- Private securities	131,375,610	66.3	118,977,153	61.5
Subtotal	197,849,922	100.0	193,505,427	100.0
Purchase and sale commitments (2)	1,061,810	-	423,087	-
Grand total	198,911,732	100.0	193,928,514	100.0

Bradesco     213

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

b)    Breakdown of the portfolio by issuer

Títulos (3)	On September 30 – R$ thousand
	2015							2014
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
Government securities	1,532,463	19,756,701	3,777,396	41,407,752	66,474,312	68,970,511	(2,496,199)	74,528,274	(183,846)
Financial treasury bills	-	-	2,371	1,362,012	1,364,383	1,364,437	(54)	1,495,810	(199)
National treasury bills	1,511,255	18,327,119	2,184,564	3,816,500	25,839,438	26,233,874	(394,436)	22,923,915	(748,757)
National treasury notes	-	-	1,590,390	33,444,775	35,035,165	37,046,459	(2,011,294)	49,760,767	573,444
Brazilian foreign debt securities	21,208	-	-	1,073,948	1,095,156	1,103,830	(8,674)	341,057	(8,166)
Privatization rights	-	-	-	6,104	6,104	6,224	(120)	6,542	(140)
Other	-	1,429,582	71	1,704,413	3,134,066	3,215,687	(81,621)	183	(28)
Private securities	13,731,851	3,028,048	6,008,993	108,606,718	131,375,610	143,652,707	(12,277,097)	118,977,153	483,083
Bank deposit certificates	930	536,342	-	-	537,272	537,272	-	564,395	-
Shares	215,836	-	-	-	215,836	245,431	(29,595)	327,561	(53,536)
Debentures (9)	45,188	13,526	4,877,804	79,501,785	84,438,303	84,436,286	2,017	85,880,793	(62,581)
Foreign corporate securities	245,297	824,487	122,385	12,063,602	13,255,771	16,566,855	(3,311,084)	9,463,729	(199,620)
Derivative financial instruments (1) (8)	11,856,263	1,205,288	411,869	228,188	13,701,608	22,493,569	(8,791,961)	5,352,391	957,553
Other	1,368,337	448,405	596,935	16,813,143	19,226,820	19,373,294	(146,474)	17,388,284	(158,733)
Subtotal	15,264,314	22,784,749	9,786,389	150,014,470	197,849,922	212,623,218	(14,773,296)	193,505,427	299,237
Purchase and sale commitments (2)	1,061,810	-	-	-	1,061,810	1,061,810	-	423,087	-
Hedge - cash flow (Note 6f)	-	-	-	-	-	-	223,211	-	173,026
Securities reclassified to “Held-to-maturity securities” (4)	-	-	-	-	-	-	(362,366)	-	-
Grand total	16,326,124	22,784,749	9,786,389	150,014,470	198,911,732	213,685,028	(14,912,451)	193,928,514	472,263
Derivative financial instruments (liabilities) (8)	(13,622,037)	(812,130)	(294,118)	(140,925)	(14,869,210)	(10,760,871)	(4,108,339)	(5,101,553)	(332,258)

214             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

c)     Breakdown of the portfolios by financial statement classification

Securities	On September 30 – R$ thousand
	2015 (3) (5) (6) (7)	2014 (3) (5) (6) (7)
Own portfolio	42,776,522	32,816,426
Fixed income securities	42,560,686	32,488,865
• Financial treasury bills	-	25,443
• National treasury notes	1,253	231,997
• Brazilian foreign debt securities	1,095,156	341,057
• Bank deposit certificates	537,272	564,395
• National treasury bills	4,485,310	4,674,085
• Foreign corporate securities	6,745,758	4,287,007
• Debentures (9)	6,280,005	4,561,966
• Purchase and sale commitments (2)	1,061,810	423,087
• Other	22,354,122	17,379,828
Equity securities	215,836	327,561
• Shares of listed companies	215,836	327,561

Restricted securities	141,703,436	155,372,562
Repurchase agreements	135,682,871	150,790,017
• National treasury bills	17,957,752	16,291,859
• Financial treasury bills	356,563	421,752
• National treasury notes	32,700,245	47,580,857
• Foreign corporate securities	6,510,013	5,176,722
• Debentures (9)	78,158,298	81,318,827
Brazilian Central Bank	22,201	20,104
• National treasury bills	22,201	20,104
Privatization rights	6,104	6,542
Guarantees provided	5,992,260	4,555,899
• National treasury bills	2,644,009	1,550,733
• Financial treasury bills	1,007,820	1,048,615
• National treasury notes	2,333,667	1,947,912
• Other	6,764	8,639
Derivative financial instruments (1) (8)	13,701,608	5,352,391
Securities subject to unrestricted repurchase agreements	730,166	387,135
• National treasury bills	730,166	387,135
Grand total	198,911,732	193,928,514

(1)     Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)     These refer to investment fund and managed portfolio resources invested  in  purchase contracts with a commitment to re-sell with Bradesco, whose owners are consolidated subsidiaries, included in the financial statements;

(3)     The investment fund quotas are presented based on the instruments comprising their portfolios and maintaining the classification used in the fund;

(4)     In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates.  The mark-to-market of securities, which were transferred from the category "Securities Available for Sale" to the category of "Securities Held to Maturity", in June 2015, was maintained in the shareholders’ equity and will be recognized in the results for the remaining term of these securities, according to Bacen Circular No. 3,068/01;

(5)     The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(6)     This column reflects book value after mark-to-market accounting in accordance with item (7), except for securities classified as securities held to maturity, which fair value is lower than the original amortized cost by R$1,198,632 thousand (R$7,750 thousand higher than the original amortized cost in 2014);

(7)     The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

Bradesco     215

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

(8)     Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 6d II);

(9)     In March 2015, there was a  modification in the calculation method of the market capitalization of debentures, using  market parameters (Brazilian Association of Entities of the Financial and Capital Markets – Anbima); and

(10)   In the accrued of September 30, 2015 and 2014, there were no impairment losses related to “Equity Securities”, for the bonds classified under “Available-for-sale securities”.

d)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the individual statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

216             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

I)    Amount of derivative financial instruments recorded in balance sheet and off-balance-sheet accounts

	On September 30 – R$ thousand
	2015		2014
	Grand total amount	Net amount	Grand total amount	Net amount
Futures contracts
Purchase commitments:	105,246,225	-	86,475,277	-
- Interbank market	70,789,253	45,530,070	56,943,311	-
- Foreign currency (1)	34,398,324	-	26,942,049	4,879,976
- Other	58,648	-	2,589,917	2,256,841
Sale commitments:	63,549,918	-	124,711,067	-
- Interbank market (2)	25,259,183	-	102,315,918	45,372,607
- Foreign currency (3)	38,219,803	3,821,479	22,062,073	-
- Other	70,932	12,284	333,076	-

Option contracts
Purchase commitments:	40,594,296	-	26,970,863	-
- Interbank market	37,798,272	18,982,882	23,142,200	-
- Foreign currency	2,772,050	-	3,369,626	-
- Other	23,974	-	459,037	-
Sale commitments:	25,135,931	-	29,830,352	-
- Interbank market	18,815,390	-	24,979,780	1,837,580
- Foreign currency	6,292,950	3,520,900	4,302,259	932,633
- Other	27,591	3,617	548,313	89,276

Forward contracts
Purchase commitments:	16,931,309	-	29,735,284	-
- Foreign currency	16,836,501	-	29,574,469	15,623,207
- Other	94,808	-	160,815	-
Sale commitments:	22,799,669	-	14,392,571	-
- Foreign currency	22,681,439	5,844,938	13,951,262	-
- Other	118,230	23,422	441,309	280,494

Swap contracts
Assets (long position):	128,490,988	-	54,338,760	-
- Interbank market	17,825,491	7,713,657	11,153,625	-
- Fixed rate	47,961,475	19,388,733	6,025,915	2,657,903
- Foreign currency	56,519,846	-	29,929,330	1,589,776
- IGPM	1,556,517	-	1,604,655	-
- Other	4,627,659	-	5,625,235	-
Liabilities (short position):	127,976,963	-	53,505,576	-
- Interbank market	10,111,834	-	13,043,668	1,890,043
- Fixed rate	28,572,742	-	3,368,012	-
- Foreign currency (2)	81,737,973	25,218,127	28,339,554	-
- IGPM	1,950,349	393,832	2,233,716	629,061
- Other	5,604,065	976,406	6,520,626	895,391

Derivatives include operations maturing in D+1.

(1)  Includes, on September 30, 2015, the hedging of the firm commitment concerning the purchase and sale of shares agreement, to the sum of R$19,716,414 thousand (Note 31b);

(2)  Includes cash flow hedges to protect CDI-related funding, totaling R$21,569,738 thousand (R$20,827,421 thousand in 2014) (Note 6f); and

(3)  Includes specific hedges to protect foreign investments, totaling R$55,520,146 thousand (R$34,319,069 thousand in 2014).

Bradesco     217

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

II)  Breakdown of derivative financial instruments (assets and liabilities), shown at original amortized cost and fair value

	On September 30 – R$ thousand
	2015			2014
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivables – swaps (1)	19,380,793	(8,795,875)	10,584,918	3,384,952	952,444	4,337,396
Receivable forward purchases	2,744,444	-	2,744,444	754,164	-	754,164
Receivable forward sales	245,534	-	245,534	103,280	-	103,280
Premiums on exercisable options	122,798	3,914	126,712	152,442	5,109	157,551
Total assets (A)	22,493,569	(8,791,961)	13,701,608	4,394,838	957,553	5,352,391
Adjustment payables - swaps	(5,971,473)	(4,099,421)	(10,070,894)	(3,149,185)	(355,027)	(3,504,212)
Payable forward purchases	(663,289)	-	(663,289)	(120,090)	-	(120,090)
Payable forward sales/other	(3,972,794)	-	(3,972,794)	(1,308,645)	-	(1,308,645)
Premiums on written options	(153,315)	(8,918)	(162,233)	(191,375)	22,769	(168,606)
Total liabilities (B)	(10,760,871)	(4,108,339)	(14,869,210)	(4,769,295)	(332,258)	(5,101,553)

Net Effect (A-B)	11,732,698	(12,900,300)	(1,167,602)	(374,457)	625,295	250,838

(1)  Includes receivable adjustments relating to hedge for protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)    Futures, options, forward and swap contracts – (Notional)

	On September 30 – R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total
					2015	2014
Futures contracts (1) (2)	53,258,459	67,651,307	24,459,785	23,426,592	168,796,143	211,186,344
Option contracts	56,078,019	467,883	5,587,325	3,597,000	65,730,227	56,801,215
Forward contracts	28,572,761	6,309,551	3,305,925	1,542,741	39,730,978	44,127,855
Swap contracts (1)	8,927,987	12,724,922	10,295,990	85,957,171	117,906,070	50,001,364
Grand total in 2015	146,837,226	87,153,663	43,649,025	114,523,504	392,163,418
Grand total in 2014	126,723,981	114,677,582	50,121,047	70,594,168		362,116,778

(1)  Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities; and

(2)  Includes, on September 30, 2015, a contract related to the hedge of the firm commitment, concerning the purchase and sale of shares agreement (Note 31b).

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On September 30 – R$ thousand
	2015	2014
Government securities:
National treasury notes	2,758,830	2,155,504
Total	2,758,830	2,155,504

218             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

V)  Revenues and expenses, net

	September 30 YTD – R$ thousand
	2015	2014
Swap contracts (1)	(331,325)	(217,105)
Forward contracts	(1,068,160)	(840,373)
Option contracts	121,539	(21,389)
Futures contracts (1) (2)	(7,469,456)	826,895
Total (Note 6h)	(8,747,402)	(251,972)

(1)   Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments; and

(2)   Includes, on September 30, 2015, the results and respective adjustment to the market value of the hedge of the firm commitment, concerning the purchase and sale of shares agreement, which was offset, completely, by the adjustment of the market value of the hedge object (Note 31b).

VI) Total value of derivative financial instruments, by trading location and counterparties

	On September 30 – R$ thousand
	2015	2014
CETIP (over-the-counter)	148,077,686	48,738,639
BM&FBOVESPA (stock exchange)	197,046,033	253,739,584
Overseas (over-the-counter) (1)	19,329,863	47,033,965
Overseas (stock exchange) (1)	27,709,836	12,604,590
Total	392,163,418	362,116,778

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)   Credit Default Swaps (CDS)

On September 30, 2015, Bradesco had credit default swaps (CDS) with the following characteristics: (i) the amount of risk transferred under credit swaps whose underlying assets are “Brazilian government securities” is negative R$(1,366,629) thousand; and (ii) the risk received in credit swaps whose underlying assets are “derivative with companies” is R$139,052 thousand, amounting to a total net credit risk value of negative R$(1,227,577) thousand, with an effect on the calculation of required shareholders’ equity of negative R$(59,869) thousand. The contracts related to credit derivatives transactions described above are due in 2019. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$(116) thousand. There were no credit events, as defined in the agreements, during the period.

f)    Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds, which have a floating interest rate - the Interbank Deposit Rate (DI Cetip), thus converting them to fixed cash flows.

Bradesco has traded DI Future contracts on BM&FBOVESPA since 2009, using them as cash flow hedges totaling R$21,569,750 thousand (2014 - R$20,827,421 thousand), having as object of hedge captures linked to DI, totaling R$21,960,291 thousand (2014 - R$20,852,335 thousand). The adjustment to market value of these operations recorded in the net worth is R$223,211 thousand (2014 - R$173,026 thousand), net of tax effects is R$133,927 thousand (2014 - R$103,816 thousand) and the non-effective market value recorded in the results is of R$2 thousand.

     The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

Bradesco     219

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

g)   Hedge against market risk

     Bradesco constituted a hedge against market risk, using futures contracts, which generated R$2,103,707 thousand, for protection against the effects of the exchange rate variation of the firm commitment concerning the purchase and sale of shares agreement (Note 31b), which produced an adjustment to the market value of (R$2,115,130 thousand). The effect of these operations recorded a revenue of (R$11,423 thousand).

     The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

h)   Income from securities and derivative financial instruments

	September 30 YTD – R$ thousand
	2015	2014
Fixed income securities	17,703,543	15,443,062
Interbank investments (Note 5b)	25,503,288	16,877,612
Equity securities	(235)	5,093
Subtotal	43,206,596	32,325,767
Income from derivative financial instruments (Note 6d V)	(8,747,402)	(251,972)
Total	34,459,194	32,073,795

7)     INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)   Reserve requirement

	Remuneration	On September 30 – R$ thousand
		2015	2014
Reserve requirement – demand deposits	not remunerated	3,393,034	6,140,688
Reserve requirement – savings deposits	savings index	20,399,169	17,359,784
Reserve requirement – time deposits	Selic rate	13,502,103	5,733,169
Additional Reserve requirement – savings deposits		4,924,995	8,679,892
Additional Reserve requirement – time deposits		8,811,267	7,886,408
Reserve requirement – SFH	TR + interest rate	654,927	614,012
Total		51,685,495	46,413,953

b)   Revenue from reserve requirement

	September 30 YTD – R$ thousand
	2015	2014
Reserve requirement – Bacen	3,166,071	3,249,456
Reserve requirement – SFH	13,569	24,865
Total	3,179,640	3,274,321

220             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

8)     LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On September 30 – R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2015 (A)	% (5)	Total in 2014 (A)	% (5)
Discounted trade receivables and loans (1)	20,744,979	11,763,743	9,690,798	14,886,673	16,980,427	54,740,047	128,806,667	36.4	115,473,795	35.7
Financing	2,722,300	2,158,691	3,823,866	8,700,709	12,539,883	75,280,957	105,226,406	29.6	97,372,969	30.1
Agricultural and agribusiness loans	2,544,436	923,677	852,662	1,799,498	5,767,952	9,124,055	21,012,280	5.9	23,501,894	7.2
Subtotal	26,011,715	14,846,111	14,367,326	25,386,880	35,288,262	139,145,059	255,045,353	71.9	236,348,658	73.0
Leasing	95	67	66	177	240	220	865	-	3,087	-
Advances on foreign exchange contracts (2)	1,415,054	1,138,293	886,569	1,855,770	2,929,054	5,439	8,230,179	2.3	5,797,896	1.8
Subtotal	27,426,864	15,984,471	15,253,961	27,242,827	38,217,556	139,150,718	263,276,397	74.2	242,149,641	74.8
Other receivables (3)	883,401	645,046	354,300	878,116	1,191,475	877,738	4,830,076	1.4	5,271,260	1.6
Total loans	28,310,265	16,629,517	15,608,261	28,120,943	39,409,031	140,028,456	268,106,473	75.6	247,420,901	76.4
Sureties and guarantees (4)	4,790,472	620,449	835,971	5,398,675	10,915,223	61,534,596	84,095,386	23.7	73,780,156	22.7
Loan assignment - real estate receivables certificate	50,296	50,296	50,293	144,745	216,018	726,269	1,237,917	0.3	1,383,140	0.4
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	102,034	102,034	-	111,708	-
Loans available for import (4)	80,784	46,306	48,082	132,605	32,236	5,777	345,790	0.1	455,778	0.1
Confirmed exports loans (4)	20,637	20,210	50	5,416	2,476	21,701	70,490	-	51,209	-
Acquisition of credit card receivables	251,898	112,341	80,024	208,220	235,771	57,007	945,261	0.3	1,457,278	0.4
Grand total in 2015	33,504,352	17,479,119	16,622,681	34,010,604	50,810,755	202,475,840	354,903,351	100.0
Grand total in 2014	25,575,870	19,555,334	15,113,144	30,365,634	46,370,790	187,679,398			324,660,170	100.0

Bradesco     221

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

	On September 30 – R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	1 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2015 (A)	% (5)	Total in 2014 (A)	% (5)
Discounted trade receivables and loans (1)	1,078,444	1,068,023	713,668	1,431,140	1,916,726	6,208,001	86.2	5,103,060	89.0
Financing	129,749	107,258	80,693	117,717	138,281	573,698	8.0	402,033	7.0
Agricultural and agribusiness loans	20,535	30,053	97,627	37,409	31,059	216,683	3.0	132,477	2.3
Subtotal	1,228,728	1,205,334	891,988	1,586,266	2,086,066	6,998,382	97.2	5,637,570	98.3
Leasing	39	26	17	23	48	153	-	1,348	-
Advances on foreign exchange contracts (2)	6,825	5,681	19,621	8,097	2,802	43,026	0.6	15,658	0.3
Subtotal	1,235,592	1,211,041	911,626	1,594,386	2,088,916	7,041,561	97.8	5,654,576	98.6
Other receivables (3)	1,065	35,857	7,959	66,116	49,769	160,766	2.2	79,289	1.4
Grand total in 2015	1,236,657	1,246,898	919,585	1,660,502	2,138,685	7,202,327	100.0
Grand total in 2014	955,153	851,626	751,265	1,464,196	1,711,625			5,733,865	100.0

	On September 30 – R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2015 (A)	% (5)	Total in 2014 (A)	% (5)
Discounted trade receivables and loans (1)	765,065	591,378	518,547	1,195,382	2,020,995	3,814,981	8,906,348	72.4	7,629,614	73.1
Financing	116,737	106,559	106,130	298,170	500,326	1,987,585	3,115,507	25.3	2,583,226	24.7
Agricultural and agribusiness loans	2,176	1,637	1,917	6,449	39,996	215,158	267,333	2.2	219,806	2.1
Subtotal	883,978	699,574	626,594	1,500,001	2,561,317	6,017,724	12,289,188	99.9	10,432,646	99.9
Leasing	34	29	29	78	108	97	375	-	1,526	-
Subtotal	884,012	699,603	626,623	1,500,079	2,561,425	6,017,821	12,289,563	99.9	10,434,172	99.9
Other receivables (3)	349	348	339	941	1,529	5,451	8,957	0.1	6,233	0.1
Grand total in 2015	884,361	699,951	626,962	1,501,020	2,562,954	6,023,272	12,298,520	100.0
Grand total in 2014	668,975	615,437	536,547	1,294,994	2,005,862	5,318,590			10,440,405	100.0

222             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

	On September 30 – R$ thousand
	Grand total
	Total in 2015 (A+B+C)	% (5)	Total in 2014 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	143,921,016	38.5	128,206,469	37.7
Financing	108,915,611	29.1	100,358,228	29.5
Agricultural and agribusiness loans	21,496,296	5.7	23,854,177	7.0
Subtotal	274,332,923	73.3	252,418,874	74.2
Leasing	1,393	-	5,961	-
Advances on foreign exchange contracts (2) (Note 9a)	8,273,205	2.2	5,813,554	1.7
Subtotal	282,607,521	75.5	258,238,389	75.9
Other receivables (3)	4,999,799	1.3	5,356,782	1.6
Total loans	287,607,320	76.8	263,595,171	77.5
Sureties and guarantees (4)	84,095,386	22.5	73,780,156	21.6
Loan assignment - real estate receivables certificate	1,237,917	0.3	1,383,140	0.4
Co-obligation from assignment of rural loan (4)	102,034	-	111,708	-
Loans available for import (4)	345,790	0.1	455,778	0.1
Confirmed exports loans (4)	70,490	-	51,209	-
Acquisition of credit card receivables	945,261	0.3	1,457,278	0.4
Grand total in 2015	374,404,198	100.0
Grand total in 2014			340,834,440	100.0

(1)  Including credit card loans and advances on credit card receivables of R$8,400,948 thousand (R$10,174,870 thousand in 2014);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$2,685,302 thousand (R$2,467,797 thousand in 2014);

(4)  Recorded in off-balance sheet accounts; and

(5)  Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

Bradesco     223

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

b) By type and levels of risk

	On September 30 – R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2015	% (1)	Total in 2014	% (1)
Discounted trade receivables and loans	27,915,486	58,814,361	9,853,386	24,279,193	7,488,159	2,452,584	2,202,603	1,296,992	9,618,252	143,921,016	50.0	128,206,469	48.6
Financing	35,141,651	23,894,891	39,022,355	7,860,702	777,439	361,603	321,173	200,532	1,335,265	108,915,611	37.9	100,358,228	38.1
Agricultural and agribusiness loans	2,706,081	2,846,247	8,828,903	6,243,245	507,755	193,667	46,264	25,634	98,500	21,496,296	7.5	23,854,177	9.1
Subtotal	65,763,218	85,555,499	57,704,644	38,383,140	8,773,353	3,007,854	2,570,040	1,523,158	11,052,017	274,332,923	95.4	252,418,874	95.8
Leasing	-	66	36	226	238	90	229	67	441	1,393	-	5,961	-
Advances on foreign exchange contracts (2)	3,643,990	2,790,574	896,468	799,175	76,489	30,870	3,524	4,555	27,560	8,273,205	2.9	5,813,554	2.2
Subtotal	69,407,208	88,346,139	58,601,148	39,182,541	8,850,080	3,038,814	2,573,793	1,527,780	11,080,018	282,607,521	98.3	258,238,389	98.0
Other receivables	146,469	4,400,097	77,518	105,854	18,694	9,076	5,899	33,735	202,457	4,999,799	1.7	5,356,782	2.0
Grand total in 2015	69,553,677	92,746,236	58,678,666	39,288,395	8,868,774	3,047,890	2,579,692	1,561,515	11,282,475	287,607,320	100.0
%	24.2	32.2	20.4	13.7	3.1	1.1	0.9	0.5	3.9	100.0
Grand total in 2014	57,005,792	89,219,571	58,828,343	37,994,667	4,851,354	3,800,260	1,804,569	1,512,252	8,578,363			263,595,171	100.0
%	21.6	33.9	22.3	14.4	1.8	1.4	0.7	0.6	3.3			100.0

(1)  Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 9a.

224             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

c)     Maturity ranges and levels of risk

	On September 30 – R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2015	% (1)	Total in 2014	% (1)
Installments not yet due	-	-	1,029,399	2,328,277	2,152,705	1,138,660	1,011,597	738,280	3,899,602	12,298,520	100.0	10,440,405	100.0
1 to 30	-	-	152,770	206,501	119,591	64,328	52,171	42,408	246,592	884,361	7.2	668,975	6.4
31 to 60	-	-	112,997	171,327	92,179	55,501	44,284	37,022	186,641	699,951	5.7	615,437	5.9
61 to 90	-	-	83,516	137,061	89,905	53,268	45,050	37,153	181,009	626,962	5.1	536,547	5.1
91 to 180	-	-	136,949	286,618	248,298	138,177	114,684	96,715	479,579	1,501,020	12.2	1,294,994	12.4
181 to 360	-	-	157,873	437,459	460,573	216,760	183,451	153,284	953,554	2,562,954	20.8	2,005,862	19.2
More than 360	-	-	385,294	1,089,311	1,142,159	610,626	571,957	371,698	1,852,227	6,023,272	49.0	5,318,590	51.0
Past-due installments (2)	-	-	182,435	768,158	817,881	680,445	599,551	479,090	3,674,767	7,202,327	100.0	5,733,865	100.0
1 to 14	-	-	6,069	71,389	54,890	24,135	50,639	20,634	242,124	469,880	6.5	381,168	6.6
15 to 30	-	-	171,125	214,145	186,213	42,529	25,880	23,107	103,778	766,777	10.6	573,985	10.0
31 to 60	-	-	5,241	466,125	203,094	241,035	59,498	40,620	231,285	1,246,898	17.3	851,626	14.9
61 to 90	-	-	-	11,809	355,813	126,363	110,297	48,780	266,523	919,585	12.8	751,265	13.1
91 to 180	-	-	-	4,690	17,871	240,664	337,915	330,281	729,081	1,660,502	23.1	1,464,196	25.5
181 to 360	-	-	-	-	-	5,719	15,322	15,668	2,010,673	2,047,382	28.4	1,629,809	28.5
More than 360	-	-	-	-	-	-	-	-	91,303	91,303	1.3	81,816	1.4
Subtotal	-	-	1,211,834	3,096,435	2,970,586	1,819,105	1,611,148	1,217,370	7,574,369	19,500,847		16,174,270
Specific provision	-	-	12,118	92,893	297,059	545,732	805,574	852,159	7,574,369	10,179,904		8,477,676

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Bradesco     225

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

	On September 30 – R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2015	% (1)	Total in 2014	% (1)
Installments not yet due	69,553,677	92,746,236	57,466,832	36,191,961	5,898,187	1,228,786	968,543	344,145	3,708,106	268,106,473	100.0	247,420,901	100.0
1 to 30	4,752,419	11,125,452	2,936,831	5,491,391	2,338,126	180,608	51,863	47,597	1,385,978	28,310,265	10.6	22,327,047	9.0
31 to 60	3,031,339	7,235,781	2,186,729	3,712,657	176,463	53,938	33,735	20,679	178,196	16,629,517	6.2	18,072,356	7.3
61 to 90	4,592,952	5,701,152	1,963,560	2,843,823	202,243	78,730	33,769	23,952	168,080	15,608,261	5.8	13,797,421	5.6
91 to 180	7,751,739	10,597,604	4,083,873	4,367,619	496,232	200,805	135,408	41,876	445,787	28,120,943	10.5	26,218,297	10.6
181 to 360	9,812,861	14,578,206	7,102,164	6,795,453	466,697	139,628	103,837	53,725	356,460	39,409,031	14.7	38,093,403	15.4
More than 360	39,612,367	43,508,041	39,193,675	12,981,018	2,218,426	575,077	609,931	156,316	1,173,605	140,028,456	52.2	128,912,377	52.1
Generic provision	-	463,731	574,668	1,085,759	589,819	368,636	484,271	240,902	3,708,106	7,515,892		5,860,983
Grand Total in 2015 (2)	69,553,677	92,746,236	58,678,666	39,288,396	8,868,773	3,047,891	2,579,691	1,561,515	11,282,475	287,607,320
Existing provision	-	562,919	688,546	3,800,428	2,291,746	1,517,860	1,773,979	1,558,854	11,282,475	23,476,807
Minimum required provision	-	463,731	586,786	1,178,652	886,878	914,368	1,289,845	1,093,061	11,282,475	17,695,796
Excess provision (3)	-	99,188	101,760	2,621,776	1,404,868	603,492	484,134	465,793	-	5,781,011
Grand Total in 2014 (2)	57,005,792	89,219,571	58,828,343	37,994,667	4,851,354	3,800,260	1,804,569	1,512,252	8,578,363			263,595,171
Existing provision	-	507,340	674,717	2,213,716	1,366,137	1,695,163	1,259,315	1,503,586	8,578,363			17,798,337
Minimum required provision	-	446,098	588,283	1,139,840	485,135	1,140,078	902,285	1,058,577	8,578,363			14,338,659
Excess provision (3)	-	61,242	86,434	1,073,876	881,002	555,085	357,030	445,009	-			3,459,678

(1)     Percentage of maturities by type of installment;

(2)     The grand total includes loans not past due of R$268,106,473 thousand (R$247,420,901 thousand in 2014) and loans past due of R$19,500,847 thousand (R$16,174,270 thousand in 2014); and

(3)     On September 30, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for  the excess provision, and totals R$715,517 thousand (R$366,301 thousand in 2014) (Note 18b).

226             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

d)    Concentration of loans

	On September 30 – R$ thousand
	2015	% (1)	2014	% (1)
Largest borrower	11,473,521	4.0	6,507,899	2.5
10 largest borrowers	34,653,543	12.0	22,199,683	8.4
20 largest borrowers	48,634,324	16.9	31,955,148	12.1
50 largest borrowers	66,318,243	23.1	45,550,158	17.3
100 largest borrowers	80,523,640	28.0	57,627,895	21.9

(1)  Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	September 30 – R$ thousand
	2015	%	2014	%
Public sector	11,485,118	4.0	6,532,669	2.5
Federal government	11,473,521	4.0	6,507,899	2.5
Petrochemical	11,473,521	4.0	6,507,899	2.5
State government	11,597	-	24,770	-
Production and distribution of electricity	11,597	-	24,770	-
Private sector	276,122,202	96.0	257,062,502	97.5
Manufacturing	60,094,215	20.9	52,227,897	19.8
Food products and beverages	13,175,922	4.6	13,091,104	5.0
Steel, metallurgy and mechanics	10,623,447	3.7	9,365,831	3.6
Light and heavy vehicles	6,907,895	2.4	4,759,847	1.4
Pulp and paper	4,622,124	1.6	3,871,000	1.5
Chemical	4,727,262	1.6	3,739,132	1.5
Textiles and apparel	2,760,365	0.9	2,963,666	1.1
Rubber and plastic articles	2,489,906	0.9	2,300,247	0.9
Furniture and wood products	1,942,688	0.7	2,027,636	0.8
Automotive parts and accessories	2,195,878	0.8	1,936,848	0.8
Non-metallic materials	1,653,749	0.5	1,871,177	0.7
Oil refining and production of alcohol	1,718,499	0.6	1,855,898	0.7
Extraction of metallic and non-metallic ores	1,927,604	0.7	1,067,982	0.4
Electric and electronic products	1,185,144	0.4	1,017,238	0.4
Leather articles	788,862	0.3	712,558	0.3
Publishing, printing and reproduction	433,302	0.2	421,400	0.2
Other industries	2,941,568	1.0	1,226,333	0.5
Commerce	37,044,568	12.9	39,229,753	14.9
Merchandise in specialty stores	7,298,113	2.5	7,532,952	2.9
Food products, beverages and tobacco	4,630,412	1.6	4,918,897	1.9
Non-specialized retailer	4,911,167	1.7	4,601,848	1.7
Waste and scrap	3,176,784	1.1	3,357,353	1.3
Automobile	2,836,695	1.0	3,447,827	1.3
Motor vehicle repairs, parts and accessories	2,630,718	0.9	2,887,913	1.1
Clothing and footwear	2,533,430	0.9	2,707,279	1.0
Agricultural products	2,226,067	0.8	2,210,472	0.8
Grooming and household articles	1,778,614	0.6	1,976,166	0.8
Fuel	1,788,660	0.6	1,864,434	0.7

Bradesco     227

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

	September 30 – R$ thousand
	2015	%	2014	%
Trading intermediary	852,818	0.3	798,417	0.3
Wholesale of goods in general	811,591	0.3	1,149,949	0.4
Other commerce	1,569,499	0.6	1,776,246	0.7
Financial intermediaries	3,247,520	1.1	3,766,144	1.4
Services	84,567,185	29.4	79,109,457	30.0
Civil construction	22,595,942	7.9	22,730,527	8.6
Transportation and storage	15,511,108	5.4	16,429,151	6.2
Real estate activities, rentals and corporate services	10,091,984	3.5	9,782,326	3.7
Holding companies, legal, accounting and business advisory services	6,432,699	2.2	5,509,469	2.1
Production and distribution of electric power, gas and water	4,568,839	1.6	3,829,892	1.4
Clubs, leisure, cultural and sport activities	5,315,336	1.8	4,150,618	1.6
Social services, education, health, defense and social security	2,734,977	1.0	2,513,320	1.0
Hotels and catering	2,682,146	0.9	2,634,371	1.0
Telecommunications	365,751	0.1	674,808	0.3
Other services	14,268,403	5.0	10,854,975	4.1
Agriculture, cattle raising, fishing, forestry and timber industry	3,199,609	1.1	3,292,684	1.3
Individuals	87,969,105	30.6	79,436,567	30.1
Total	287,607,320	100.0	263,595,171	100.0

228             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

f)   Breakdown of loans and allowance for loan losses

Level of risk	On September 30 – R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2015 YTD (2)	% 2014 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	69,553,677	69,553,677	24.2	24.2	21.6
A	-	-	-	92,746,236	92,746,236	32.2	56.4	55.5
B	182,435	1,029,399	1,211,834	57,466,832	58,678,666	20.4	76.8	77.8
C	768,158	2,328,277	3,096,435	36,191,961	39,288,396	13.7	90.5	92.2
Subtotal	950,593	3,357,676	4,308,269	255,958,706	260,266,975	90.5
D	817,881	2,152,705	2,970,586	5,898,187	8,868,773	3.1	93.6	94.0
E	680,445	1,138,660	1,819,105	1,228,786	3,047,891	1.1	94.7	95.4
F	599,551	1,011,597	1,611,148	968,543	2,579,691	0.9	95.6	96.1
G	479,090	738,280	1,217,370	344,145	1,561,515	0.5	96.1	96.7
H	3,674,767	3,899,602	7,574,369	3,708,106	11,282,475	3.9	100.0	100.0
Subtotal	6,251,734	8,940,844	15,192,578	12,147,767	27,340,345	9.5
Grand total in 2015	7,202,327	12,298,520	19,500,847	268,106,473	287,607,320	100.0
%	2.5	4.3	6.8	93.2	100.0
Grand total in 2014	5,733,865	10,440,405	16,174,270	247,420,901	263,595,171
%	2.2	4.0	6.2	93.8	100.0

(1)  Percentage of level of risk in relation to the total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

Bradesco     229

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

September 30 – R$ thousand
Provision
Minimum required							Excess (2)	Existing	% 2015 (1)	% 2014 (1)
Level of risk	% Minimum provisioning required	Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	463,731	463,731	99,188	562,919	0.6	0.6
B	1.0	1,824	10,294	12,118	574,668	586,786	101,760	688,546	1.2	1.1
C	3.0	23,045	69,848	92,893	1,085,759	1,178,652	2,621,776	3,800,428	9.7	5.8
Subtotal		24,869	80,142	105,011	2,124,158	2,229,169	2,822,724	5,051,893	1.9	1.4
D	10.0	81,788	215,271	297,059	589,819	886,878	1,404,868	2,291,746	25.8	28.2
E	30.0	204,134	341,598	545,732	368,636	914,368	603,492	1,517,860	49.8	44.6
F	50.0	299,775	505,799	805,574	484,271	1,289,845	484,134	1,773,979	68.8	69.8
G	70.0	335,363	516,796	852,159	240,902	1,093,061	465,793	1,558,854	99.8	99.4
H	100.0	3,674,767	3,899,602	7,574,369	3,708,106	11,282,475	-	11,282,475	100.0	100.0
Subtotal		4,595,827	5,479,066	10,074,893	5,391,734	15,466,627	2,958,287	18,424,914	67.4
Grand total in 2015		4,620,696	5,559,208	10,179,904	7,515,892	17,695,796	5,781,011	23,476,807	8.2
%		19.7	23.7	43.4	32.0	75.4	24.6	100.0
Grand total in 2014		3,784,715	4,692,961	8,477,676	5,860,983	14,338,659	3,459,678	17,798,337		6.8
%		21.3	26.4	47.7	32.9	80.6	19.4	100.0

(1)  Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)  On September 30, 2015, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$715,517 thousand (R$366,301 thousand in 2014) (Note 18b).

230             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

g)    Changes in allowance for loan losses

	September 30 YTD – R$ thousand
	2015	2014
Opening balance	18,356,047	16,621,452
- Specific provision (1)	8,950,587	7,572,259
- Generic provision (2)	5,935,511	5,565,620
- Excess provision (3)	3,469,949	3,483,573
Additions (Note 8h-1)	13,095,342	8,160,210
Net write-offs	(7,974,582)	(6,983,325)
Closing balance	23,476,807	17,798,337
- Specific provision (1)	10,179,904	8,477,676
- Generic provision (2)	7,515,892	5,860,983
- Excess provision (3) (4)	5,781,011	3,459,678

(1)  For contracts with installments past due for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk in Note 8f; and

(4)  On September 30, 2015, it includes the provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$715,517 thousand (R$366,301 thousand in 2014)) (Note 18b).

h)    Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

	September 30 YTD – R$ thousand
	2015	2014
Amount recorded (1)	13,095,342	8,160,210
Amount recovered (2)	(2,272,074)	(1,974,419)
Allowance for Loan Losses expense net of amounts recovered	10,823,268	6,185,791

(1)  On September 30, 2015 includes provisioning of guarantees offered, comprising sureties, guarantees, letters of credit and standby letter of credit, which are presented in the “excess” provision, totaling R$295,215 thousand (R$29,635 thousand in 2014); and

(2)  Classified in income from loans (Note 8j).

i)      Changes in the renegotiated portfolio

	September 30 YTD – R$ thousand
	2015	2014
Opening balance	9,548,703	8,983,189
Amount renegotiated	8,222,621	6,341,957
Amount received	(4,301,332)	(3,362,590)
Write-offs	(2,764,494)	(2,653,428)
Closing balance	10,705,498	9,309,128
Allowance for loan losses	6,902,064	5,936,114
Percentage on renegotiated portfolio	64.5%	63.8%

Bradesco     231

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

j)      Income from loans and leasing

	September 30 YTD – R$ thousand
	2015	2014
Discounted trade receivables and loans	26,624,190	22,722,185
Financing	8,728,675	6,870,175
Agricultural and agribusiness loans	1,123,543	833,173
Subtotal	36,476,408	30,425,533
Recovery of credits charged-off as losses	2,272,074	1,974,419
Subtotal	38,748,482	32,399,952
Leasing, net of expenses	3,898	5,679
Total	38,752,380	32,405,631

k)   Conciliation of the composition of the portfolio of financial leasing, at present value, with the accounting balances (Notes 3g and 8b):

	September 30 – R$ thousand
	2015	2014
Financial leases receivable	1,478	5,543
Income to be appropriated for financial leases receivable	(1,394)	(5,046)
Financial leased assets and losses in leases (net)	147,500	372,484
Accrued depreciation on asset financial leases:	(69,240)	(170,073)
- Accumulated depreciation	(147,500)	(372,484)
- Difference in depreciation	78,260	202,411
Anticipated guaranteed residual value (Note 18b)	(76,951)	(196,947)
Total of the present value	1,393	5,961

9)     OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	On September 30 – R$ thousand
	2015	2014
Assets – other receivables
Exchange purchases pending settlement	16,404,870	8,810,585
Exchange sale receivables	6,566,414	3,058,962
(-) Advances in domestic currency received	(710,767)	(367,038)
Income receivable on advances granted	104,693	62,065
Total	22,365,210	11,564,574
Liabilities – other liabilities
Exchange sales pending settlement	6,524,185	3,063,448
Exchange purchase payables	14,044,835	8,357,656
(-) Advances on foreign exchange contracts	(8,273,205)	(5,813,554)
Other	6,272	3,512
Total	12,302,087	5,611,062
Net foreign exchange portfolio	10,063,123	5,953,512
Off-balance-sheet accounts:
Loans available for import	345,790	455,778
Confirmed exports loans	70,490	51,209

232             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	September 30 YTD – R$ thousand
	2015	2014
Foreign exchange income	5,277,388	628,968
Adjustments:
Income on foreign currency financing (1)	306,541	80,832
Income on export financing (1)	1,355,936	748,909
Income on foreign investments (2)	60,409	15,418
Expenses of liabilities with foreign bankers (3) (Note 15c)	(2,479,562)	(487,780)
Funding expenses (4)	(788,449)	(476,339)
Other	(2,928,324)	105,604
Total adjustments	(4,473,449)	(13,356)
Adjusted foreign exchange income	803,939	615,612

(1)   Recognized in “Income from loans”;

(2)   Recognized in “Income from security transactions”;

(3)   Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”; and

(4)   Refers to funding expenses of investments in foreign exchange.

b)   Sundry

	On September 30 – R$ thousand
	2015	2014
Deferred tax assets (Note 30c)	41,491,705	21,794,550
Debtors for escrow deposits	3,800,794	3,592,178
Credit card operations	3,630,563	3,925,075
Prepaid taxes	3,217,377	2,990,394
Trade and credit receivables (1)	2,308,413	2,924,571
Other debtors	1,447,400	936,603
Payments to be reimbursed	273,869	307,812
Receivables from sale of assets	75,127	50,370
Other	257,958	153,309
Total	56,503,206	36,674,862

(1)    Primarily includes receivables from the acquisition of loans without substantial transfer of risks and benefits.

Bradesco     233

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

10)  OTHER ASSETS

a)     Foreclosed assets/other

	On September 30 – R$ thousand
	Cost	Provision for losses	Cost net of provision
			2015	2014
Real estate	1,022,036	(149,596)	872,440	622,700
Vehicles and similar	228,944	(143,414)	85,530	68,252
Goods subject to special conditions	178,999	(178,999)	-	-
Inventories/warehouse	22,203	-	22,203	27,354
Machinery and equipment	3,850	(683)	3,167	1,254
Other	400	(126)	274	175
Grand total in 2015	1,456,432	(472,818)	983,614
Grand total in 2014	1,005,455	(285,720)		719,735

b)    Prepaid expenses

	On September 30 – R$ thousand
	2015	2014
Commission on the placement of loans and financing (1)	150,057	97,608
Contract for the provision of banking services	67,185	78,974
Advertising and marketing expenses (2)	63,815	43,756
Other	184,006	144,946
Total	465,063	365,284

(1)  Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans; and

(2)  Prepaid expenses of future advertising and marketing campaigns on media.

234             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

11)  INVESTMENTS

a)     The income/expense from the equity method accounting of investments was recorded in the income statement, under “Equity in the Earnings (Losses) of Affiliates and Subsidiary”, and corresponded in the first nine months of 2015 to R$28,899,014 thousand (R$12,688,379 thousand in 2014).

Companies	R$ thousand
	Capital Stock	Adjusted Shareholders’ Equity	Number of shares/quotas held (in thousands)			Direct Participation in Capital Stock	Equity interest consolidated on capital stock	Adjusted income	Book Value	Equity accounting adjustments (2)
			Common	Preferred	Quotas				September 30, 2015	September 30, 2015 YTD	September 30, 2014 YTD
A) Financial Sector									91,059,507	25,130,372	9,546,326
Banco Alvorada S.A. (1)	11,176,393	18,342,119	209	-	-	99.999%	99.999%	1,868,794	18,342,031	1,868,785	1,492,914
Banco Bradesco BBI S.A. (1) (3)	4,537,929	6,964,370	4,649,714	-	-	98.354%	99.799%	623,580	6,849,746	613,316	518,616
Banco Boavista Interatlântico S.A (1)	1,350,000	2,350,766	2,569,275	-	-	100.000%	100.000%	80,178	2,350,766	80,178	102,861
Banco Bradesco Argentina S.A. (1)	116,729	222,559	94,549	-	-	100.000%	100.000%	19,595	222,559	19,595	22,873
Banco Bradesco Europa S.A. (1)	1,066,128	1,722,632	4	-	-	99.973%	100.000%	55,601	1,722,165	55,586	25,508
Banco Bradesco Financiamentos S.A. (1) (4)	7,010,000	10,251,372	24,730,835	-	-	100.000%	100.000%	1,019,170	10,251,372	1,019,170	2,692,632
Bradesco Administradora de Consórcios Ltda. (1)	1,300,000	2,916,859	-	-	1,299,999	100.000%	100.000%	602,392	2,916,859	602,392	447,319
Bradesco Leasing S.A. Arrendamento Mercantil (1)	2,290,000	3,103,488	23	-	-	100.000%	100.000%	146,962	3,103,488	146,962	352,229
Banco Bradesco Cartões S.A. (1)	38,049,468	45,092,500	1,151,883	1,151,883	-	100.000%	100.000%	2,684,683	45,092,500	2,684,683	2,524,258
Bradport – S.G.P.S. Sociedade Unipessoal Lda. (1)	1,291,434	10,325	1	-	-	100.000%	100.000%	(51)	10,325	(51)	(549,097)
Foreign exchange gain/loss of branches abroad and other financial companies (1)	-	-	-	-	-	-	-	-	197,696	18,039,756	1,916,213
B) Insurance Industry and Pension									21,363,569	3,690,496	3,069,090
Bradseg Participações S.A. (1)	11,200,000	22,005,695	7,456,226	-	-	97.082%	100.000%	3,801,421	21,363,569	3,690,496	3,069,090
C) Other activities									1,914,339	78,146	72,963
Serel Participações em Imóveis S.A. (1)	320,000	1,804,886	7,074	-	-	48.984%	100.000%	111,424	870,625	54,579	45,608
Other subsidiaries	-	-	-	-	-	-	-	-	1,043,714	23,567	27,355
Total									114,337,415	28,899,014	12,688,379

(1)    Data related to September 30, 2015;

(2)    The adjustment considers income calculated periodically by the companies and includes equity variations recorded by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;

(3)    In December 2014, the consolidated participation was increased to 99.79%; and

(4)    Reduction of capital on March 31, 2015, to the sum of R$15,000,000 thousand.

Bradesco     235

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

b)    Composition of investments in the financial statements

	On September 30 – R$ thousand
	2015	2014
Tax incentives	28,339	28,339
Other investments	23,275	19,524
Provision for:
Tax incentives	(28,339)	(28,339)
Other investments	(15,010)	(15,010)
Grand total	8,265	4,514

12)  PREMISES AND EQUIPMENT AND LEASED ASSETS

	September 30 – R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2015	2014
Property and equipment:
- Buildings	4%	14,645	(2,204)	12,441	24,582
- Land	-	2,770	-	2,770	15,150
Facilities, furniture and equipment in use	10%	3,675,453	(1,944,569)	1,730,884	1,690,563
Security and communication systems	10%	221,446	(159,761)	61,685	51,233
Data processing systems	20 a 50%	2,711,729	(1,981,314)	730,415	742,820
Transportation systems	20%	87,449	(45,895)	41,554	45,450
Subtotal		6,713,492	(4,133,743)	2,579,749	2,569,798
Leased fixed assets		147,500	(69,240)	78,260	202,411
Grand total in 2015		6,860,992	(4,202,983)	2,658,009
Grand total in 2014		6,852,099	(4,079,890)		2,772,209

13)  INTANGIBLE ASSETS

a)   Intangible assets

Acquired intangible assets consist of:

	Amortization rate (1)	On September 30 – R$ thousand
		Cost	Amortization	Cost net of amortization
				2015	2014
Acquisition of financial services rights	Contract (3)	4,255,121	(2,763,494)	1,491,627	1,999,831
Software (2)	20% to 50%	4,558,921	(2,214,034)	2,344,887	2,415,631
Other (4)	Contract	618,696	(410,815)	207,881	402,525
Grand total in 2015		9,432,738	(5,388,343)	4,044,395
Grand total in 2014		8,633,893	(3,815,906)		4,817,987

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Based on the pay-back of each agreement; and

(4)  It refers to the sponsorship program for the 2016 Olympic Games.

236             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

b)   Changes in intangible assets by type

	September 30 YTD – R$ thousand
	Acquisition of financial services rights	Software	Other	2015	2014
Balance at the beginning of the period	1,940,367	2,308,427	332,609	4,581,403	5,373,200
Additions / (reductions)	163,073	549,327	-	712,400	549,314
Amortization for the period	(611,813)	(512,867)	(124,728)	(1,249,408)	(1,104,527)
Balance at the end of the period	1,491,627	2,344,887	207,881	4,044,395	4,817,987

14)  DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On September 30 – R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Demand deposits (1)	23,202,317	-	-	-	23,202,317	33,549,139
Savings deposits (1)	89,616,088	-	-	-	89,616,088	87,293,425
Interbank deposits	2,280,251	87,976,934	90,284	1,048,427	91,395,896	82,211,992
Time deposits (2)	20,358,125	17,231,717	11,014,505	41,259,073	89,863,420	90,373,759
Grand total in 2015	135,456,781	105,208,651	11,104,789	42,307,500	294,077,721
%	46.0	35.8	3.8	14.4	100.0
Grand total in 2014	137,406,633	55,892,545	7,602,073	92,527,064		293,428,315
%	46.9	19.0	2.6	31.5		100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the actual maturities of investments.

b)    Securities sold under agreements to repurchase

	On September 30 – R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Own portfolio	57,340,407	42,713,609	13,900,169	20,306,192	134,260,377	149,100,861
Government securities	50,078,175	204,638	27,447	2,038	50,312,298	63,397,799
Debentures of own issuance	1,855,548	42,508,971	13,872,722	19,134,194	77,371,435	80,939,986
Foreign	5,406,684	-	-	1,169,960	6,576,644	4,763,076
Third-party portfolio (1)	143,251,715	11,160,137	5,368,403	-	159,780,255	190,006,199
Unrestricted portfolio (1)	-	619,720	71,535	588,576	1,279,831	951,080
Grand total in 2015	200,592,122	54,493,466	19,340,107	20,894,768	295,320,463
%	67.9	18.5	6.5	7.1	100.0
Grand total in 2014	242,828,081	49,393,155	18,993,360	28,843,544		340,058,140
%	71.4	14.5	5.6	8.5		100.0
(1)  Represented by government securities.

Bradesco     237

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

c)   Funds from issuance of securities

	On September 30 – R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Securities - Brazil:
• Mortgage bonds	44,054	9,277	-	-	53,331	505,993
• Letters of credit for real estate	234,412	3,196,519	9,659,031	5,898,448	18,988,410	11,647,542
• Letters of credit for agribusiness	1,171,047	2,121,175	1,838,871	2,007,999	7,139,092	4,676,898
• Financial bills	804,064	13,879,077	10,568,321	56,763,222	82,014,684	57,672,551
Subtotal	2,253,577	19,206,048	22,066,223	64,669,669	108,195,517	74,502,984
Securities - Overseas:
• MTN Program Issues (1)	290,093	1,440,759	1,705,421	3,427,684	6,863,957	6,063,411
• Securitization of future flow of money orders received from overseas	6,757	593,247	593,247	1,641,937	2,835,188	2,479,639
Subtotal	296,850	2,034,006	2,298,668	5,069,621	9,699,145	8,543,050
Structured operations certificates	16,787	119,851	130,247	227,398	494,283	251,703
Grand total in 2015	2,567,214	21,359,905	24,495,138	69,966,688	118,388,945
%	2.2	18.0	20.7	59.1	100.0
Grand total in 2014	1,394,830	16,349,008	24,500,874	41,053,025		83,297,737
%	1.7	19.6	29.4	49.3		100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

d)    Cost for market funding

	September 30 YTD - R$ thousand
	2015	2014
Savings deposits	4,786,609	3,987,318
Time deposits	7,079,511	7,236,847
Securities sold under agreements to repurchase	27,215,343	20,816,391
Funds from issuance of securities	10,072,480	5,664,595
Other funding expenses	8,038,873	8,766,896
Total	57,192,816	46,472,047

15)  BORROWING AND ON-LENDING

a)     Borrowing

	On September 30 – R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
Overseas	3,155,605	9,987,993	7,930,144	5,205,847	26,279,589	13,771,109
Grand total in 2015	3,155,605	9,987,993	7,930,144	5,205,847	26,279,589
%	12.0	38.0	30.2	19.8	100.0
Grand total in 2014	1,568,224	6,313,588	4,002,513	1,886,784		13,771,109
%	11.4	45.8	29.1	13.7		100.0

238             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

b)    On-lending

	On September 30 – R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2014
In Brazil	1,146,079	5,654,391	5,630,164	24,943,616	37,374,250	41,085,886
- National treasury	-	-	145,419	-	145,419	128,451
- BNDES	323,882	2,209,608	1,472,847	6,793,167	10,799,504	12,127,892
- FINAME	821,186	3,439,976	4,005,816	18,150,449	26,417,427	28,804,451
- Other institutions	1,011	4,807	6,082	-	11,900	25,092
Overseas	31,114	2,199,006	1,200	2,007,756	4,239,076	251,048
Grand total in 2015	1,177,193	7,853,397	5,631,364	26,951,372	41,613,326
%	2.8	18.9	13.5	64.8	100.0
Grand total in 2014	1,185,712	5,157,560	6,542,276	28,451,386		41,336,934
%	2.9	12.5	15.8	68.8		100.0

c)     Borrowing and on-lending expenses

	September 30 YTD - R$ thousand
	2015	2014
Borrowing:
- In Brazil	51	4.972
- Overseas	176,058	90,616
Subtotal borrowing	176,109	95,588
On-lending in Brazil:
- National treasury	3,739	2,327
- BNDES	553,926	522,807
- FINAME	681,385	527,665
- Other institutions	1,106	1,546
On-lending overseas:
- Payables to foreign bankers (Note 9a)	2,479,562	487,780
- Other expenses with foreign on-lending	25,620,881	2,343,063
Subtotal on-lending	29,340,599	3,885,188
Total	29,516,708	3,980,776

16)  PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

Organização Bradesco is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Bradesco     239

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

Management recorded provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

                      I -       Labor claims

     These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and not judged, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

     Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

                    II -       Civil claims

     These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

     Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on Organização Bradesco’s financial position.

     There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

     Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

     Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

                   III -       Legal obligations – provision for tax risks

     The Organização Bradesco is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

240             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

     The main cases are:

-            IRPJ/CSLL on losses of credits – R$1,364,679 thousand (R$1,266,887 in 2014): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-            PIS – EC 17/97 – R$204,268 thousand (R$197,523 in 2014): for the period from July 1997 to February 1998, request to calculate and pay PIS contributions as established by LC 07/70 (PIS Repique) and not as established by EC 17/97 (PIS on Gross Operating Income);

-            PIS – R$322,505 thousand (R$310,217 thousand in 2014): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation (set out in Article 44 of Law No. 4,506/64), which excludes interest income; and

-            Pension Contributions – R$968,634 thousand (R$448,972 thousand in 2014): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the audit as compensatory sums subject to the incidence of such financial contributions and isolated fine for not withholding tax of the IRRF on the related financial contributions.

                   IV -       Provisions by nature

	On September 30 – R$ thousand
	2015	2014
Labor claims	2,696,613	2,514,233
Civil claims	2,705,999	2,728,826
Subtotal (1)	5,402,612	5,243,059
Provision for tax risks (2)	2,897,678	2,306,142
Total	8,300,290	7,549,201

(1)  Note 18b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 18a).

                    V -      Changes in provisions

	On September 30 – R$ thousand
	Labor (1)	Civil	Tax (2) (3)
Balance at the beginning of the period	2,407,741	2,674,721	2,302,509
Adjustment for inflation	245,207	243,245	140,478
Provisions, net of reversals and write-offs	578,776	153,904	463,565
Payments	(535,111)	(365,871)	(8,874)
Balance at the end of the period	2,696,613	2,705,999	2,897,678

(1)  Includes, the constitution of labor provisions, concerning the improvement of the calculation methodology, totaling R$267,253 thousand;

(2)  Includes constitution of tax provision: (i) related to the incidence of pension contributions on financial contributions in private pension plans, in the amount of R$467,488 thousand; and (ii) IRPJ/CSLL on losses of credits, totaling R$14,939 thousand; and

(3)  Mainly include legal liabilities.

Bradesco     241

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

c)   Contingent liabilities classified as possible losses

The Organização Bradesco maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$974,580 thousand (R$519,075 thousand in 2014); and b) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, expenses of depreciation of leased goods and operating expenses and income, amounting to R$693,557 thousand (R$241,456 thousand in 2014).

17)  SUBORDINATED DEBT

	On September 30 – R$ thousand
	Original term in years	Amount of the operation	2015	2014
In Brazil:
Subordinated CDB:
2014 (1)	6	-	-	1,844,433
2015 (2)	6	7,554	15,637	2,581,348
2016	6	500	1,079	919
2019	10	20,000	46,711	39,526
Financial bills:
2016	6	102,018	186,654	160,837
2017	6	8,630,999	10,169,563	9,662,731
2018	6	8,262,799	9,399,725	8,999,864
2019	6	21,858	28,810	25,446
2017	7	40,100	80,905	69,987
2018	7	141,050	243,310	209,223
2019	7	3,172,835	3,450,943	3,364,164
2020	7	1,700	2,263	1,980
2018	8	50,000	92,175	79,417
2019	8	12,735	21,430	18,715
2020	8	28,556	41,943	36,614
2021	8	1,236	1,649	1,447
2021	9	7,000	9,846	8,633
2021	10	19,200	31,414	27,098
2022	10	54,143	78,230	68,373
2023	10	688,064	887,542	788,248
CDB pegged to loans:
2015 to 2016	from 1 to 2	1,188	1,683	3,489
Subtotal in Brazil			24,791,512	27,992,492
Overseas:
2019	10	1,333,575	2,980,233	1,838,939
2021	11	2,766,650	6,415,287	3,961,673
2022	11	1,886,720	4,377,669	2,702,858
Subtotal overseas			13,773,189	8,503,470
Grand total			38,564,701	36,495,962

(1)  Subordinated debt transactions that matured in November 2014; and

(2)  Subordinated debt transactions that matured in February, March, April, May, June, July, August and September 2015.

242             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

18)  OTHER LIABILITIES

a)   Tax and social security

	On September 30 – R$ thousand
	2015	2014
Provision for tax risk (Note 16b IV)	2,897,678	2,306,142
Provision for deferred income tax (Note 30e)	1,155,536	897,954
Taxes and contributions payable	421,587	333,754
Total	4,474,801	3,537,850

b)   Sundry

	On September 30 – R$ thousand
	2015	2014
Loan assignment obligations	7,366,427	4,320,900
Civil and labor provisions (Note 16b IV)	5,402,612	5,243,059
Sundry creditors	3,603,895	2,134,988
Provision for payments	3,395,096	3,424,728
Credit card operations	1,960,130	1,616,502
Liabilities for acquisition of assets and rights	163,227	280,592
Creditors by anticipation of residual value (Note 8k)	76,951	196,947
Other (1)	2,677,062	2,088,005
Total	24,645,400	19,305,721

(1)  Includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is registered in this account but also presented within the excess provision, and totals R$715,517 thousand (R$366,301 thousand in 2014) (Note 8g).

19)  SHAREHOLDERS’ EQUITY

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On September 30
	2015	2014
Common shares	2,524,364,555	2,103,637,129
Preferred shares	2,524,364,292	2,103,636,910
Subtotal	5,048,728,847	4,207,274,039
Treasury (common shares)	(3,669,932)	(2,898,610)
Treasury (preferred shares)	(15,066,762)	(8,984,870)
Total outstanding shares	5,029,992,153	4,195,390,559

In the Extraordinary General Meeting of March 10, 2015, a deliberation was taken to increase the Capital Stock by R$5,000,000 thousand, increasing it from R$38,100,000 thousand to R$43,100,000 thousand. This was effected through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, with a stock-split of 20% in shares, by issuing 841,454,808 new nominative-book entry shares, with no nominal value, of which 420,727,426 were common shares and 420,727,382 were preferred shares. These were attributed free-of-charge to the shareholders  registered on March 26, 2015 as bonus, in the ratio of two (2) new shares for every ten (10) shares of the same type that they own.

Bradesco     243

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

b)    Interest on shareholders’ equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on December 22, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2014, for the amount of R$2,600,300 thousand, at R$0.590325800 (net of 15% withholding income tax - R$0.501776930) per common share and R$0.649358380 (net of 15% withholding income tax - R$0.551954623) per preferred share, which was paid on March 6, 2015.

The Board of Directors’ Meeting held on February 9, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the period of 2014, totaling R$630,572 thousand, at R$0.143153921 per common share and R$0.157469313 per preferred share, which was paid on March 6, 2015.

The Board of Directors’ Meeting held on June 22, 2015 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the first semester of 2015, totaling R$912,000 thousand, at R$0.172629101 per common share and R$0.189892011 per preferred share, which was paid on July 17, 2015.

Interest on shareholders’ equity and dividends for the period of nine months ended September 30, 2015 is calculated as follows:

	R$ thousand	% (1)
Net profit for the period	12,836,976
(-) Legal reserve	(641,849)
Adjusted calculation basis	12,195,127
Monthly and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	3,446,430
Withholding income tax on interest on shareholders’ equity	(516,965)
Interim Dividends Paid (2)	912,000
Interest on own capital (net) /dividends accrued in September 2015	3,841,465	31.50
Interest on own capital (net) /dividends accrued in September 2014	3,320,339	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments; and

(2)  Paid on July 17, 2015.

Interest on shareholders’ equity was paid or recorded in provisions and dividends, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.169362	0,186298	746,042	111,906	634,136
Supplementary interest paid on own capital	0.496031	0,545634	2,184,945	327,742	1,857,203
Interim Dividends Paid	0.188201	0,207022	829,000	-	829,000
Total accrued on September 30, 2014	0.853594	0,938954	3,759,987	439,648	3,320,339

Monthly interest on shareholders’ equity paid	0.159960	0,175956	795,487	119,323	676,164
Supplementary interest on shareholders’ equity provisioned (1)	0.501749	0,551924	2,650,943	397,642	2,253,301
Interim Dividends Paid (2)	0.172629	0,189892	912,000	-	912,000
Total accrued on September 30, 2015	0.834338	0,917772	4,358,430	516,965	3,841,465

(1)  It considers the bonus of 20% of shares occurring in March 2015; and

(2)  Paid on July 17, 2015.

244             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

c)     Treasury shares

A total of 3,669,932 common shares and 15,066,762 preferred shares had been acquired with the effect of the 20% share split, totaling R$421,041 thousand until September 30, 2015, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.46012 and R$27.14350, and per preferred share is R$25.23185, R$27.29029 and R$33.12855, respectively. The fair value was R$23.62 per common share and R$21.42 per preferred share on September 30, 2015.

20)  FEE AND COMMISSION INCOME

	September 30 YTD - R$ thousand
	2015	2014
Checking account	3,561,336	2,932,934
Loans	1,934,253	1,680,697
Collections	1,094,970	1,102,328
Credit card income	912,767	786,312
Asset management	717,383	652,287
Payments	285,683	285,617
Custody and brokerage services	241,783	226,025
Other	195,233	187,971
Total	8,943,408	7,854,171

21)  PAYROLL AND RELATED BENEFITS

	September 30 YTD - R$ thousand
	2015	2014
Salaries	3,962,952	3,677,603
Benefits	1,835,029	1,678,609
Social security charges	1,558,430	1,464,363
Employee profit sharing	815,000	750,650
Provision for labor claims (1)	578,778	885,060
Training	76,760	70,346
Total	8,826,949	8,526,631

(1)     Includes the constitution of labor provisions concerning the improvement of the methodology of calculation, to the sum of R$267,253 thousand (2014 – R$488,300 thousand).

22)  OTHER ADMINISTRATIVE EXPENSES

	September 30 YTD - R$ thousand
	2015	2014
Depreciation and amortization	2,350,268	2,090,514
Outsourced services	1,416,552	1,314,132
Rental	968,124	899,474
Communication	694,012	668,056
Asset maintenance	664,893	655,943
Data processing	628,970	599,827
Financial system services	466,686	449,812
Security and surveillance	447,838	412,760
Advertising and marketing	417,780	320,829
Transport	411,983	506,555
Water, electricity and gas	231,002	159,036
Supplies	151,674	160,073
Other	481,160	384,293
Total	9,330,942	8,621,304

Bradesco     245

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

23)  TAX EXPENSES

	September 30 YTD - R$ thousand
	2015	2014
Contribution for Social Security Financing (COFINS)	859,054	990,001
Social Integration Program (PIS) contribution	139,741	160,948
Tax on Services (ISSQN)	301,917	265,754
Municipal Real Estate Tax (IPTU) expenses	58,221	49,558
Other	64,664	70,947
Total	1,423,597	1,537,208

24)  OTHER OPERATING INCOME

	September 30 YTD - R$ thousand
	2015	2014
Other interest income	331,991	282,242
Reversal of other operating provisions	120,877	125,349
Revenues from recovery of charges and expenses	83,424	67,220
Other	415,898	296,367
Total	952,190	771,178

25)  OTHER OPERATING EXPENSES

	September 30 YTD - R$ thousand
	2015	2014
Other finance costs	561,903	605,514
Sundry losses	221,064	222,242
Discount granted	737,914	676,459
Intangible assets amortization	46,380	46,469
Other (1)	2,472,546	1,244,065
Total	4,039,807	2,794,749

(1)     Includes, in the accrued of September 2015, (i) constitution of provision for tax contingency, to the sum of R$482,427 thousand (Note 16b (v)); (ii) constitution of provision for guarantees provided, encompassing guarantees, sureties, letters of credit and standby letter of credit, which was highlighted from the provision surplus, to the sum of R$295,215 thousand (R$29,635 thousand in 2014) (Note 8h); and (iii) constitution of provision for contingent liabilities, originating in the obligation by assignment of credits, to the sum of R$558,010 thousand and, in the accrued of September 30, 2014, the constitution of tax provisions, related to the PIS process – EC 17/97, to the sum of R$197,523 thousand.

246             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

26)  NON-OPERATING INCOME (LOSS)

	September 30 YTD - R$ thousand
	2015	2014
Gain/loss on sale and write-off of assets and investments	(143,536)	(93,564)
Recording/reversal of non-operating provisions	(146,979)	(133,206)
Other	7,199	55,971
Total	(283,316)	(170,799)

27)  RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)       Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On September 30 – R$ thousand
	2015		2014
	Assets (liabilities)	Revenues (expenses)	Assets (liabilities)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	3,136,791	621,762	2,860,837	1,254,000
Cidade de Deus Companhia Comercial de Participações (1)	(622,495)	-	(513,017)	-
Fundação Bradesco (1)	(222,714)	-	(183,456)	-
Banco Alvorada S.A. (2)	644,807	50,000	310,109	100,000
Banco Bradesco Financiamentos S.A. (2)	272,000	219,000	797,236	927,000
Banco Bradesco Cartões S.A. (2)	136,000	270,000	82,851	80,000
Bradesco Leasing S.A. Arrendamento Mercantil (2)	25,500	26,700	168,048	147,000
Elba Holdings Ltda. (2)	200,182	-	200,182	-
Bradseg Participações S.A. (2)	2,293,358	-	1,911,852	-
Banco Bradesco BBI S.A. (2)	326,044	56,062	3,219	-
Other controllers, subsidiaries and of shared control	84,109	-	83,813	-
Demand deposits/Savings accounts:	(154,531)	(538)	(940,321)	(620)
Bradesco Vida e Previdência S.A. (2)	(116,461)	-	(106,954)	-
Banco Bradesco Cartões S.A. (2)	(374)	-	(71,589)	-
Brasília Cayman Investments II Limited (2)	-	-	(194,550)	-
Key Management Personnel (4)	(16,238)	(538)	(19,013)	(620)
Other controllers, subsidiaries and of shared control	(21,458)	-	(548,215)	-
Time deposits:	(1,888,206)	(8,432)	(166,095)	(80,612)
Cidade de Deus Companhia Comercial de Participações (1)	(113,218)	(67)	(50,824)	(52)
Banco Bradesco Europa S.A. (2)	(1,121,138)	-	-	-
Banco Bradesco Cartões S.A. (2)	(173,557)	-	-	-
Brasília Cayman Investments II Limited (2)	(315,338)	-	-	-
Fidelity Processadora e Serviços S.A.(3)	-	(1,356)	(1,330)	(9,528)
Key Management Personnel (4)	(58,021)	(6,274)	(68,949)	(6,459)
Other controllers, subsidiaries and of shared control	(106,934)	(735)	(44,992)	(64,573)
Deposits abroad in foreign currencies:	80,871	-	94,163	-
Banco Bradesco Europa S.A. (2)	80,871	-	94,157	-
Banco Bradesco Argentina S.A. (2)	-	-	6	-
Investments in foreign currencies:	3,546	18,784	2,655,517	25,860
Banco Bradesco Europa S.A. (2)	3,546	18,784	2,655,517	25,860
Captures/investments in interbank deposits:
Captures:	(90,437,144)	(7,671,573)	(81,545,596)	(8,430,232)
Banco Alvorada S.A. (2)	(353,947)	(33,976)	(454,596)	(70,680)
Banco Bradesco Financiamentos S.A. (2)	(10,861,634)	(1,394,623)	(26,018,508)	(2,027,433)
Banco Boavista Interatlântico S.A. (2)	(633,542)	(23,541)	(272,956)	(44,929)

Bradesco     247

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

	On September 30 – R$ thousand
	2015		2014
	Assets (liabilities)	Revenues (expenses)	Assets (liabilities)	Revenues (expenses)
Banco Bradesco BBI S.A. (2)	-	(141,585)	(902,165)	(212,564)
Banco Ibi S.A. (2)	(299,670)	(29,940)	(408,705)	(28,582)
Bradesco Leasing S.A. Arrendamento Mercantil (2)	(28,426,698)	(1,815,765)	(7,352,299)	(2,279,810)
Banco Bradesco BERJ S.A. (2)	(46,296,344)	(4,192,281)	(44,883,022)	(3,702,213)
Other controllers, subsidiaries and of shared control	(3,565,309)	(39,862)	(1,253,345)	(64,021)
Investments:	72,050,131	6,960,408	61,415,727	4,708,677
Banco Bradesco Financiamentos S.A. (2)	34,856,874	2,968,857	38,683,761	3,032,180
Banco Bradesco Cartões S.A. (2)	21,703,984	2,000,682	22,438,558	1,579,338
Banco Bradesco Europa S.A. (2)	13,103,788	72,332	-	-
Banco Bradesco BBI S.A. (2)	2,022,870	22,870	-	-
Banco Bradesco BERJ S.A. (2)	-	1,855,427	-	-
Other controllers, subsidiaries and of shared control	362,615	40,240	293,408	97,159
Captures/investments on the open market:
Captures:	(38,354,693)	(3,602,828)	(42,689,646)	(2,706,507)
Ágora CTVM S.A. (2)	(304,600)	(31,138)	(359,000)	(33,117)
Alvorada Serviços e Negócios Ltda. (2)	(484,197)	(42,508)	(440,875)	(34,373)
Banco Bradesco Financiamentos S.A. (2)	(235,821)	(20,086)	(119,663)	(16,186)
Banco Bradesco Cartões S.A. (2)	(177,229)	(36,062)	(219,329)	(31,934)
Tempo Serviços Ltda. (2)	(335,211)	(48,148)	(75,656)	(5,494)
Banco Bradesco BBI S.A. (2)	(72,610)	(14,894)	(177,028)	(10,542)
Bradesco Leasing S.A. Arrendamento Mercantil (2)	(26,814,506)	(2,568,506)	(33,189,644)	(2,130,256)
Bradesco S.A. – CTVM (2)	(1,148,100)	(58,267)	(428,000)	(24,748)
Embaúba Holdings Ltda. (2)	-	(40,013)	(736,840)	(53,505)
STVD Holdings S.A (2)	(673,483)	(58,931)	(623,155)	(16,530)
Serel Participações em Imóveis S.A. (2)	(536,604)	(46,765)	(488,761)	(35,491)
Quixabá Empreendimentos e Participações Ltda. (2)	(1,702,752)	(148,422)	-	-
Bradesplan Participações Ltda. (2)	(1,110,599)	(97,176)	(1,070,752)	(18,683)
Cia. Securitizadora de Créditos Financeiros Rubi (2)	(458,551)	(40,527)	(426,954)	(31,002)
Key Management Personnel (4)	(43,214)	(3,007)	(114,386)	(9,981)
Other controllers, subsidiaries and of shared control	(4,257,216)	(348,378)	(4,219,603)	(254,665)
Investments:	20,646,836	2,006,015	21,186,525	1,483,888
Banco Bradesco BERJ S.A. (2)	20,646,836	2,006,015	21,186,525	1,483,888
Funds from issuance of securities:	(600,110)	(54,667)	(631,864)	(43,286)
Key Management Personnel (4)	(600,110)	(54,667)	(631,864)	(43,286)
Derivative financial instruments (Swap):	(40,262)	(63,392)	(38,878)	(56,479)
Tempo Serviços Ltda. (2)	(8,976)	(11,723)	(750)	3,173
Banco Bradesco BBI S.A. (2)	13	(30,821)	(26,007)	(49,937)
Banco Bradesco Cartões S.A. (2)	(31,299)	(20,848)	(12,121)	(12,121)
Other controllers, subsidiaries and of shared control	-	-	-	2,406
Borrowing and on-lending overseas:	(70,533)	(1,432)	(74,469)	(1,330)
Banco Bradesco Europa S.A. (2)	(70,533)	(1,432)	(74,469)	(1,330)
Services:	(21,124)	(97,731)	(15,734)	(355,663)
Scopus Tecnologia Ltda. (2)	-	-	(6,745)	(306,476)
Scopus Soluções em TI S.A. (2)	(18,960)	(92,453)	(37,836)	(19,936)
Fidelity Processadora e Serviços S.A. (3)	(5,142)	(89,951)	(3,360)	(81,182)
Cia Brasileira de Soluções e Serviços - Alelo (3)	4,920	19,123	5,550	6,309
Cia. Brasileira de Meios de Pagamento – Cielo S.A. (3)	-	65,010	-	14,167
Other controllers, subsidiaries and of shared control	(1,942)	540	26,657	31,455
Rental of branches:	-	(362,113)	-	(336,841)
Fundação Bradesco (1)	-	(1,620)	-	(1,114)
Other controllers, subsidiaries and of shared control	-	(360,493)	-	(335,727)
Securities:	78,310,443	7,099,356	78,416,470	5,739,939

248             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

	On September 30 – R$ thousand
	2015		2014
	Assets (liabilities)	Revenues (expenses)	Assets (liabilities)	Revenues (expenses)
Bradesco Leasing S.A. Arrendamento Mercantil (2)	78,310,443	7,099,356	78,416,470	5,739,939
Obligations by issuing financial bills:	(7,387,637)	(674,915)	(8,000,992)	(565,188)
Bradesplan Participações Ltda. (2)	(3,077,245)	(279,611)	(2,720,094)	(205,810)
STVD Holdings S.A. (2)	(1,023,043)	(92,557)	(904,502)	(96,924)
Tempo Serviços Ltda. (2)	(230,548)	(20,905)	(1,427,285)	(95,388)
Cia. Securitizadora de Créditos Financeiros Rubi (2)	(1,073,360)	(97,322)	(962,250)	(72,559)
Quixabá Empreendimentos e Participações Ltda.	-	-	(233,056)	(17,492)
Bradesco Administradora de Consórcios Ltda. (2)	(864,699)	(78,947)	(763,601)	(13,601)
Alvorada Serviços e Negócios Ltda. (2)	(449,130)	(41,099)	(396,502)	(26,862)
Alvorada Administradora de Cartões Ltda. (2)	(369,609)	(33,592)	(335,791)	(25,087)
Other controllers, subsidiaries and of shared control	(300,003)	(30,882)	(257,911)	(11,465)

(1) Controllers;

(2) Subsidiaries and Affiliates;

(3) Shared Control; and

(4) Key Management Personnel.

b)   Compensation for Key Management Personnel

Each year, the Annual Shareholders’ Meeting approves:

•      The annual grand total amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•      The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organização Bradesco.

For 2015, the maximum amount of R$349.900 thousand was set for Management compensation and R$353,000 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	September 30 YTD - R$ thousand
	2015	2014
Salaries	234,079	244,436
INSS contributions	52,475	54,800
Total	286,554	299,236

Post-employment benefits

	September 30 YTD - R$ thousand
	2015	2014
Defined contribution supplementary pension plans	238,097	240,685
Total	238,097	240,685

Bradesco     249

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On September 30
	2015	2014
•Common shares	0.72%	0.72%
•Preferred shares	1.08%	1.04%
•Total shares (1)	0.90%	0.88%

(1)  On September 30, 2015, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.10% of common shares, 1.12% of preferred shares and 2.11% of all shares.

28)  FINANCIAL INSTRUMENTS

VaR Internal Model – Trading Portfolio

Below is the 1-day VaR:

Fatores de riscosRisk factors	On September 30 – R$ thousand
	2015	2014
Fixed rates	72,173	28,488
IGPM/IPCA	679	25,317
Exchange coupon	1,243	4,897
Foreign currency	1,243	1,866
Equities	-	8
Sovereign/Eurobonds and Treasuries	6,724	3,341
Other	73	1,504
Correlation/diversification effect	(10,003)	(12,345)
VaR (Value at Risk)	72,132	53,076

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also have an offsetting impact on the linked technical provisions.

250             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

Sensitivity Analysis – Trading and Banking Portfolios

		On September 30 – R$ thousand
		Trading and Banking portfolios (1)
		2015			2014
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(4,754)	(1,720,443)	(3,367,196)	(6,383)	(1,843,646)	(3,560,810)
Price indexes	Exposure subject to variations in price index coupon rates	(6,556)	(1,235,844)	(2,344,941)	(10,742)	(1,488,367)	(2,778,693)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(483)	(60,003)	(111,376)	(508)	(51,455)	(96,819)
Foreign currency	Exposure subject to exchange rate variations	(5,037)	(127,652)	(258,482)	(2,551)	(37,923)	(70,130)
Equities	Exposure subject to variation in stock prices	(11,332)	(283,312)	(566,625)	(16,414)	(410,359)	(820,718)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,449)	(56,127)	(110,669)	(535)	(28,158)	(54,696)
Other	Exposure not classified in other definitions	(213)	(5,323)	(10,647)	(1,286)	(32,162)	(64,324)
Total excluding correlation of risk factors		(29,824)	(3,488,704)	(6,769,936)	(38,419)	(3,892,070)	(7,446,190)
Total including correlation of risk factors		(16,201)	(2,944,144)	(5,693,479)	(28,873)	(3,549,489)	(6,795,077)

(1)  Amounts net of tax.

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. However, the market is highly dynamic which results in continuous changes in these positions. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions to mitigate related risks according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in a certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

Bradesco     251

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

Sensitivity Analysis – Trading Portfolio

		On September 30 – R$ thousand
		Trading portfolio (1)
		2015			2014
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(888)	(337,501)	(653,560)	(951)	(283,265)	(549,986)
Price indexes	Exposure subject to variations in price index coupon rates	(10)	(1,714)	(3,143)	(976)	(126,606)	(246,050)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(20)	(2,065)	(4,070)	(495)	(51,874)	(97,405)
Foreign currency	Exposure subject to exchange rate variations	(384)	(8,598)	(14,560)	(995)	(25,172)	(50,386)
Equities	Exposure subject to variation in stock prices	-	-	-	(2)	(49)	(97)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(256)	(5,972)	(11,913)	(368)	(25,898)	(49,878)
Other	Exposure not classified in other definitions	-	(1)	(1)	(1,052)	(26,293)	(52,586)
Total excluding correlation of risk factors		(1,558)	(355,851)	(687,247)	(4,839)	(539,157)	(1,046,388)
Total including correlation of risk factors		(1,285)	(344,449)	(665,324)	(2,030)	(397,300)	(769,569)

(1)  Amounts net of tax.

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:   Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.03 a scenario of R$4.07 was used, while for a 1-year fixed interest rate of 15.79%, a 15.80% scenario was applied;

Scenario 2:   25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.03 a scenario of R$5.04 was used, while for a 1-year fixed interest rate of 15.79%, a 19.7% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3:    50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$4.03 a scenario of R$6.05 was used, while for a 1-year fixed interest rate of 15.79%, a 23.7% scenario was applied; The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

252             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

Below is the Basel Ratio:

Calculation Basis - Basel Ratio (1)	On September 30 – R$ thousand
	Prudential	Financial
	2015	2014
Tier I capital	73,577,076	74,127,110
Common equity	73,577,076	74,127,110
Shareholders’ equity	86,232,739	79,242,116
Prudential adjustments (2)	(12,655,663)	(5,115,006)
Tier II capital	19,513,015	21,698,075
Subordinated debt	19,513,015	21,698,075
Capital (a)	93,090,091	95,825,185

- Credit risk	585,507,055	534,165,459
- Market risk	21,310,030	23,607,303
- Operational risk	37,106,556	30,979,716
Risk-weighted assets – RWA (b)	643,923,641	588,752,478

Basel ratio (a/b)	14.5%	16.3%
Tier I capital	11.4%	12.6%
- Common equity	11.4%	12.6%
Tier II capital	3.0%	3.7%

(1)   As per January 2015, the Basel Ratio started to be calculated based on the "Prudential Consolidated", in accordance with CMN Resolution No. 4,192/13; and

(2)   As per January 2015, the factor applied to prudential adjustments went from 20% to 40%, according to the timeline for application of deductions of prudential adjustments, defined in Article11 of CMN Resolution No. 4,192/13.

a)      Capital Management

The primary objective of the Capital Management structure is to provide the necessary conditions for a continuous process of capital assessment, monitoring and control, contributing to the achievement of the Organization’s strategic objectives. It considers the current business environment and a prospective and consistent vision for capital adequacy planning. This structure is composed of the Statutory, Non-Statutory and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

The internal process of assessing capital adequacy is carried out so as to ensure that the Organization has a Reference Equity base composition to support the development of activities and provide sufficient protection against risks, whether in normal or in extreme market conditions, as well as meeting managerial and regulatory requirements in relation to capital management.

Bradesco     253

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

b)      Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio (1)	On September 30 – R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement		In shareholders’ equity
	2015		2015	2014	2015	2014
Securities and derivative financial instruments	364,471,441	362,903,631	(8,435,103)	2,243,680	(1,567,810)	2,336,821
- Adjustment of available-for-sale securities			(6,867,293)	(93,141)	-	-
- Adjustment of held-to-maturity securities			(1,567,810)	2,336,821	(1,567,810)	2,336,821
Loan and leasing (2)	366,054,960	363,715,773	(2,339,187)	(1,351,853)	(2,339,187)	(1,351,853)
Investments (3)	1,709,962	21,279,069	19,569,107	18,157,445	19,569,107	18,157,445
Treasury shares	421,041	409,414	-	-	(11,627)	116,469
Time deposits	88,736,673	88,184,533	552,140	378,430	552,140	378,430
Funds from issuance of securities	110,986,290	111,086,839	(100,549)	(220,831)	(100,549)	(220,831)
Borrowing and on-lending	69,653,605	69,574,609	78,996	(44,621)	78,996	(44,621)
Subordinated debts	38,535,072	37,742,715	792,357	(164,112)	792,357	(164,112)
Unrealized gains excluding tax			10,117,761	18,998,138	16,973,427	19,207,748

(1)  For the purpose of presenting the market value, consolidated balances are considered;

(2)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(3)  Primarily includes the surplus of earnings (losses) of subsidiaries and affiliates (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organização Bradesco for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

254             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

29)  EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE.

In addition to the aforementioned plan, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Bradesco sponsors supplemental defined benefit pension plans and of defined contribution, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão – Capof, especially for employees originating from Banco BEM S.A.

Bradesco sponsors the defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará – Cabec, especially for employees originating from Banco BEC S.A.

Expenses related to contributions made in the period of 2015 totaled – R$330,196 thousand (R$349,209 thousand in 2014).

In addition to this benefit, Bradesco offers other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled – R$1,906,150 thousand in the period of 2015 (R$1,748.955 thousand in 2014).

30)  INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	September 30 YTD - R$ thousand
	2015	2014
Income before income tax and social contribution	(3,247,335)	9,474,018
Total burden of income tax and social contribution at the current rates (1)	1,298,934	(3,789,607)
Effect on the tax calculation:
Equity in the Earnings (Losses) of Affiliates and Subsidiary	11,559,606	5,082,819
Net non-deductible expenses of nontaxable income	11,866	(26,112)
Net tax credit of deferred liabilities (2)	1,820,781	-
Interest on shareholders’ equity (paid and payable)	1,378,572	1,078,904
Interest on shareholders’ equity (received and receivable)	(248,705)	(501,600)
Other amounts (3)	263,257	(222,886)
Income tax and social contribution for the period	16,084,311	1,621,518

(1)   Current rates: (i) 25% for income tax; (ii) of 15% for the social contribution until August 2015, and of 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15 (Note 3h);

(2)   Constitution of tax credit, net of deferred liabilities, related to the increase in the social contribution tax rate, according to Law No. 13,169/15; and

(3)   Basically, includes the effect of the rise in the rate of the social contribution on profits, in accordance with Law No. 13,169/15.

Bradesco     255

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Financial Statements

b)   Breakdown of income tax and social contribution in the income statement

	September 30 YTD - R$ thousand
	2015	2014
Current taxes:
Income tax and social contribution payable	(485,861)	(1,613,603)
Deferred taxes:
Amount recorded in the period on temporary differences	11,886,710	3,360,377
Use of opening balances of:
Social contribution loss	(19,805)	(127,491)
Income tax loss	(33,007)	(250,974)
Recording in the period on:
Social contribution loss	1,107,519	94,953
Income tax loss	1,727,919	158,256
Activation of the tax credit - Law No. 13,169/15:
Social contribution losses	411,882	-
Temporary differences	1,488,954	-
Total deferred taxes	16,570,172	3,235,121
Income tax and social contribution for the period	16,084,311	1,621,518

c)   Deferred income tax and social contribution

R$ thousand
	Balance on 12.31.2014	Amount recorded (1)	Amount realized	Balance on 09.30.2015
Allowance for loan losses	14,129,932	5,878,481	1,582,615	18,425,798
Civil provisions	1,069,888	238,801	155,577	1,153,112
Tax provisions	537,326	213,804	407	750,723
Labor provisions	963,096	466,811	282,117	1,147,790
Provision for devaluation of securities and investments	33,965	32,364	22,794	43,535
Provision for devaluation of foreclosed assets	132,667	112,804	38,084	207,387
Adjustment to fair value of trading securities	-	6,781,276	-	6,781,276
Amortization of goodwill	150,287	5,684	5,540	150,431
Provision for interest on shareholders’ equity (2)	-	1,192,924	-	1,192,924
Other	1,305,310	1,137,742	597,893	1,845,159
Total deductible taxes on temporary differences	18,322,471	16,060,691	2,685,027	31,698,135
Income tax and social contribution losses in Brazil and overseas	4,234,758	3,247,320	52,812	7,429,266
Subtotal	22,557,229	19,308,011	2,737,839	39,127,401
Adjustment to fair value of available-for-sale securities	508,537	1,749,670	-	2,258,207
Social contribution - Provisional Measure No. 2,158-35/01	106,097	-	-	106,097
Total deferred tax assets (Note 9b)	23,171,863	21,057,681	2,737,839	41,491,705
Deferred tax liabilities (Note 30e)	907,042	463,368	214,874	1,155,536
Deferred tax assets, net of deferred tax liabilities	22,264,821	20,594,313	2,522,965	40,336,169
- Percentage of net deferred tax assets on capital (Note 28)	22.6%			43.3%
- Percentage of net deferred tax assets over total assets	2.3%			4.2%

(1)   Includes the sum of R$1,900,836 thousand, concerning the increase of the rate of the social contribution on the temporary additions and negative basis provisioned for completion by December 2018, based on technical studies and analyses carried out by the Management, according to Law No. 13,169/15; and

(2)   Deferred taxesThe tax credit on interest on shareholders’ equity is recorded up to the authorized tax limit.

256             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution – Provisional Measure No. 2,158-35.

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure No. 2,158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2015	1,827,914	1,095,088	-	-	-	2,923,002
2016	2,773,847	1,662,322	379,062	463,039	106,097	5,384,367
2017	2,773,847	1,662,322	465,377	543,387	-	5,444,933
2018	2,733,162	1,637,911	579,251	640,018	-	5,590,342
2019	4,283,595	3,540,520	1,169,404	881,288	-	9,874,807
2020 (nine months)	4,213,187	3,494,420	1,427,152	881,288	-	10,016,047
Total	18,605,552	13,092,583	4,020,246	3,409,020	106,097	39,233,498

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

R$35,458,662 thousand (R$20,664,030 thousand in 2014), of which R$28,731,022 thousand (R$18,024,320 thousand in 2014) relates to temporary differences, R$6,624,649 thousand (R$2,541,104 thousand in 2014) to tax losses and negative basis of social contribution and R$102,991 thousand (R$98,606 thousand in 2014) to deferred social contribution, Provisional Measure No. 2,158-35.

e)   Deferred tax liabilities

	On September 30 – R$ thousand
	2015	2014
Mark-to-market adjustment to securities and derivative financial instruments	291,895	113,257
Difference in depreciation	19,565	50,603
Judicial deposit and others (1)	844,076	734,094
Total	1,155,536	897,954

(1)    Includes, in 2015, the sum of R$80,056 thousand, related to the increase of the CSLL rate, in accordance with Law No. 13,169/15.

31)  OTHER INFORMATION

a)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. The accounting standards which have been approved by CMN include the following:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33 – shall take effect as from January 1, 2016).

Bradesco     257

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Bacen Circular Letters No. 3,472/09 and No. 3,516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), in compliance with international standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 31, 2015, Bradesco published its consolidated financial statements for December 31, 2013 and 2014 on its website, in accordance with IFRS standards. The net profit and shareholders’ equity of the financial statements disclosed in IFRS were not substantially different from those presented in the financial statements prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen). As there were no substantial differences between the two sets of financial statements (GAAPs) in the year ended December 31, 2014, Management expects that the net profit and shareholders’ equity for the period of nine months ended September 30, 2015, will also not be materially different in the two GAAPs.

b)    On August 3, 2015, Bradesco informed the market that it had signed the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. - Banco Múltiplo and HSBC Serviços e Participações Ltda. ("HSBC"), for the value of US$5.2 billion. The price shall be adjusted by the equity variation of HSBC as per 12.31.2014 and will be paid on the date of completion of the operation, which is subject to the approval of the competent regulatory authorities and compliance with the legal formalities. With the acquisition, Bradesco will assume all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients.

c)     There were no subsequent events that need to be adjusted or disclosed for the individual financial statements as of September 30, 2015.

258             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Individual Financial Statements

Reference Date: October 19, 2015

Board of Directors	Department Directors (continued)	Ethical Conduct Committee
	José Luis Elias	Milton Matsumoto - Coordinator
Chairman	José Ramos Rocha Neto	Carlos Alberto Rodrigues Guilherme
Lázaro de Mello Brandão	Layette Lamartine Azevedo Júnior	Domingos Figueiredo de Abreu
	Lúcio Rideki Takahama	Sérgio Alexandre Figueiredo Clemente
Vice-Chairman	Luiz Carlos Brandão Cavalcanti Junior	Marco Antonio Rossi
Luiz Carlos Trabuco Cappi	Marcelo Frontini	Alexandre da Silva Glüher
	Marcelo Santos Dall’Occo	Josué Augusto Pancini
Members	Marcos Aparecido Galende	Maurício Machado de Minas
Denise Aguiar Alvarez	Marcos Daré	Marcelo de Araújo Noronha
João Aguiar Alvarez	Marlos Francisco de Souza Araujo	André Rodrigues Cano
Antônio Bornia	Octavio Manoel Rodrigues de Barros	Moacir Nachbar Junior
Carlos Alberto Rodrigues Guilherme	Paulo Aparecido dos Santos	Octavio de Lazari Junior
Milton Matsumoto	Pedro Bosquiero Junior	Marlene Morán Millan
José Alcides Munhoz	Roberto de Jesus Paris	Clayton Camacho
Aurélio Conrado Boni	Rogério Pedro Câmara	Frederico William Wolf
	Waldemar Ruggiero Júnior	Glaucimar Peticov
Board of Executive Officers	Wilson Reginaldo Martins	Joel Antonio Scalabrini
Executive Officers		Nairo José Martinelli Vidal Júnior
Chief Executive Officer	Directors
Luiz Carlos Trabuco Cappi	Antonio Chinellato Neto	Integrated Risk Management
	Antonio Daissuke Tokuriki	and Capital Allocation Committee
Executive Vice-Presidents	João Sabino	Alexandre da Silva Glüher - Coordinator
Domingos Figueiredo de Abreu	Marcio Henrique Araujo Parizotto	Domingos Figueiredo de Abreu
Sérgio Alexandre Figueiredo Clemente	Paulo Eduardo Waack	Sérgio Alexandre Figueiredo Clemente
Marco Antonio Rossi	Paulo Manuel Taveira de Oliveira Ferreira	Marco Antonio Rossi
Alexandre da Silva Glüher		Josué Augusto Pancini
Josué Augusto Pancini	Regional Officers	Maurício Machado de Minas
Maurício Machado de Minas	Alex Silva Braga	Marcelo de Araújo Noronha
Marcelo de Araújo Noronha	Almir Rocha	Luiz Carlos Angelotti
	Altair Naumann	Moacir Nachbar Junior
Managing Directors	Amadeu Emilio Suter Neto	Gedson Oliveira Santos
André Rodrigues Cano	André Ferreira Gomes
Luiz Carlos Angelotti	Antonio Piovesan	Sustainability Committee
Nilton Pelegrino Nogueira	Carlos Alberto Alástico	Luiz Carlos Angelotti - Coordinator
André Marcelo da Silva Prado	Delvair Fidêncio de Lima	Carlos Alberto Rodrigues Guilherme
Altair Antônio de Souza	Francisco Aquilino Pontes Gadelha	Milton Matsumoto
Denise Pauli Pavarina	Francisco Assis da Silveira Junior	Domingos Figueiredo de Abreu
Moacir Nachbar Junior	Geraldo Dias Pacheco	Aurélio Conrado Boni
Octavio de Lazari Junior	João Alexandre Silva	Sérgio Alexandre Figueiredo Clemente
	José Flávio Ferreira Clemente	Marco Antonio Rossi
Deputy Directors	Leandro José Diniz	Alexandre da Silva Glüher
Cassiano Ricardo Scarpelli	Luis Carlos Furquim Vermieiro	Josué Augusto Pancini
Eurico Ramos Fabri	Osmar Sanches Biscuola	Maurício Machado de Minas
Marlene Morán Millan		Moacir Nachbar Junior
Renato Ejnisman	Audit Committee
Walkiria Schirrmeister Marchetti	Milton Matsumoto - Coordinator	Executive Disclosure Committee
	Osvaldo Watanabe	Luiz Carlos Angelotti - Coordinator
Department Directors	Paulo Roberto Simões da Cunha	Domingos Figueiredo de Abreu
Alexandre Rappaport		Marco Antonio Rossi
Amilton Nieto	Compensation Committee	Alexandre da Silva Glüher
André Bernardino da Cruz Filho	Lázaro de Mello Brandão - Coordinator	Moacir Nachbar Junior
Antonio Carlos Melhado	Luiz Carlos Trabuco Cappi	Marlene Morán Millan
Antonio Gualberto Diniz	Antônio Bornia	Antonio José da Barbara
Antonio José da Barbara	Carlos Alberto Rodrigues Guilherme	Carlos Wagner Firetti
Arnaldo Nissental	Milton Matsumoto	Marcelo Santos Dall’Occo
Aurélio Guido Pagani	Valdirene Soares Secato (non-Manager)	Marcos Aparecido Galende
Bruno D’Avila Melo Boetger		Marlos Francisco de Souza Araujo
Carlos Wagner Firetti	Compliance and Internal Control Committee	Haydewaldo R. Chamberlain da Costa
Clayton Camacho	Milton Matsumoto - Coordenador
Edilson Wiggers	Carlos Alberto Rodrigues Guilherme	Fiscal Council
Edson Marcelo Moreto	Aurélio Conrado Boni	Sitting Members
Fernando Antônio Tenório	Domingos Figueiredo de Abreu	José Maria Soares Nunes - Coordinator
Frederico William Wolf	Sérgio Alexandre Figueiredo Clemente	João Carlos de Oliveira
Gedson Oliveira Santos	Marco Antonio Rossi	Domingos Aparecido Maia
Glaucimar Peticov	Alexandre da Silva Glüher	Nelson Lopes de Oliveira
Guilherme Muller Leal	Josué Augusto Pancini	Luiz Carlos de Freitas
Hélio Vivaldo Domingues Dias	Maurício Machado de Minas
Hiroshi Obuchi	Marcelo de Araújo Noronha	Deputy Members
João Albino Winkelmann	Moacir Nachbar Junior	Nilson Pinhal
João Carlos Gomes da Silva	Frederico William Wolf	Renaud Roberto Teixeira
Joel Antonio Scalabrini	Gedson Oliveira Santos	Jorge Tadeu Pinto de Figueiredo
Johan Albino Ribeiro	Joel Antonio Scalabrini	João Batistela Biazon
Jorge Pohlmann Nasser	Johan Albino Ribeiro	Oswaldo de Moura Silveira

General Accounting Department
Marcos Aparecido Galende		Ombudsman Department
Accountant - CRC 1SP201309/O-6		Nairo José Martinelli Vidal Júnior -Ombudsman

Bradesco     259

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Independent Auditors’ Report on the Interim Financial Information

To the Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco - SP

Introduction

We have reviewed the statement of financial position of Banco Bradesco S.A. (“Bradesco”) as at September 30, 2015 and the related statements of income, changes in shareholders' equity and cash flows for nine-month period then ended, as well as the summary of significant accounting policies and other explanatory notes (“the interim financial information”).

Management is responsible for the preparation and fair presentation of this interim financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the interim  financial information mentioned above were not prepared, in all material aspects, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

Other matters

Interim statement of value added

We also reviewed the interim statement of value added (DVA) for nine-month period ended as at September 30, 2015, which was prepared under Bradesco’s Management responsibility and which presentation is required under the rules issued by the Securities and Exchange Commission of Brazil (CVM). This statement was subject to the same review procedures described above and based on our review, we are not aware of any facts that would lead us to believe it was not prepared, in all material respects, consistently with the interim financial information.

Osasco, October 28, 2015

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP028567/O-1 F-SP

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

260             Economic and Financial Analysis Report – September 2015

Individual Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Bodies

The undersigned, members of the Board of Directors of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and Individual Financial Statements related to the third quarter of 2015, as well as the technical feasibility study of generation of taxable profits, restated at present value, in order to establish the Deferred Tax Asset according to CVM Instruction No. 317/02, Resolution No. 3,059/02, of the National Monetary Council and Circular No. 3,171/02, of the Brazilian Central Bank, and in view of the report of KPMG Independent Auditors, presented without reservations, are of the opinion that the stated documents, examined in light of the accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Brazilian Central Bank, appropriately reflect the assets and liabilities and financial status of the Society.

Cidade de Deus, Osasco, SP, October 28, 2015

José Maria Soares Nunes

João Carlos de Oliveira

Domingos Aparecido Maia

Nelson Lopes de Oliveira

Luiz Carlos de Freitas

Bradesco     261

For further information, please contact:

Board of Executive Officers

Luiz Carlos Angelotti

Managing Director and Investor Relations Officer

Phone: (11) 3681-4011

 Fax: (11) 3684-4630

4000.diretoria@bradesco.com.br

Market Relations Department

Carlos Wagner Firetti

Phone: (11) 2194-0921

Cidade de Deus, s/nº - Prédio Vermelho - 3º andar

Osasco - SP

Brazil

www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 9, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.